Form 10-K, Exhibit 13
period 1995-12-31
TASTY BAKING CO
filed 1996-03-28
CIK 96412

MANAGEMENT'S REVIEW

Summary of Significant Accounting Policies

Fiscal Year
The company and its subsidiaries operate under a 52-53 week fiscal year.

Basis of Consolidation
The consolidated financial statements include the accounts of the company and its subsidiaries. Intercompany transactions are eliminated.

Use of Estimates
Certain amounts included in the accompanying consolidated financial statements and related footnotes reflect the use of estimates based on assumptions made by management. These estimates are made using all information available to management, and management believes that these estimates are as accurate as possible as of the dates and for the periods that the financial statements are presented. Actual amounts could differ from these estimates.

Inventory Valuation
Inventories are stated at the lower of cost or market, cost being determined using the first-in, first-out (FIFO) and last-in, first-out (LIFO) methods.

Property and Depreciation
Property, plant and equipment are carried at cost. Costs of major additions, replacements and betterments are capitalized and maintenance and repairs which do not improve or extend the life of the respective assets are charged to income as incurred. When property is retired or otherwise disposed of, the cost of the property and the related accumulated depreciation are removed from the accounts and any resulting gains or losses are reflected in income for the period. Depreciation is computed by the straight-line method over the estimated useful lives of the assets. For income tax purposes, accelerated depreciation methods are used.

Amortization of asset values under capital leases which transfer asset ownership by the end of the lease term or contain bargain purchase options is provided over the estimated useful asset lives. Amortization of asset values under other capital leases and depreciation of leasehold improvements under operating leases are provided over the terms of the related leases or the asset lives, if shorter.

Pension Cost
Pension cost was determined in accordance with the requirements of Statement of Financial Accounting Standards No. 87 - "Employers' Accounting for Pensions." The company's general funding policy is to contribute amounts deductible for federal income tax purposes plus such additional amounts, if any, as the company's actuarial consultants advise to be appropriate. Contributions are intended to provide for benefits attributed to service to date and for those expected to be earned in the future.

Postretirement Benefits Other Than Pensions
In 1993, the company adopted Statement of Financial Accounting Standards No. 106
- "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires employers to account for retiree benefit obligations on an accrual basis, rather than the "pay-as-you-go" basis the company previously used.

Income Taxes
The company  adopted  Statement  of  Financial  Accounting  Standards  No. 109 -
"Accounting for Income Taxes" in 1993, which requires the use of an asset and liability approach for financial accounting and reporting for income taxes.

Net Income Per Common Share
Net income per common share is based on the weighted average number of common shares and equivalent common shares outstanding during the year.

Management's Analysis

Results of Operations
Income from continuing operations for the fiscal year ended December 30, 1995 decreased to $5,640,112 or $.92 per share from $5,800,744 or $.94 per share for the fiscal year ended December 31, 1994. The income from continuing operations for the fiscal year ended January 1, 1994 was $5,687,004 or $.93 per share. In the second quarter of 1995, the company recognized severance costs which resulted in an after-tax charge to net income of $550,000 or $.09 per share. The severance costs resulted from changes in certain management positions which were established in connection with the restructuring program implemented in 1994. In the third quarter of 1995, the company recorded a charge to net income of $550,868 or $.09 per share in connection with a decrease in the Commonwealth of Pennsylvania's Corporate Net Income Tax Rate from 11.99% to 9.99%, retroactive to January 1, 1995, which resulted in a remeasuring of the company's deferred tax asset and liability accounts. In the fourth quarter of 1995, the company completed the amortization of the gain on sale of company routes which, for financial reporting purposes, was being amortized over a ten year period beginning June 30, 1986. This resulted in additional amortization which increased net income in 1995 by $734,501 or $.12 per share. Excluding the effects of the foregoing items, income from continuing operations, before the impact of a severance charge, the effect of a decrease in the company's net deferred tax asset and additional amortization of the gain on sale of company routes would have been $6,006,479 or $.98 per share for the fiscal year ended December 30, 1995 compared to $6,519,944 or $1.06 per share for the fiscal year ended December 31, 1994. Results for 1994 exclude an after-tax charge to income of $719,200 or $.12 per share for a restructuring program.

In 1995, net sales decreased slightly to $141,831,073 from $142,055,111 in 1994. On a comparable basis, excluding the net sales contributed by the recently acquired Dutch Mill Baking Company (Dutch Mill), net sales decreased by $1,441,775 or 1.0% for 1995 when compared to 1994. The decrease in net sales is attributable to a decrease in unit volume which was caused by the continuing soft economy in the snack cake industry combined with a price increase in the fourth quarter of 1995. An increase in sales discounts also contributed to the decrease in net sales.

In 1994, net sales increased 3% to $142,055,111  from $137,772,730 in 1993. This increase was due to an increase in unit sales of 2% combined with a decrease in promotional expenses. The increase in unit sales was aided by the introduction of new products. In 1993, net sales remained relatively unchanged at $137,772,730 compared to $138,381,391 in 1992. Price increases on selected varieties were offset by a slight decrease in unit volume along with special promotional pricing on certain products. The generally soft economy in the snack cake industry contributed to the decline in unit volume in 1993.

Cost of sales as a percentage of net sales was 63.0%, 59.8%, and 60.0% in 1995, 1994, and 1993, respectively. In 1995, the company began to charge the cost of shipping cases, which were previously reflected in selling, general and administrative expenses, to cost of sales. These charges were $3,262,000, $2,687,000, and $2,614,000 in 1995, 1994, and 1993, respectively. On a comparable basis, and further excluding the effect of Dutch Mill, cost of sales as a percentage of net sales was 62.9%, 61.7%, and 61.9%, respectively. In 1995, the company realized a decrease in gross margins, primarily as a result of higher ingredient and packagin g costs. In 1994, the company realized an improvement in gross margins as a result of savings from lower utility costs in connection with the restructuring program. In 1993, the company realized an improvement in gross margins as a result of lower commodity and packaging costs, favorable price increases on selected products and continued improvements in plant operating efficiences.

Selling, general and administrative expenses in fiscal year 1995 decreased $3,673,358 or 9.0% from fiscal year 1994. A portion of this decrease, however, reflects the reclassification of shipping case costs as previously discussed. On a comparable basis, and further excluding the effect of Dutch Mill, selling, general and administrative expenses decreased by $1,468,240 or 3.9%. The decrease was primarily due to the first full year of administrative savings associated with the restructure program implemented in the second quarter of 1994 which was somewhat offset by increased advertising expenditures. Selling, general and administrative expenses in 1994 remained relatively unchanged from 1993 and 1992 levels. In 1994, administrative savings generated by the restructure program were offset by increases in selling and advertising expenses. In 1993, the company experienced anticipated payroll and benefit increases along with costs associated with the roll-out to the sales routes of a new hand-held computer system. These increases were offset by reductions in advertising expenditures, corporate travel overhead and shipping cost savings provided by a new case printing system.

Depreciation expense in 1995, excluding the effect of Dutch Mill, remained relatively unchanged from 1994. Depreciation expense in 1994 increased by $542,653 or 8% primarily as a result of charges associated with the roll-out in 1993 of a hand-held computer system to the sales routes. Depreciation expense in 1993 decreased by $206,939 or 3% as a result of the retirement of old computer equipment combined with the decrease associated with cartoning and wrapping equipment which became fully reserved in 1992.

Other income, net increased in 1995 due to an increase in the amortization of the gain on sale of company routes. In 1995, the total gain on the sale of company routes, which has now been fully amortized, was $3,162,033 resulting in an after-tax increase to net income of $1,751,577 or $.29 per share. In 1994 and 1993, the gain on sale of routes resulted in increases to net income of $897,815 or $.15 per share and $893,365 or $.15 per share, respectively. Other income, net remained relatively unchanged in 1994 and 1993.

Interest expense in 1995 and 1994 decreased as a result of lower average borrowing levels somewhat offset by higher average interest rates. Interest expense decreased significantly in 1993 as a result of lower average interest rates and lower average borrowing levels.

The effective tax rates in 1995, 1994, and 1993 were 45.8%, 39.7%, and 40.7%, respectively. Excluding the effect of the decrease in the company's net deferred tax asset the effective tax rate in 1995 was 40.6%. The principal reason for the difference between the effective rate and the statutory rate in 1995 was the effect of a change related to a decrease in the company's net deferred tax asset due to a change in the state income tax rate as previously discussed. Also, the effect of state income taxes increased the overall effective rate.

The principal reason for the difference between the effective rate and the statutory rate in 1994 is the effect of state income taxes. The principal reason for the difference in 1993 is the effect of non-deductible expenses associated with the spin-off of Phillips & Jacobs, Incorporated (P&J).

In October, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 requires companies to adopt its provisions for fiscal years beginning after December 15, 1995. The provisions of SFAS No. 123 established accounting standards requiring calculation of expense for stock options based on an option pricing model, as well as certain financial statement disclosures. The company has not yet completely evaluated the impact of this new statement.

During the third quarter of 1993, Tasty Baking Company (TBC) distributed, in the form of a tax-free dividend to its shareholders, all of the issued and outstanding shares of P&J, its wholly-owned subsidiary. Effective August 1, 1993, the financial statements of TBC reflect the results of P&J as a discontinued operation. Accordingly, amounts previously reported have been restated to reflect the effect of the spin-off of P&J.

In 1993, discontinued operations increased net income by $643,533. The company realized income from discontinued operations, net of income taxes, of $2,253,366 or $.37 per share. Also included in discontinued operations is an after-tax charge for spin-off costs of $804,569 or $.13 per share, consisting primarily of legal, accounting and other professional fees and an after-tax charge of $805,264 or $.13 per share resulting from the adoption of SFAS 106 and SFAS 109.

Financial Condition
Historically, the company's ability to generate sufficient amounts of cash has primarily come from operations. Bank borrowings, under various lines of credit arrangements, are used to supplement cash flow from operations during periods of cyclical shortages.

Net cash from operating activities (continuing operations) in 1995 increased by $601,579 relative to the comparable amount in 1994. The increase is primarily the result of favorable changes in pension contributions, non-cash deferred tax adjustments and favorable changes in working capital items, principally accounts payable. These changes were partially offset by certain non-cash items, principally the gain on the sale of the distributor routes, an increase in federal income tax payments and an unfavorable change in accounts receivable. Net cash from operating activities (continuing operations) in 1995 totaled $11,195,291 and was used principally for dividend payments of $3,443,027, repayment of long-term debt of $2,524,242, repayment of short-term debt of $1,100,000 and capital expenditures.

Capital expenditures totaled $4,108,984 in 1995. These expenditures continued the company's program of upgrading its bakery production equipment. New loans to owner/operators in 1995 were funded principally from owner/operator loan payments and pay-offs.

Net cash from operating activities (continuing operations) in 1994 decreased by $2,445,671 relative to 1993. Favorable changes in accrued and deferred taxes and the effect of increased depreciation were not sufficient to offset unfavorable changes in accrued pensions and accounts payable which are primarily responsible for the decline. Net cash from operating activities (continuing operations) in 1994 totaled $10,593,712 and was used principally for dividend payments of $3,252,857, repayment of long-term debt of $3,624,638 and capital expenditures.

Capital expenditures totaled $3,704,770 in 1994. These expenditures to complete the project to upgrade the electrical transformers within the bakery and for the purchase of new computer software. New loans to Tastykake route owner/operators in 1994 were, in effect, funded entirely from owner/operator loan payments and pay-offs.

Net cash from operating activities (continuing operations) in 1993, net of the effects of the spin-off of P&J, increased by $2,018,529 over 1992. The net loss for financial reporting purposes adjusted for non-cash items, primarily the cumulative effect of changes in accounting principles adopted in 1993 and the normal recurring depreciation charges, along with favorable changes in working capital items, principally accounts receivable and other accruals, resulted in a net cash inflow which exceeded the previous year. Net cash from operating activities (continuing operations) and dividends received from P&J totaled $13,704,664 in 1993. These funds were used principally for dividend payments of $3,989,078, repayment of short-term debt and capital expenditures.

In 1993, the company expended $7,308,727 on capital projects. These expenditures were used principally to complete the company's implementation of hand-held computers on the route distribution system and to upgrade its electrical transformers within the bakery. New loans to Tastykake route owner/operators in 1993 were completely funded by owner/operator loan payments and pay-offs. In 1993, long-term debt payments, net of additional long-term debt, totaled $6,089,848. This net reduction was made principally with funds received from P&J in settlement of its intercompany debt at the time of the spin-off.

The company anticipates that cash flow from operating activities will improve in 1996, and with the continued availability of bank lines of credit, the Revolving Credit Agreements and other long-term financing, sufficient cash will be available for planned capital expenditures and other operating and financial requirements.

Quarterly Summary (Unaudited)
Summarized quarterly financial data (in thousands of dollars except for per share amounts) for 1995 and 1994 is as follows:

                                                 First            Second            Third            Fourth              Year
1995(a)
Net sales                                       $37,064           $36,656          $33,654           $34,457          $141,831
Gross profit (after depreciation)                12,027            11,814            9,988            11,135            44,964
Net income                                        1,971             1,227              274             2,168             5,640
Per share of common stock:
  Net income                                        .32               .20              .04               .35               .92
  Cash dividends                                    .14               .14              .14               .14               .56
Market prices:
  High                                           14 1/2                14           14 3/4            15 1/4            15 1/4
  Low                                            12 3/4            12 1/2           12 1/4            11 7/8            11 7/8

1994(b)
Net sales                                       $37,069           $36,082          $33,870           $35,034          $142,055
Gross profit (after depreciation)                13,074            12,655           11,554            12,523            49,806
Net income                                        1,909             1,001            1,042             1,849             5,801
Per share of common stock:
  Net income                                        .31               .16              .17               .30               .94
  Cash dividends                                    .13               .13              .13               .14               .53
Market prices:
  High                                           13 3/4            15 3/8               14            13 3/4            15 3/8
  Low                                            12 3/8            12 5/8           12 1/4            12 3/4            12 1/4

Each quarter consists of thirteen weeks. The market prices of the company's stock reflect the high and low price by quarter as traded on the American Stock
Exchange.  The  approximate  number of holders of record of the company's  stock
(par value $.50 per share) as of February 15, 1996 was 3,600.

(a) Includes an after-tax charge to net income in the second quarter in the amount of $550,000 or $.09 per share for severance costs and a charge to net income in the third quarter in the amount of $551,000 or $.09 per share resulting from a remeasuring of the company's deferred tax and liability accounts. The completion of the amortization of the gain on sale of company routes increased net income in the fourth quarter by $735,000 or $.12 per share. Net income per share amounts by quarter do not add due to rounding.
(b) Includes an after-tax charge to net income in the second quarter in the amount of $719,200 or $.12 per share for the restructuring program.

Five Year Selected Financial Data

All amounts presented are in thousands except for per share amounts.

                                               1995(a)          1994(b)           1993(c)            1992             1991
Operating Results
    Net Sales                               $   141,831       $   142,055       $  137,773       $   138,381    $   136,352
    Income from Continuing Operations       $     5,640       $     5,801       $    5,687       $     5,022    $     4,777

Per Share Amounts
    Income from Continuing Operations       $       .92       $       .94       $      .93       $       .83    $       .79
    Cash Dividends                          $       .56       $       .53       $     .655       $       .80    $      .725
    Shareholders' Equity                    $      5.81       $      5.37       $     4.93       $     10.03    $      9.37

Financial Position
     Working Capital                        $    13,944       $    12,340       $   10,776       $     7,422    $     7,378
     Total Assets                           $    85,303       $    87,136       $   90,505       $   112,096    $   112,461
     Long-term Obligations                  $     6,230       $     7,516       $   11,206       $    17,185    $    19,780
     Shareholders' Equity                   $    35,938       $    32,951       $   30,243       $    60,785    $    56,723
     Shares of Common Stock
         Outstanding                              6,185             6,136            6,136             6,058          6,052

Statistical Information
     Capital Expenditures, Net              $     3,685       $     3,705       $    7,305       $     4,682    $     6,124
     Depreciation                           $     7,463       $     7,327       $    6,785       $     6,992    $     6,871
     Average Common Shares
         Outstanding                              6,161             6,139            6,101             6,086          6,057

(a) Income from continuing operations and per share amount include after-tax charges of $550,000 or $.09 per share for severance costs and $551,000 or $.09 per share resulting from a remeasuring of the company's deferred tax assets and liabilities. The completion of the amortization of the gain on sale of company routes increased income from continuing operations by $735,000 or $.12 per share.
(b) Income from continuing operations and per share amount include a net charge in the amount of $719,200 or $.12 per share for the restructuring program.
(c) In August 1993, the company spun-off its wholly-owned subsidiary, Phillips & Jacobs, Incorporated (P&J), to its shareholders. Cash dividends and shareholders' equity per share amounts, long-term obligations and shareholders' equity were impacted as a result of the spin-off of P&J.

TASTY BAKING COMPANY AND SUBSIDIARIES CONSOLIDATED FINANCIAL  STATEMENTS

Consolidated Statements of Operations and Retained Earnings

                                                                     52 Weeks          52 Weeks           53 Weeks
                                                               Ended Dec. 30,    Ended Dec. 31,      Ended Jan. 1,
                                                                         1995              1994              1994
Operations
Net sales                                                       $ 141,831,073     $ 142,055,111     $ 137,772,730
                                                                -------------------------------------------------
Costs and expenses:
Cost of sales                                                      89,403,295        84,921,787        82,603,806
Depreciation                                                        7,463,311         7,327,385         6,784,732
Selling, general and administrative                                37,040,622        40,713,980        40,684,291
Severance and restructure charges                                     950,000         1,240,000              --
Interest expense                                                      675,613           803,688           838,184
Provision for doubtful accounts                                       785,036           592,040           530,980
Other income, net                                                  (4,901,455)       (3,164,684)       (3,262,708)
                                                                -------------------------------------------------
                                                                  131,416,422       132,434,196       128,179,285
                                                                -------------------------------------------------
Income from continuing operations before provision
   for income taxes                                                10,414,651         9,620,915         9,593,445
                                                                -------------------------------------------------
Provision for income taxes:
Federal                                                             2,345,811         3,086,954         2,988,595
State                                                                 500,319           942,330           633,530
Deferred                                                            1,377,541          (209,113)          284,316
Decrease in net deferred tax asset due to change in tax rate          550,868              --                --
                                                                -------------------------------------------------
                                                                    4,774,539         3,820,171         3,906,441
                                                                -------------------------------------------------
Income from continuing operations before cumulative
   effect of changes in accounting principles                       5,640,112         5,800,744         5,687,004
Discontinued operations                                                  --                --             643,533
Cumulative effect of changes in accounting principles                    --                --         (10,705,482)
                                                                -------------------------------------------------
Net income (loss)                                                   5,640,112         5,800,744        (4,374,945)

Retained Earnings
Balance, beginning of year                                         17,228,764        14,680,877        45,851,426
Dividend of P&J common shares                                            --                --         (22,806,526)
Cash dividends paid on common shares ($.56 per share in
   1995, $.53 per share in 1994, $.655 per share in 1993)          (3,443,027)       (3,252,857)       (3,989,078)
                                                                -------------------------------------------------
Balance, end of year                                            $  19,425,849     $  17,228,764     $  14,680,877
                                                                =================================================

Earnings per common share
Income from continuing operations before cumulative
   effect of changes in accounting principles                   $        0.92     $        0.94     $        0.93
Discontinued operations                                                  --                --                0.11
Cumulative effect of changes in accounting principles                    --                --               (1.76)
                                                                -------------------------------------------------
Net income (loss) per common share                              $        0.92     $        0.94     $       (0.72)
                                                                =================================================

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

Consolidated Statements of Cash Flows

                                                                     52 Weeks         52 Weeks          53 Weeks
                                                               Ended Dec. 30,   Ended Dec. 31,     Ended Jan. 1,
                                                                         1995            1994*             1994*
Cash flows from (used for) operating activities
Net income (loss)                                                $  5,640,112     $  5,800,744     $ (4,374,945)
Adjustments to reconcile net income (loss) to net cash
   provided by operating activities:
   Cumulative effect of changes in accounting principles                 --               --         10,705,482
   Depreciation                                                     7,463,311        7,327,385        6,784,732
   Provision for doubtful accounts                                    785,036          592,040          530,980
   Deferred taxes                                                   1,928,409         (209,113)         284,316
   Other                                                           (2,796,406)        (251,160)        (184,952)
Changes in assets and liabilities:
   Decrease (increase) in receivables                              (1,271,407)        (804,967)         411,896
   Decrease (increase) in inventories                                (148,302)          15,659          514,002
   Decrease (increase) in prepayments and other                      (482,770)          52,783         (249,467)
   Increase (decrease) in accrued income taxes                       (893,111)         214,083         (303,969)
   Increase (decrease) in accrued pensions, accounts payable
     and other current liabilities                                    970,419       (2,143,742)         369,410
                                                                 ----------------------------------------------
                                                                   11,195,291       10,593,712       14,487,485
   Discontinued operations                                               --               --         (1,448,102)
                                                                 ----------------------------------------------
   Net cash from operating activities (continuing operations)      11,195,291       10,593,712       13,039,383
Cash flows from (used for) investing activities
Proceeds from owner/operators' loan repayments                      3,276,511        3,860,216        3,138,745
Proceeds from sale of property, plant and equipment                   127,734             --              3,235
Purchase of property, plant and equipment                          (4,108,984)      (3,704,770)      (7,308,727)
Loans to owner/operators                                           (3,442,811)      (3,876,506)      (2,492,993)
Dividends received from spun-off subsidiary                              --               --            665,281
Net change in intercompany debt of spun-off subsidiary                   --               --          7,024,029
Other                                                                 (42,619)          11,068          107,373
                                                                 ----------------------------------------------
   Net cash from (used for) investing activities                   (4,190,169)      (3,709,992)       1,136,943
                                                                 ----------------------------------------------
Cash flows from (used for) financing activities
Dividends paid                                                     (3,443,027)      (3,252,857)      (3,989,078)
Payment of long-term debt                                          (2,524,242)      (3,624,638)      (8,402,251)
Net increase (decrease) in short-term debt                         (1,100,000)            --         (4,600,000)
Additional long-term debt                                                --               --          2,312,403
Proceeds from sale of common stock                                       --               --            194,000
                                                                 ----------------------------------------------
   Net cash used for financing activities                          (7,067,269)      (6,877,495)     (14,484,926)
                                                                 ----------------------------------------------
   Net increase (decrease) in cash                                    (62,147)           6,225         (308,600)
Cash, beginning of year                                               147,251          141,026          449,626
                                                                 ----------------------------------------------
Cash, end of year                                                $     85,104     $    147,251     $    141,026
                                                                 ==============================================
Supplemental cash flow information
Cash paid during the year for:
Interest                                                         $    718,587     $    816,238     $  1,296,631
                                                                 ==============================================
Income taxes                                                     $  4,116,161     $  3,767,503     $  5,322,117
                                                                 ==============================================
Noncash financing activities:
Dividend of P&J common shares                                                                      $ 22,806,526
                                                                                                   ============
Issuance of common stock from exercise of stock options                                            $  5,350,597
                                                                                                   ============
Increase in treasury stock from exercise of stock options                                          $  5,350,597
                                                                                                   ============

*Reclassified for comparative purposes.

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

Consolidated Balance Sheets

                                                                              Dec. 30,        Dec. 31,
                                                                                  1995            1994
Assets
Current Assets:
Cash                                                                      $     85,104    $    147,251
Receivables, less allowance of $2,361,794 and $2,063,765, respectively      18,630,903      17,574,423
Inventories                                                                  3,263,282       2,937,060
Deferred income taxes, prepayments and other                                 3,349,314       3,681,528
                                                                          ----------------------------
     Total current assets                                                   25,328,603      24,340,262
                                                                          ----------------------------


Property, plant and equipment:
Land                                                                           697,987         697,987
Buildings and improvements                                                  24,797,546      23,937,822
Machinery and equipment                                                    101,374,855      97,366,055
                                                                          ----------------------------
                                                                           126,870,388     122,001,864
Less accumulated depreciation and amortization                              91,230,770      84,063,636
                                                                          ----------------------------
                                                                            35,639,618      37,938,228
                                                                          ----------------------------


Other assets:
Long-term receivables                                                       11,074,974      10,872,115
Deferred income taxes                                                        9,720,541      10,830,705
Spare parts inventory                                                        2,929,882       2,623,979
Miscellaneous                                                                  609,365         531,307
                                                                          ----------------------------
                                                                            24,334,762      24,858,106
                                                                          ----------------------------
                                                                          $ 85,302,983    $ 87,136,596
                                                                          ============================


See accompanying summary of significant accounting policies and notes to consolidated financial statements.

                                                                                  Dec. 30,       Dec. 31,
                                                                                      1995           1994
Liabilities
Current Liabilities:
Current portion of long-term debt                                              $   127,720    $   222,831
Current obligations under capital leases                                           513,159        455,712
Notes payable, banks                                                               700,000      1,800,000
Accounts payable                                                                 4,699,747      4,075,343
Accrued payrolls and employee benefits                                           4,310,550      3,565,536
Accrued income taxes                                                                  --          893,111
Other                                                                            1,033,612        987,307
                                                                               --------------------------
     Total current liabilities                                                  11,384,788     11,999,840
                                                                               --------------------------

Long-term debt, less current portion                                             4,576,385      5,349,558
                                                                               --------------------------

Long-term obligations under capital leases, less current portion                 1,653,134      2,166,293
                                                                               --------------------------

Deferred income                                                                       --        3,271,268
                                                                               --------------------------

Accrued pensions and other liabilities                                          13,129,760     11,691,444
                                                                               --------------------------

Postretirement benefits other than pensions                                     18,620,763     19,707,364
                                                                               --------------------------

Shareholders' Equity
Common stock, par value $.50 per share, and entitled to one vote per share:
Authorized 15,000,000 shares, issued 7,289,087 shares                            3,644,544      3,644,544
Capital in excess of par value of stock                                         29,662,330     29,175,510
Retained earnings                                                               19,425,849     17,228,764
                                                                               --------------------------
                                                                                52,732,723     50,048,818
Less:
     Treasury stock, at cost:
         1,104,237 shares and 1,152,643 shares, respectively                    16,364,757     16,601,793
         Management Stock Purchase Plan receivables and deferrals                  429,813        496,196
                                                                               --------------------------
                                                                                35,938,153     32,950,829
                                                                               --------------------------
                                                                               $85,302,983    $87,136,596
                                                                               ==========================


See accompanying summary of significant accounting policies and notes to consolidated financial statements.

Consolidated Statements of Changes in Capital Accounts

                                          Dec. 30, 1995                    Dec. 31, 1994                  Jan. 1, 1994
                                      Shares          Amount          Shares          Amount          Shares          Amount
Common Stock:
Balance, beginning of year           7,289,087    $  3,644,544       7,289,087    $  3,644,544       7,108,687    $  3,554,344
     Stock Option Plan issuance           --              --              --              --           180,400          90,200
                                     -----------------------------------------------------------------------------------------
Balance, end of year                 7,289,087    $  3,644,544       7,289,087    $  3,644,544       7,289,087    $  3,644,544
                                     =========================================================================================


Capital in Excess of Par
     Value of Stock:
Balance, beginning of year                        $ 29,175,510                    $ 29,105,725                    $ 23,424,543
Issuances:
     Management Stock
         Purchase Plan                                  36,118                          25,145                          45,894
     Stock Option Plan                                    --                              --                         5,205,526
     Director Option Plan                                 --                              --                           131,779
     Purchase of subsidiary                            423,774                            --                              --
Tax benefits related to
     Management Stock
          Purchase Plan and
          Stock Option Plan                             26,928                          44,640                         297,983
                                     -----------------------------------------------------------------------------------------
Balance, end of year                              $ 29,662,330                    $ 29,175,510                    $ 29,105,725
                                     =========================================================================================

Treasury Stock:
Balance, beginning of year           1,152,643    $ 16,601,793       1,152,639    $ 16,579,825       1,050,799    $ 11,280,132
Management Stock
     Purchase Plan:
         Reissued                       (5,624)        (36,433)         (2,812)        (11,270)         (4,498)        (28,252)
         Reacquired                      3,166          24,638           2,816          33,238           5,344          55,569
Shares reacquired (reissued) in
  connection with:
         Stock Option Plan                --              --              --              --           116,994       5,350,597
         Director Option Plan             --              --              --              --           (16,000)        (78,221)
         Purchase of subsidiary        (45,948)       (225,241)           --              --              --              --
                                     -----------------------------------------------------------------------------------------
Balance, end of year                 1,104,237    $ 16,364,757       1,152,643    $ 16,601,793       1,152,639    $ 16,579,825
                                     =========================================================================================

Management Stock Purchase
     Plan Receivables and
     Deferrals:
Balance, beginning of year                        $    496,196                    $    608,555                    $    764,944
Common stock issued                                     72,550                          36,415                          74,146
Common stock
     repurchased                                       (33,602)                        (34,603)                        (67,767)
Note payments and
     amortization of
     deferred compensation                            (105,331)                       (114,171)                       (162,768)
                                     -----------------------------------------------------------------------------------------
Balance, end of year                              $    429,813                    $    496,196                    $    608,555
                                     =========================================================================================




See accompanying summary of significant accounting policies and notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1.   Purchase of Subsidiary:

On August 29, 1995, the company acquired all of the outstanding shares of capital stock of Dutch Mill Baking Company, Inc. (Dutch Mill) in exchange for 45,948 shares of the company's common stock valued at $649,000. Dutch Mill, based in Wyckoff, New Jersey, produces donuts, muffins and cakes and operates principally in the New York metropolitan area. The acquisition was accounted for as a purchase and, accordingly, the net assets and results of operations of Dutch Mill are included in the company's consolidated financial statements since the date of acquisition. The excess of the total acquisition cost over the fair value of net assets acquired of $303,533 is being amortized on a straight line basis over fifteen years. Had the acquisition occurred at the beginning of fiscal year 1995 or 1994 there would have been no significant impact on the company's consolidated results of operations.

2.   Reclassification of Expense:

In the first quarter of 1995, the company began to charge the cost of shipping cases, which was previously reflected in selling, general and administrative expenses, to cost of sales. This change in classification was done as a result of a change in operating policy that now treats shipping cases as completely disposable items. These charges were $3,262,000, $2,687,000, and $2,614,000 in 1995, 1994, and 1993, respectively.

3.   Severance and Restructure Charges:

During the second quarter of 1995, the company incurred a severance charge of $950,000 resulting in a reduction in net income of $550,000 or $.09 per share after related tax benefit. The severance charge resulted from changes in certain management positions which were established in connection with a Restructuring Program (the Program) implemented in 1994. During 1995, payments approximating $288,000 were made in connection with the severance charge.

In the second quarter of 1994, the company implemented the Program which was designed to enhance overall competitiveness, productivity and efficiency through the reduction of overhead costs. The Program resulted in a pre-tax charge of $1,240,000 in the second quarter of 1994 which had an after-tax effect of $719,200 or $.12 per share. This charge principally reflects the severance costs resulting from workforce reductions and realignments throughout the company. As of December 30, 1995, all obligations under the Program have been satisfied.

4.   Cumulative Effects of Changes in Accounting Principles:

In 1993, the company was required to comply with the provisions of Statement of Financial Accounting Standards No. 106 - "Employers' Accounting for Postretirement Benefits Other than Pensions." The standard requires employers to account for retiree benefit obligations on an accrual basis, rather than the "pay-as-you-go" basis. The company elected to recognize the full amount of its accumulated postretirement benefit obligation, which represents the present value of the estimated future benefits payable to current retirees and a pro-rata portion of estimated benefits payable to active employees after retirement. Upon adoption, the new standard resulted in a charge to income of $20,049,638 which, after related tax benefits, represented a net charge of $11,708,989 or $1.92 per share.

Additionally, in 1993, the company adopted Statement of Financial Accounting Standards No. 109 - "Accounting for Income Taxes", which requires the use of an asset and liability approach for financial accounting and reporting for income taxes. Upon adoption, the new standard resulted in a deferred tax credit of $1,003,507 or $.16 per share.

The resulting charge related to the adoption of SFAS No. 106 and the credit related to the adoption of SFAS No. 109 are included together in the accompanying consolidated statements of operations and retained earnings as a cumulative effect of changes in accounting principles.

5.   Discontinued Operations:

Pursuant to a Plan of Distribution, Tasty Baking Company (TBC) distributed in the form of a tax-free dividend to its shareholders all of the issued and outstanding common stock of its wholly-owned subsidiary, Phillips & Jacobs, Incorporated (P&J), now known as PrimeSource Corporation. Each shareholder of record of TBC common stock as of the close of business on July 21, 1993 was entitled to receive two (2) shares of P&J common stock, par value $.01 per share, for each three (3) shares of TBC common stock, par value $.50 per share, then held. As a result of the distribution and divestiture of P&J by TBC, effective August 1, 1993, each company operates as an independently publicly traded company and reports separately to its shareholders. The consolidated financial statements herein reflect P&J as a discontinued operation of TBC and amounts previously reported have been restated accordingly.

6.    Inventories:

Inventories are classified and valued as follows:

                                         Dec. 30,       Dec. 31,
                                             1995           1994
Classification:
     Finished goods                    $  467,184     $  645,225
     Work in progress                     593,416        633,909
     Raw materials and supplies         2,202,682      1,657,926
                                       -------------------------
                                       $3,263,282     $2,937,060
                                       =========================

Valued at lower of cost or market:
     First-in, first-out (FIFO)        $2,226,253     $1,951,217
     Last-in, first-out (LIFO)          1,037,029        985,843
                                       -------------------------
                                       $3,263,282     $2,937,060
                                       =========================

For the inventories stated on the LIFO basis, the current replacement cost exceeds LIFO value by approximately $439,000 at December 30, 1995 and $358,000 at December 31, 1994.

7.   Long-Term Receivables and Distribution Routes:

The majority of the company's sales distribution routes are owned by independent owner/operators who have purchased the exclusive right to sell and distribute Tastykake products in defined geographical territories. Initially, financing for the purchase of these distribution routes was provided by a group of banks. In December, 1995 the final payments were made by the owner/operators on the initial financing for the purchase of these routes. The company maintains a wholly-owned subsidiary to finance route purchase activities. At December 30, 1995 and December 31, 1994, notes receivable of $12,813,000 and $12,631,000, respectively, are included in current and long-term receivables in the accompanying consolidated balance sheets.

For financial reporting purposes, the net gain from the original sale of the distribution routes of $15,869,428 was being amortized over ten years beginning June 30, 1986. In the fourth quarter of 1995, in connection with the final payments by the owner/operators on the initial financing of the route purchases, the company completed the amortization of the gain. The resulting additional amortization of $1,254,957 increased net income in 1995 by $734,501 after provision for income taxes. The total amount of the gain recognized after expenses and provision for income taxes was $1,751,577, $897,815, and $893,365 in 1995, 1994, and 1993, respectively.

8.   Notes Payable, Banks:

The company has credit arrangements with various banks under which it may borrow up to $31,000,000 primarily at or below the prime rate of interest. Of the $31,000,000, $11,000,000 is designated for short-term borrowings, while $20,000,000 is for use under a Revolving Credit Agreement (see Note 9). The company has agreed informally with the banks to provide compensating balances, or fees in lieu thereof; however, withdrawal of funds is not restricted.

Notes payable of $700,000 and $1,800,000 were outstanding at December 30, 1995 and December 31, 1994 at interest rates of 6.35% and 7.10%, respectively. The average outstanding borrowing during 1995 was $1,044,000 ($1,085,000 in 1994) and the average interest rate was 6.32% (4.30%in 1994), calculated on the basis of the average weekly balance. The maximum short-term borrowings by the company at any period end during 1995 aggregated $2,800,000 ($2,000,000 in 1994).

9.   Long-Term Debt:

Long-term debt consists of the following:

                                                                                              Dec. 30,              Dec. 31,
                                                                                                  1995                  1994
Revolving Credit Agreement, with interest at or below the prime rate
  (6.3% average rate at December 30, 1995)                                               $   2,000,000          $  3,000,000
Term Loan exercised under a Revolving Credit Agreement, with interest at 6.5%, $51,292 principal and interest payments due quarterly beginning
  July 1, 1993 with a final payment of $1,197,796 due April 1, 1996                          1,210,268             1,331,793
Term Loan exercised under a Revolving Credit Agreement, with interest at 6.5%, $44,877 principal and interest payments due quarterly beginning
  April 3, 1994 with a final payment of $1,047,994 due January 2, 1997                       1,139,290             1,240,596
Term loan with interest at 8%, $4,374 principal and interest payments due monthly beginning September 18, 1995 with a final payment of $253,834
  due August 18, 1999                                                                          354,547                    --
                                                                                         -----------------------------------
                                                                                             4,704,105             5,572,389
Less current portion                                                                           127,720               222,831
                                                                                         -----------------------------------
                                                                                         $   4,576,385          $  5,349,558
                                                                                         ===================================

Effective September 28, 1989, the company entered into a Revolving Credit Agreement ('89 Agreement) which currently permits borrowings up to $20,000,000. Borrowings under the '89 Agreement bear interest at an annual rate equal to the prime rate, a CD rate, a LIBOR rate or a money market rate at the company's option. Under the '89 Agreement, the company may borrow up to $20,000,000 until September 28, 1998. However, the '89 Agreement contains provisions which effectively allow the revolving credit period and maturity to be extended indefinitely upon approval of the banks. The '89 Agreement contains restrictive covenants which include provisions for maintenance of minimum current ratio and tangible net worth, and restrictions on total liabilities, guarantees, loans, investments and subsidiary debt.

Effective August 2, 1992, the company entered into a Revolving Credit Agreement ('92 Agreement) for $6,000,000 to finance owner/operator loans for the purchase of Tastykake distribution routes. Each borrowing under the '92 Agreement becomes, in effect, a term loan repayable in equal quarterly installments based on a ten year amortization schedule with a three year balloon payment. Each borrowing bears interest at a fixed rate based on the prime rate or the three year Treasury Note yield determined at the time of the borrowing, at the company's option. In May, 1995, the company and the bank mutually agreed not to renew the '92 Agreement beyond May 31, 1996. In addition, it was further agreed that any of the term loans extended under the '92 Agreement would be repaid under their original terms and conditions with the intention of refinancing them under existing lines of credit. The '92 Agreement contains restrictive covenants essentially the same as those contained in the '89 Agreement.

The following schedule of future long-term debt principal payments as of December 30, 1995 is based on the stated maturity dates of the various long-term borrowings and does not reflect future extensions or refinancings.

                                                     1996               127,720
                                                     1997             1,085,724
                                                     1998             3,220,151
                                                     1999               270,510
                                                                     ----------
                                 Total principal payments            $4,704,105
                                                                     ==========

10.  Obligations Under Capital Leases:

Obligations under capital leases consist of the following:

                                                                                              Dec. 30,              Dec. 31,
                                                                                                  1995                  1994
Capital lease obligation, with interest at 11%, payable in monthly installments
  of $41,333 through June, 1999                                                            $ 1,435,730           $ 1,754,642

Industrial  development  mortgages,  with interest at 4% and 8 1/2%,  payable in monthly installments of $17,142 through March, 1998 and $8,052 thereafter
  through February, 2003                                                                       730,563               867,363
                                                                                           ---------------------------------
                                                                                             2,166,293             2,622,005
Less current portion                                                                           513,159               455,712
                                                                                           ---------------------------------
                                                                                           $ 1,653,134           $ 2,166,293
                                                                                           =================================

11.  Commitments and Contingencies:

The company leases certain plant and distribution facilities, machinery and automotive equipment under noncancelable lease agreements. The company expects that in the normal course of business, leases that expire will be renewed or replaced by other leases. Included therein is a lease with the Trustees of the Tasty Baking Company Pension Plan for property contributed to the plan. The net annual rental is subject to adjustment every three years to provide fair market rental to the Pension Plan and, accordingly, the net annual rental was adjusted effective July 1, 1993. The lease expires on June 30, 1999 with an option to renew for five additional three year periods. In addition, the company has an option to purchase the property at any time at its then fair market value.

Property, plant and equipment relating to capital leases was $5,801,000 at December 30, 1995 and December 31, 1994 with accumulated amortization of $4,260,000 and $4,023,000, respectively. Depreciation and amortization of assets recorded under capital leases was $237,000, $237,000, and $231,000 in 1995, 1994, and 1993, respectively.

The following is a schedule of future minimum lease payments as of December 30, 1995:

                                                                           Noncancelable
                                                           Capital             Operating
                                                            Leases                Leases
1996                                                   $   701,704           $   664,193
1997                                                       701,704               454,316
1998                                                       601,717               362,551
1999                                                       344,627               230,602
2000                                                        96,627               110,790
Later years                                                201,307               -
                                                       ---------------------------------
Total minimum lease payments                           $ 2,647,686           $ 1,822,452
                                                                            ============
Less interest portion of payments                          481,393
                                                       -----------
Present value of future minimum lease payments         $ 2,166,293
                                                       ===========

Rental expense was approximately $1,113,000 in 1995, $840,000 in 1994, and $853,000 in 1993.

In connection with a workers' compensation insurance policy, the company has obtained a capital Standby Letter of Credit in the amount of $800,000 which was required by the insurance company in order to guarantee future payment of premiums.

In November, 1995, the company received a proposed assessment from the Internal Revenue Service for employment taxes based on an assertion that during the years 1990 through 1994 the company's independent owner/operators were employees and not independent contractors. It is the company's view that the assertion is without merit since the independent owner/operator relationships were established in compliance with the appropriate Internal Revenue Code requirements. Therefore, the company intends to vigorously defend its position. At this time, however, the company is unable to estimate the possible loss, if any, that may be incurred as a result of this proposed assessment. The ultimate outcome of this proposed assessment may or may not have a material impact on the company's financial position or results of operations.

The company and its subsidiaries are also involved in certain legal and regulatory actions, all of which have arisen in the ordinary course of the company's business. The company is unable to predict the outcome of these matters, but does not believe that the ultimate resolution of such matters will have a material adverse effect on the consolidated financial position of the company.

12.  Pension Costs:

The company participates in a funded noncontributory pension plan providing retirement benefits for substantially all employees. Benefits under this plan generally are based on the employee's years of service and compensation during the years preceding retirement. Net pension gains and losses in excess of 10% of the greater of the projected benefit obligation or the market value of the plan assets ("the corridor") are recognized in income in the year of occurrence.

Effective January 1, 1995, previously eligible employees of P&J ceased their participation in the plan. In August, 1995, $4,808,300 was transferred to the PrimeSource Corporation Pension Plan. This transfer of assets corresponded to the actuarially determined liabilities for active, retired and vested terminated employees of P&J. Prior to January 1, 1995, costs were allocated to Tasty Baking Company and P&J based on the number and actuarial attributes of the respective participants.

The components of pension cost are summarized as follows:

                                                                                    1995              1994             1993
Service cost-benefits earned during the year                               $   1,033,000      $  1,539,000     $  1,228,000
Interest cost on projected benefit obligation                                  4,984,000         5,287,000        5,153,000
Actual return on plan assets                                                 (10,068,000)         (337,000)      (7,269,000)
Net amortization and deferral                                                  5,186,000        (5,237,000)       1,997,000
                                                                           ------------------------------------------------
Net amount charged to income                                               $   1,135,000      $  1,252,000     $  1,109,000
                                                                           ================================================

The company realized pension expense of $1,135,000, $998,000, and $882,000 in 1995, 1994, and 1993, respectively.

The following table sets forth the funded status of the pension plan at December 30, 1995 and December 31, 1994 and the amounts recognized in the accompanying consolidated balance sheets.

                                                                                    1995              1994
Plan assets at fair value                                                  $  57,372,000    $   56,675,000
                                                                           -------------------------------
Actuarial present value of benefit obligations:
     Vested                                                                   56,886,000        52,876,000
     Nonvested                                                                 2,290,000         2,258,000
                                                                           -------------------------------
Accumulated benefit obligations                                               59,176,000        55,134,000
Effect of projected future salary increases                                   11,644,000         9,964,000
                                                                           -------------------------------
Projected benefit obligations                                                 70,820,000        65,098,000
                                                                           -------------------------------
Plan assets less than projected benefit obligations                          (13,448,000)       (8,423,000)
Unrecognized net loss                                                          5,081,000           295,000
Unrecognized net transition asset                                             (2,257,000)       (2,877,000)
                                                                           -------------------------------
Pension liability                                                          $ (10,624,000)   $  (11,005,000)
                                                                           ===============================

The actuarial present value of benefits and projected benefit obligation was determined using a discount rate of 7.25% for fiscal year 1995, 8.50% for fiscal year 1994, and 7.50% for fiscal year 1993. The expected long-term rate of return on assets was 9% and the rate of compensation increase used to measure the projected benefit obligation was 6% for fiscal years 1995, 1994, and 1993. Plan assets are invested in a diverse portfolio that primarily consists of equity and debt securities as well as certain real property and subsequent improvements with additions thereto.

13.  Postretirement Benefits Other than Pensions:

In addition to providing pension benefits, the company also provides certain unfunded health care and life insurance programs for substantially all retired employees. These benefits are provided through contracts with insurance companies and health service providers.

The net periodic postretirement benefit cost of continuing operations included the following components:

                                                                   1995                      1994                      1993
         Service cost                                   $       137,530             $     210,883             $     328,380
         Interest cost                                          901,760                 1,246,404                 1,645,744
         Net amortization and deferral                         (657,253)                  (84,269)                       --
                                                         ------------------------------------------------------------------
                                                        $       382,037             $   1,373,018             $   1,974,124
                                                        ===================================================================

The amounts recognized in the company's balance sheet at December 30, 1995 and December 31, 1994 were as follows:

                                                                   1995                      1994
Accumulated postretirement benefit obligation:
         Retirees                                         $  (9,204,954)             $(12,714,882)
         Fully eligible active employees                     (1,224,699)               (1,571,277)
         Other active employees                              (1,552,952)               (1,654,248)
         Unrecognized net gain                               (6,638,159)               (3,766,957)
                                                         -----------------------------------------
                                                          $ (18,620,764)             $(19,707,364)
                                                          ========================================

The accumulated postretirement benefit obligation was determined using a 7.25%, and 8.50% weighted average discount rate in 1995, 1994, and 1993, respectively, and an assumed compensation increase rate of 6% was used for fiscal years ended 1995, 1994, and 1993. For 1996, the health care cost trend rates are anticipated to be 8.20% and 7.45% for indemnified health plans and HMO-type health plans, respectively, gradually declining to 5% in nine years and remaining at that level thereafter. The health care cost trend rate assumptions have a significant effect on the amounts reported. For example, a 1% increase in the health care trend rate would increase the accumulated postretirement benefit obligation by $219,000, and $291,000 and $649,000 in 1995, 1994, and 1993, respectively and the net periodic cost by $25,000,  $34,000, and $87,000 in 1995, 1994, and 1993,
respectively..

14.  Thrift Plan:

The Tasty Baking Company Thrift Plan (the Plan) permits participants to make contributions to the Plan on a pre-tax salary reduction basis in accordance with the provision of Section 401(k) of the Internal Revenue Code. The company contributes $1.00 for each $1.00 contributed by a participant up to a specified limit. Company contributions charged against income totalled $370,124 in 1995, $367,246 in 1994, and $370,760 in 1993.

Effective January 1, 1995, the company amended the Plan by adopting a Section 401(k) prototype plan sponsored by the Dreyfus Corporation. Under the Plan, as amended, the company's contributions are invested in Tasty Baking Company common stock and participants may choose from a selection of mutual fund options offered by the Dreyfus Corporation for their contributions.

The company had 150,822 shares of its common stock reserved for possible issuance under the Plan at December 30, 1995.

15.  Management Stock Purchase Plan:

The Management Stock Purchase Plan provides that common shares may be sold to management employees from time to time at prices designated by the Board of Directors (not less than 50% of the fair market value at date of grant) under certain restrictions and obligations to resell to the company. During 1995 and 1994, a total of 5,624 and 2,812 shares of common stock was sold at 50% of fair market value at date of grant. The aggregate sales price of these shares was $36,275 and $18,210, respectively, for which collateral judgment notes were obtained to be paid in equal quarterly installments (not to exceed 40) with interest on the unpaid balance at 4.25% and 4.38% in 1995 and 3% and 3.63% in 1994. At December 30, 1995, a total of 745,254 common shares was authorized under the Plan, of which 196,324 shares remain available for issuance through December 31, 1996.

For accounting purposes, the difference between the fair market value of the stock at the date of grant and the purchase price, $36,275 in 1995 and $18,205 in 1994, represents compensation. The compensation is deferred and, together with the notes receivable, is shown as a deduction from shareholders' equity. The deferred compensation is amortized over a ten year period or the period the employees perform services, whichever is less. Amortization charged to income amounted to $51,444, $60,986, and $95,529 in 1995, 1994, and 1993, respectively.

In accordance with an Internal Revenue Service regulation, the company includes both the dividends paid on shares restricted under the Plan, and the difference between the purchase price of the stock at the date of the grant and the fair market value at the date the Plan restrictions lapse as employee compensation for federal income tax purposes. The tax benefits relating to the difference between the amounts deductible for federal income taxes over the amounts charged to income for book purposes have been credited to capital in excess of par value of stock.

16.  Stock Option Plans:

The company has three Stock Option Plans - 1994 Long Term Incentive Plan, 1991 Long Term Incentive Plan and 1985 Stock Option Plan, all of which were approved by the shareholders and Board of Directors of the company. Under the terms of the 1994 Long Term Incentive Plan, options to purchase a total of 250,000 common shares may be granted to key executives of the company. Options become exercisable in five equal installments beginning on the date of grant until fully exercisable after four years. The option price is determined by the Board and, in the case of incentive stock options, will be no less than the fair market value of the shares on the date of grant. Options lapse at the earlier of the expiration of the option term specified by the Board (not more than ten years in the case of incentive stock options) or three months following the date on which employment with the company terminates. The terms and conditions of the 1991 Long Term Incentive Plan and the 1985 Stock Option Plan are similar to the 1994 Long Term Incentive Plan.

Transactions involving the Plans are summarized as follows:

                                                      1995          1994          1993
Options outstanding at beginning of year           248,500       187,375       581,875
   Less: Canceled options due to P&J spin-off         --            --        (121,875)
         Forfeitures                               (24,000)      (23,375)      (75,600)
                                                  ------------------------------------
                                                   224,500       164,000       384,400
Exercised:
   Shares                                             --            --        (384,400)
   Average price                                      --            --        $  10.91
Granted:
   Replacement options due to P&J spin-off            --            --         121,875
   New option grants                                95,000        84,500        65,500
   Average price                                  $ 13.375      $  13.00      $  13.75
                                                  ------------------------------------
Options outstanding at end of year                 319,500       248,500       187,375
                                                  ====================================

The exercise of the options for 384,400 shares in 1993 was required in connection with the spin-off of P&J. These options were paid for by turning back to the company 320,994 shares, resulting in a net issuance to the executives of 63,406 shares. At December 30, 1995, 139,375 shares remain available for option under the Plans.

In connection with the 1988 Directors' Option Plan, 116,000 options had been granted at various prices. During 1993, 16,000 shares were exercised at an average price of $12.13 and options for 25,000 shares were forfeited. The remaining 75,000 shares, along with 41,100 shares previously issued under the executive stock option plans above, were canceled and were eligible for replacement in connection with the spin-off of P&J. The 1993 Replacement Option Plan (P&J Spin-off) was adopted by the Board of Directors and approved by the shareholders for the sole purpose of replacing these canceled options. Options representing a total of 74,477 shares were granted under this plan after adjustment for the conversion ratio. In 1995, 16,037 shares were forfeited and 58,440 shares remain outstanding as of December 30, 1995.

17.  Capitalization of Interest Costs:

The company capitalizes interest as a component of the cost of significant construction projects in accordance with Statement of Financial Accounting Standards No. 34. The following table sets forth data relative to capitalized interest:

                                  1995         1994         1993
Total interest                $738,852     $828,900     $978,590
Less capitalized interest       63,239       25,212      140,406
                              ----------------------------------
Interest expense              $675,613     $803,688     $838,184
                              ==================================

18.  Other Income, Net:

Other income, net consists of the following:
                                                        1995           1994           1993
Interest income                                   $1,166,438     $1,056,656     $1,197,413
Amortized gain on sale of distribution routes      3,162,033      1,535,820      1,528,187
Rental income                                        393,276        431,227        431,632
Other, net                                           179,708        140,981        105,476
                                                  ----------------------------------------
                                                  $4,901,455     $3,164,684     $3,262,708
                                                  ========================================

19.  Provision for Income Taxes:

The provision for income taxes, at an effective rate of 45.8% in 1995 (40.6% excluding the effect of change in tax rate on the net deferred tax asset), 39.7% in 1994, and 40.7% in 1993, differs from the amounts derived from applying the statutory U.S. federal income tax rate of 34% to income from continuing operations before provision for income taxes as follows:

                                                                 1995            1994             1993
Statutory tax provision                                   $ 3,540,897     $ 3,271,111      $ 3,261,771
State income taxes, net of federal income tax benefit         354,662         607,154          465,309
Effect of state tax credits utilized                          145,086          87,088          150,254
Tax rate differential                                            --            86,507           77,452
Effect of change in tax rate on deferred tax asset            550,868            --               --
Other, net                                                    183,026        (231,689)         (48,345)
                                                          --------------------------------------------
Provision for income taxes                                $ 4,774,539     $ 3,820,171      $ 3,906,441
                                                          ============================================

Deferred income taxes represent the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end. Significant components of the company's deferred income tax assets (liabilities) are as follows:

                                                        1995              1994
Postretirement benefits other than pensions     $  7,448,305      $  8,198,263
Pension and employee benefit costs                 4,517,361         4,595,970
Depreciation and amortization                     (1,668,601)       (1,679,578)
Sale of distribution routes                             --           1,466,874
Vacation pay                                         793,676           802,203
Provision for doubtful accounts                      944,718           858,526
Other                                                358,699            80,309
                                                ------------------------------
                                                  12,394,158        14,322,567
Less current portion                               2,673,617         3,491,862
                                                ------------------------------
                                                $  9,720,541      $ 10,830,705
                                                ==============================

20.  Concentrations of Credit:

The company encounters, in the normal course of business, exposure to concentrations of credit risk with respect to trade receivables. This risk is limited due to the large number of customers comprising the company's customer base. Ongoing credit evaluations of customers' financial condition are performed and, generally, no collateral is required. The company maintains reserves for potential credit losses and such losses have not exceeded management's expectations.

Report of Independent Accountants
To the Shareholders and the
Board of Directors
Tasty Baking Company

We have audited the accompanying consolidated balance sheets of Tasty Baking Company and subsidiaries as of December 30, 1995 and December 31, 1994 and the related consolidated statements of operations and retained earnings, changes in capital accounts and cash flows for each of the three fiscal years in the period ended December 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above (page 12 and pages 18
- 31) present fairly, in all material respects, the consolidated financial position of Tasty Baking Company and subsidiaries as of December 30, 1995 and December 31, 1994, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 30, 1995 in conformity with generally accepted accounting principles.

As  discussed  in Note 4 to the  consolidated  financial  statements,  effective
December  27,  1992,   the  Company   changed  its  method  of  accounting   for
postretirement benefits other than pensions and income taxes.



COOPERS & LYBRAND L.L.P.
Philadelphia, Pennsylvania
February 14, 1996