Form 10-K, Exhibit 13
period 1996-12-28
TASTY BAKING CO
filed 1997-03-26
CIK 96412

Tasty Baking Company

is commited to being a profitable and
independent company with a strong
national presence and a leadership
recognition in the baking industry.

96 ANNUAL REPORT

Financial Information

     Management's Review

        12      Summary of Significant Accounting Policies

        13      Management's Analysis

        16      Quarterly Summary

        17      Five Year Selected Financial Data

     Consolidated Financial Statements

        18      Operations and Retained Earnings

        19      Cash Flows

        20      Balance Sheets

        22      Changes in Capital Accounts

        23      Notes to Consolidated Financial Statements

        31      Report of Independent Accountants

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

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

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

Management's Analysis

Results of Operations

Net Income for the fiscal year ended December 28, 1996 increased to $6,304,579 or $1.02 per share from $5,640,112 or $.92 per share for the fiscal year ended December 30, 1995. Net income for the fiscal year ended December 31, 1994 was $5,800,744 or $.94 per share. The results for 1995 included a charge to net income of $550,000 or $.09 per share for severance cost, a charge to net income of $550,868 or $.09 per share related to the remeasuring of the company's deferred tax assets and an increase to net income of $1,751,577 or $.28 per share related to the amortization of the gain on the sale of company routes. After eliminating the effect of these items the comparable 1995 results were $4,989,400 or $.82 per share. Thus, the company's 1996 net income of $6,304,579 or $1.02 per share represents improvements of 26% and 24%, respectively, over the comparable 1995 results.

Net sales increased to $146,718,391 in 1996 from $141,831,073 in 1995 representing an increase of 3.4%. In 1996, Dutch Mill Baking Company, Inc. (Dutch Mill), which was acquired on August 29, 1995, contributed net sales of $3,573,720 compared to $1,217,737 in 1995. On a comparable basis, excluding the net sales contributed by Dutch Mill, net sales increased $2,531,335 or 1.8%. The increase was due to excellent market conditions in the second half of 1996, a well planned promotional schedule and gradual acceptance of price increases instituted by the company.

In 1995, net sales decreased slightly to $141,831,073 from $142,055,111 in 1994. On a comparable basis, excluding the net sales contributed by Dutch Mill, net sales decreased by $1,441,775 or 1.0% for 1995 when compared to 1994. The decrease in net sales is attributable to a decrease in unit volume which was caused by the continuing soft economy in the snack cake industry combined with an initial resistance to the price increase introduced in the fourth quarter of 1995. In 1994, net sales increased 3% to $142,055,111 from $137,772,730 in 1993.
This increase was due to an increase in unit sales of 2% combined with a decrease in promotional expenses. The increase in unit sales was aided by the introduction of new products.

Cost of sales as a percentage of net sales was 62.0%, 63.0%, and 59.8% in 1996, 1995, and 1994, respectively. In 1996 and 1995 the cost of shipping cases was included in cost of sales, while for 1994 these charges were reflected in selling, general and administrative expenses. Those charges were approximately $2,706,000, $3,262,000, and $2,687,000 in 1996, 1995, and 1994 respectively. In
1996, the company realized an improvement in gross margin as a result of favorable price increases on selected products and continued improvements in plant operating efficiencies. In 1995, after the adjustment for the shipping cases, the company realized a decrease in gross margins, primarily as a result of higher ingredient and packaging costs. In 1994, the company realized an improvement in gross margins as a result of savings from lower utility costs and reduced costs in connection with the restructuring program.

Selling, general and administrative expenses in fiscal year 1996 increased $1,581,518 or 4.3% over fiscal year 1995. Most of the increase can be attributed to a full year of Dutch Mill expenses versus four months in 1995. The remaining increases were selling and shipping costs associated with the higher sales. These increases were partially offset by a reduction in advertising expense. In 1995 selling, general and administrative expenses decreased $3,673,358 or 9.0% from fiscal year 1994. A portion of this decrease, however, reflects the reclassification of shipping case costs as previously discussed. On a comparable basis, and further excluding the effect of Dutch Mill, selling, general and administrative expenses decreased by $1,468,240 or 3.9%. The decrease was primarily due to the first full year of administrative savings associated with the restructuring program implemented in the second quarter of 1994 which was somewhat offset by increased advertising expenditures. Selling, general and administrative expenses in 1994 remained relatively unchanged from 1993 levels. In 1994, administrative savings generated by the restructuring program were offset by increases in selling and advertising expenses.

Depreciation expense in 1996 and 1995, excluding the effect of Dutch Mill, remained relatively unchanged. Depreciation expense in 1994 increased by $542,653 or 8% primarily as a result of charges associated with the roll-out in 1993 of a hand-held computer system to the sales routes.

Other income, net decreased in 1996 compared to 1995 by $3,158,592 which is attributed to the amortization of the gain on sale of company routes in 1995. In 1995, the total gain on the sale of company routes, which has been fully amortized, was $3,162,033 resulting in an after-tax increase to net income of $1,751,577 or $.28 per share. The increase in 1995 compared to 1994 was due to the increase in the amortization of the gain on sale of company routes. Other income, net remained relatively unchanged in 1994.

Interest expense in 1996 decreased as a result of lower average borrowing levels and lower average interest rates. Interest expense in 1995 and 1994 decreased as a result of lower average borrowing levels somewhat offset by higher average interest rates.

The effective tax rates in 1996, 1995, and 1994 were 38.6%, 45.8%, and 39.7%, respectively. In 1995, excluding the effect of the decrease in the company's net deferred tax asset, the effective tax rate was 40.6%. The principal reason for the difference between the effective rate and statutory rate for all years was the effect of state income taxes.

In November, 1995, the company received a proposed assessment from the Internal Revenue Service ("IRS") for employment taxes based on an assertion that during the years 1990 through 1994 the company's independent owner/operators were employees and not independent contractors. The company has filed a formal Protest with the IRS and has held conferences with an appeals officer of the IRS. The company believes that it has good grounds for the defenses which it has asserted and has a reasonable chance for favorable resolution on all issues. At this time the company is unable to estimate the possible loss, if any, that may be incurred as a result of this proposed assessment. The ultimate outcome of this proposed assessment may or may not have a material impact on the company's financial position or results of operations.

Financial Condition

Historically, the company's ability to generate sufficient amounts of cash has primarily come from operations. Bank borrowings, under various lines of credit arrangements, are used to supplement cash flow from operations during periods of cyclical shortages.

Net cash from operating activities increased in 1996 by $4,640,480 over the 1995 amount and totaled $15,835,771, a record amount from bakery operations. The increase resulted principally from favorable changes in net income, receivables, inventories and other working capital items. Net cash from operating activities was used primarily to fund capital expenditures of $12,534,926 and dividend payments of $3,465,208.

Capital expenditures totaled $12,534,926 in 1996 of which approximately $8,900,000 represents the company's investment to date in the new Oxford facility which was acquired in July 1996. The remaining capital expenditures were made to continue the program of upgrading the company's bakery production equipment. New loans to owner/operators in 1996 were funded entirely from owner/operator loan payments and pay-offs which exceeded new loans by $773,717. These funds were used principally to reduce short-term debt.

Net cash from operating activities in 1995 increased by $601,579 relative to the comparable amount in 1994. The increase is primarily the result of favorable changes in pension contributions, non-cash deferred tax adjustments and favorable changes in working capital items, principally accounts payable. These changes were partially offset by certain non-cash items, principally the gain on the sale of the distributor routes, an increase in federal income tax payments and an unfavorable change in accounts receivable. Net cash from operating activities in 1995 totaled $11,195,291 and was used principally for dividend payments of $3,443,027, repayment of long-term debt of $2,524,242, repayment of short-term debt of $1,100,000 and capital expenditures.

Capital expenditures totaled $4,108,984 in 1995. These expenditures continued the company's program of upgrading its bakery production equipment. New loans to owner/operators in 1995 were funded principally from owner/operator loan payments and pay-offs.

Net cash from operating activities in 1994 decreased by $2,445,671 relative to 1993. Favorable changes in accrued and deferred taxes and the effect of increased depreciation were not sufficient to offset unfavorable changes in accrued pensions and accounts payable which are primarily responsible for the decline. Net cash from operating activities in 1994 totaled $10,593,712 and was used principally for dividend payments of $3,252,857, repayment of long-term debt of $3,624,638 and capital expenditures.

Capital expenditures totaled $3,704,770 in 1994. These expenditures were used to complete the project to upgrade the electrical transformers within the bakery and for the purchase of new computer software. New loans to Tastykake route owner/operators in 1994 were, in effect, funded entirely from owner/operator loan payments and pay-offs.

The company anticipates that cash flow from operating activities will improve in 1997, and with the continued availability of bank lines of credit, the Revolving Credit Agreement and other long-term financing, sufficient cash will be available for planned capital expenditures and other operating and financial requirements.

Quarterly Summary (Unaudited)

Summarized quarterly financial data (in thousands of dollars except for per share amounts) for 1996 and 1995 is as follows:

                                         First       Second        Third       Fourth         Year
1996
Net sales                             $ 35,944     $ 37,749     $ 36,022     $ 37,003     $146,718

Gross profit (after depreciation)       11,287       12,601       11,851       12,756       48,495
Net income                               1,219        1,837        1,052        2,197        6,305
Per share of common stock:

        Net income                         .20          .30          .17          .35         1.02
        Cash dividends                     .14          .14          .14          .14          .56
Market prices:

        High                            12-3/4       11-7/8       12-7/8           15           15
        Low                             11-1/8       10-5/8       10-7/8       12-1/2       10-5/8

1995(a)

Net sales                             $ 37,064     $ 36,656     $ 33,654     $ 34,457     $141,831
Gross profit (after depreciation)       12,027       11,814        9,988       11,135       44,964
Net income                               1,971        1,227          274        2,168        5,640
Per share of common stock:

        Net income                         .32          .20          .04          .35          .92
        Cash dividends                     .14          .14          .14          .14          .56
Market prices:

        High                            14-1/2           14       14-3/4       15-1/4       15-1/4
        Low                             12-3/4       12-1/2       12-1/4       11-7/8       11-7/8

Each quarter consists of thirteen weeks. The market prices of the company's stock reflect the high and low price by quarter as traded on the American Stock Exchange through September 23, 1996 and the New York Stock Exchange for the remainder of 1996. The approximate number of holders of record of the company's stock (par value $.50 per share) as of February 14, 1997 was 3,500.

(a) Includes an after-tax charge to net income in the second quarter in the amount of $550,000 or $.09 per share for severance costs and an after-tax charge to net income in the third quarter in the amount of $551,000 or $.09 per share resulting from a remeasuring of the company's deferred tax asset and liability accounts. The amortization of the gain on sale of company routes resulted in increased net income in each of the first three quarters of $254,000 or $.04 per share, and in the fourth quarter by $990,000 or $.16 per share. Net income per share amounts by quarter do not add due to rounding.

Five Year Selected Financial Data

All amounts presented are in thousands except for per share amounts.
        1996    1995(b) 1994(c) 1993(d) 1992

Operating Results

        Net Sales                                $146,718     $141,831     $142,055     $137,773     $138,381
        Income from Continuing Operations(a)     $  6,305     $  5,640     $  5,801     $  5,687     $  5,022

Per Share Amounts

        Income from Continuing Operations(a)     $   1.02     $    .92     $    .94     $    .93     $    .83
        Cash Dividends                           $    .56     $    .56     $    .53     $   .655     $    .80
        Shareholders' Equity                     $   6.28     $   5.81     $   5.37     $   4.93     $  10.03

Financial Position

        Working Capital                          $ 10,160     $ 13,944     $ 12,340     $ 10,776     $  7,422
        Total Assets                             $ 87,428     $ 85,303     $ 87,136     $ 90,505     $112,096
        Long-term Obligations                    $  6,434     $  6,230     $  7,516     $ 11,206     $ 17,185
        Shareholders' Equity                     $ 38,907     $ 35,938     $ 32,951     $ 30,243     $ 60,785
        Shares of Common Stock Outstanding          6,194        6,185        6,136        6,136        6,058

Statistical Information

        Capital Expenditures, Net                $ 12,479     $  3,685     $  3,705     $  7,305     $  4,682
        Depreciation                             $  7,268     $  7,463     $  7,327     $  6,785     $  6,992
        Average Common Shares
        Outstanding                                 6,187        6,161        6,139        6,101        6,086

(a) Amortization of the gain on sale of company routes resulted in increased income from continuing operations of $1,752,000 or $.28 per share in 1995, $898,000 or $.15 per share in 1994, $893,000 or $.15 per share in 1993, and
     $904,000 or $.15 per share in 1992.
(b) Income from continuing operations and per share amount include after-tax charges of $550,000 or $.09 per share for severance costs and $551,000 or $.09 per share resulting from a remeasuring of the company's deferred tax assets and liabilities.
(c) Income from continuing operations and per share amount include an after-tax charge in the amount of $719,000 or $.12 per share for the restructuring program.
(d) In August 1993, the company spun-off its wholly-owned subsidiary, Phillips & Jacobs, Incorporated (P&J), to its shareholders. Cash dividends and shareholders' equity per share amounts, long-term obligations and shareholders' equity were impacted as a result of the spin-off of P&J.

Consolidated Statements of Operations and Retained Earnings

                                                                     52 Weeks           52 Weeks            52 Weeks
                                                               Ended Dec. 28,     Ended Dec. 30,      Ended Dec. 31,
                                                                         1996               1995                1994
Operations

Net sales                                                        $ 146,718,391      $ 141,831,073      $ 142,055,111
                                                                 -------------      -------------      -------------
Costs and expenses:
Cost of sales                                                       90,955,370         89,403,295         84,921,787
Depreciation                                                         7,267,639          7,463,311          7,327,385
Selling, general and administrative                                 38,622,140         37,040,622         40,713,980
Severance and restructure charges                                           --            950,000          1,240,000
Interest expense                                                       520,375            675,613            803,688
Provision for doubtful accounts                                        825,145            785,036            592,040
Other income, net                                                   (1,742,863)        (4,901,455)        (3,164,684)
                                                                 -------------      -------------      -------------
                                                                   136,447,806        131,416,422        132,434,196
                                                                 -------------      -------------      -------------
Income before provision for income taxes                            10,270,585         10,414,651          9,620,915
                                                                 -------------      -------------      -------------
Provision for income taxes:
Federal                                                              3,528,932          2,345,811          3,086,954
State                                                                  784,352            500,319            942,330
Deferred                                                              (347,278)         1,377,541           (209,113)
Decrease in net deferred tax asset due to change in tax rate                --            550,868                 --
                                                                 -------------      -------------      -------------
                                                                     3,966,006          4,774,539          3,820,171
                                                                 -------------      -------------      -------------
Net income                                                           6,304,579          5,640,112          5,800,744
Retained Earnings
Balance, beginning of year                                          19,425,849         17,228,764         14,680,877

Cash dividends paid on common shares ($.56 per share in
        1996 and 1995, $.53 per share in 1994)                      (3,465,208)        (3,443,027)        (3,252,857)
                                                                 -------------      -------------      -------------
Balance, end of year                                             $  22,265,220      $  19,425,849      $  17,228,764
                                                                 =============      =============      =============
Net income per common share                                      $        1.02      $        0.92      $        0.94
                                                                 =============      =============      =============

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

Consolidated Statements of Cash Flows

                                                                       52 Weeks          52 Weeks          52 Weeks
                                                                 Ended Dec. 28,    Ended Dec. 30,    Ended Dec. 31,
                                                                           1996              1995              1994
Cash flows from (used for) operating activities

Net income                                                         $  6,304,579      $  5,640,112      $  5,800,744
Adjustments to reconcile net income to net cash
        provided by operating activities:
        Depreciation                                                  7,267,639         7,463,311         7,327,385
        Provision for doubtful accounts                                 825,145           785,036           592,040
        Deferred taxes                                                 (346,213)        1,928,409          (209,113)
        Other                                                           754,438        (2,796,406)         (251,160)
Changes in assets and liabilities:
        Decrease (increase) in receivables                              843,167        (1,271,407)         (804,967)
        Decrease (increase) in inventories                              407,770          (148,302)           15,659
        Decrease (increase) in prepayments and other                    454,398          (482,770)           52,783
        Increase (decrease) in accrued income taxes                   1,474,887          (893,111)          214,083
        Increase (decrease) in accrued pensions,
                accounts payable and other current liabilities       (2,150,039)          970,419        (2,143,742)
                                                                   ------------      ------------      ------------
        Net cash from operating activities                           15,835,771        11,195,291        10,593,712
                                                                   ------------      ------------      ------------

Cash flows from (used for) investing activities
Proceeds from owner/operators' loan repayments                        3,804,198         3,276,511         3,860,216
Purchase of property, plant and equipment                           (12,534,926)       (4,108,984)       (3,704,770)
Loans to owner/operators                                             (3,030,481)       (3,442,811)       (3,876,506)

Other                                                                   114,483            85,115            11,068
                                                                   ------------      ------------      ------------
        Net cash used for investing activities                      (11,646,726)       (4,190,169)       (3,709,992)
                                                                   ------------      ------------      ------------
Cash flows from (used for) financing activities
Dividends paid                                                       (3,465,208)       (3,443,027)       (3,252,857)
Payment of long-term debt                                            (6,875,575)       (2,524,242)       (3,624,638)
Net decrease in short-term debt                                        (700,000)       (1,100,000)               --
Additional long-term debt                                             7,000,000                --                --
                                                                   ------------      ------------      ------------
        Net cash used for financing activities                       (4,040,783)       (7,067,269)       (6,877,495)
                                                                   ------------      ------------      ------------
        Net increase (decrease) in cash                                 148,262           (62,147)            6,225
Cash, beginning of year                                                  85,104           147,251           141,026
                                                                   ------------      ------------      ------------
Cash, end of year                                                  $    233,366      $     85,104      $    147,251
                                                                   ============      ============      ============

Supplemental cash flow information
Cash paid during the year for:
Interest                                                           $    600,135      $    718,587      $    816,238
                                                                   ============      ============      ============
Income taxes                                                       $  2,421,142      $  4,116,161      $  3,767,503
                                                                   ============      ============      ============

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

Consolidated Balance Sheets

                                                       Dec. 28,         Dec. 30,
                                                           1996             1995
Assets
Current Assets:
Cash                                               $    233,366     $     85,104
Receivables, less allowance of $2,394,864
    and $2,361,794, respectively                     16,962,591       18,630,903
Inventories                                           2,855,512        3,263,282
Deferred income taxes                                 2,504,715        2,673,617
Prepayments and other                                   221,299          675,697
                                                   ------------     ------------
        Total current assets                         22,777,483       25,328,603
                                                   ------------     ------------
Property, plant and equipment:
Land                                                  1,267,095          697,987
Buildings and improvements                           27,366,281       24,797,546
Machinery and equipment                             110,715,679      101,374,855
                                                   ------------     ------------
                                                    139,349,055      126,870,388
Less accumulated depreciation and amortization       98,375,648       91,230,770
                                                   ------------     ------------
                                                     40,973,407       35,639,618
                                                   ------------     ------------
Other assets:

Long-term receivables                                10,288,159       11,074,974
Deferred income taxes                                10,235,656        9,720,541
Spare parts inventory                                 2,779,531        2,929,882
Miscellaneous                                           374,128          609,365
                                                   ------------     ------------
                                                     23,677,474       24,334,762
                                                   ------------     ------------
                                                   $ 87,428,364     $ 85,302,983
                                                   ============     ============

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

                                                             Dec. 28,        Dec. 30,
                                                                 1996            1995

Liabilities
Current Liabilities:
Current portion of long-term debt                         $    58,340     $   127,720
Current obligations under capital leases                      587,336         513,159
Notes payable, banks                                               --         700,000
Accounts payable                                            3,963,610       4,699,747
Accrued payrolls and employee benefits                      5,608,274       4,310,550
Accrued income taxes                                        1,474,887              --
Other                                                         925,338       1,033,612
                                                          -----------     -----------
     Total current liabilities                             12,617,785      11,384,788
                                                          -----------     -----------
Long-term debt, less current portion                        5,302,416       4,576,385
                                                          -----------     -----------
Long-term obligations under capital leases,
  less current portion                                      1,131,118       1,653,134
                                                          -----------     -----------
Accrued pensions and other liabilities                     11,203,178      13,129,760
                                                          -----------     -----------
Postretirement benefits other than pensions                18,267,013      18,620,763
                                                          -----------     -----------
Shareholders' Equity
Common stock, par value $.50 per share, and
  entitled to one vote per share:
Authorized 15,000,000 shares, issued 7,289,087 shares       3,644,544       3,644,544
Capital in excess of par value of stock                    29,742,513      29,662,330
Retained earnings                                          22,265,220      19,425,849
                                                          -----------     -----------
                                                           55,652,277      52,732,723
Less:
     Treasury stock, at cost:
       1,095,453 shares and 1,104,237 shares,
       respectively                                        16,329,055      16,364,757
     Management Stock Purchase Plan receivables
       and deferrals                                          416,368         429,813
                                                          -----------     -----------
                                                           38,906,854      35,938,153
                                                          -----------     -----------
                                                          $87,428,364     $85,302,983
                                                          ===========     ===========

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

Consolidated Statements of Changes in Capital Accounts

                                                Dec. 28, 1996                   Dec. 30, 1995                   Dec. 31, 1994
                                           Shares           Amount          Shares          Amount          Shares         Amount
Common Stock:

Balance, beginning of year               7,289,087    $  3,644,544       7,289,087    $  3,644,544       7,289,087    $  3,644,544
                                         ---------    ------------       ---------    ------------       ---------    ------------
Balance, end of year                     7,289,087    $  3,644,544       7,289,087    $  3,644,544       7,289,087    $  3,644,544
                                         =========    ============       =========    ============       =========    ============
Capital in Excess of
        Par Value of Stock:

Balance, beginning of year                            $ 29,662,330                    $ 29,175,510                    $ 29,105,725
Issuances:
        Management Stock
          Purchase Plan                                     68,251                          36,118                          25,145
        Purchase of subsidiary                                  --                         423,774                              --
Tax benefits related to
        Management Stock
          Purchase Plan and
          Stock Option Plan                                 11,932                          26,928                          44,640
                                         ---------    ------------       ---------    ------------       ---------    ------------
Balance, end of year                                  $ 29,742,513                    $ 29,662,330                    $ 29,175,510
                                         =========    ============       =========    ============       =========    ============
Treasury Stock:

Balance, beginning of year               1,104,237    $ 16,364,757       1,152,643    $ 16,601,793       1,152,639    $ 16,579,825
                                         =========    ============       =========    ============       =========    ============
Management Stock
   Purchase Plan:
       Reissued                             (9,559)        (43,716)         (5,624)        (36,433)         (2,812)        (11,270)
       Reacquired                              775           8,014           3,166          24,638           2,816          33,238
Shares reacquired (reissued)
  in connection with:
       Purchase of subsidiary                   --              --         (45,948)       (225,241)             --              --
                                         ---------    ------------       ---------    ------------       ---------    ------------

Balance, end of year                     1,095,453    $ 16,329,055       1,104,237    $ 16,364,757       1,152,643    $ 16,601,793
                                         =========    ============       =========    ============       =========    ============

Management Stock Purchase
    Plan Receivables and Deferrals:

Balance, beginning of year                            $    429,813                    $    496,196                    $    608,555
Common stock issued                                        111,966                          72,550                          36,415
Common stock
   repurchased                                             (10,608)                        (33,602)                        (34,603)
Note payments and
   amortization of
   deferred compensation                                  (114,803)                       (105,331)                       (114,171)
                                         ---------    ------------       ---------    ------------       ---------    ------------
Balance, end of year                                  $    416,368                    $    429,813                    $    496,196
                                         =========    ============       =========    ============       =========    ============

See accompanying summary of significant accounting policies and notes to consolidated financial statements.
                                       22

Notes to Consolidated Financial Statements

1. Manufacturing Facility:
On July 1, 1996, the company, through a wholly-owned subsidiary, Tasty Baking Oxford, Inc., completed the purchase for $4,000,000 of a 160,000 square foot manufacturing facility in Oxford, Chester County, Pennsylvania. This facility will enable the company to manufacture products that are currently made for it by other suppliers, improve its operating margins on those products and expand new product offerings. The company completed the installation of the first manufacturing line at the facility which began making products in January, 1997. A second manufacturing line is planned for the second quarter of 1997.

2. Purchase of Subsidiary:
On August 29, 1995, the company acquired all of the outstanding shares of capital stock of Dutch Mill Baking Company, Inc. (Dutch Mill) in exchange for 45,948 shares of the company's common stock valued at $649,000. Dutch Mill, based in Wyckoff, New Jersey, produces primarily donuts and operates principally in the New York metropolitan area. The acquisition was accounted for as a purchase and, accordingly, the net assets and results of operations of Dutch Mill are included in the company's consolidated financial statements since the date of acquisition. The excess of the total acquisition cost over the fair value of net assets acquired of $303,533 is being amortized on a straight line basis over fifteen years. Had the acquisition occurred at the beginning of fiscal year 1995 or 1994 there would have been no significant impact on the company's consolidated results of operations.

3. Severance and Restructure Charges:
During the second quarter of 1995, the company incurred a severance charge of $950,000 resulting in a reduction in net income of $550,000 or $.09 per share after related tax benefit. The severance charge resulted from changes in certain management positions which were established in connection with a Restructuring Program (the Program) implemented in 1994. During 1996 and 1995, payments approximating $266,000 and $288,000 respectively, were made in connection with the severance charge.

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

4. Inventories:
Inventories are classified and valued as follows:

                                         Dec. 28,        Dec. 30,
                                             1996           1995

Classification:

        Finished goods                 $  665,254     $  467,184
        Work in progress                  563,381        593,416
        Raw materials and supplies      1,626,877      2,202,682
                                       ----------     ----------
                                       $2,855,512     $3,263,282
                                       ==========     ==========

Valued at lower of cost or market:

        First-in, first-out (FIFO)     $2,147,731     $2,226,253
        Last-in, first-out (LIFO)         707,781      1,037,029
                                       ----------     ----------
                                       $2,855,512     $3,263,282
                                       ==========     ==========

For the inventories stated on the LIFO basis, the current replacement cost exceeds LIFO value by approximately $467,000 at December 28, 1996 and $439,000 at December 30, 1995.

5. Long-Term Receivables and Distribution Routes:
The majority of the company's sales distribution routes are owned by independent owner/operators who have purchased the exclusive right to sell and distribute Tastykake products in defined geographical territories. Initially, financing for the purchase of these distribution routes was provided by a group of banks. In December, 1995 the final payments were made by the owner/operators on the initial financing for the purchase of these routes. The company maintains a wholly-owned subsidiary to finance route purchase activities. At December 28, 1996 and December 30, 1995, notes receivable of $12,423,000 and $12,813,000, respectively, are included in current and long-term receivables in the accompanying consolidated balance sheets.

For financial reporting purposes, the net gain from the original sale of the distribution routes of $15,869,428 was being amortized over ten years beginning June 30, 1986. In the fourth quarter of 1995, in connection with the final payments by the owner/operators on the initial financing of the route purchases, the company completed the amortization of the gain. The resulting additional amortization of $1,254,957 increased net income in 1995 by $734,501 after provision for income taxes. The total amount of the gain recognized after expenses and provision for income taxes was $1,751,577 and $897,815 in 1995 and 1994, respectively.

6. Notes Payable, Banks:
The company has credit arrangements with various banks under which it may borrow up to $31,000,000 primarily at or below the prime rate of interest. Of the $31,000,000, $11,000,000 is designated for short-term borrowings, while $20,000,000 is for use under a Revolving Credit Agreement (see Note 7). The company has agreed informally with the banks to provide compensating balances, or fees in lieu thereof; however, withdrawal of funds is not restricted.

Notes payable had a zero balance at December 28, 1996. Notes payable of $700,000 were outstanding at December 30, 1995 at an interest rate of 6.35%. The average outstanding borrowing during 1996 was $986,000 ($1,044,000 in 1995) and the average interest rate was 5.47% (6.32% in 1995), calculated on the basis of the average daily balance. The maximum short-term borrowings by the company at any period end during 1996 aggregated $3,900,000 ($2,800,000 in 1995).

7. Long-Term Debt:
Long-term debt consists of the following:

                                                                                  Dec. 28,       Dec. 30,
                                                                                      1996           1995
Revolving Credit Agreement, with interest at or below the prime rate
   (5.9% average rate at December 28, 1996)                                     $4,000,000     $2,000,000
Term Loan exercised under a Revolving Credit Agreement, with interest at 6.5%, $51,292 principal and interest payments due quarterly beginning
   July 1, 1993 with a final payment of $1,197,796 due April 1, 1996                    --      1,210,268
Term Loan exercised under a Revolving Credit Agreement, with interest at 6.5%, $44,877 principal and interest payments due quarterly beginning
   April 3, 1994 with a final payment of $1,031,236 due January 2, 1997          1,031,236      1,139,290
Term Loan with interest at 8%, $4,374 principal and interest payments due monthly beginning September 18, 1995 with a final payment of $253,834
   due August 18, 1999                                                             329,520        354,547
                                                                                ----------     ----------
                                                                                 5,360,756      4,704,105
Less current portion                                                                58,340        127,720
                                                                                ----------     ----------
                                                                                $5,302,416     $4,576,385
                                                                                ==========     ==========

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

Effective August 2, 1992, the company entered into a Revolving Credit Agreement ('92 Agreement) for $6,000,000 to finance owner/operator loans for the purchase of Tastykake distribution routes. Each borrowing under the '92 Agreement becomes, in effect, a term loan repayable in equal quarterly installments based on a ten year amortization schedule with a three year balloon payment. Each borrowing bears interest at a fixed rate based on the prime rate or the three year Treasury Note yield determined at the time of the borrowing, at the company's option. In May, 1995, the company and the bank mutually agreed not to renew the '92 Agreement beyond May 31, 1996. In addition, it was further agreed that any of the term loans extended under the '92 Agreement would be repaid under their original terms and conditions with the intention of refinancing them under the '89 Agreement. The '92 Agreement contains restrictive covenants essentially the same as those contained in the '89 Agreement.

The following schedule of future long-term debt principal payments as of December 28, 1996 is based on the stated maturity dates of the various long-term borrowings and does not reflect future extensions or refinancings.

                                 1997       58,340
                                 1998    5,029,354
                                 1999      273,062
                                        ----------
             Total principal payments   $5,360,756
                                        ==========

8. Obligations Under Capital Leases:
Obligations under capital leases consist of the following:

                                                            Dec. 28,       Dec. 30,
                                                                1996           1995
Capital lease obligation, with interest at 11%,
        payable in monthly installments
        of $43,833 through June, 1999                     $1,145,269     $1,435,730
Industrial development mortgages, with interest at 4%
        and 81/2%, payable in monthly installments
        of $17,142 through March, 1998 and $8,052
        thereafter through February, 2003                    573,185        730,563
                                                          ----------     ----------

                                                           1,718,454      2,166,293
Less current portion                                         587,336        513,159
                                                          ----------     ----------
                                                          $1,131,118     $1,653,134
                                                          ==========     ==========

9. Commitments and Contingencies:
The company leases certain plant and distribution facilities, machinery and automotive equipment under noncancelable lease agreements. The company expects that in the normal course of business, leases that expire will be renewed or replaced by other leases. Included therein is a lease with the Trustees of the Tasty Baking Company Pension Plan for property contributed to the plan. The net annual rental is subject to adjustment every three years to provide fair market rental to the Pension Plan and, accordingly, the net annual rental was adjusted effective July 1, 1996. The lease expires on June 30, 1999 with an option to renew for five additional three year periods. In addition, the company has an option to purchase the property at any time at its then fair market value.

Property, plant and equipment relating to capital leases was $5,801,000 at December 28, 1996 and December 30, 1995 with accumulated amortization of $4,422,646 and $4,260,000, respectively. Depreciation and amortization of assets recorded under capital leases was $247,000, $237,000, and $231,000 in 1996, 1995 and 1994, respectively.

The following is a schedule of future minimum lease payments as of December 28, 1996:
                                                                Noncancelable
                                              Capital Leases  Operating Leases
1997                                             $  731,704     $   901,640
1998                                                631,717         678,655
1999                                                359,627         538,901
2000                                                 96,627         409,837
2001                                                 96,627         287,156
Later years                                         104,680         148,144
                                                 ----------     -----------
Total minimum lease payments                     $2,020,982      $2,964,333
                                                                ===========
Less interest portion of payments                   302,528
                                                 ----------
Present value of future minimum lease payments   $1,718,454
                                                 ==========

Rental expense was approximately $1,222,000 in 1996, $1,113,000 in 1995, and $840,000 in 1994.

In connection with a workers' compensation insurance policy, the company has obtained a Standby Letter of Credit in the amount of $1,200,000 which is required by the insurance company in order to guarantee future payment of premiums.

In November, 1995, the company received a proposed assessment from the Internal Revenue Service ("IRS") for employment taxes based on an assertion that during the years 1990 through 1994 the company's independent owner/operators were employees and not independent contractors. The company has filed a formal Protest with the IRS and has held conferences with an appeals officer of the IRS. The company believes that it has good grounds for the defenses which it has asserted and has a reasonable chance for favorable resolution on all issues. At this time the company is unable to estimate the possible loss, if any, that may be incurred as a result of this proposed assessment. The ultimate outcome of this proposed assessment may or may not have a material impact on the company's financial position or results of operations.

The company and its subsidiaries are also involved in certain legal and regulatory actions, all of which have arisen in the ordinary course of the company's business. The company is unable to predict the outcome of these matters, but does not believe that the ultimate resolution of such matters will have a material adverse effect on the consolidated financial position or results of operations of the company.

10. Pension Costs:

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

Effective January 1, 1995, previously eligible employees of Phillips & Jacobs, Incorporated (P&J), now known as PrimeSource Corporation, ceased their participation in the plan. In August, 1995, $4,808,300 was transferred to the PrimeSource Corporation Pension Plan. This transfer of assets corresponded to the actuarially determined liabilities for active, retired and vested terminated employees of P&J.

The components of pension cost are summarized as follows:

                                                          1996              1995              1994
Service cost-benefits earned during the year      $  1,315,000      $  1,033,000      $  1,539,000
Interest cost on projected benefit obligation        4,811,000         4,984,000         5,287,000
Actual return on plan assets                        (6,527,000)      (10,068,000)         (337,000)
Net amortization and deferral                        1,011,000         5,186,000        (5,237,000)
                                                  ------------      ------------      ------------
Net amount charged to income                      $    610,000      $  1,135,000      $  1,252,000
                                                  ============      ============      ============

The pension cost in 1994 of $1,252,000 included $254,000 which relates to P&J.

The following table sets forth the funded status of the pension plan at December 28, 1996 and December 30, 1995 and the amounts recognized in the accompanying consolidated balance sheets.

                                                                1996              1995
Plan assets at fair value                               $ 62,699,000      $ 57,372,000
Actuarial present value of benefit obligations:
        Vested                                            54,731,000        56,886,000
        Nonvested                                          2,147,000         2,290,000
                                                        ------------      ------------
Accumulated benefit obligations                           56,878,000        59,176,000
Effect of projected future salary increases               10,060,000        11,644,000
                                                        ------------      ------------
Projected benefit obligations                             66,938,000        70,820,000
                                                        ------------      ------------
Plan assets less than projected benefit obligations       (4,239,000)      (13,448,000)
Unrecognized net (gain) loss                              (2,504,000)        5,081,000
Unrecognized net transition asset                         (1,888,000)       (2,257,000)
                                                        ------------      ------------
Pension liability                                       $ (8,631,000)     $(10,624,000)
                                                        ============      ============

The actuarial present value of benefits and projected benefit obligations was determined using a discount rate of 7.50% for fiscal year 1996, 7.25% for fiscal year 1995, and 8.50% for fiscal year 1994. The expected long-term rate of return on assets was 9% and the rate of compensation increase used to measure the projected benefit obligation was 6% for fiscal years 1996, 1995, and 1994. Plan assets are invested in a diverse portfolio that primarily consists of equity and debt securities as well as certain real property and subsequent improvements with additions thereto.

11. Postretirement Benefits Other than Pensions:
In addition to providing pension benefits, the company also provides certain unfunded health care and life insurance programs for substantially all retired employees. These benefits are provided through contracts with insurance companies and health service providers. Effective January 1, 1996, the company amended its plan to provide health care benefits to retired employees' spouses. As a result, the unrecognized prior service cost amounted to $1,559,217 which is being amortized over a five year period using the straight line method.

The net periodic postretirement benefit cost of continuing operations included the following components:

                                         1996             1995             1994

Service cost                      $   266,489      $   137,530      $   210,883
Interest cost                         917,257          901,760        1,246,404
Net amortization and deferral        (211,434)        (657,253)         (84,269)
                                  -----------      -----------      -----------
                                  $   972,312      $   382,037      $ 1,373,018
                                  ===========      ===========      ===========

The amounts recognized in the company's balance sheet at December 28, 1996 and December 30, 1995 were as follows:

                                                           1996              1995
Accumulated postretirement benefit obligation:
        Retirees                                   $ (8,525,409)     $ (9,204,954)
        Fully eligible active employees              (1,980,385)       (1,224,699)
        Other active employees                       (2,396,635)       (1,552,952)
        Unrecognized net gain                        (6,618,072)       (6,638,158)
        Unrecognized prior service cost               1,253,488                --
                                                   ------------      ------------
                                                   $(18,267,013)     $(18,620,763)
                                                   ============      ============

The accumulated postretirement benefit obligation was determined using a 7.50%, 7.25%, and 8.50% weighted average discount rate in 1996, 1995, and 1994, respectively, and an assumed compensation increase rate of 6% was used for fiscal years ended 1996, 1995, and 1994. For 1997, the health care cost trend rates are anticipated to be 8.12% and 7.41% for indemnified health plans and HMO-type health plans, respectively, gradually declining to 5% in eight years and remaining at that level thereafter. The health care cost trend rate assumptions have a significant effect on the amounts reported. For example, a 1% increase in the health care trend rate would increase the accumulated postretirement benefit obligation by $371,000, $219,000, and $291,000 in 1996, 1995, and 1994, respectively and the net periodic cost by $49,000, $25,000, and $34,000, in 1996, 1995, and 1994, respectively.

12. Thrift Plan:
The Tasty Baking Company Thrift Plan (the Plan) permits participants to make contributions to the Plan on a pre-tax salary reduction basis in accordance with the provision of Section 401(k) of the Internal Revenue Code. The company contributes $1.00 for each $1.00 contributed by a participant up to a specified limit. Company contributions charged against income totalled $369,169 in 1996, $370,124 in 1995, and $367,246 in 1994.

Effective January 1, 1995, the company amended the Plan by adopting a Section 401(k) prototype plan sponsored by the Dreyfus Corporation. Under the Plan, as amended, the company's contributions are invested in Tasty Baking Company common stock and participants may choose from a selection of mutual fund options offered by the Dreyfus Corporation for their contributions.

The company had 150,822 shares of its common stock reserved for possible issuance under the Plan at December 28, 1996.

13. Management Stock Purchase Plan:
The Management Stock Purchase Plan provides that common shares may be sold to management employees from time to time at prices designated by the Board of Directors (not less than 50% of the fair market value at date of grant) under certain restrictions and obligations to resell to the company. During 1996 and 1995, a total of 9,559 and 5,624 shares of common stock was sold at 50% of fair market value at date of grant. The aggregate sales price of these shares was $55,836 and $36,275, respectively, for which collateral judgment notes were obtained to be paid in equal quarterly installments (not to exceed 40) with interest on the unpaid balance at 4.25% and 4.125% in 1996 and 4.25% and 4.38% in 1995. At December 28, 1996, a total of 745,254 common shares was authorized under the Plan, of which 187,540 shares remain available for issuance through December 31, 1996.

For accounting purposes, the difference between the fair market value of the stock at the date of grant and the purchase price, $56,131 in 1996 and $36,275 in 1995, represents compensation. The compensation is deferred and, together with the notes receivable, is shown as a deduction from shareholders' equity. The deferred compensation is amortized over a ten year period or the period the employees perform services, whichever is less. Amortization charged to income amounted to $38,755, $51,444, and $60,986, in 1996, 1995, and 1994, respectively.

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

14. Stock Option Plans:

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

Transactions involving the Plans are summarized as follows:

                                                     1996                          1995                          1994
                                              Weighted-Average              Weighted-Average              Weighted-Average
                                         Shares      Exercise Price     Shares     Exercise Price    Shares     Exercise Price
Options outstanding at
   beginning of year                     319,500            $ 13.46      248,500          $ 13.49      187,375           $ 13.75
     Less: Forfeitures                        --                         (24,000)           13.52      (23,375)            13.75
                                         -------            -------      -------          -------      -------           -------
                                         319,500                         224,500                       164,000
Granted                                   87,500              14.50       95,000            13.38       84,500             13.00
                                         -------            -------      -------          -------      -------           -------
Outstanding at end of year               407,000            $ 13.68      319,500          $ 13.46      248,500           $ 13.49
                                         =======            =======      =======          =======      =======           =======
Options exercisable at year-end          229,400                         167,600                       151,875
Range of exercise prices            $13.00 to $14.50                  $13.00 to $13.75             $13.00 to $13.75
Weighted-average fair value of
   options granted during the year         $2.53                          $2.25
Weighted-average remaining
   contractual life                    6.9 years                        7.1 years

A summary of the status of options granted to the Directors by the company as of the fiscal year ended for 1996, 1995, and 1994 is presented below:

                                                     1996                          1995                          1994
                                              Weighted-Average                Weighted-Average             Weighted-Average
                                        Shares      Exercise Price        Shares      Exercise Price   Shares    Exercise Price

Options outstanding at
    beginning of year                   58,440              $ 13.75       74,477          $ 13.75      74,477        $ 13.75
      Less: Forfeitures                     --                           (16,037)           13.75          --
                                        ------              -------       ------          -------      ------        -------
                                        58,440                            58,440                       74,477
Granted                                 45,000                14.50           --                           --
                                        ------              -------       ------          -------      ------        -------
Outstanding at end of year             103,440              $ 14.08       58,440          $ 13.75      74,477        $ 13.75
                                        ======              =======       ======          =======      ======        =======
Options exercisable at year-end         67,440                            58,440                      151,875
Range of exercise prices            $13.75 to $14.50                     $ 13.75                      $ 13.75
Weighted-average fair value of
  options granted during the year        $2.53

The company has continued to apply APB Opinion No. 25 and related interpretations in accounting for its plans and, accordingly, no compensation cost has been recognized for the stock option plans. In 1995 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" (SFAS No. 123) which changes the method for recognition of cost on plans similar to those of the company. Under SFAS No. 123 pro forma disclosures are required if no cost compensation is recognized.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for the 1996 grants: dividend yield of 4.17%, expected volatility of 19.51%, and an expected life of 5 years and a risk-free interest rate of 6.17% for the employee and directors' grants. The following assumptions were used for the 1995 grant: dividend yield of 4.03%, expected volatility of 19.19%, risk-free interest rate of 5.71% and an expected life of 5 years. The calculated difference between the reported and pro forma amounts is $.01 per share for both 1996 and 1995.

15. Capitalization of Interest Costs:
The company capitalizes interest as a component of the cost of significant construction projects in accordance with Statement of Financial Accounting Standards No. 34. The following table sets forth data relative to capitalized interest:

                                  1996         1995         1994
Total interest                $551,709     $738,852     $828,900
Less capitalized interest       31,334       63,239       25,212
                              --------     --------     --------
Interest expense              $520,375     $675,613     $803,688
                              ========     ========     ========

16. Other Income, Net:

Other income, net consists of the following:

                                         1996           1995           1994

Interest income                    $1,155,599     $1,166,438     $1,056,656
Amortized gain on sale
        of distribution routes             --      3,162,033      1,535,820
Rental income                         428,701        393,276        431,227
Other, net                            158,563        179,708        140,981
                                   ----------     ----------     ----------
                                   $1,742,863     $4,901,455     $3,164,684
                                   ==========     ==========     ==========

17. Provision for Income Taxes:
The provision for income taxes, at an effective rate of 38.6% in 1996, 45.8% in 1995 (40.6% excluding the effect of change in tax rate on the net deferred tax asset), and 39.7% in 1994, differs from the amounts derived from applying the statutory U.S. federal income tax rate of 34% to income before provision for income taxes as follows:

                                              1996            1995            1994
Statutory tax provision                $ 3,491,999     $ 3,540,897     $ 3,271,111
State income taxes, net of
        federal income tax benefit         445,234         499,748         694,242
Effect of change in tax rate
        on deferred tax asset                   --         550,868              --
Other, net                                  28,773         183,026        (145,182)
                                       -----------     -----------     -----------
Provision for income taxes             $ 3,966,006     $ 4,774,539     $ 3,820,171
                                       ===========     ===========     ===========

Deferred income taxes represent the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end. Significant components of the company's deferred income tax assets (liabilities) are as follows:

                                                        1996              1995

Postretirement benefits other than pensions     $  7,368,720      $  7,448,305
Pension and employee benefit costs                 4,608,914         4,517,361
Depreciation and amortization                     (1,500,103)       (1,668,601)

Vacation pay                                         870,156           793,676
Provision for doubtful accounts                      966,063           944,718
Other                                                426,621           358,699
                                                ------------      ------------
                                                  12,740,371        12,394,158
Less current portion                               2,504,715         2,673,617
                                                ------------      ------------
                                                $ 10,235,656      $  9,720,541
                                                ============      ============
18. Concentrations of Credit:
The company encounters, in the normal course of business, exposure to concentrations of credit risk with respect to trade receivables. This risk is limited due to the large number of customers comprising the company's customer base. Ongoing credit evaluations of customers' financial condition are performed and, generally, no collateral is required. The company maintains reserves for potential credit losses and such losses have not exceeded management's expectations.

Report of Independent Accountants
To the Shareholders and the
Board of Directors
Tasty Baking Company

We have audited the accompanying consolidated balance sheets of Tasty Baking Company and subsidiaries as of December 28, 1996 and December 30, 1995 and the related consolidated statements of operations and retained earnings, changes in capital accounts and cash flows for each of the three fiscal years in the period ended December 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above (page 12 and pages 18
- 30) present fairly, in all material respects, the consolidated financial position of Tasty Baking Company and subsidiaries as of December 28, 1996 and December 30, 1995, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 28, 1996 in conformity with generally accepted accounting principles.

/s/ COOPERS & LYBRAND L.L.P.


COOPERS & LYBRAND L.L.P.
Philadelphia, Pennsylvania
February 12, 1997