Form 10-K405, Exhibit 13
period 1997-12-27
TASTY BAKING CO
filed 1998-03-26
CIK 96412

Contents
        1       Financial Highlights
        2       Letter to Shareholders
        11      Financial Information
        32      Directors and Officers

About Tasty Baking Company

Tasty Baking Company is a manufacturer and marketer of sweet baked goods, notably Tastykakes - Americas fastest growing and best tasting snack cake brand. Founded in Philadelphia in 1914, Tasty is now one of the largest independent baking companies in the country. Long a dominant brand in its home region, Tasty now ships products to 41 states from its three Mid-Atlantic bakeries. Tasty has also broadened its product lines, adding a line of yeast-raised baked goods designed to capitalize on the expanding marketing opportunities in food service and private labeling.

Financial Highlights

For the Year                                             1997(a)             1996
Gross Sales                                         $222,054,329     $212,508,870
Net Sales                                           $149,291,974     $146,718,391
Net Income                                          $  6,067,177     $  6,304,579
Average Number of Common Shares Outstanding(b):
                Basic                                  7,770,119        7,733,663
                Diluted                                7,895,922        7,733,663
Per Share of Common Stock(b):
        Net Income:
                Basic                               $        .78     $        .82
                Diluted                             $        .77     $        .82
        Cash Dividend                               $       .456     $       .448

At the Year End                                             1997             1996
Total Assets                                        $ 94,319,378     $ 87,428,364
Working Capital $                                     10,483,757     $ 10,159,698
Current Ratio                                          1.72 to 1        1.81 to 1
Shareholders' Equity:
        Amount                                      $ 41,594,843     $ 38,906,854
        Per Share of Common Stock(b)                $       5.34     $       5.02

(a) Net income and per share amounts include an after-tax charge of $1,171,170 or $.15 per share resulting from a settlement with the IRS concerning payroll taxes for the company's independent owner/operators for tax years 1990-1997 and related expenses.
(b)  Restated to reflect five-for-four stock split.

1

Letter to Shareholders

Tasty Baking Company had an excellent year. Once again, we were able to achieve our goals of increased sales, earnings and returns for our shareholders. Moreover, we moved the Company along a strategic track that will continue to strengthen our marketplace position in sweet baked goods, broaden our distribution base, and increase our sales and net earnings.

We are a baking company bound to the traditions of quality, freshness, and flavor that have made consumers fiercely loyal to Tasty products. That will never change, but much about the Company has changed and will continue to. Tasty is a company on the move, energized, and focused. For 1997, the most telling evidence of that is our geographic expansion, particularly our entry into the Chicago market; an expanding line-up of products; and a new family of brands concept that helps us compete more effectively in the food service market.

Building Shareholder Value through Financial Performance
Our shareholders enjoyed exceptional returns in 1997. The Board of Directors increased cash dividends and authorized a 5-for-4 stock split, thus enhancing the liquidity of Tasty common stock. In addition, our move to the New York Stock Exchange and management presentations to the financial community helped raise the profile of the company among institutional investors. These initiatives and solid earnings performance helped push total returns for Tasty shareholders up 75% in 1997.

Here are the highlights of the Company's 1997 financial performance:
------------------------
The Company took a payroll tax settlement charge of $1,950,000 in connection with its dispute with the Internal Revenue Service related to the treatment of Tasty owner-operators for payroll tax purposes. On a post-split basis, the after-tax effect of this charge is approximately $1,170,000 or $0.15 per share. The settlement will have no material effect on our future financial results.
------------------------
Higher bakery productivity, relatively stable commodity prices, and vigorous expense control combined with increased sales to lift net income, excluding the effect of the payroll tax settlement charge, for 1997 to $7,238,000, up 15% over the $6,305,000 we reported last year.
------------------------
On a post-split basis, net income per share, excluding the effect of the payroll tax settlement charge, reached $.93 in 1997 compared with $.82 per share last year, a 13% increase.

------------------------
Gross  sales  for  1997   increased  4.5%  to   $222,054,000;   net  sales  were
$149,292,000, 2% ahead of last year's figure of $146,718,000.
------------------------
Our balance sheet remains exceptionally strong with total assets at $94,319,000 and shareholders' equity at $41,595,000.
------------------------
Capital expenditures of $10,528,000 included funds to complete the second production line and freezer at the Oxford facility and begin our computer installation. As a result, total debt increased to $9,834,000 from $7,079,000.
------------------------
In October, the Board of Directors authorized a 7.1% increase in the quarterly cash dividend, raising it to $0.12 per share on a post-split basis.

Keeping Tasty on the Move
In order to fulfill our responsibilities to all our constituencies, and most certainly to our shareholders, Tasty must not only be profitable, we must grow. We are doing that in four important ways:

By expanding geographically

By introducing new products

By using new branding concepts
        (Tasty's family of brands)

By diversifying channels of distribution

To be sure, we use other growth strategies as well. We continue to nurture our base business and help it grow. We control costs. And we remain alert to acquisitions. If the right opportunity comes along, we intend to buy. Even so, the four strategies outlined present opportunities for significant growth as well as help position Tasty for sustained growth in future years. Moreover, unlike an acquisition opportunity that may or may not appear, implementing these growth strategies is within our control.

Expanding Our Marketing Territory
We entered the Chicago snack cake market in 1997 and we're happy to report it was the most successful marketplace entry in the history of Tasty Baking. It takes more than a map with pins in it to convey the significance of the opening of the Chicago market, however. After all, Tasty is now selling products in 41 states. The real significance of this market entry lies in other factors. One of those factors is the depth of market penetration we have achieved in the Chicago area. Tasty products are now being sold in 187 Jewel Food stores and in 177 7-Eleven stores. As of January 1998, we entered 107 Dominick's stores, another leading Chicago supermarket chain.

We attach additional significance to the Chicago market for yet another reason. Going forward, we believe Chicago can serve as an anchor for our Midwest marketing and distribution efforts, much as Philadelphia does for the Mid-Atlantic States. With our sales base in Chicago as a linchpin, we can move more rapidly and more aggressively into other Midwest markets assured of distributor and store support.

Important as it is, Chicago is by no means the limit of our geographic aspirations, but it will serve as an archetype as we move forward in other parts of the country. For example, as has been the case with our Chicago market entry, brokers and distributors will play a larger role in geographic market expansion. In fact, we are now in the process of putting together a broker network around the country to capi-talize on expansion opportunities. During 1997, we signed a major broker agreement in Chicago. In addition, we signed an agreement with a major wholesale distributor on the West Coast.

Building Sales with New Snack Products
Tasty now has more than 100 products. It's not enough, and can't ever be, for one simple reason: new products bring new sales. The inescapable conclusion is that revenue growth requires new products, so Tasty will remain in the business of innovation. One particularly successful effort in 1997 was the introduction of Snak Bars. The Snak Bar product, while virtually new, began life as an extensive reformulation and repackaging of an existing Tasty product line that had been experiencing flat sales. In revitalizing what had been a cookie bar product line, two varieties were dropped and two new varieties added. All varieties were reformulated for improved taste and nutrition. And all were resized, that is, made some 33% larger than the products they replaced. The new, bigger bar was repackaged, re-priced, and perhaps most important, repositioned for a youth market that wants a delicious and healthful snack that is easy to handle and easy to eat on the go.

Spurring Impulse Purchases with Holiday Novelties
Tasty has been very successful in marketing specially packaged products keyed to holidays and holiday themes. During 1997, we expanded our range of novelty products and packaging so that we now have two and even three themed products on store shelves during every holiday period. For example: Santa Snacks and Kringle Kakes for Christmas, Cupid Kakes and Sweetie Kakes for St. Valentine's Day, Tasty Tweets and Bunny Trail Treats for Easter.

In tracking sales of holiday varieties, we have confirmed that new products do indeed add new sales. That is, when we have introduced a second product keyed to a given holiday season, the sale of both novelty products increases. Of note, the additional sales generated by these novelty products have not eroded sales of our traditional products. It would appear that holiday-themed novelties are attracting impulse purchasers, including consumers that may be trying Tasty brand products for the first time.

Expanding into Yeast-Raised Products
Snack cakes are the foundation of the Tasty franchise, but they are only one part of Tasty's future. In 1996, Tasty purchased a 160,000 square foot bakery in Oxford, Pennsylvania, for the purpose of expanding our product line into yeast-raised products. Our goal was and is to capture an increasing share of yeast-raised products that constitute the mainstream food service market for sweet baked goods.

In 1997, our Oxford bakery inaugurated baking operations by producing honey buns, a product that previously we had produced to our specifications by a contract baker. In November, Oxford completed a second production line. This line is capable of producing bakery items such as sweet rolls, bear claws, Danish pastry, and coffee rolls. Pre-production testing has been finished and these products are scheduled for sale in the latter part of the first quarter of 1998. Indeed, it is the production flexibility of the Oxford bakery that will help Tasty keep pace with a dynamic market and meet the changing needs of the food service industry.

Creating Tasty's Family of Brands
Tasty is no longer just one brand. We are now a family of brands that includes Tastykake, Dutch Mill, Aunt Sweetie's, and Snak n' Fresh. We have a number of good reasons for having four brands (or more, if that becomes desirable):
------------------------
We can use brand equity effectively
------------------------
We can provide breadth in our product portfolio
------------------------
We can offer a control label to stores that don't own a private label
------------------------
We can enter food service and institutional markets more readily
------------------------
We can meet different client customization needs
------------------------
We can make our sales teams more effective
------------------------

If the foregoing benefits had to be summed in a word, that word might be flexibility. For example, we can provide customized product formulations - bear claws, perhaps - to supermarkets and convenience stores using the Snak n' Fresh or Aunt Sweetie's brand rather than the Tastykake brand. That flexibility protects brand equity. Certainly, we want no marketplace confusion about what our brand names stand for. Tastykake, for instance, is and will remain our flagship snack cake brand. It should. Beyond having unequaled brand equity in our traditional trading areas, the Tastykake brand is gaining wider recognition. It is the fastest growing national snack cake brand, rising from a 7% to an 8% market share last year. In 1997, our sales to supermarkets grew at a rate of 6.1%.

Outlook
Tasty enters 1998 in excellent shape. The company is solidly profitable, earnings are increasing, our expenses are under control, and our balance sheet is sound. By virtually any measure, Tasty and Tasty shareholders did exceptionally well in 1997 and we expect positive results going forward.

One challenge facing us now is to stimulate revenue growth, to sell more baked goods. We have a multi-pronged strategy in place to get that job done. We are expanding our marketing territory vigorously. Our Midwest expansion initiative is especially promising and we are off to a very solid start in the Chicago marketplace. We are formulating new products at a record pace so that customers will have a growing list of reasons to choose a Tasty product. We are also giving consumers more opportunities to choose a Tasty product. We are expanding the production of yeast-raised baked goods at our Oxford bakery. And we are selling those products under a family of brands concept that will let us compete more effectively in the food service marketplace.

During 1998, we expect these strategies to bring results. Our new Oxford bakery is now ready to contribute to sales and earnings. Dutch Mill has shown increasing productivity and profitability, a trend we expect to continue through the upcoming year. Our expanded marketing territory is beginning to make an impact on our sales figures. That impact will grow in 1998. We will continue to seek acquisition opportunities throughout the upcoming year.

We are committed to a long list of strategic initiatives, all focused on a very short list of critical objectives. At the top of that short list is maximizing shareholder value through growth in net income. We will manage this Company and the Tasty family of brands with that goal uppermost in mind.

Helping in that task is an extraordinarily capable group of people, a list headed by Philip J. Baur, Jr. who has stepped down as Chairman of our Board of Directors after a distinguished 45-year career. In succeeding him in that position, I have a particularly good vantage point from which to appreciate the many contributions he has made to Tasty Baking Company over that time. I look forward to his continuing counsel as a member of our board.

This is an exciting time for Tasty. The Company is well positioned and on the move. We intend to translate that action into even greater returns for our shareholders.


/s/ Carl S. Watts
Carl S. Watts
Chairman, President & Chief Executive Officer

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

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable

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

Net Income Per Common Share
Net income per common share is calculated according to the requirements of Statement of Financial Accounting Standards No. 128 - "Earnings Per Share" which requires companies to present basic and diluted earnings per share. Net income per common share - Basic is based on the weighted average number of common shares outstanding during the year. Net income per common share - Diluted is based on the weighted average number of common shares and dilutive potential common shares outstanding during the year.

Management's Analysis

Results of Operations

Net income for the fiscal year ended December 27, 1997 was $6,067,177 or $.78 per share. Included in net income for 1997 is an after-tax charge of $1,171,170 or $.15 per share resulting from a settlement with the IRS concerning payroll taxes for the company's independent owner/operators for tax years 1990-1997 and related expenses. After eliminating the effect of the payroll tax settlement, the 1997 results were $7,238,347 or $.93 per share compared to $6,304,579 or $.82 per share for the fiscal year ended December 28, 1996, representing increases of 14.8% and 13.4%, respectively. Net income reported for the fiscal year ended December 30, 1995 was $5,640,112 or $.73 per share. The comparable 1995 net income was $4,989,403 or $.65 per share after eliminating the after-tax effects of a charge of $550,000 or $.07 per share for severance cost, a charge of $550,868 or $.07 per share related to the remeasuring of the company's deferred tax assets and an increase of $1,751,577 or $.22 per share related to the amortization of the gain on the sale of company routes.

Gross sales increased to $222,054,329 in 1997 from $212,508,870 in 1996 representing an increase of 4.5% due to price increases in effect for the entire year. In 1996 gross sales increased to $212,508,870 from $205,180,282 in 1995 representing an increase of 3.6%. In 1996, Dutch Mill Baking Company, Inc. (Dutch Mill), which was acquired on August 29, 1995, contributed gross sales of $6,017,668 compared to $1,924,856 in 1995. On a comparable basis, excluding the gross sales contributed by Dutch Mill, gross sales increased $3,235,776 or 1.6%. The increase was due to excellent market conditions in the second half of 1996 and gradual acceptance of the price increases instituted by the company. In 1995, gross sales increased modestly to $205,180,282 compared to $202,703,889 in 1994 representing an increase of 1.2%. On a comparable basis, excluding the gross sales contributed by Dutch Mill, gross sales remained relatively unchanged increasing $551,537 or .3% as a result of the continuing soft economy in the snack cake industry.

Net sales increased to $149,291,974 in 1997 from $146,718,391 in 1996 representing an increase of 1.8%. Relative to gross sales, this increase was lower due to the effect of an increase in promotions and discounts. In 1996, net sales increased to $146,718,391 from $141,831,073 in 1995 representing an increase of 3.4%. In 1996, Dutch Mill contributed $3,573,720 compared to $1,217,737 in 1995. On a comparable basis, excluding the net sales contributed by Dutch Mill, net sales increased $2,531,335 or 1.8%. The net sales increase for 1996 was consistent with the increase in gross sales. In 1995, net sales decreased slightly to $141,831,073 from $142,055,111 in 1994. On a comparable basis, excluding the net sales contributed by Dutch Mill, net sales decreased by $1,441,775 or 1.0% for 1995 when compared to 1994. This decrease in net sales is attributable to an increase in returns.

Cost of sales as a percentage of net sales was 60.8%, 62.0%, and 63.0% in 1997, 1996 and 1995, respectively. The improvement in gross margin during 1997 was due to further improvements in manufacturing efficiencies, moderating commodity costs, reduced utility costs and price increases in effect for the entire year. In 1996, the company realized an improvement in gross margin as a result of favorable price increases on selected products and improvements in plant operating efficiencies. In 1995, after an adjustment for shipping cases formerly reported in selling, general and administrative expenses, the company realized a decrease in gross margins, primarily as a result of higher ingredient and packaging costs.

Selling, general and administrative expenses in fiscal year 1997 increased $1,576,509 or 4.1% over fiscal year 1996. The principal reasons for the increase were higher advertising costs, an increase in selling expense, and the effect of Tasty Baking Oxford, Inc. (Oxford). Oxford was acquired on July 1, 1996 and became operational during the second quarter of 1997. Advertising costs increased from a television advertising campaign undertaken in the first half of 1997 and selling expense increased due to costs associated with regional re-alignment and higher exhibition costs. These increases were partially offset by a decrease in administrative costs. In 1996 selling, general and administrative expenses increased $1,581,518 or 4.3% over fiscal year 1995. Most of the increase can be attributed to a full year of Dutch Mill expenses versus four months in 1995. The remaining increases were selling and shipping costs associated with the higher sales. These increases were partially offset by a reduction in advertising expense. In 1995, selling, general and administrative expenses decreased $3,673,358 or 9.0% from fiscal year 1994. A portion of this decrease, however, reflects the reclassification of shipping case costs as previously discussed. On a comparable basis, and further excluding the effect of Dutch Mill, selling, general and administrative expenses decreased by $1,468,240 or 3.9%. The decrease was primarily due to the first full year of administrative savings associated with the restructuring program implemented in the second quarter of 1994 which was somewhat offset by increased advertising expenditures.

Depreciation expense in 1997 remained relatively unchanged as certain production equipment that became fully depreciated in 1996 was offset by additional depreciation expense on new equipment at the Oxford facility. Depreciation expense in 1996 and 1995, excluding the effect of Dutch Mill, remained relatively unchanged.

Other income, net decreased in 1997 compared to 1996 by $135,341 as a result of a decrease in rental income that was partially offset by an increase in interest income. Other income, net decreased in 1996 compared to 1995 by $3,158,592 which is attributed to the amortization of the gain on sale of company routes in 1995. In 1995, the total gain on the sale of company routes, which has been fully amortized, was $3,162,033 resulting in an after-tax increase to net income of $1,751,577 or $.22 per share. The increase in 1995 compared to 1994 was due to the increase in the amortization of the gain on sale of company routes.

Interest expense in 1997 increased as a result of higher average borrowing levels and higher average interest rates. Interest expense in 1996 decreased as a result of lower average borrowing levels and lower average interest rates. Interest expense in 1995 decreased as a result of lower average borrowing levels somewhat offset by higher average interest rates.The effective tax rate in 1997 was 37.7%. In 1997, the principal reason for the difference between the effective rate and statutory rate was the effect of state income taxes partially offset by benefits related to certain permanent differences. The effective tax rates in 1996 and 1995 were 38.6% and 45.8%, respectively. In 1995, excluding the effect of the decrease in the company's net deferred tax asset, the effective tax rate was 40.6%. The principal reason for the difference between the effective rate and statutory rate for 1996 and 1995 was the effect of state income taxes.

In December 1997, the company entered into a Closing Agreement (Agreement) with the Internal Revenue Service relative to their proposed assessment for payroll taxes on the company's independent owner/operators. The terms of the Agreement require that effective December 28, 1997, non-incorporated independent owner/operators be classified as 93statutory employees' for payroll tax purposes only, and that the company withhold and match payroll taxes based on their estimated earnings. The company incurred a pre-tax charge of $1,950,000 in the fourth quarter of 1997 for the settlement of years 1990-1997, and related expenses (see Note 4). The company anticipates that there will be no material adverse effect on future earnings as a result of the Agreement.

The company is currently engaged in a continuing project to upgrade its computer hardware and software in order to improve its operating performance and avoid any potential "year 2000" problems it may encounter. To date, the project is proceeding on schedule and is expected to be completed during 1999. As a result, the company believes that there will be no adverse effect on operations relative to any "year 2000" issues.

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" which establishes standards for reporting and presentation of comprehensive income and its components in the financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 130 is not expected to have any impact on the company's consolidated results of operations, financial position or cash flows.

Financial Condition
Historically, the company's ability to generate sufficient amounts of cash has primarily come from operations. Bank borrowings, under various lines of credit arrangements, are used to supplement cash flow from operations during periods of cyclical shortages.

Net cash from operating activities in 1997 decreased by $3,268,120 to $12,567,651 from the 1996 amount of $15,835,771. This decrease was primarily due to an unfavorable change in accrued income taxes due to the payment of the 1996 balance and an increase in estimated payments during 1997. There were also unfavorable changes in receivables and inventories partially offset by a favorable change in accrued pensions, accounts payable and other current liabilities, which included the amount accrued for the IRS settlement. Net cash from operating activities was used to fund dividend payments of $3,544,121 and most of the capital expenditures.

Capital expenditures totaled $10,528,359 in 1997 of which approximately $5,900,000 can be attributed to the new Oxford facility. The remaining capital expenditures continued to upgrade the bakery's production equipment and began the upgrading of the computer system for the company and its subsidiaries. The balance of the capital expenditures not funded by operating cash and the excess of new loans granted to owner/operators not funded by the proceeds from existing loans came from bank borrowings.

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

Capital expenditures totaled $12,534,926 in 1996 of which approximately $8,900,000 represented the company's investment to date in the new Oxford facility which was acquired in July 1996. The remaining capital expenditures were made to continue the program of upgrading the company's bakery production equipment. New loans to owner/operators in 1996 were funded entirely from owner/operator loan payments and pay-offs which exceeded new loans by $773,717. This excess was used principally to reduce short-term debt.

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

The company anticipates that cash flow from operating activities will improve in 1998, and with the continued availability of bank lines of credit, the Revolving Credit Agreement and other long-term financing, sufficient cash will be available for planned capital expenditures and other operating and financial requirements.

Quarterly Summary (Unaudited)

Summarized quarterly financial data (in thousands of dollars except for per share amounts) for 1997 and 1996 is as follows:

                                           First           Second          Third           Fourth           Year
1997(a)
Gross sales                               $55,633         $57,652         $53,652         $55,117         $222,054
Net sales                                  37,455          38,974          36,045          36,818          149,292
Gross profit (after depreciation)          12,587          13,503          11,719          13,513           51,322
Net income                                  1,614           2,107           1,196           1,150            6,067
Per share of common stock(b):
        Net income:
                Basic                         .21             .27             .15             .15              .78
                Diluted                       .21             .27             .15             .14              .77
        Cash dividends                       .112            .112            .112             .12             .456
Market prices(b):
        High                                14.40           14.30           17.35           20.13            20.13
        Low                                 10.40           12.60           13.90           16.95            10.40

1996
Gross sales                               $51,354         $54,781         $52,756         $53,618         $212,509
Net sales                                  35,944          37,749          36,022          37,003          146,718
Gross profit (after depreciation)          11,287          12,601          11,851          12,756           48,495
Net income                                  1,219           1,837           1,052           2,197            6,305
Per share of common stock(b):
        Net income:
                Basic and Diluted             .16             .24             .14             .28              .82
        Cash dividends                       .112            .112            .112            .112             .448
Market prices(b):
        High                                10.20            9.50           10.30           12.00            12.00
        Low                                  8.90            8.50            8.70           10.00             8.50

Each quarter consists of thirteen weeks. The market prices of the company's stock reflect the high and low price by quarter as traded on the American Stock Exchange through September 23, 1996 and the New York Stock Exchange for the remainder of 1996 and all of 1997. The approximate number of holders of record of the company's common stock (par value $.50 per share) as of February 13, 1998 was 3,500.

(a) Includes an after-tax charge to net income in the fourth quarter in the amount of $1,171,170 or $.15 per share resulting from a settlement with the IRS concerning payroll taxes for the company's independent owner/operators for tax years 1990-1997 and related expenses.
(b) The first through third quarters of 1997 and all four quarters of 1996 have been restated to reflect the five-for-four stock split.

Five Year Selected Financial Data

All amounts presented are in thousands except for per share amounts.

                                                  1997(a)        1996        1995(d)      1994(e)      1993(f)
Operating Results
        Gross Sales                               $222,054     $212,509     $205,180     $202,704     $199,548
        Net Sales                                 $149,292     $146,718     $141,831     $142,055     $137,773
        Income from Continuing Operations(c)      $  6,067     $  6,305     $  5,640     $  5,801     $  5,687
Per Share Amounts(b)
        Income from Continuing Operations(c):
                Basic                             $    .78     $    .82     $    .73     $    .76     $    .75
                Diluted                           $    .77     $    .82     $    .73     $    .76     $    .75
        Cash Dividends                            $   .456     $   .448     $   .448     $   .424     $   .524
        Shareholders Equity                       $   5.34     $   5.02     $   4.65     $   4.30     $   3.94
Financial Position
        Working Capital                           $ 10,484     $ 10,160     $ 13,944     $ 12,340     $ 10,776
        Total Assets                              $ 94,319     $ 87,428     $ 85,303     $ 87,136     $ 90,505
        Long-term Obligations                     $  8,360     $  6,434     $  6,230     $  7,516     $ 11,206
        Shareholders Equity                       $ 41,595     $ 38,907     $ 35,938     $ 32,951     $ 30,243
        Shares of Common Stock
        Outstanding(b)                               7,791        7,742        7,731        7,670        7,670
Statistical Information
        Capital Expenditures, Net                 $ 10,439     $ 12,479     $  3,685     $  3,705     $  7,305
        Depreciation                              $  7,215     $  7,268     $  7,463     $  7,327     $  6,785
        Average Common Shares Outstanding(b):
                Basic                                7,770        7,734        7,690        7,671        7,624
                Diluted                              7,896        7,734        7,701        7,675        7,626

(a) Net income and per share amounts include an after-tax charge of $1,171,170 or $.15 per share resulting from a settlement with the IRS concerning payroll taxes for the company's independent owner/operators for tax years 1990-1997 and related expenses.
(b)  Prior years have been restated to reflect the five-for-four stock split.
(c) Amortization of the gain on sale of company routes resulted in increased income from continuing operations of $1,752,000 or $.22 per share in 1995, $898,000 or $.12 per share in 1994, and $893,000 or $.12 per share in 1993.
(d) Income from continuing operations and per share amounts include after-tax charges of $550,000 or $.07 per share for severance costs and $551,000 or $.07 per share resulting from a remeasuring of the company' s deferred tax assets and liabilities.
(e) Income from continuing operations and per share amounts include an after-tax charge in the amount of $719,000 or $.09 per share for a restructuring program.
(f) In August 1993, the company spun-off its wholly-owned subsidiary, Phillips & Jacobs, Incorporated (P&J), to its shareholders. Cash dividends and shareholders' equity per share amounts, long-term obligations and shareholders' equity were impacted as a result of the spin-off of P&J.

Consolidated Statements of Operations and Retained Earnings

                                                                  52 Weeks Ended     52 Weeks Ended          52 Weeks Ended
                                                                   Dec. 27, 1997      Dec. 28, 1996           Dec. 30, 1995
Operations
Gross Sales                                                        $ 222,054,329      $ 212,508,870         $ 205,180,282
Less discounts and allowances                                        (72,762,355)       (65,790,479)          (63,349,209)
                                                                   -------------      -------------         -------------
Net sales                                                            149,291,974        146,718,391           141,831,073
                                                                   -------------      -------------         -------------

Costs and expenses:
Cost of sales                                                         90,754,876         90,955,370            89,403,295
Depreciation                                                           7,214,997          7,267,639             7,463,311
Selling, general and administrative                                   40,198,649         38,622,140            37,040,622
Payroll tax settlement and severance charges                           1,950,000                 --               950,000
Interest expense                                                         536,820            520,375               675,613
Provision for doubtful accounts                                          499,787            825,145               785,036
Other income, net                                                     (1,607,522)        (1,742,863)           (4,901,455)
                                                                   -------------      -------------         -------------
                                                                     139,547,607        136,447,806           131,416,422
                                                                   -------------      -------------         -------------
Income before provision for income taxes                               9,744,367         10,270,585            10,414,651
                                                                   -------------      -------------         -------------
Provision for income taxes:
Federal                                                                3,183,866          3,528,932             2,345,811
State                                                                    881,528            784,352               500,319
Deferred                                                                (388,204)          (347,278)            1,377,541
Decrease in net deferred tax asset due to change in tax rate                  --                 --                50,868
                                                                   -------------      -------------         -------------
                                                                       3,677,190          3,966,006             4,774,539
                                                                   -------------      -------------         -------------
Net income                                                             6,067,177          6,304,579             5,640,112

Retained Earnings

Balance, beginning of year                                            22,265,220         19,425,849            17,228,764
Cash dividends paid on common shares(a)
($.456 per share in 1997 and $.448 per share in 1996 and 1995)        (3,544,121)        (3,465,208)           (3,443,027)
Balance, end of year                                               $  24,788,276      $  22,265,220         $  19,425,849
                                                                   -------------      -------------         -------------
Net income per common share - Basic                                $         .78      $         .82(a)      $         .73(a)
                                                                   -------------      -------------         -------------
Net income per common share - Diluted                              $         .77      $         .82(a)      $         .73(a)
                                                                   -------------      -------------         -------------

(a) Restated to reflect five-for-four stock split.

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

Consolidated Financial Statements

Tasty Baking Company and Subsidiaries
Consolidated Statements of Cash Flows

                                                                  52 Weeks Ended     52 Weeks Ended          52 Weeks Ended
                                                                   Dec. 27, 1997      Dec. 28, 1996           Dec. 30, 1995
Cash flows from (used for) operating activities
Net income                                                         $  6,067,177      $  6,304,579      $  5,640,112
Adjustments to reconcile net income to net cash
        provided by operating activities:
        Depreciation                                                  7,214,997         7,267,639         7,463,311
        Provision for doubtful accounts                                 499,787           825,145           785,036
        Deferred taxes                                                 (388,204)         (346,213)        1,928,409
        Other                                                           864,332           754,438        (2,796,406)
Changes in assets and liabilities:
        Decrease (increase) in receivables                           (2,198,607)          843,167        (1,271,407)
        Decrease (increase) in inventories                             (440,690)          407,770          (148,302)
        Decrease (increase) in prepayments and other                     48,591           454,398          (482,770)
        Increase (decrease) in accrued income taxes                  (1,901,206)        1,474,887          (893,111)
        Increase (decrease) in accrued pensions,
                accounts payable and other current liabilities        2,801,474        (2,150,039)          970,419
                                                                  -------------     -------------     -------------
        Net cash from operating activities                           12,567,651        15,835,771        11,195,291
                                                                  -------------     -------------     -------------
Cash flows from (used for) investing activities

Proceeds from owner/operators' loan repayments                        3,368,285         3,804,198         3,276,511
Purchase of property, plant and equipment                           (10,528,359)      (12,534,926)       (4,108,984)
Loans to owner/operators                                             (4,320,365)       (3,030,481)       (3,442,811)
Other                                                                    55,947           114,483            85,115
                                                                  -------------     -------------     -------------
        Net cash used for investing activities                      (11,424,492)      (11,646,726)       (4,190,169)
                                                                  -------------     -------------     -------------
Cash flows from (used for) financing activities

Dividends paid                                                       (3,544,121)       (3,465,208)       (3,443,027)
Payment of long-term debt                                            (1,645,685)       (6,875,575)       (2,524,242)
Net increase (decrease) in short-term debt                              900,000          (700,000)       (1,100,000)
Additional long-term debt                                             3,500,000         7,000,000                --
Other                                                                   161,398                --                --
                                                                  -------------     -------------     -------------
        Net cash used for financing activities                         (628,408)       (4,040,783)       (7,067,269)
                                                                  -------------     -------------     -------------
        Net increase (decrease) in cash                                 514,751           148,262           (62,147)
Cash, beginning of year                                                 233,366            85,104           147,251
                                                                  -------------     -------------     -------------
Cash, end of year                                                  $    748,117      $    233,366      $     85,104
                                                                  -------------     -------------     -------------
Supplemental cash flow information
Cash paid during the year for:

Interest                                                           $    591,090      $    600,135      $    718,587
                                                                  -------------     -------------     -------------
Income taxes                                                       $  5,947,420      $  2,421,142      $  4,116,161
                                                                  -------------     -------------     -------------

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

Consolidated Balance Sheets

                                                                           Dec. 27, 1997    Dec. 28, 1996
Assets

Current Assets:
Cash                                                                       $    748,117     $    233,366
Receivables, less allowance of $2,548,552 and $2,394,864, respectively       18,661,411       16,962,591
Inventories                                                                   3,296,202        2,855,512
Deferred income taxes                                                         2,068,879        2,504,715
Prepayments and other                                                           172,708          221,299
                                                                           ------------     ------------
Total current assets                                                         24,947,317       22,777,483
                                                                           ------------     ------------
Property, plant and equipment:
Land                                                                          1,267,095        1,267,095
Buildings and improvements                                                   27,843,342       27,366,281
Machinery and equipment                                                     120,598,909      110,715,679
                                                                           ------------     ------------
                                                                            149,709,346      139,349,055
Less accumulated depreciation and amortization                              105,501,230       98,375,648
                                                                           ------------     ------------
                                                                             44,208,116       40,973,407
                                                                           ------------     ------------
Other assets:
Long-term receivables                                                        11,233,128       10,288,159
Deferred income taxes                                                        11,059,696       10,235,656
Spare parts inventory                                                         2,425,837        2,779,531
Miscellaneous                                                                   445,284          374,128
                                                                           ------------     ------------
                                                                             25,163,945       23,677,474
                                                                           ------------     ------------
                                                                           $ 94,319,378     $ 87,428,364
                                                                           ------------     ------------

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

                                                                                          Dec. 27, 1997   Dec. 28, 1996
Liabilities

Current Liabilities:
Current portion of long-term debt                                                        $    29,354     $    58,340
Current obligations under capital leases                                                     543,962         587,336
Notes payable, banks                                                                         900,000              --
Accounts payable                                                                           4,345,944       3,963,610
Accrued payrolls and employee benefits                                                     6,817,319       5,608,274
Accrued income taxes                                                                              --       1,474,887
Other                                                                                      1,826,981         925,338
                                                                                         -----------     -----------
        Total current liabilities                                                         14,463,560      12,617,785
                                                                                         -----------     -----------
Long-term debt, less current portion                                                       7,773,053       5,302,416
                                                                                         -----------     -----------
Long-term obligations under capital leases, less current portion                             587,156       1,131,118
                                                                                         -----------     -----------
Accrued pensions and other liabilities                                                    11,771,540      11,203,178
                                                                                         -----------     -----------
Postretirement benefits other than pensions                                               18,129,226      18,267,013
                                                                                         -----------     -----------
Shareholders' Equity

Common stock, par value $.50 per share, and entitled to one vote per share:
Authorized 15,000,000 shares, issued 9,116,483 and 9,111,358(a) shares, respectively       4,558,243       4,555,680(a)
Capital in excess of par value of stock                                                   29,337,938      28,831,377(a)
Retained earnings                                                                         24,788,276      22,265,220
                                                                                         -----------     -----------
                                                                                          58,684,457      55,652,277
Less:

Treasury stock, at cost:
        1,325,721 shares and 1,369,317(a) shares, respectively                            16,738,364      16,329,055
        Management Stock Purchase Plan receivables and deferrals                             351,250         416,368
                                                                                         -----------     -----------
                                                                                          41,594,843      38,906,854
                                                                                         -----------     -----------
                                                                                         $94,319,378     $87,428,364
                                                                                         -----------     -----------

(a)  Restated to reflect five-for-four stock split.

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

Consolidated Statements of Changes in Capital Accounts

                                                   Dec. 27,1997                   Dec. 28,1996(a)                  Dec. 30,1995(a)
                                        Shares           Amount          Shares         Amount           Shares          Amount
Common Stock:
Balance, beginning of year             9,111,358      $4,555,680       9,111,358      $4,555,680       9,111,358      $4,555,680
Issuances:
   Stock Option Plan                       5,125           2,563              --              --              --              --
                                       ---------     -----------       ---------     -----------       ---------     -----------
Balance, end of year                   9,116,483      $4,558,243       9,111,358      $4,555,680       9,111,358      $4,555,680
                                       =========     ===========       =========     ===========       =========     ===========

Capital in Excess of
  Par Value of Stock:
Balance, beginning of year                           $28,831,377                     $28,751,194                     $28,264,374
Issuances:
  Management Stock
     Purchase Plan                                        20,988                          68,251                          36,118
  Stock Option Plan                                      466,192                              --                              --
  Purchase of subsidiary                                      --                              --                         423,774
Tax benefits related to
  Management Stock
  Purchase Plan and
  Stock Option Plan                                       19,381                          11,932                          26,928
                                       ---------     -----------       ---------     -----------       ---------     -----------
Balance, end of year                                 $29,337,938                     $28,831,377                     $28,751,194
                                       =========     ===========       =========     ===========       =========     ===========

Treasury Stock:
Balance, beginning of year             1,369,317     $16,329,055       1,380,297     $16,364,757       1,440,804     $16,601,793
Management Stock
  Purchase Plan:
     Reissued                             (4,919)        (30,658)        (11,949)        (43,716)         (7,030)        (36,433)
     Reacquired                            1,847          14,743             969           8,014           3,958          24,638
Shares reacquired (reissued)
 in connection with:
     Stock Option Plan                   (41,608)        405,441              --              --              --              --
     Stock split - fractional shares       1,084          19,783              --              --              --              --
     Purchase of subsidiary                   --              --              --              --         (57,435)       (225,241)
                                       ---------     -----------       ---------     -----------       ---------     -----------
Balance, end of year                   1,325,721     $16,738,364       1,369,317     $16,329,055       1,380,297     $16,364,757
                                       =========     ===========       =========     ===========       =========     ===========
Management Stock Purchase
  Plan Receivables and Deferrals:
Balance, beginning of year                              $416,368                        $429,813                        $496,196
Common stock issued                                       51,647                         111,966                          72,550
Common stock
  repurchased                                            (16,489)                        (10,608)                        (33,602)
Note payments and
  amortization of
  deferred compensation                                 (100,276)                       (114,803)                       (105,331)
                                       ---------     -----------       ---------     -----------       ---------     -----------
Balance, end of year                                    $351,250                        $416,368                        $429,813
                                       =========     ===========       =========     ===========       =========     ===========

(a)  Restated to reflect five-for-four stock split.

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Manufacturing Facility:

On July 1, 1996, the company, through a wholly-owned subsidiary, Tasty Baking Oxford, Inc., completed the purchase for $4,000,000 of a 160,000 square foot manufacturing facility in Oxford, Chester County, Pennsylvania. This facility is currently enabling the company to manufacture products that were made by other suppliers, improve operating margins on those products and expand new product offerings. The first manufacturing line at the facility began making products in the first quarter of 1997. A second manufacturing line was completed in the fourth quarter of 1997 and products will be available for sale in the first quarter of 1998.

2. Purchase of Subsidiary:

On August 29, 1995, the company acquired all of the outstanding shares of capital stock of Dutch Mill Baking Company, Inc. (Dutch Mill) in exchange for 57,435 shares of the company's common stock valued at $649,000. Dutch Mill, based in Wyckoff, New Jersey, produces primarily donuts and operates principally in the New York metropolitan area. The acquisition was accounted for as a purchase and, accordingly, the net assets and results of operations of Dutch Mill are included in the company's consolidated financial statements since the date of acquisition. The excess of the total acquisition cost over the fair value of net assets acquired of $303,533 is being amortized on a straight line basis over fifteen years. Had the acquisition occurred at the beginning of fiscal year 1995 there would have been no significant impact on the company's consolidated results of operations.

3. Stock Split:

On October 24, 1997, the Board of Directors approved a five-for-four stock split of the company's common stock for the shareholders of record as of November 7, 1997, which was distributed on December 1, 1997. Shareholders' equity, for all years presented, has been adjusted to give retroactive effect to the stock split by reclassifying the aggregate par value of the additional shares in an amount of $911,136 from capital in excess of par value of stock to common stock. Additionally, all share and per share amounts as well as stock option data, have been restated to give retroactive effect to the stock split.

4. Payroll Tax Settlement and Severance Charges:

During the fourth quarter of 1997, the company incurred a pre-tax charge of $1,950,000 which represents a settlement with the IRS concerning payroll taxes for the company's independent owner/operators for tax years 1990-1997 and related expenses. Unpaid amounts relating to this charge are included in other current liabilities on the balance sheet. The after-tax effect of this charge resulted in a reduction of net income of $1,171,170 or $.15 per share.

During the second quarter of 1995, the company incurred a severance charge of $950,000 resulting in a reduction in net income of $550,000 or $.07 per share after related tax benefit. The severance charge resulted from changes in certain management positions which were established in connection with a restructuring program implemented in 1994. During 1997, 1996 and 1995, payments approximating $133,000, $266,000 and $288,000, respectively, were made in connection with the severance charge.

5. Inventories:

Inventories are classified and valued as follows:
                                     Dec. 27, 1997   Dec. 28, 1996
Classification:
        Finished goods                 $  775,417     $  665,254
        Work in progress                  580,362        563,381
        Raw materials and supplies      1,940,423      1,626,877
                                       ----------     ----------
                                       $3,296,202     $2,855,512
                                       ==========     ==========
Valued at lower of cost or market:
        First-in, first-out (FIFO)     $2,561,739     $2,155,455
        Last-in, first-out (LIFO)         734,463        700,057
                                       ----------     ----------
                                       $3,296,202     $2,855,512
                                       ==========     ==========

For the inventories stated on the LIFO basis, the current replacement cost exceeds LIFO value by approximately $435,000 at December 27, 1997 and $467,000 at December 28, 1996.

6. Long-Term Receivables and Distribution Routes:

The majority of the company's sales distribution routes are owned by independent owner/operators who have purchased the exclusive right to sell and distribute Tastykake products in defined geographical territories. Initially, financing for the purchase of these distribution routes was provided by a group of banks. In December 1995, the final payments were made by the owner/operators on the initial financing for the purchase of these routes. The company maintains a wholly-owned subsidiary to finance route purchase activities. At December 27, 1997 and December 28, 1996, notes receivable of $12,870,000 and $12,423,000, respectively, are included in current and long-term receivables in the accompanying consolidated balance sheets.

For financial reporting purposes, the net gain from the original sale of the distribution routes of $15,869,428 was being amortized over ten years beginning June 30, 1986. In the fourth quarter of 1995, in connection with the final payments by the owner/operators on the initial financing of the route purchases, the company completed the amortization of the gain. The resulting additional amortization of $1,254,957 increased net income in 1995 by $734,501 after provision for income taxes. The total amount of the gain recognized after expenses and provision for income taxes was $1,751,577 in 1995.

7. Notes Payable, Banks:

The company has credit arrangements with various banks under which it may borrow up to $31,000,000 primarily at or below the prime rate of interest. Of the $31,000,000, $11,000,000 is designated for short-term borrowings, while $20,000,000 is for use under a Revolving Credit Agreement (see Note 8). The company has agreed informally with the banks to provide compensating balances, or fees in lieu thereof; however, withdrawal of funds is not restricted. Notes payable of $900,000 were outstanding at December 27, 1997 at an interest rate of 5.84%. Notes payable had a zero balance at December 28, 1996. The average outstanding borrowing during 1997 was $1,637,000 ($986,000 in 1996) and the average interest rate was 5.89% (5.47% in 1996), calculated on the basis of the average daily balance. The maximum short-term borrowings by the company at any period end during 1997 aggregated $2,750,000 ($3,900,000 in 1996).

8. Long-Term Debt:

Long-term debt consists of the following:
                                                                                         Dec. 27, 1997   Dec. 28, 1996
Revolving Credit Agreement ('89 Agreement), with interest at or below
        the prime rate (6.0% average rate at December 27, 1997)                            $7,500,000     $4,000,000
Term Loan exercised under a Revolving Credit Agreement ('92 Agreement), with interest at 6.5%, $44,877 principal and interest payments due quarterly
        beginning April 3, 1994 with a final payment of $1,031,236 due January 2, 1997             --      1,031,236
Term Loan with interest at 8%, $4,374 principal and interest payments due monthly beginning September 18, 1995 with a final payment of $253,834
        due August 18, 1999                                                                   302,407        329,520
                                                                                           ----------     ----------
                                                                                            7,802,407      5,360,756
Less current portion                                                                           29,354         58,340
                                                                                           ----------     ----------
                                                                                           $7,773,053     $5,302,416
                                                                                           ==========     ==========

Effective September 28, 1989, the company entered into a Revolving Credit Agreement ('89 Agreement) which currently permits borrowings up to $20,000,000. Borrowings under the '89 Agreement bear interest at an annual rate equal to the prime rate, a CD rate, a LIBOR rate or a money market rate at the company's option. Under the '89 Agreement, the company may borrow up to $20,000,000 until September 28, 2000. However, the '89 Agreement contains provisions which effectively allow the revolving credit period and maturity to be extended indefinitely upon approval of the banks. The '89 Agreement contains restrictive covenants which include provisions for maintenance of minimum current ratio and tangible net worth, and restrictions on total liabilities, guarantees, loans, investments and subsidiary debt.

Effective August 2, 1992, the company entered into a Revolving Credit Agreement ('92 Agreement) for $6,000,000 to finance owner/operator loans for the purchase of Tastykake distribution routes. Each borrowing under the '92 Agreement becomes, in effect, a term loan repayable in equal quarterly installments based on a ten year amortization schedule with a three year balloon payment.

Each borrowing bears interest at a fixed rate based on the prime rate or the three year Treasury Note yield determined at the time of the borrowing, at the company's option. In May 1995, the company and the bank mutually agreed not to renew the '92 Agreement beyond May 31, 1996. In addition, it was further agreed that any of the term loans extended under the '92 Agreement would be repaid under their original terms and conditions with the intention of refinancing them under the '89 Agreement. The '92 Agreement contains restrictive covenants essentially the same as those contained in the '89 Agreement.

The following schedule of future long-term debt principal payments as of December 27, 1997 is based on the stated maturity dates of the various long-term borrowings and does not reflect future extensions or refinancings.

                                   1998     $   29,354
                                   1999        273,053
                                   2000      7,500,000
                                            ----------
               Total principal payments     $7,802,407
                                            ==========

9. Obligations Under Capital Leases:

Obligations under capital leases consist of the following:

                                                                                   Dec. 27, 1997   Dec. 28, 1996
Capital lease obligation, with interest at 11%, payable in monthly installments
        of $43,833 through June 1999                                                 $  724,351     $1,145,269
Industrial development mortgages, with interest at 4% and 8 1/2%, payable in monthly installments of $17,142 through March 1998 and $8,052 thereafter
        through February 2003                                                           406,767        573,185
                                                                                     ----------     ----------
                                                                                      1,131,118      1,718,454
Less current portion                                                                    543,962        587,336
                                                                                     ----------     ----------
                                                                                     $  587,156     $1,131,118
                                                                                     ==========     ==========

10. Commitments and Contingencies:

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

Property, plant and equipment relating to capital leases was $5,801,000 at December 27, 1997 and December 28, 1996 with accumulated amortization of $4,689,000 and $4,423,000, respectively. Depreciation and amortization of assets recorded under capital leases was $267,000, $247,000 and $237,000 in 1997, 1996 and 1995, respectively.

The following is a schedule of future minimum lease payments as of December 27, 1997:
                                                                 Noncancelable
                                                Capital Leases  Operating Leases
1998                                                $631,717        $887,833
1999                                                 359,627         731,930
2000                                                  96,627          590,303
2001                                                  96,627          316,928
2002                                                  96,627          128,348
Later years                                            8,053           35,389
                                                  ----------       ----------
Total minimum lease payments                      $1,289,278       $2,690,731
                                                                   ==========
Less interest portion of payments                    158,160
                                                  ----------
Present value of future minimum lease payments    $1,131,118
                                                  ==========

Rental expense was approximately $1,396,000 in 1997, $1,222,000 in 1996 and $1,113,000 in 1995. In connection with a workers compensation insurance policy, the company has obtained a Standby Letter of Credit in the amount of $1,300,000 which is required by the insurance company in order to guarantee future payment of premiums.

The company and its subsidiaries are involved in certain legal and regulatory actions, all of which have arisen in the ordinary course of the company's business. The company is unable to predict the outcome of these matters, but does not believe that the ultimate resolution of such matters will have a material adverse effect on the consolidated financial position or results of operations of the company.

11. Pension Costs:

The company participates in a funded noncontributory pension plan providing retirement benefits for substantially all employees. Benefits under this plan generally are based on the employees' years of service and compensation during the years preceding retirement. Net pension gains and losses in excess of 10% of the greater of the projected benefit obligation or the market value of the plan assets ("the corridor") are recognized in income in the year of occurrence.

The components of pension cost are summarized as follows:

                                                        1997             1996              1995
Service cost-benefits earned during the year      $  1,292,000      $  1,315,000      $  1,033,000
Interest cost on projected benefit obligation        4,910,000         4,811,000         4,984,000
Actual return on plan assets                        (9,324,000)       (6,527,000)      (10,068,000)
Net amortization and deferral                        3,486,000         1,011,000         5,186,000
                                                  ------------      ------------      ------------
Net amount charged to income                      $    364,000      $    610,000      $  1,135,000
                                                  ============      ============      ============

The following table sets forth the funded status of the pension plan at December 27, 1997 and December 28, 1996 and the amounts recognized in the accompanying consolidated balance sheets.

                                                             1997             1996
Plan assets at fair value                               $ 67,806,000      $ 62,699,000
Actuarial present value of benefit obligations:
        Vested                                            58,501,000        54,731,000
        Nonvested                                          2,396,000         2,147,000
                                                        ------------      ------------
Accumulated benefit obligations                           60,897,000        56,878,000
Effect of projected future salary increases               11,479,000        10,060,000
                                                        ------------      ------------
Projected benefit obligations                             72,376,000        66,938,000
                                                        ------------      ------------
Plan assets less than projected benefit obligations       (4,570,000)       (4,239,000)
Unrecognized net (gain) loss                              (2,905,000)       (2,504,000)
Unrecognized net transition asset                         (1,519,000)       (1,888,000)
                                                        ------------      ------------
Pension liability                                       $ (8,994,000)     $ (8,631,000)
                                                        ============      ============

The actuarial present value of benefits and projected benefit obligations was determined using a discount rate of 7.0% for fiscal year 1997, 7.50% for fiscal year 1996 and 7.25% for fiscal year 1995. The expected long-term rate of return on assets was 9% and the rate of compensation increase used to measure the projected benefit obligation was 6% for fiscal years 1997, 1996 and 1995. Plan assets are invested in a diverse portfolio that primarily consists of equity and debt securities as well as certain rea property and subsequent improvements with additions thereto.

12. Postretirement Benefits Other than Pensions:

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

The net periodic postretirement benefit cost included the following components:

                                     1997           1996           1995
Service cost                      $ 302,747      $ 266,489      $ 137,530
Interest cost                       900,932        917,257        901,760
Net amortization and deferral      (219,835)      (211,434)      (657,253)
                                  ---------      ---------      ---------
                                  $ 983,844      $ 972,312      $ 382,037
                                  =========      =========      =========

The amounts recognized in the company's balance sheet at December 27, 1997 and December 28, 1996 are as follows:

                                                        1997                1996
Accumulated postretirement benefit obligation:
Retirees                                           $ (8,059,164)     $ (8,525,409)
Fully eligible active employees                      (2,256,885)       (1,980,385)
Other active employees                               (2,893,545)       (2,396,635)
Unrecognized net gain                                (5,867,391)       (6,618,072)
Unrecognized prior service cost                         947,759         1,253,488
                                                   ------------      ------------
                                                   $(18,129,226)     $(18,267,013)
                                                   ============      ============

The accumulated postretirement benefit obligation was determined using a 7.0%, 7.50% and 7.25% weighted average discount rate in 1997, 1996 and 1995, respectively, and an assumed compensation increase rate of 6% was used for fiscal years ended 1997, 1996 and 1995. For 1997, the health care cost trend rates are anticipated to be 7.67% and 7.00% for indemnified health plans and HMO-type health plans, respectively, gradually declining to 5% in seven years and remaining at that level thereafter. The health care cost trend rate assumptions have a significant effect on the amounts reported. For example, a 1% increase in the health care trend rate would increase the accumulated postretirement benefit obligation by $412,000, $371,000 and $219,000 in 1997, 1996 and 1995, respectively and the net periodic cost by $52,000, $49,000 and $25,000 in 1997, 1996 and 1995, respectively.

13. Thrift Plan:

The Tasty Baking Company Thrift Plan (the Plan) permits participants to make contributions to the Plan on a pre-tax salary reduction basis in accordance with the provision of Section 401(k) of the Internal Revenue Code. The company contributes $1.00 for each $1.00 contributed by a participant up to a specified limit. Company contributions charged against income totaled $355,077 in 1997, $369,169 in 1996 and $370,124 in 1995.

Effective January 1, 1995, the company amended the Plan by adopting a Section 401(k) prototype plan sponsored by the Dreyfus Corporation. Under the Plan, as amended, the company's contributions are invested in Tasty Baking Company common stock and participants may choose from a selection of mutual fund options offered by the Dreyfus Corporation for their contributions.

The company had 188,527 shares of its common stock reserved for possible issuance under the Plan at December 27, 1997.

14. Management Stock Purchase Plan:

The Management Stock Purchase Plan provides that common shares may be sold to management employees from time to time at prices designated by the Board of Directors (not less than 50% of the fair market value at date of grant) under certain restrictions and obligations to resell to the company. During 1997 and 1996, a total of 4,919 and 11,949 shares of common stock was sold at 50% of fair market value at date of grant. The aggregate sales price of these shares was $25,775 and $55,836, respectively, for which collateral judgment notes were obtained to be paid in equal quarterly installments (not to exceed 40) with interest on the unpaid balance at 4.125% in 1997, and 4.25% and 4.125% in 1996. At December 27, 1997, a total of 931,567 common shares was authorized under the Plan, of which 231,353 shares remain available for issuance through December 31, 1997.

For accounting purposes, the difference between the fair market value of the stock at the date of grant and the purchase price, $25,872 in 1997 and $56,130 in 1996, represents compensation. The compensation is deferred and, together with the notes receivable, is shown as a deduction from shareholders' equity. The deferred compensation is amortized over a ten year period or the period the employees perform services, whichever is less. Amortization charged to income amounted to $41,526, $38,755 and $51,444, in 1997, 1996 and 1995, respectively.

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

15. Stock Option Plans:

Effective December 18, 1997, the Board of Directors approved the 1997 Long Term Incentive Plan, subject to the approval of the shareholders at their April 1998 meeting. Under the terms of the 1997 Plan, options to purchase a total of 375,000 common shares may be granted to key executives of the company. Options become exercisable in five equal installments beginning on the date of grant until fully exercisable after four years. The option price is determined by the Board and, in the case of incentive stock options, will be no less than the fair market value of the shares on the date of grant. Options lapse at the earlier of the expiration of the option term specified by the Board (not more than ten years in the case of incentive stock options) or three months following the date on which employment with the company terminates. The company also has options outstanding under the 1994 Long Term Incentive Plan, the 1991 Long Term Incentive Plan and the 1985 Stock Option Plan, the terms and conditions of which are similar to the 1997 Long Term Incentive Plan.

Transactions involving the Plans are summarized as follows:

                                                1997                          1996                          1995
                                                  Weighted-Average                Weighted-Average                Weighted-Average
                                        Shares     Exercise Price      Shares      Exercise Price    Shares        Exercise Price
Options outstanding at
  beginning of year                    508,750          $10.95        399,375         $10.77        310,625             $10.80
    Less: Forfeitures                       --              --             --             --        (30,000)             10.81
          Exercises                   (165,375)          10.93             --             --             --                 --
                                       -------          ------        -------         ------        -------             ------
                                       343,375                        399,375                       280,625
Granted                                156,500           18.31        109,375          11.60        118,750              10.70
                                       -------          ------        -------         ------        -------             ------
Outstanding at end of year             499,875          $13.26        508,750         $10.95        399,375             $10.77
                                       =======          ======        =======         ======        =======             ======
Options exercisable at year-end        229,925                        286,750                       209,500
Range of exercise prices          $10.40 to 18.31                $10.40 to 11.60               $10.40 to 11.00
Weighted-average fair value of
  options granted during the year        $3.56                          $2.02                         $1.80
Weighted-average remaining
  contractual life                     8.3 years                      6.9 years                     7.1 years

A summary of the status of options granted to the Directors by the company as of the fiscal years 1997, 1996 and 1995 is presented below:

                                                1997                          1996                          1995
                                                  Weighted-Average                Weighted-Average                Weighted-Average
                                        Shares     Exercise Price      Shares      Exercise Price    Shares        Exercise Price
Options outstanding at
  beginning of year                     96,342         $ 11.35         73,050        $ 11.00         93,096            $ 11.00
    Less: Forfeitures                       --              --             --             --        (20,046)             11.00
          Expirations                       --              --        (32,958)         11.00             --                 --
                                       -------          ------        -------         ------        -------             ------
                                        96,342                         40,092                        73,050
Granted                                     --              --         56,250          11.60             --                 --
                                       -------          ------        -------         ------        -------             ------
Outstanding at end of year              96,342         $ 11.35         96,342        $ 11.35         73,050            $ 11.00
                                       =======          ======        =======         ======        =======             ======
Options exercisable at year-end         62,592                         51,342                        73,050
Range of exercise prices          $11.00 to 11.60                $11.00 to 11.60                     $11.00
Weighted-average fair value of
  options granted during the year                                       $2.02

The company has continued to apply APB Opinion No. 25 and related interpretations in accounting for its plans and, accordingly, no compensation cost has been recognized for the stock option plans. In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" (SFAS No. 123) which permits an alternative method for recognition of cost on plans similar to those of the company. Under SFAS No. 123 pro forma disclosures are required if no compensation cost is recognized.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and certain weighted-average assumptions. The following assumptions were used for the 1997 grant: dividend yield of 4.02%, expected volatility of 23.02%, an expected life of 5 years and a risk-free interest rate of 5.75%. The following assumptions were used for the 1996 grants: dividend yield of 4.17%, expected volatility of 19.51%, an expected life of 5 years and a risk-free interest rate of 6.17% for the employee and directors grants. The following assumptions were used for the 1995 grant: dividend yield of 4.03%, expected volatility of 19.19%, an expected life of 5 years, and a risk-free interest rate of 5.71%. The calculated difference between the reported and pro forma amounts is $.02 per share for 1997 and $.01 per share for both 1996 and 1995.

16. Capitalization of Interest Costs:

The company capitalizes interest as a component of the cost of significant construction projects in accordance with Statement of Financial Accounting Standards No. 34. The following table sets forth data relative to capitalized interest:

                                   1997          1996           1995
Total interest                  $593,906       $551,709       $738,852
Less capitalized interest         57,086         31,334         63,239
                                --------       --------       --------
Interest expense                $536,820       $520,375       $675,613
                                ========       ========       ========

17. Other Income, Net:

Other income, net consists of the following:

                                        1997             1996              1995
Interest income                      $1,223,126       $1,155,599       $1,166,438
Amortized gain on sale
        of distribution routes               --               --        3,162,033
Rental income                           231,826          428,701          393,276
Other, net                              152,570          158,563          179,708
                                     ----------       ----------       ----------
                                     $1,607,522       $1,742,863       $4,901,455
                                     ==========       ==========       ==========

18. Provision for Income Taxes:

The provision for income taxes, at an effective rate of 37.7% in 1997, 38.6% in 1996, and 45.8% in 1995 (40.6% excluding the effect of change in tax rate on the net deferred tax asset), differs from the amounts derived from applying the statutory U.S. federal income tax rate of 34% to income before provision for income taxes as follows:

                                     1997              1996           1995
Statutory tax provision          $ 3,313,085      $ 3,491,999     $ 3,540,897
State income taxes, net of
  federal income tax benefit         435,311          445,234         499,748
Effect of change in tax rate
  on deferred tax asset                   --               --         550,868
Other, net                           (71,206)          28,773         183,026
                                 -----------      -----------     -----------
Provision for income taxes       $ 3,677,190      $ 3,966,006     $ 4,774,539
                                 ===========      ===========     ===========

Deferred income taxes represent the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end. Significant components of the company's deferred income tax assets (liabilities) are as follows:

                                                        1997                1996
Postretirement benefits other than pensions       $  7,366,581        $  7,368,720
Pension and employee benefit costs                   4,802,987           4,608,914
Depreciation and amortization                       (1,785,302)         (1,500,103)
Vacation pay                                           895,999             870,156
Provision for doubtful accounts                      1,035,572             966,063
Other                                                  812,738             426,621
                                                  ------------        ------------
                                                    13,128,575          12,740,371
Less current portion                                 2,068,879           2,504,715
                                                  ------------        ------------
                                                  $ 11,059,696        $ 10,235,656
                                                  ============        ============

19. Earnings per Share:

In 1997, the Financial Accounting Standards Board issued statement of Financial Accounting Standards No. 128 "Earnings per Share" (SFAS No. 128) which changes the presentation and calculation requirements of earnings per share amounts on net income. The company has restated all prior year per share amounts presented in these financial statements according to the requirements of SFAS No. 128. This restatement resulted in no material change from amounts previously reported. Two per share amounts are presented for net income, basic and diluted. Net income per common share - Basic is calculated based only on the weighted average number of common shares outstanding during the year. Net income per common share - Diluted is calculated based on the weighted average number of common shares outstanding including dilutive potential common shares outstanding during the year.

The following is a reconciliation of the basic and diluted net income per common share computations for net income:

                                              1997           1996           1995
Net income per common share - Basic:
  Net income                               $6,067,177     $6,304,579     $5,640,112
                                           ----------     ----------     ----------
  Weighted average shares outstanding       7,770,119      7,733,663      7,689,768
                                           ----------     ----------     ----------
  Basic per share amount                   $      .78     $      .82     $      .73
                                           ==========     ==========     ==========
Net inome per common share - Diluted:
  Net income                               $6,067,177     $6,304,579     $5,640,112
                                           ----------     ----------     ----------
  Weighted average shares outstanding       7,770,119      7,733,663      7,689,768
  Dilutive options                            125,803             97         11,736
                                           ----------     ----------     ----------
  Total diluted shares                      7,895,922      7,733,663      7,701,504
  Diluted per share amount                 $      .77     $      .82     $      .73
                                           ==========     ==========     ==========

In 1997, additional options to purchase 156,500 shares of common stock at a price of $18.3125 were outstanding but were not included in the computation of the diluted per share amount because the options' exercise price was greater than the average market price of common shares.

In 1996, options to purchase 605,092 shares of common stock at a range of prices from $10.40 to $11.60 were outstanding but were not included in the computation of the diluted per share amount because the options' exercise price was greater than the average market price of common shares.

In 1995, additional options to purchase 257,425 shares of common stock at a price of $11.00 were outstanding but were not included in the computation of the diluted per share amount because the options' exercise price was greater than the average market price of common shares.

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

Report of Independent Accountants

To the Shareholders and the
Board of Directors
Tasty Baking Company

We have audited the accompanying consolidated balance sheets of Tasty Baking Company and subsidiaries as of December 27, 1997 and December 28, 1996 and the related consolidated statements of operations and retained earnings, changes in capital accounts and cash flows for each of the three fiscal years in the period ended December 27, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above (page 12 and pages 18-30) present fairly, in all material respects, the consolidated financial position of Tasty Baking Company and subsidiaries as of December 27, 1997 and December 28, 1996, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 27, 1997 in conformity with generally accepted accounting principles.



/s/ COOPERS & LYBRAND L.L.P.

COOPERS & LYBRAND L.L.P.
Philadelphia, Pennsylvania
February 12, 1998

Directors and Officers


Directors
Philip J. Baur, Jr.
Retired Chairman of the Board

Carl S. Watts
Chairman, President and
Chief Executive Officer

Nelson G. Harris
Chairman of the Executive Committee

Fred C. Aldridge, Jr., Esq.
Attorney-at-law

G. Fred DiBona, Jr.
President and CEO,
Independence Blue Cross

James L. Everett, III
Retired Chairman of the Board,
Philadelphia Electric Company

John M. Pettine
Vice President and Chief Financial Officer

Judith M. von Seldeneck
Chief Executive Officer,
Diversified Search Companies


Director Emeritus
W. Thacher Longstreth
Councilman-at-Large


Committees of the Board

Audit Committee
James L. Everett, III
        Chairman

Fred C. Aldridge, Jr.
G. Fred DiBona, Jr.

Compensation Committee
Judith M. von Seldeneck
        Chairman
Nelson G. Harris
G. Fred DiBona, Jr.

Executive Committee
Nelson G. Harris
        Chairman
Fred C. Aldridge, Jr.
James L. Everett, III
Carl S. Watts


Nominating Committee
Philip J. Baur, Jr.
        Chairman
Nelson G. Harris
Carl S. Watts


Officers
Carl S. Watts
Chairman, President and
Chief Executive Officer

John M. Pettine
Vice President and Chief Financial Officer

William E. Mahoney
Vice President Human Resources

Elizabeth H. Gemmill, Esq.
Vice President and Secretary

W. Dan Nagle
Vice President Sales and Marketing

Paul M. Woite
Vice President Manufacturing

Daniel J. Decina
Controller and Treasurer

Eugene P. Malinowski
Assistant Treasurer

Thomas M. Lubiski
Assistant Controller

Edward J. Delahunty
Assistant Secretary

Colleen M. Henderson
Assistant Secretary

Transfer  Agent
American Stock Transfer
& Trust Company
40 Wall Street
46th Floor
New York, NY  10005


Stock Listing
New York Stock Exchange
Ticker symbol: TBC

Tasty Baking Company
2801 Hunting Park Avenue
Philadelphia, PA 19129
(215) 221-8500

TastyKare Department
1-800-33-TASTY

Tastykake On-Line
www.tastykake.com


All paper used in this annual report meets or exceeds EPA guidelines for paper containing recovered materials

Tasty Baking Company
2801 Hunting Park Avenue
Philadelphia, PA 19129
(215) 221-8500