Form 10-K405, Exhibit 13
period 1998-12-26
TASTY BAKING CO
filed 1999-03-25
CIK 96412

EXHIBIT 13



                      TASTY BAKING COMPANY AND SUBSIDIARIES



         The Annual Report to Shareholders for the fiscal year ended December 26, 1998 was mailed to all shareholders on March 23, 1999.

Tasty Baking Company

1998 Annual Report

Building a national brand

Contents

1
Financial Highlights

2
Letter to Shareholders

11
Financial Information

32
Directors and Officers


About Tasty

Tasty Baking Company, founded in 1914, is a leading snack cake producer and one of the largest independent baking companies in the United States. Tasty has annual sales of $230 million and distributes its products in supermarkets and convenience stores throughout the Middle Atlantic States and, increasingly, in Midwestern, Southern, Southwestern and West Coast states, as well as in Puerto Rico. Recently, Tasty's products were also introduced into the Canadian market. Tasty operates three bakeries producing sweet baked goods under the Tastykake, Dutch Mill, Aunt Sweeties, and Snak N' Fresh brands. Tasty Baking Company is listed on the New York Stock Exchange under the symbol TBC.


Tasty's 85th

1999 marks Tasty Banking Company's 85th anniversary, an occasion marked by the celebratory emblem to be used on Tasty packaging. While company anniversaries may not ordinarily be occasions that consumers note, let alone celebrate, Tasty is perhaps an exception. The celebration, in this case, is for the persistence of quality and Tasty's ability to make itself felt, however modestly, on peoples' lives. Many of our customers have grown up with Tasty products and, for many, Tasty quality and freshness have achieved almost mythic status and created enviable customer loyalty. Then too, Tasty evokes memories of a simpler time when pure ingredients like flour, eggs and fruit could be transformed into wonderful and wholesome treats. It would seem easy to do, but in fact, few do it as well as Tasty. It is what we have done for 85 years. It is what we still do. It is why more people then ever buy Tasty products. And why we believe that Tasty Baking Company's future is even more remarkable than our past.

Financial Highlights


For the Year                         1998             1997(a)
--------------------------------------------------------------
Gross Sales                      $228,453,285     $222,054,329
Net Sales                        $150,729,377     $149,291,974
Net Income                       $  5,726,885     $  6,067,177
Average Number of
  Common Shares Outstanding:
    Basic                           7,807,507        7,770,119
    Diluted                         7,952,874        7,895,922
Per Share of Common Stock:
  Net Income:
    Basic                        $        .73     $        .78
    Diluted                      $        .72     $        .77
  Cash Dividend                  $        .48     $       .456


At the Year End                      1998             1997
--------------------------------------------------------------
Total Assets                     $101,442,768     $ 94,319,378
Working Capital                  $ 15,545,986     $ 10,483,757
Current Ratio                       2.22 to 1        1.72 to 1
Shareholders' Equity:
  Amount                         $ 44,101,303     $ 41,594,843
  Per Share of Common Stock      $       5.64     $       5.34


(a) Net income and per share amounts include an after-tax charge of $1,171,170 or $.15 per share resulting from a settlement with the IRS concerning payroll taxes for the company's independent owner/operators for tax years 1990-1997 and related expenses.

To our shareholders:

1998 was a complex year for Tasty Baking Company. The Company was faced with a host of challenges in every area of the business, from manufacturing to marketing.

Here are the key financial results for 1998:

o Gross sales were up approximately 3%, to $228,453,000 compared with $222,054,000 last year. Net sales reached $150,729,000, about 1% above the $149,292,000 we reported in 1997.

o Net income for 1998 was $5,727,000 or 72(cent) a share compared with $6,067,000 or 77(cent) a share last year. Measured on an operating basis - that is, without the extraordinary charge that reduced 1997 earnings - the decrease in income for 1998 was 20(cent) per share.

o Our balance sheet remains strong, with total assets at $101,443,000 compared to $94,319,000 in 1997. Total debt rose to $15,560,000 from $9,834,000.

o    Shareholders'  equity was  $44,101,000  compared to $41,595,000 at year-end
     1997.

The Year in Review

While 1998 proved to be a difficult year for the Company, we were able to achieve a number of positive accomplishments.

Our gross sales increase of 3% for 1998 actually outpaced the snack cake category on a national basis. More importantly, we were able to increase our total units sold by 5%. These two accomplishments pushed the Company's national market share to 7.3% of the snack cake category, the highest in the Company's history.

Through our geographic expansion program during 1998, we were able to place Tastykake products into the hands of more consumers in more states than ever before. We now sell Tastykake products in 47 states, Puerto Rico and, most recently, Canada.

We continued our efforts in the development of new products and in 1998 introduced new varieties of yeast-raised baked goods, including danish pastries and bear claws. We also introduced several entirely new Tastykake products - chocolate chip and oatmeal raisin boxed cookies, and peanut butter and cream-filled Kreme Bars, a chocolate-enrobed snack cake.

In addition, we introduced Tropical Delights, an exciting new line of coconut-topped, fruit- and creme-filled vanilla cupcakes. Tropical Delights varieties include guava, papaya, pineapple and coconut.

We initiated two major productivity improvements during 1998.

First, we began a $22 million modernization program for our Hunting
Park Avenue bakery. The program, expected to take three years to complete, began with the complete renovation of our Krimpet and Junior production and packaging lines. It also included significant changes in our mixing processes. The results, some of which are pictured here, are truly impressive. With all functions fully automated, these lines will have more production capacity and increased efficiencies.

Our second area of productivity improvement involves the installation of a new state-of-the-art computer system. This new system will not only upgrade all of the Company's existing computer applications, but will also bring the Company into compliance with the issues surrounding the year 2000. One of the major benefits of the new system is greater coordination across a wide range of activities, including purchasing, scheduling, production, shipping and inventory control. In addition, the new system will eventually allow us to link directly with large customers and suppliers through an electronic data interface. We anticipate completing our computer conversion by the fourth quarter of 1999.

While we are pleased with these accomplishments, 1998 presented a number of unexpected events that adversely affected our financial results.

Our goal to bring the Oxford Bakery facility to profitability was not achieved. In fact, we lost 18(cent) per share during 1998, an increase of 7(cent) from the 11(cent) per share lost in 1997. The major issue at the Oxford facility is sales volume. During 1997, we began operating our first production line and were able to increase volume on this line in 1998. However, we were not able to generate the sales required to overcome the cost of the second production line which we brought into operation in early 1998.

While we are pleased with the results of our efforts to make Tastykake a national brand, this did not come without increased costs to the Company. Our financial results for 1998 were negatively impacted for market development and promotion support for our new accounts. We believe these investments will pay benefits in the future.

Competition in the sweet-baked goods category was extremely intense in 1998, as all the major players in this category tried to gain market share. This competitive environment required more aggressive price promotion with resulting reduced profit margins.

Finally, in August 1998, the Company made the decision to increase prices on the entire product line while continuing aggressive price promotions to support unit sales volume. These decisions also resulted in reduced profit margins.

                               [GRAPHIC OMITTED]

Outlook For 1999

While 1998 was a year of transition for the Company with all the initiatives undertaken and the challenges we faced, we remain very optimistic about 1999.

We have increased our focus and efforts on the Oxford facility and intend to achieve profitability in 1999. We will continue to work toward additional sales volume for the first production line and have re-doubled our efforts to increase production for the second line. Our fresh food service project and our large cake initiative are proceeding at an accelerated pace.

We plan to continue our geographic expansion program primarily through strategic alliances with those distributors who can handle the Tastykake product line most effectively. During 1998, we were most pleased with the relationships we were able to develop. We plan to further strengthen these relationships, while seeking appropriate new alliances.

While product line expansion through new product development will continue to receive our full attention, we intend to be more selective with the types and varieties of products we offer in order to better control our overall product offerings.

1999 will see Phase II of our bakery modernization program with the renovation to our cupcake production lines. And, as the year progresses, we should

                               [GRAPHIC OMITTED]
begin to see the positive impact of the renovations completed during 1998 through significant production cost savings.

Competition in 1999 will continue to be strong. Our challenge is to meet this competitive environment with more efficient and effective programs that convince more consumers of the high quality of the Tastykake brand. Our August 1998 price increase will gradually provide additional revenues for the Company at both the normal retail level and through promotion.

Summary
1998 was a complex year for our Company. However, many of the challenges and expenses we experienced were investments which should enhance future profitability. The positive accomplishments we made in productivity and market expansion will provide an ongoing base for additional sales and profits.

Our overall financial condition remains strong, while our Tastykake brand name continues to gain national recognition. Thus, we continue to be optimistic about 1999 and future years. We have the resources we need. We have the commitment. We intend to turn those resources and our commitment into improved earnings results for 1999.


/s/ Carl S. Watts
Carl S. Watts
Chairman of the Board
President & Chief Executive Officer

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

Pension Plan
The company's general funding policy is to contribute amounts deductible for federal income tax purposes plus such additional amounts, if any, as the company's actuarial consultants advise to be appropriate. Contributions are intended to provide for benefits attributed to service to date and for those expected to be earned in the future.

Net Income Per Common Share
Net income per common share is presented as basic and diluted earnings per share. Net income per common share Basic is based on the weighted average number of common shares outstanding during the year. Net income per common share - Diluted is based on the weighted average number of common shares and dilutive potential common shares outstanding during the year.

Management's Analysis

Results of Operations
Net income for the fiscal year ended December 26, 1998 was $5,726,885 or $.72 per share. Net income for the fiscal year ended December 27, 1997 was $6,067,177 or $.77 per share. Included in net income for 1997 is an after-tax charge of $1,171,170 or $.15 per share resulting from a settlement with the IRS concerning payroll taxes for the company's independent owner/operators for tax years 1990-1997 and related expenses. After eliminating the effect of the payroll tax settlement, the comparable 1997 results were $7,238,347 or $.92 per share. Net income reported for the fiscal year ended December 28, 1996 was $6,304,579 or $.82 per share.

Gross sales increased to $228,453,285 in 1998 from $222,054,329 in 1997 representing an increase of 2.9% resulting from an increase in volume due to geographic expansion through new distribution agreements as well as a price increase instituted during the third quarter of 1998. In 1997, gross sales increased to $222,054,329 from $212,508,870 in 1996 representing an increase of 4.5% due to price increases in effect for the entire year. In 1996, gross sales increased to $212,508,870 from $205,180,282 in 1995 representing an increase of 3.6%. In 1996, Dutch Mill Baking Company, Inc. (Dutch Mill), which was acquired on August 29, 1995, contributed gross sales of $6,017,668 compared to $1,924,856 in 1995. On a comparable basis, excluding the gross sales contributed by Dutch Mill, gross sales increased $3,235,776 or 1.6%. The increase was due to excellent market conditions in the second half of 1996 and gradual acceptance of price increases instituted by the company.

Net sales increased to $150,729,377 in 1998 from $149,291,974 in 1997 representing an increase of 1.0%. The percentage increase in net sales was lower than the percentage increase in gross sales due to heavy promotional activity to support market expansion efforts and to encourage acceptance of the price increase. In 1997, net sales increased to $149,291,974 from $146,718,391 in 1996 representing an increase of 1.8%. Relative to gross sales, this increase was lower due to the effect of an increase in promotions and discounts. In 1996, net sales increased to $146,718,391 from $141,831,073 in 1995 representing an increase of 3.4%. In 1996, Dutch Mill contributed $3,573,720 compared to $1,217,737 in 1995. On a comparable basis, excluding the net sales contributed by Dutch Mill, net sales increased $2,531,335 or 1.8%. The net sales increase for 1996 was consistent with the increase in gross sales.

Cost of sales as a percentage of gross sales was 40.8%, 40.9% and 42.8% in 1998, 1997 and 1996, respectively. The slight improvement in 1998 resulted from a decrease in ingredient costs from more in-house production at Tasty Baking Oxford, Inc. (Oxford) and the price increase instituted during the third quarter of 1998. Most of the improvements were offset by an increase in labor, packaging and utility costs. The improvement in gross margin during 1997 was due to further improvements in manufacturing efficiencies, moderating commodity costs, reduced utility costs and price increases in effect for the entire year. In 1996, the company realized an improvement in gross margin as a result of favorable price increases on selected products and improvements in plant operating efficiencies.

Selling, general and administrative expenses in 1998 increased $2,091,570 or 5.2% over 1997. The increase came primarily from an increase in selling expenses associated with the expansion into new geographic regions, an increase in payroll taxes generated from the IRS ruling classifying certain owner/operators as statutory employees and costs associated with the installation of a new computer system. Shipping costs also increased relative to the increase in sales but this increase was offset by a decrease in advertising. In 1997, selling, general and administrative expenses increased $1,576,509 or 4.1% over 1996. The principal reasons for the increase were higher advertising costs, an increase in selling expense, and the effect of Oxford. Oxford was acquired on July 1, 1996 and became operational during the second quarter of 1997. Advertising costs increased from a television advertising campaign undertaken in the first half of 1997 and selling expense increased due to costs associated with regional re-alignment and higher exhibition costs. These increases were partially offset by a decrease in administrative costs. In 1996, selling, general and administrative expenses increased $1,581,518 or 4.3% over 1995. Most of the increase can be attributed to a full year of Dutch Mill expenses versus four months in 1995. The remaining increases were selling and shipping costs associated with the higher sales. These increases were partially offset by a reduction in advertising expense.

Depreciation expense in 1998 decreased $564,520 or 7.8% due to major lines of production equipment becoming fully depreciated. Depreciation expense in 1997 remained relatively unchanged as the effect of certain production equipment that became fully depreciated in 1996 was offset by additional depreciation expense on new equipment at the Oxford facility. Depreciation expense in 1996, excluding the effect of Dutch Mill, remained relatively unchanged.

Other income, net remained relatively unchanged for 1998 versus 1997. In 1997, other income, net decreased compared to 1996 by $135,341 as a result of a decrease in rental income that was partially offset by an increase in interest income. Other income, net decreased in 1996 compared to 1995 by $3,158,592 which is attributed to the completion of the amortization of the gain on sale of company routes in 1995.

Interest expense in 1998 increased compared to 1997 as a result of higher average borrowing levels. The average interest rate remained relatively unchanged versus 1997. Interest expense in 1997 increased compared to 1996 as a result of higher average borrowing levels and higher average interest rates. Interest expense in 1996 decreased compared to 1995 as a result of lower average borrowing levels and lower average interest rates.

The effective tax rates were 34.1%, 37.7% and 38.6% in 1998, 1997 and 1996, respectively, which compare to a federal statutory rate of 34%. The slight difference between the effective rate and the statutory rate in 1998 was the result of state income taxes offset by tax benefits arising from passive income and certain permanent differences. In 1997, the principal reason for the difference between the effective rate and statutory rate was the effect of state income taxes partially offset by benefits related to certain permanent differences. The principal reason for the difference between the effective rate and statutory rate for 1996 was the effect of state income taxes.

During 1998 the company adopted SFAS No. 130 "Reporting Comprehensive Income", SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information", SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits" and SOP 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SFAS Nos. 130 and 131 did not have any impact on the company's consolidated results of operations, financial position, cash flows or disclosure. SFAS No. 132 amends only the disclosures for pensions and postretirement benefits. The company still measures these costs according to SFAS No. 87 and SFAS No. 106. The related disclosures have been amended in Notes 9 and 10. Under SOP 98-1, the company is capitalizing the allowable costs associated with the installation of a new computer system.

Year 2000 disclosure
The company has been engaged in an ongoing process to determine the effect that the change to the year 2000 (Y2K) will have on operations. The company has completed an assessment of its internal hardware and software information technology systems and has determined that the systems will be Y2K compliant. During 1998, all new, Y2K compliant, hardware was installed. New business system software is currently being installed, the implementation of which will be completed during the third quarter of 1999. The software supplier has warranted that this system is Y2K compliant, which will be verified when the system is in place. The decisions to replace these systems were primarily based on the ongoing and expected future company and industry requirements and the inability of the current applications to meet these expectations. The company has not accelerated the plans to replace these systems because of the Y2K issue. The company utilizes an automated hand-held sales order system which is, however, not currently Y2K compliant. The company is planning to correct this Y2K problem. The vendor offers a "patch" for this purpose, the cost of which is immaterial and would be expensed when incurred. Alternatively, if the company should decide to upgrade this entire system, given its age, this would be accomplished prior to the year 2000.

A committee has been formed that completed an inventory of all manufacturing systems to determine Y2K compliance. The cost to update certain systems in order to avoid any Y2K complications is immaterial and updates have been scheduled for 1999.

During the first quarter of 1999, a questionnaire will be sent to all major vendors and customers, that have not already been confirmed, to determine their level of Y2K compliance. The company plans to have an evaluation of major vendors and customers by mid 1999. Some uncertainties may exist regarding the responses from these vendors and customers and there may be a certain amount of risk associated with these uncertainties. In any event, the company will make alternative plans as necessary.

To date, the company has not incurred any significant costs related to the assessment of, and preliminary efforts in connection with, its Y2K issues. Based on the evaluations to date, the company does not anticipate any significant complications related to Y2K or any significant costs to avoid those complications. The company feels that any Y2K problems will be identified and resolved in a timely manner.

Financial Condition
Historically, the company's ability to generate sufficient amounts of cash has primarily come from operations. Bank borrowings, under various lines of credit arrangements, are used to supplement cash flow from operations during periods of cyclical shortages.

Net cash from operating activities in 1998 decreased by $4,134,570 to $8,433,081 from the 1997 amount of $12,567,651. The decrease is primarily the result of payment of the IRS settlement accrued for in 1997 and an unfavorable change in accounts receivable and inventories as well as a decrease in net income. These changes were partially offset by favorable changes in accrued income taxes and accrued payroll relative to 1997. Net cash from operating activities was used to fund dividend payments of $3,748,758 and part of the capital expenditures.

Capital expenditures totaled $11,328,167 in 1998. These expenditures were made primarily to upgrade the bakery's production equipment, and for the new computer system. Bank borrowings funded the balance of the capital expenditures not funded by operating cash.

Net cash from operating activities in 1997 decreased by $3,268,120 to $12,567,651 from the 1996 amount of $15,835,771. This decrease was primarily due to an unfavorable change in accrued income taxes due to the payment of the 1996 balance and an increase in estimated payments during 1997. There were also unfavorable changes in receivables and inventories partially offset by favorable changes in accrued pensions, accounts payable and other current liabilities, which included the amount accrued for the IRS settlement. Net cash from operating activities was used to fund dividend payments of $3,544,121 and most of the capital expenditures.

Capital expenditures totaled $10,528,359 in 1997 of which approximately $5,900,000 can be attributed to the new Oxford facility. The remaining capital expenditures continued the upgrade of the bakery's production equipment and began the upgrade of the computer system for the company and its subsidiaries. The balance of the capital expenditures, not funded by operating cash and the excess of new loans granted to owner/operators not funded by the proceeds from existing loans, came from bank borrowings.

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

The company anticipates that cash flow from operating activities will improve in 1999, and with the continued availability of bank lines of credit, the Revolving Credit Agreement and other long-term financing, sufficient cash will be available for planned capital expenditures and other operating and financial requirements.

Quarterly Summary (Unaudited)

Summarized quarterly financial data (in thousands of dollars except for per share amounts) for 1998 and 1997 is as follows:

                                    First    Second    Third   Fourth     Year
--------------------------------------------------------------------------------
1998
---------------------------------
Gross sales                        $57,161   $56,933  $57,265  $57,094  $228,453
Net sales                           38,320    38,361   36,824   37,224   150,729

Gross profit (after depreciation)   12,744    12,465   12,377   13,255    50,841
Net income                           1,641     1,014    1,333    1,739     5,727
Per share of common stock:
  Net income:
    Basic                              .21       .13      .17      .22       .73
    Diluted                            .21       .13      .17      .22       .72
  Cash dividends                       .12       .12      .12      .12       .48
Market prices:
  High                               22.38     22.25    17.31    17.13     22.38
  Low                                16.88     15.19    14.31    14.25     14.25


1997 (a)
---------------------------------
Gross sales                        $55,633   $57,652  $53,652  $55,117  $222,054
Net sales                           37,455    38,974   36,045   36,818   149,292
Gross profit (after depreciation)   12,587    13,503   11,719   13,513    51,322
Net income                           1,614     2,107    1,196    1,150     6,067
Per share of common stock:
  Net income:
    Basic                              .21       .27      .15      .15       .78
    Diluted                            .21       .27      .15      .14       .77
  Cash dividends                      .112      .112     .112      .12      .456
Market prices:
  High                               14.40     14.30    17.35    20.13     20.13
  Low                                10.40     12.60    13.90    16.95     10.40

Each quarter consists of thirteen weeks. The market prices of the company's stock reflect the high and low price by quarter as traded on the New York Stock Exchange. The approximate number of holders of record of the company's common stock (par value $.50 per share) as of February 12, 1999 was 3,500.

(a) Includes an after-tax charge to net income in the fourth quarter in the amount of $1,171,170 or $.15 per share resulting from a settlement with the IRS concerning payroll taxes for the company's independent owner/operators for tax years 1990-1997 and related expenses.

Five Year Selected Financial Data

All amounts presented are in thousands except for per share amounts.

                                           1998        1997(a)       1996       1995(b)(c)  1994(b)(d)
Operating Results
  Gross Sales                            $228,453     $222,054     $212,509     $205,180     $202,704
  Net Sales                              $150,729     $149,292     $146,718     $141,831     $142,055
  Income from Continuing Operations      $  5,727     $  6,067     $  6,305     $  5,640     $  5,801

Per Share Amounts
  Income from Continuing Operations:
    Basic                                $    .73     $    .78     $    .82     $    .73     $    .76
    Diluted                              $    .72     $    .77     $    .82     $    .73     $    .76
  Cash Dividends                         $    .48     $   .456     $   .448     $   .448     $   .424
  Shareholders' Equity                   $   5.64     $   5.34     $   5.02     $   4.65     $   4.30

Financial Position
  Working Capital                        $ 15,546     $ 10,484     $ 10,160     $ 13,944     $ 12,340
  Total Assets                           $101,443     $ 94,319     $ 87,428     $ 85,303     $ 87,136
  Long-term Obligations                  $ 13,761     $  8,360     $  6,434     $  6,230     $  7,516
  Shareholders' Equity                   $ 44,101     $ 41,595     $ 38,907     $ 35,938     $ 32,951
  Shares of Common Stock Outstanding        7,822        7,791        7,742        7,731        7,670

Statistical Information
  Capital Expenditures, Net              $ 10,155     $ 10,439     $ 12,479     $  3,685     $  3,705
  Depreciation                           $  6,650     $  7,215     $  7,268     $  7,463     $  7,327
  Average Common Shares Outstanding:
    Basic                                   7,808        7,770        7,734        7,690        7,671
    Diluted                                 7,953        7,896        7,734        7,701        7,675

(a) Net income and per share amounts include an after-tax charge of $1,171,170 or $.15 per share resulting from a settlement with the IRS concerning payroll taxes for the company's independent owner/operators for tax years 1990-1997 and related expenses.

(b) Amortization of the gain on sale of company routes resulted in increased income from continuing operations of $1,752,000 or $.22 per share in 1995 and $898,000 or $.12 per share in 1994.

(c) Income from continuing operations and per share amounts include after-tax charges of $550,000 or $.07 per share for severance costs and $551,000 or $.07 per share resulting from a remeasuring of the company's deferred tax assets and liabilities.

(d) Income from continuing operations and per share amounts include an after-tax charge in the amount of $719,000 or $.09 per share for a restructuring program.

Consolidated Financial Statements
Tasty Baking Company and Subsidiaries

Consolidated Statements of Operations and Retained Earnings

                                                    52 Weeks Ended     52 Weeks Ended      52 Weeks Ended
                                                     Dec. 26, 1998      Dec. 27, 1997      Dec. 28, 1996
---------------------------------------------------------------------------------------------------------
Operations
------------------------------------------
Gross Sales                                          $ 228,453,285      $ 222,054,329      $ 212,508,870
Less discounts and allowances                          (77,723,908)       (72,762,355)       (65,790,479)
                                                     ---------------------------------------------------
Net sales                                              150,729,377        149,291,974        146,718,391
                                                     ---------------------------------------------------

Costs and expenses:
------------------------------------------
Cost of sales                                           93,237,881         90,754,876         90,955,370
Depreciation                                             6,650,477          7,214,997          7,267,639
Selling, general and administrative                     42,290,219         40,198,649         38,622,140
Payroll tax settlement charge                                   --          1,950,000                 --
Interest expense                                           745,281            536,820            520,375
Provision for doubtful accounts                            716,000            499,787            825,145
Other income, net                                       (1,606,820)        (1,607,522)        (1,742,863)
                                                     ---------------------------------------------------
                                                       142,033,038        139,547,607        136,447,806
                                                     ---------------------------------------------------
Income before provision for income taxes                 8,696,339          9,744,367         10,270,585
                                                     ---------------------------------------------------


Provision for income taxes:
------------------------------------------
Federal                                                  2,227,978          3,183,866          3,528,932
State                                                      240,365            881,528            784,352
Deferred                                                   501,111           (388,204)          (347,278)
                                                     ---------------------------------------------------
                                                         2,969,454          3,677,190          3,966,006
                                                     ---------------------------------------------------
Net income                                               5,726,885          6,067,177          6,304,579
------------------------------------------
Retained Earnings
------------------------------------------
Balance, beginning of year                              24,788,276         22,265,220         19,425,849
Cash dividends paid on common shares
($.48 per share in 1998, $.456 per share in 1997
         and $.448 per share in 1996)                   (3,748,758)        (3,544,121)        (3,465,208)
                                                     ---------------------------------------------------
Balance, end of year                                 $  26,766,403      $  24,788,276      $  22,265,220
                                                     ===================================================
Net income per common share - Basic                  $         .73      $         .78      $         .82
                                                     ===================================================
Net income per common share - Diluted                $         .72      $         .77      $         .82
                                                     ===================================================

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

Consolidated Statements of Cash Flows

                                                                   52 Weeks Ended    52 Weeks Ended    52 Weeks Ended
                                                                    Dec. 26, 1998     Dec. 27, 1997     Dec. 28, 1996
---------------------------------------------------------------------------------------------------------------------
Cash flows from (used for) operating activities
-----------------------------------------------------------
Net income                                                          $  5,726,885      $  6,067,177      $  6,304,579
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation                                                         6,650,477         7,214,997         7,267,639
  Provision for doubtful accounts                                        716,000           499,787           825,145
  Deferred taxes                                                         501,111          (388,204)         (346,213)
  Other                                                                1,227,116           864,332           754,438

Changes in assets and liabilities:
  Decrease (increase) in receivables                                  (3,269,165)       (2,198,607)          843,167
  Decrease (increase) in inventories                                    (971,719)         (440,690)          407,770
  Decrease (increase) in prepayments and other                           (94,620)           48,591           454,398
  Increase (decrease) in accrued payroll, accrued income taxes,
    accounts payable and other current liabilities                    (2,053,004)          900,268          (675,152)
                                                                    ------------------------------------------------
  Net cash from operating activities                                   8,433,081        12,567,651        15,835,771
                                                                    ------------------------------------------------

Cash flows from (used for) investing activities
-----------------------------------------------------------
Proceeds from owner/operators' loan repayments                         3,229,272         3,368,285         3,804,198
Purchase of property, plant and equipment                            (11,328,167)      (10,528,359)      (12,534,926)
Loans to owner/operators                                              (2,853,097)       (4,320,365)       (3,030,481)
Other                                                                     43,589            55,947           114,483
                                                                    ------------------------------------------------
  Net cash used for investing activities                             (10,908,403)      (11,424,492)      (11,646,726)
                                                                    ------------------------------------------------
Cash flows from (used for) financing activities
-----------------------------------------------------------
Dividends paid                                                        (3,748,758)       (3,544,121)       (3,465,208)
Payment of long-term debt                                             (1,573,316)       (1,645,685)       (6,875,575)
Net increase (decrease) in short-term debt                               300,000           900,000          (700,000)
Additional long-term debt                                              7,000,000         3,500,000         7,000,000
Other                                                                    122,150           161,398                --
                                                                    ------------------------------------------------
  Net cash from (used for) financing activities                        2,100,076          (628,408)       (4,040,783)
                                                                    ------------------------------------------------
  Net increase (decrease) in cash                                       (375,246)          514,751           148,262
Cash, beginning of year                                                  748,117           233,366            85,104
                                                                    ------------------------------------------------
Cash, end of year                                                   $    372,871      $    748,117      $    233,366
                                                                    ================================================
Supplemental cash flow information

Cash paid during the year for:
-----------------------------------------------------------
Interest                                                            $    866,619      $    591,090      $    600,135
                                                                    ================================================
Income taxes                                                        $  2,067,760      $  5,947,420      $  2,421,142
                                                                    ================================================

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

Consolidated Balance Sheets

                                                                           Dec. 26, 1998     Dec. 27, 1997*
-----------------------------------------------------------------------------------------------------------
Assets
---------------------------------------------------
Current Assets:
---------------------------------------------------
Cash                                                                       $    372,871     $    748,117
Receivables, less allowance of $2,849,538 and $2,548,552, respectively       21,214,576       18,661,411
Inventories                                                                   4,267,921        3,296,202
Deferred income taxes                                                         2,159,456        2,068,879
Prepayments and other                                                           267,328          172,708
                                                                           -----------------------------
Total current assets                                                         28,282,152       24,947,317
                                                                           -----------------------------

Property, plant and equipment:
---------------------------------------------------
Land                                                                          1,097,987        1,097,987
Buildings and improvements                                                   30,122,338       28,012,450
Machinery and equipment                                                     128,198,745      120,153,194
                                                                           -----------------------------
                                                                            159,419,070      149,263,631
Less accumulated depreciation and amortization                              110,998,936      105,501,230
                                                                           -----------------------------
                                                                             48,420,134       43,762,401
                                                                           -----------------------------
Other assets:
---------------------------------------------------
Long-term receivables                                                        10,851,320       11,233,128
Deferred income taxes                                                        10,452,681       11,059,696
Spare parts inventory                                                         2,665,399        2,425,837
Miscellaneous                                                                   771,082          890,999
                                                                           -----------------------------
                                                                             24,740,482       25,609,660
                                                                           -----------------------------
                                                                           $101,442,768     $ 94,319,378
                                                                           =============================

*Reclassified for comparative purposes

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

                                                                                Dec. 26, 1998    Dec. 27, 1997
--------------------------------------------------------------------------------------------------------------
Liabilities
--------------------------------------------
Current Liabilities:
--------------------------------------------
Current portion of long-term debt                                               $    273,053     $     29,354
Current obligations under capital leases                                             325,873          543,962
Notes payable, banks                                                               1,200,000          900,000
Accounts payable                                                                   4,204,211        4,345,944
Accrued payroll and employee benefits                                              6,687,408        6,817,319
Other                                                                                 45,621        1,826,981
                                                                                -----------------------------
  Total current liabilities                                                       12,736,166       14,463,560
                                                                                -----------------------------
Long-term debt, less current portion                                              13,500,000        7,773,053
                                                                                -----------------------------
Long-term obligations under capital leases, less current portion                     261,283          587,156
                                                                                -----------------------------
Accrued pensions and other liabilities                                            12,683,231       11,771,540
                                                                                -----------------------------
Post-retirement benefits other than pensions                                      18,160,785       18,129,226
                                                                                -----------------------------

Shareholders' Equity
--------------------------------------------
Common stock, par value $.50 per share, and entitled to one vote per share:
  Authorized 15,000,000 shares, issued 9,116,483 shares                            4,558,243        4,558,243
Capital in excess of par value of stock                                           29,762,210       29,337,938
Retained earnings                                                                 26,766,403       24,788,276
                                                                                -----------------------------
                                                                                  61,086,856       58,684,457
Less:
--------------------------------------------
Treasury stock, at cost:
  1,294,026 shares and 1,325,721 shares, respectively                             16,372,219       16,738,364
Management Stock Purchase Plan receivables and deferrals                             613,334          351,250
                                                                                -----------------------------
                                                                                  44,101,303       41,594,843
                                                                                -----------------------------
                                                                                $101,442,768     $ 94,319,378
                                                                                =============================

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

Consolidated Statements of Changes in Capital Accounts

                                           Dec. 26, 1998                 Dec. 27, 1997                 Dec. 28, 1996
--------------------------------------------------------------------------------------------------------------------
                                   Shares         Amount         Shares         Amount         Shares         Amount
--------------------------------------------------------------------------------------------------------------------
Common Stock:
Balance, beginning of year      9,116,483     $4,558,243      9,111,358     $4,555,680      9,111,358     $4,555,680
Issuances:
  Stock Option Plan                    --             --          5,125          2,563             --             --
                                ------------------------------------------------------------------------------------
Balance, end of year            9,116,483     $4,558,243      9,116,483     $4,558,243      9,111,358     $4,555,680
                                ====================================================================================

Capital in Excess of
  Par Value of Stock:
Balance, beginning of year                   $29,337,938                   $28,831,377                   $28,751,194
Issuances:
  Management Stock
    Purchase Plan                                116,975                        20,988                        68,251
  Stock Option Plan                                5,031                       466,192                            --
Tax benefits related to
  Management Stock
  Purchase Plan and
  Stock Option Plan                              302,266                        19,381                        11,932
                                ------------------------------------------------------------------------------------
Balance, end of year                         $29,762,210                   $29,337,938                   $28,831,377
                                ------------------------------------------------------------------------------------
Treasury Stock:
Balance, beginning of year      1,325,721    $16,738,364      1,369,317    $16,329,055      1,380,297    $16,364,757
Management Stock
  Purchase Plan:
    Reissued                      (23,815)      (288,607)        (4,919)       (30,658)       (11,949)       (43,716)
    Reacquired                      3,245         39,580          1,847         14,743            969          8,014
Shares   reacquired (reissued)
 in connection with:
    Stock Option Plan             (11,125)      (117,118)       (41,608)       405,441             --             --
    5 for 4 Stock split in
     1997 - fractional shares          --             --          1,084         19,783             --             --
                                ------------------------------------------------------------------------------------
Balance, end of year            1,294,026    $16,372,219      1,325,721    $16,738,364      1,369,317    $16,329,055
                                ====================================================================================
Management Stock Purchase
  Plan Receivables and Deferrals:
Balance, beginning of year                      $351,250                      $416,368                      $429,813
Common stock issued                              405,581                        51,647                       111,966
Common stock repurchased                         (43,370)                      (16,489)                      (10,608)
Note payments and
  amortization of
  deferred compensation                         (100,127)                     (100,276)                     (114,803)
                                ------------------------------------------------------------------------------------
Balance, end of year                            $613,334                      $351,250                      $416,368
                                ====================================================================================

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Manufacturing Facility:
On July 1, 1996, the company, through a wholly-owned subsidiary, Tasty Baking Oxford, Inc., completed the purchase for $4,000,000 of a 160,000 square foot manufacturing facility in Oxford, Chester County, Pennsylvania. This facility is currently enabling the company to manufacture products that were made by other suppliers, improve operating margins on those products and expand new product offerings. The first manufacturing line at the facility began making products in the first quarter of 1997. A second manufacturing line was completed in the fourth quarter of 1997 and products were available for sale in the first quarter of 1998.

2. Payroll Tax Settlement Charge:
During the fourth quarter of 1997, the company incurred a pre-tax charge of $1,950,000 which represents a settlement with the IRS concerning payroll taxes for the company's independent owner/operators for tax years 1990-1997 and related expenses. Unpaid amounts relating to this charge were included in other current liabilities in the 1997 balance sheet. The after-tax effect of this charge resulted in a reduction of net income of $1,171,170 or $.15 per share. All amounts relative to this charge were paid in 1998.

3. Inventories:
Inventories are classified and valued as follows:

                                             Dec. 26, 1998    Dec. 27, 1997
---------------------------------------------------------------------------
Classification:
         Finished goods                      $1,330,016          $  775,417
         Work in progress                       530,863             580,362
         Raw materials and supplies           2,407,042           1,940,423
                                             ------------------------------
                                             $4,267,921          $3,296,202
                                             ==============================
Valued at lower of cost or market:
         First-in, first-out (FIFO)          $3,271,884          $2,561,739
         Last-in, first-out (LIFO)              996,037             734,463
                                             ------------------------------
                                             $4,267,921          $3,296,202
                                             ==============================

For the inventories stated on the LIFO basis, the current replacement cost exceeds LIFO value by approximately $439,000 at December 26, 1998 and $435,000 at December 27, 1997.

4. Long-Term Receivables and Distribution Routes:
The majority of the company's sales distribution routes are owned by independent owner/operators who purchase the exclusive right to sell and distribute Tastykake products in defined geographical territories. The company maintains a wholly-owned subsidiary to assist in financing route purchase activities if requested by new owner/operators. At December 26, 1998 and December 27, 1997, notes receivable of $12,669,000 and $12,870,000, respectively, are included in current and long-term receivables in the accompanying consolidated balance sheets.

5. Notes Payable, Banks:
The company has credit arrangements with various banks under which it may borrow up to $31,000,000 primarily at or below the prime rate of interest. Of the $31,000,000, $11,000,000 is designated for short-term borrowings, while $20,000,000 is for use under a Revolving Credit Agreement (see Note 6). The company has agreed informally with the banks to provide compensating balances, or fees in lieu thereof; however, withdrawal of funds is not restricted. Notes payable of $1,200,000 were outstanding at December 26, 1998 at an interest rate of 5.15%.

Notes payable of $900,000 were outstanding at December 27, 1997 at an interest rate of 5.84%. The average outstanding borrowing during 1998 was $1,987,000 ($1,637,000 in 1997) and the average interest rate was 5.85% (5.89% in 1997), calculated on the basis of the average daily balance. The maximum short-term borrowings by the company at any period end during 1998 aggregated $2,700,000 ($2,750,000 in 1997).

6. Long-Term Debt:

Long-term debt consists of the following:
                                                                                 Dec. 26, 1998         Dec. 27, 1997
--------------------------------------------------------------------------------------------------------------------
Revolving Credit Agreement, with interest at or below
   the prime rate (6.1% average rate at December 26, 1998)                         $13,500,000          $ 7,500,000
Term Loan with interest at 8%, $4,374 principal and interest payments due monthly beginning September 18, 1995 with a final payment of $253,834
   due August 18, 1999                                                                 273,053              302,407
                                                                                  ---------------------------------
                                                                                    13,773,053            7,802,407
Less current portion                                                                   273,053               29,354
                                                                                  ---------------------------------
                                                                                   $13,500,000          $ 7,773,053
                                                                                  =================================

Effective September 28, 1989, the company entered into a Revolving Credit Agreement (Agreement) which currently permits borrowings up to $20,000,000. Borrowings under the Agreement bear interest at an annual rate equal to the prime rate, a CD rate, a LIBOR rate or a money market rate at the company's option. Under the Agreement, the company may borrow up to $20,000,000 until September 28, 2000. However, the Agreement contains provisions which effectively allow the revolving credit period and maturity to be extended indefinitely upon approval of the banks. The Agreement contains restrictive covenants which include provisions for maintenance of minimum current ratio and tangible net worth, and restrictions on total liabilities, guarantees, loans, investments and subsidiary debt.

The following schedule of future long-term debt principal payments as of December 26, 1998 is based on the stated maturity dates of the various long-term borrowings and does not reflect future extensions or refinancings.

                                            1999         $   273,053
                                            2000          13,500,000
                                                         -----------
                        Total principal payments         $13,773,053
                                                         ===========

7. Obligations Under Capital Leases:

Obligations under capital leases consist of the following:

                                                                                        Dec. 26, 1998       Dec. 27, 1997
Capital lease obligation, with interest at 11%, payable in monthly installments
  of $43,833 through June 1999                                                           $  254,771          $  724,351
Industrial development mortgages, with interest at 4% and 8 1/2%, payable in monthly installments of $17,142 through March 1998 and $8,052 thereafter through February 2003. The 4% Industrial development mortgage was paid
  off during 1998                                                                           332,385             406,767
                                                                                         ------------------------------
                                                                                            587,156           1,131,118
Less current portion                                                                        325,873             543,962
                                                                                         ------------------------------
                                                                                         $  261,283          $  587,156
                                                                                         ==============================

8. Commitments and Contingencies:

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

Property, plant and equipment relating to capital leases was $5,801,000 at December 26, 1998 and December 27, 1997 with accumulated amortization of $4,956,000 and $4,689,000, respectively. Depreciation and amortization of assets recorded under capital leases was $267,000 in 1998 and 1997 and $247,000 in 1996.

The following is a schedule of future minimum lease payments as of December 26, 1998:

                                                                   Noncancelable
                                                 Capital Leases   Operating Leases
-------------------------------------------------------------------------------
1999                                                 $ 359,627     $ 1,138,421
2000                                                    96,627         953,823
2001                                                    96,627         561,729
2002                                                    96,627         223,086
2003                                                     8,053         114,143
Later years                                                 --              --
                                                     -------------------------
Total minimum lease payments                         $ 657,561     $ 2,991,202
                                                                   -----------
Less interest portion of payments                       70,405
                                                     ---------
Present value of future minimum lease payments       $ 587,156
                                                     =========

Rental expense was approximately $1,826,000 in 1998, $1,396,000 in 1997 and $1,222,000 in 1996.

In connection with a workers compensation insurance policy, the company has obtained a Standby Letter of Credit in the amount of $1,600,000 which is required by the insurance company in order to guarantee future payment of premiums.

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

9. Pension Costs:

The company participates in a funded noncontributory pension plan providing retirement benefits for substantially all employees. Benefits under this plan generally are based on the employees' years of service and compensation during the years preceding retirement. Net pension gains and losses in excess of 10% of the greater of the projected benefit obligation or the market value of the plan assets ("the corridor") are recognized in income in the year of occurrence. In accordance with Statement of Financial Accounting Standards No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits" the company has adopted the following disclosure format:

The components of pension cost are summarized as follows:

                                                       1998             1997             1996
-----------------------------------------------------------------------------------------------
Service cost-benefits earned during the year      $ 1,439,000      $ 1,292,000      $ 1,315,000
Interest cost on projected benefit obligation       4,913,000        4,910,000        4,811,000
Expected return on plan assets                     (5,946,000)      (5,469,000)      (5,147,000)
Prior service cost amortization                       (30,000)         (30,000)         (30,000)
Transition amount amortization                       (339,000)        (339,000)        (339,000)
                                                 ----------------------------------------------
Net amount charged to income                      $    37,000      $   364,000      $   610,000
                                                 ==============================================

The following table sets forth the change in projected benefit obligation, change in plan assets, funded status of the pension plan and the net liability recognized in the company's balance sheet at December 26, 1998 and December 27, 1997:

                                                                1998               1997
-----------------------------------------------------------------------------------------
Change in Projected Benefit Obligation
-------------------------------------------------
Projected benefit obligation, beginning of year            $ 72,376,000      $ 66,275,000
Service cost                                                  1,439,000         1,292,000
Interest cost                                                 4,913,000         4,910,000
Actuarial loss                                                  785,000         4,283,000
Benefits paid                                                (4,374,000)       (4,384,000)
                                                           ------------------------------
Projected benefit obligation, end of year                  $ 75,139,000      $ 72,376,000
                                                           ==============================

Change in Plan Assets
-------------------------------------------------
Fair value of plan  assets, beginning  of year             $ 67,806,000      $ 62,866,000
Actual return on plan assets                                  6,457,000         9,324,000
Benefits paid                                                (4,374,000)       (4,384,000)
                                                           ------------------------------
Fair value of plan assets, end of year                     $ 69,889,000      $ 67,806,000
                                                           ==============================

Net Liability Recognized in Balance Sheet
-------------------------------------------------
Funded status of plan, end of year                         $ (5,250,000)     $ (4,570,000)
Unrecognized actuarial loss                                  (2,631,000)       (2,905,000)
Unrecognized prior service cost                                (134,000)         (164,000)
Unrecognized  net transition  obligation                     (1,016,000)       (1,355,000)
                                                           ------------------------------
Net liability recognized in balance sheet, end of year     $ (9,031,000)     $ (8,994,000)
                                                           ==============================

The actuarial present value of benefits and projected benefit obligations was determined using a discount rate of 6.75% for fiscal year 1998, 7.0% for fiscal year 1997 and 7.5% for fiscal year 1996. The expected long-term rate of return on assets was 9% and the rate of compensation increase used to measure the projected benefit obligation was 6% for fiscal years 1998, 1997 and 1996. Plan assets are invested in a diverse portfolio that primarily consists of equity and debt securities as well as certain real property with subsequent improvements and additions thereto.

10. Postretirement Benefits Other than Pensions:

In addition to providing pension benefits, the company also provides certain unfunded health care and life insurance programs for substantially all retired employees. These benefits are provided through contracts with insurance companies and health service providers. Effective January 1, 1996, the company amended its plan to provide health care benefits to retired employees' spouses. As a result, the unrecognized prior service cost amounted to $1,559,217 which is being amortized over a five year period using the straight line method. In accordance with Statement of Financial Accounting Standards No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits" the company has adopted the following disclosure format:

The net periodic postretirement benefit cost included the following components:

                                       1998             1997              1996
--------------------------------------------------------------------------------
Service cost                      $   321,000      $   303,000      $   266,000
Interest cost                         924,000          901,000          917,000
Net amortization and deferral         (58,000)        (220,000)        (211,000)
                                  ----------------------------------------------
Net amount charged to income      $ 1,187,000      $   984,000      $   972,000
                                  ==============================================

The following table sets forth the change in projected benefit obligation, funded status of the postretirement benefit plan and the net liability recognized in the company's balance sheet at December 26, 1998 and December 27, 1997:

                                                                1998              1997
-----------------------------------------------------------------------------------------
Change in Projected Benefit Obligation
--------------------------------------------------
Projected benefit obligation, beginning of year            $ 13,210,000      $ 12,903,000
Service cost                                                    321,000           303,000
Interest cost                                                   924,000           901,000
Actuarial loss                                                  881,000           225,000
Benefits paid                                                (1,156,000)       (1,122,000)
                                                           -------------------------------
Projected  benefit  obligation,  end  of  year             $ 14,180,000      $ 13,210,000
                                                           ===============================

Net Liability Recognized in Balance Sheet
--------------------------------------------------
Funded status of plan, end of year                         $(14,180,000)     $(13,210,000)
Unrecognized  net  gain                                      (4,623,000)       (5,867,000)
Unrecognized  prior  service cost                               642,000           948,000
                                                           -------------------------------
Net liability recognized in balance sheet, end of year     $(18,161,000)     $(18,129,000)
                                                           ===============================

The accumulated postretirement benefit obligation was determined using a weighted average discount rate of 6.75% in 1998, 7.00% in 1997 and 7.50% in 1996, and an assumed compensation increase rate of 6% was used for fiscal years ended 1998, 1997 and 1996. For 1998, the health care cost trend rates are anticipated to be 7.23% and 6.67% for indemnified health plans and HMO-type health plans, respectively, gradually declining to 5% in six years and remaining at that level thereafter. The health care cost trend rate assumptions have a significant effect on the amounts reported. For example, a 1% increase in the health care trend rate would increase the accumulated postretirement benefit obligation by $410,000, $412,000 and $371,000 in 1998, 1997 and 1996,
respectively and the net periodic cost by $53,000, $52,000 and $49,000 in 1998, 1997 and 1996, respectively. A 1% decrease in the healthcare trend rate would decrease the accumulated postretirement benefit obligation by $373,000 and the net periodic cost by $47,000 in 1998.

11. Thrift Plan:
The Tasty Baking Company Thrift Plan (the Plan) permits participants to make contributions to the Plan on a pre-tax salary reduction basis in accordance with the provision of Section 401(k) of the Internal Revenue Code. The company contributes $1.00 for each $1.00 contributed by a participant up to a specified limit. Company contributions charged against income totaled $356,525 in 1998, $355,077 in 1997 and $369,169 in 1996.

The Plan is administered under a Section 401(k) prototype plan sponsored by the Dreyfus Corporation. Under the Plan, the company's contributions are invested in Tasty Baking Company common stock, and participants may choose from a selection of mutual fund options offered by the Dreyfus Corporation for their contributions.

The company had 188,527 shares of its common stock reserved for possible issuance under the Plan at December 26, 1998.

12. Management Stock Purchase Plan:
The Management Stock Purchase Plan provides that common shares may be sold to management employees from time to time at prices designated by the Board of Directors (not less than 50% of the fair market value at date of grant) under certain restrictions and obligations to resell to the company. During 1998 and 1997, a total of 23,815 and 4,919 shares of common stock was sold at 50% of fair market value at date of grant. The aggregate sales price of these shares was $203,013 and $25,775, respectively, for which collateral judgment notes were obtained to be paid in equal quarterly installments (not to exceed 40) with interest on the unpaid balance at 4.25% in 1998, and 4.125% in 1997. At December 26, 1998, a total of 931,567 common shares was authorized under the Plan, of which 210,783 shares remain available for issuance.

For accounting purposes, the difference between the fair market value of the stock at the date of grant and the purchase price, $202,567 in 1998 and $25,872 in 1997, represents compensation. The compensation is deferred and, together with the notes receivable, is shown as a deduction from shareholders' equity. The deferred compensation is amortized over a ten year period or the period the employees perform services, whichever is less. Amortization charged to income amounted to $45,919, $41,526 and $38,755, in 1998, 1997 and 1996, respectively.

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

13. Stock Option Plans:
Under the terms of the 1997 Long Term Incentive Plan, options to purchase a total of 375,000 common shares may be granted to key executives of the company. Options become exercisable in five equal installments beginning on the date of grant until fully exercisable after four years. The option price is determined by the Board and, in the case of incentive stock options, will be no less than the fair market value of the shares on the date of grant. Options lapse at the earlier of the expiration of the option term specified by the Board (not more than ten years in the case of incentive stock options) or three months following the date on which employment with the company terminates. The company also has options outstanding under the 1994 Long Term Incentive Plan, the 1991 Long Term Incentive Plan and the 1985 Stock Option Plan, the terms and conditions of which are similar to the 1997 Long Term Incentive Plan.

Transactions involving the Plans are summarized as follows:

                                                 1998                      1997                     1996
-----------------------------------------------------------------------------------------------------------------------
                                                   Weighted-Average         Weighted-Average           Weighted-Average
                                            Shares  Exercise Price   Shares  Exercise Price   Shares   Exercise Price
-----------------------------------------------------------------------------------------------------------------------
Options outstanding at
  beginning of year                        499,875      $13.26      508,750      $10.95      399,375     $10.77
    Less: Exercises                        (11,125)      10.98     (165,375)      10.93           --         --
                                     ---------------------------------------------------------------------------
                                           488,750                  343,375                  399,375
Granted                                         --          --      156,500       18.31      109,375      11.60
                                     ---------------------------------------------------------------------------
Outstanding at end of year                 488,750      $13.31      499,875      $13.26      580,750     $10.95
                                     ===========================================================================
Options exercisable at year-end            327,350                  229,925                  286,750


Range of exercise prices              $10.40 to $18.31         $10.40 to $18.31           $10.40 to $11.60
Weighted-average fair value of
  options granted during the year               --                    $3.56                    $2.02
Weighted-average remaining
  contractual life                        7.4 years                8.3 years                6.9 years

A summary of the status of options granted to the Directors by the company for the fiscal years 1998, 1997 and 1996 is presented below:

                                                  1998                      1997                     1996
-----------------------------------------------------------------------------------------------------------------------
                                                   Weighted-Average         Weighted-Average           Weighted-Average
                                            Shares  Exercise Price   Shares  Exercise Price   Shares   Exercise Price
-----------------------------------------------------------------------------------------------------------------------
Options outstanding at
  beginning of year                         96,342      $11.35       96,342      $11.35       73,050     $11.00
    Less: Expirations                           --          --           --          --      (32,958)     11.00
                                            96,342                   96,342                   40,092
                                      -------------------------------------------------------------------------
Granted                                         --          --           --          --       56,250      11.60
                                      -------------------------------------------------------------------------
Outstanding at end of year                  96,342      $11.35       96,342      $11.35       96,342     $11.35
                                      =========================================================================
Options exercisable at year-end             73,842                   62,592                   51,342
Range of exercise prices               $11.00 to $11.60         $11.00 to $11.60        $11.00 to $11.60
Weighted-average fair value of
  options granted during the year               --                       --                    $2.02

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and certain weighted-average assumptions. The following assumptions were used for the 1997 employee grant: dividend yield of 4.02%, expected volatility of 23.02%, expected life of 5 years and risk-free interest rate of 5.75%. The following assumptions were used for the 1996 employee and director grants: dividend yield of 4.17%, expected volatility of 19.51%, expected life of 5 years and risk-free interest rate of 6.17%.

The company applies APB Opinion No. 25 and related interpretations in accounting for its plans and, accordingly, no compensation cost has been recognized for the stock option plans. Under Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" pro forma disclosures are required if no compensation cost is recognized. The calculated difference between the reported and pro forma net income amounts is $.02 per share for 1998 and 1997 and $.01 per share for 1996.

14. Capitalization of Interest Costs:
The company capitalizes interest as a component of the cost of significant construction projects. The following table sets forth data relative to capitalized interest:

                                1998         1997         1996
-----------------------------------------------------------------
Total interest                $926,544     $593,906     $551,709
Less capitalized interest      181,263       57,086       31,334
                            ------------------------------------
Interest expense              $745,281     $536,820     $520,375
                            ====================================


15. Other Income, Net:
Other income, net consists of the following:

                        1998           1997           1996
------------------------------------------------------------
Interest income     $1,193,699     $1,223,126     $1,155,599
Rental income               --        231,826        428,701
Other, net             413,121        152,570        158,563
                    ----------------------------------------
                    $1,606,820     $1,607,522     $1,742,863
                    ========================================

16. Provision for Income Taxes:
The provision for income taxes, at an effective rate of 34.1% in 1998, 37.7% in 1997, and 38.6% in 1996, differs from the amounts derived from applying the statutory U.S. federal income tax rate of 34% to income before provision for income taxes as follows:

                                     1998             1997              1996
------------------------------------------------------------------------------
Statutory tax provision          $ 2,956,755      $ 3,313,085      $ 3,491,999
State income taxes, net of
  federal income tax benefit          (7,471)         435,311          445,234
Other, net                            20,170          (71,206)          28,773
                                ----------------------------------------------
Provision for income taxes       $ 2,969,454      $ 3,677,190      $ 3,966,006
                                ==============================================


Deferred income taxes represent the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end. Significant components of the company's deferred income tax assets (liabilities) are as follows:

                                                      1998                1997
--------------------------------------------------------------------------------
Postretirement benefits other than pensions        $ 7,571,662      $  7,366,581
Pension and employee benefit costs                   5,054,697         4,802,987
Depreciation and amortization                       (2,601,863)       (1,785,302)

Vacation pay                                           940,148           895,999
Provision for doubtful accounts                      1,188,040         1,035,572
Other                                                  459,453           812,738
                                                  ------------------------------
                                                    12,612,137        13,128,575
Less current portion                                 2,159,456         2,068,879
                                                  ------------------------------
                                                  $ 10,452,681      $ 11,059,696
                                                  ==============================

17. Net Income per Common Share:
The following is a reconciliation of the basic and diluted net income per common share computations:

                                              1998           1997           1996
-----------------------------------------------------------------------------------
Net income per common share - Basic:
--------------------------------------
Net income                                 $5,726,885     $6,067,177     $6,304,579
                                           ----------------------------------------
  Weighted average shares outstanding       7,807,507      7,770,119      7,733,663
                                           ----------------------------------------
  Basic per share amount                   $      .73     $      .78     $      .82
                                           ========================================

Net income per common share - Diluted:
--------------------------------------
  Net income                               $5,726,885     $6,067,177     $6,304,579
                                           ----------------------------------------
  Weighted average shares outstanding       7,807,507      7,770,119      7,733,663
  Dilutive options                            145,367        125,803             --
                                           ----------------------------------------
  Total diluted shares                      7,952,874      7,895,922      7,733,663
  Diluted per share amount                 $      .72     $      .77     $      .82
                                           ========================================

Options to purchase a total of 156,500 shares of common stock at a price of $18.3125 were outstanding in 1998 and 1997, and options to purchase a total of 605,092 shares of common stock at a price range of $10.40 to $11.60 were outstanding in 1996. None of these shares were included in the computation of the diluted per share amounts because the options' exercise prices were greater than the average market prices of the common shares.

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

Report of  Independent  Accountants

To the Shareholders and the
Board of Directors
Tasty Baking Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and retained earnings, changes in capital accounts and cash flows (page 12 and pages 18-30) present fairly, in all material respects, the financial position of Tasty Baking Company and subsidiaries as of December 26, 1998 and December 27, 1997, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 26, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 10, 1999

Directors and Officers

Directors
Philip J. Baur, Jr.
Retired Chairman of the Board

Carl S. Watts
Chairman, President and
Chief Executive Officer

Nelson G. Harris
Chairman of the Executive Committee

Fred C. Aldridge, Jr., Esq.
Attorney-at-law

G. Fred DiBona, Jr.
President and CEO,
Independence Blue Cross

James L. Everett, III
Retired Chairman of the Board,
Philadelphia Electric Company

John M. Pettine
Executive Vice President and
Chief Financial Officer

Judith M. von Seldeneck
Chief Executive Officer,
Diversified Search Companies

Director Emeritus
W. Thacher Longstreth
Councilman-at-Large

Committees of the Board
Audit Committee
James L. Everett, III
  Chairman
Fred C. Aldridge, Jr.
Philip J. Baur, Jr.
G. Fred DiBona, Jr.

Compensation Committee
Judith M. von Seldeneck
  Chairman
Nelson G. Harris
G. Fred DiBona, Jr.

Executive Committee
Nelson G. Harris
  Chairman
Fred C. Aldridge, Jr.
James L. Everett, III
Carl S. Watts

Nominating Committee
Carl S. Watts
  Chairman
Philip J. Baur, Jr.
Nelson G. Harris


Officers
Carl S. Watts
Chairman, President and
Chief Executive Officer

John M. Pettine
Executive Vice President and
Chief Financial Officer

Gary G. Kyle
Vice President Marketing and
National Sales

William E. Mahoney
Vice President Human Resources

W. Dan Nagle
Vice President Route and
Food Service Operations

Paul M. Woite
Vice President Manufacturing

Daniel J. Decina
Controller and Treasurer

Ronald O. Whitford, Jr.
Secretary

Thomas M. Lubiski
Assistant Controller

Eugene P. Malinowski
Assistant Treasurer

Edward J. Delahunty
Assistant Secretary

Colleen M. Henderson
Assistant Secretary

Transfer  Agent
American Stock Transfer
& Trust Company
40 Wall Street
46th Floor
New York, NY  10005

Stock Listing
New York Stock Exchange
Ticker symbol: TBC

Tasty Baking Company
2801 Hunting Park Avenue
Philadelphia, PA 19129
(215) 221-8500

TastyKare Department
1-800-33-TASTY

Tastykake On-Line
www.tastykake.com

All paper used in this annual
report meets or exceeds EPA
guidelines for paper contain-
ing recovered materials

Tasty Baking Company
2801 Hunting Park Avenue
Philadelphia, PA 19129
(215) 221-8500