Form 10-K405, Exhibit 13
period 1999-12-25
TASTY BAKING CO
filed 2000-03-23
CIK 96412

Tasty Baking Company
1999 Annual Report




                                             Quality preparation:
                                                  the key ingredient
                                           in Tasty's growth

Contents

1
Financial Highlights

2
Letter to Shareholders

4
Operations Review

11
Financial Information

32
Directors and Officers

About Tasty
Tasty Baking Company, one of the nation's oldest and largest independent baking companies, is a leading producer of sweet baked goods. A baker of individual snack cakes and pies since 1914, Tasty now also produces a variety of mealtime products, including breakfast baked goods and large cakes. Tasty has annual sales of $230 million and distributes its products in supermarkets and convenience stores throughout the Middle Atlantic States. An aggressive national distribution program is establishing the Tasty brand in Midwestern, Southern, Southwestern and West Coast states, as well as in Puerto Rico and Canada. Tasty operates three regional bakeries and markets its products under the Tastykake, Dutch Mill, Aunt Sweeties, and Snak n' Fresh brands. Tasty Baking Company is listed on the New York Stock Exchange under the symbol TBC.

Financial Highlights

For the Year                                       1999(a)              1998
--------------------------------------------------------------------------------
Gross Sales                                    $226,350,463         $228,453,285
Net Sales                                      $150,661,637         $150,729,377
Net Income                                     $  4,702,822         $  5,729,232
Average Number of
         Common Shares Outstanding:
                  Basic                           7,824,308            7,807,507
                  Diluted                         7,864,825            7,952,874
Per Share of Common Stock:
         Net Income:
                  Basic                        $        .60         $        .73
                  Diluted                      $        .60         $        .72
         Cash Dividend                         $        .48         $        .48

At the Year End                                    1999                 1998
--------------------------------------------------------------------------------
Total Assets                                   $111,752,941         $101,744,180
Working Capital                                $ 14,406,273         $ 15,830,409
Current Ratio                                     2.11 to 1            2.24 to 1
Shareholders' Equity:
         Amount                                $ 45,421,544         $ 44,356,736
         Per Share of Common Stock             $       5.81         $       5.67

(a) During the first quarter of 1999, the company incurred a $950,000 route restructuring charge related to its decision to discontinue route territories in certain areas that were not achieving appropriate levels of profitability. The after tax effect of this charge was $570,570 or $.07 per share. Also during the first quarter, the company incurred an after tax charge of $204,709 or $.03 per share related to an accounting change that required the write-off of start-up costs.

To Our Shareholders:

While 1999 proved to be a challenging year for the Company, as reflected in our financial results, we were able to make significant progress toward our long-term growth objectives.

As we entered fiscal year 1999, we focused the Company on a number of key initiatives:

o    Increasing the profitability of owner/operator sales routes.

o    Readjusting our promotional programs.

o    Increasing revenues and profits from national sales.

o    Improving the profitability of our Oxford bakery.

o    Completing the first phase of our bakery modernization.

o    Completing the computer conversion we began in 1998.

Operating Highlights

While these initiatives will improve future financial results, they had a negative impact on our 1999 results. Here are the details of those initiatives:

In the first quarter of 1999 we discontinued 43 route territories, resulting in a route restructuring charge of $950,000 or $.07 per share. However, that decision significantly reduced our selling expenses.

During the first quarter 1999, we were required to write off the remaining start-up costs for our Oxford facility, a charge of $340,000 or $.03 per share.

Our decision to readjust our promotion program resulted in lower promotional activity during the second and third quarters of 1999. Our competitors were even more aggressive in their promotion efforts, especially during the third quarter 1999. As a result, sales were negatively impacted in the second and third quarters. Compounding those issues, the unusually hot summer in 1999 negatively impacted sales and caused higher than normal product damage.

We continued to expand national product distribution, achieving a 10% increase in national sales as a result. That increase was lower than we had forecast largely because of our efforts to protect profit margins.

We worked hard to improve the profitability of our Oxford facility. Despite those efforts - and the very positive reception to the Classic Baked Goods line we introduced last April - we incurred a loss of $.05 per share on our operations at Oxford. That is a significant improvement over the $.18 per-share loss in 1998 but still short of break-even, our goal for 1999.

Phase I of the modernization of our Hunting Park Avenue bakery began in early January 1999, with the conversion of the sixth floor production and packaging lines. Our manufacturing employees worked diligently preparing for and executing this conversion. But the task of bringing four production lines into operation at the same time proved more difficult than we anticipated. Those difficulties hurt sales in the first quarter last year and our overall bakery efficiency was less than optimal during the first three quarters of 1999.

[GRAPHIC OMITTED]
Carl S. Watts
Chairman, President and
Chief Executive Officer

I am pleased to report that the Company experienced no Y2K computer glitches. However, the conversion to a new computer system required a tremendous effort on the part of our management and administrative personnel. In addition, we have had the financial burden of running two computer systems until the conversion is complete.

Financial Highlights
The financial results for 1999 are as follows:
o    Gross sales were $226,350,000, compared with $228,453,000 last year.
o Net sales were $150,662,000, which compares to $150,729,000 reported in 1998.
o Net income was $4,703,000 or $.60 per share, compared with $5,729,000 or $.72 per share last year. However, 1999's results were negatively impacted by the route restructuring charge and the write-off of startup costs which amounted to $.10 per share.
o    On an operating basis, net income was $5,478,000 or $.70 per share.
o At year-end 1999 our total assets were $111,753,000, which compares to $101,744,000 in 1998.
o    Total debt rose to $22,006,000 from $15,560,000 in 1998.
o    Shareholders equity was $45,422,000, compared to $44,357,000 at year-end
     1998.

Outlook
Going into the year 2000, we believe we have positioned the Company for greater profitability. Our very positive results for the fourth quarter of 1999 are an indication that a turnaround has begun. Here are additional factors that we feel justify optimism:

Our effort to increase route profitability and stabilize promotions is working.

Our national sales program is building momentum both with existing accounts and with the addition of major new accounts such as Wal-Mart.

The Oxford bakery is positioned for profitability in the year 2000.

We will continue our bakery modernization program in the year 2000, aided by the experience we gained with the sixth floor conversion. The third floor conversion work will be completed one production line at a time, rather than converting the entire floor.

The computer conversion will be completed.

In closing, I assure you that fiscal year 1999 has been as frustrating for the management team and employees as it has been for its shareholders. However, I can also assure you that your management team and employees have never worked harder to accomplish our goals and we remain committed and optimistic about the year 2000.

/s/ Carl S. Watts
Carl S. Watts
Chairman, President and
Chief Executive Officer

Operations Review

Core Markets
Our core route markets - serviced by Tasty owner/operators in the Mid-Atlantic area - provide the lion's share of Tasty's sales. Sales increases in these core markets mean a significant improvement in our bottom line. During the fourth quarter of 1999, we posted a 4.4% increase in net sales which resulted in a substantial increase in operating profit.

For this reason, we have focused a great deal of energy in boosting route sales with new products, fine tuning our pricing and promotion initiatives, and improving the overall efficiency of the owner/operator distribution system. Here are the highlights of those initiatives:

New Products
New products are a key part of Tasty's strategy. Even though snack cakes are the foundation of the Tastykake brand, last year - for the first time ever - the company began baking family-sized cakes or, as they are known in the trade, multi-serve cakes.

Marketed under the name Classic Baked Goods, these large cakes include scaled-up versions of Tasty favorites such as Butterscotch Krimpets, Chocolate Cupcakes, and Crumb Coffee Cakes. In all, Tasty introduced eight varieties of these multi-serve cakes in 1999, and it is likely that the product line will be refined as we measure and adjust to consumer preferences. Breakfast items will be added to the Classic Baked Goods line sometime this year.

The introduction of Classic Baked Goods is another step in our efforts to have more Tasty products suitable for mealtimes - notably breakfast and dinner - as well as lunch and snack eating occasions.




Progress Report: Core Market Sales
Cost control, pricing discipline, and higher sales in our core mid-Atlantic markets served by owner/operators, all contributed to the significant increase in Tasty's fourth quarter operating income.

[GRAPHIC OMITTED]
Family affair.
Bill Gaida (left), Zone Manager for our Philadelphia Region and a Tasty employee for 34 years, works with his son Eric, a route owner/ operator, setting up a waterfall display in preparation for a special price promotion.

Pricing and promotion
Competition in the baked goods category remained keen throughout the industry in 1999, with the snack cake category experiencing particularly aggressive price pressures. As a result, we revisited our strategic promotion objectives in an effort to produce desired sales results, while at the same time, not having to resort to excessive trade discounts.

Route Restructuring

The route distribution system is the lynch pin of our sales efforts, but improvements were needed and we made them.

Accordingly, during 1999 we discontinued 43 route territories which were not achieving acceptable levels of profitability. These changes substantially lowered our selling expenses, while at the same time, improving profitability in these sales territories.


Progress Report: National Sales
Tasty is hard at work expanding our national distribution network.
In 1999 we reached agreements that will put Tasty products into thousands of additional sales outlets.

Foodservice
Foodservice holds excellent sales potential for Tasty, particularly for our breakfast products such as danish, honey buns, yeast raised donuts and muffins. These products will assist us in achieving our goal of increasing the profitability of the Oxford facility.

In addition, we took another step forward in realizing the potential of the foodservice business by entering into a distribution agreement with ARAMARK, one of the country's largest foodservice companies. Under the agreement, Tasty will be a preferred supplier of its traditional snack products to ARAMARK's Refreshment Services Division for their premium on-site coffee service and vending programs.

[GRAPHIC OMITTED]
Family size.
Candelaria Alonza, a production associate, with large cakes emerging from the tunnel oven at our Oxford, Pennsylvania bakery.

National Sales
As part of our continuing efforts to build a national brand, we entered into new or expanded sales distribution agreements with major distributors, mass merchandisers, and retail chain stores.

Sales distribution agreements - new and existing - are crucial since they lay the groundwork for growth outside the Mid-Atlantic core markets served by our owner/operators. Several of the more recent national sales distribution agreements included Wal-Mart, Core-Mark, Safeway, and Save-A-Lot.

As our market share grows and the Tasty brand becomes more popular among consumers in other markets, we are better able to control our promotional and market support activity.



Progress Report: Product Development
The introduction of large, multi-serve cakes is helping expand Tasty's brand presence to family mealtimes.

[GRAPHIC OMITTED]
New Classic.
It's a Butterscotch Krimpet, only bigger. The icing table at our Oxford bakery is just one more stop on the way to family dinner tables for these Butterscotch Krimpet Cakes, the number one seller in our new Classic Baked Goods line.

Manufacturing
For over a year now, we have been extensively modernizing our Hunting Park Avenue bakery in Philadelphia. Thanks to projected increases in plant efficiency, the automated production lines we have installed so far should eventually yield improvements in operating costs.

Throughout 1999, our modernization efforts were concentrated on the sixth floor of our Hunting Park Avenue bakery. The total revamping of the sixth floor production lines was not without its difficulties. The unique custom-engineered mixing, baking, and packaging machinery used on these production lines is faster and less labor intensive than the equipment it replaces. Unfortunately, the new equipment is also far more complex. Debugging these new


Progress Report: Manufacturing
Tasty's Philadelphia bakery is in the midst of a makeover. The sixth floor Krimpet lines now gleam with new stainless equipment and automated production and packaging. A complete renovation of our third floor cupcake lines is scheduled for 2000.

[GRAPHIC OMITTED]
New equipment.
Our Hunting Park Avenue bakery is being modernized. Florence Page, a packer with 28 years of service at Tasty, is shown monitoring the flow of cupcakes to the new case-wrapping machine on a third floor production line.

production lines proved more time consuming and more disruptive to production than we had expected. These startup problems have now been resolved and the newly automated processes will generate savings in the coming years.

This year, we are launching a similar upgrade for the production lines on the third floor of our Hunting Park Avenue bakery. During this production upgrade we plan to convert one line at a time. Thus, we will have three lines in operation at all times throughout this conversion.

Tasty purchasing had a good year. The credit goes to an unrelenting emphasis on cost control and the excellent relationships we have with all our suppliers.

Tasty's strategy on purchasing continues to be commitment to long term contracts, where possible, to avoid unexpected cost increases during the year.


[GRAPHIC OMITTED]
New ideas.
Denise Iarussi, a Tasty Purchasing Agent and 25-year Tasty veteran, was on the core team that helped guide the launch and integration of Tasty's new information technology system. The new system integrates the entire range of computer supported activities, from manufacturing, to accounting functions, inventory control, sales order processing and purchasing.

Tasty's New Integrated Information Systems
For the past three years, Tasty has devoted considerable effort and staff time to the implementation of the company's new computer systems.

The new system is based on a midrange computer using Enterprise Resource Planning software geared to process manufacturers like Tasty. In replacing our older mainframe Legacy system, the new system will integrate the entire range of computer supported activities such as: manufacturing, accounting, inventory control, sales order processing and purchasing.

The capabilities of the new system are impressive, but it is the benefits of the new system that are truly compelling:

Better customer support - Our customers want to partner with companies that can match their technical sophistication when it comes to electronic commerce and data interchange. The new system will make it easier for large supermarket chains and distributors to do business with Tasty. Additionally, the new data warehouse will allow our sales and marketing staff to analyze sales activity by customer activity right down to the item level.

Improved cash flow - The new computer system will not only speed accounts receivable collection by a full day's sales but also improve our overall working capital.

Greater insight - Faster, more accurate data collection and a central data warehouse to store that information give managers easy access to fresh data, a consolidated view and a better decision-support tool.



Progress Report: Support Services
Support services play a key role in determining Tasty's overall operating efficiency. The new integrated system will give managers desktop access to virtually any level of detail they need.

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

                                23
                                Notes to Consolidated Financial Statements

                                31
                                Report of Independent Accountants

Management's Review

Summary of Significant Accounting Policies

Fiscal Year
The company and its subsidiaries operate under a 52-53 week fiscal year, ending on the last Saturday of December.

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

Inventory Valuation
Inventories are stated at the lower of cost or market, cost being determined using the first-in, first-out (FIFO) method.

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

Management's Analysis

Results of Operations
Net income for the fiscal year ended December 25, 1999 was $4,702,822 or $.60 per share. Included in net income for 1999 were two non-recurring charges. During the first quarter the company discontinued forty-three route territories in certain areas not achieving appropriate levels of profitability, assigning most of those territories to certain other independent regional distributorships. This decision resulted in an after-tax charge of $570,570 or $.07 per share, primarily related to costs associated with the repurchase of some owner/operator territories as well as employee severance payments and other related costs. The second charge relates to the adoption of a new accounting regulation, which required the write off of the remaining start-up costs pertaining to the company's Oxford facility. This charge is reflected as a cumulative effect of a change in accounting principle which resulted in an after-tax charge to net income in the amount of $204,709 or $.03 per share. After eliminating the effect of these two non-recurring charges, the comparable 1999 results were $5,478,101 or $.70 per share. Net income for the fiscal year ended December 26, 1998 was $5,729,232 or $.72 per share. Net income for the fiscal year ended December 27, 1997 was $6,048,240 or $.77 per share. Included in net income for 1997 is an after-tax charge of $1,171,170 or $.15 per share resulting from a settlement with the IRS concerning payroll taxes for the company's independent owner/operators for tax years 1990-1997 and related expenses. After eliminating the effect of the payroll tax settlement, the comparable 1997 results were $7,219,410 or $.91 per share.

Net income amounts for 1998 and 1997 are restated to reflect a change in inventory valuation from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method for the cost of sugar and packaging supply inventories. These restatements were insignificant. All other amounts related to the change have been restated where appropriate (see note 2).

Gross sales decreased in 1999 to $226,350,463 compared to $228,453,285 in 1998 representing a decrease of .9%. Diminished production capabilities during the implementation of the first phase of the bakery modernization project, reduced promotions, and competitive pressures caused a negative sales trend in the first three quarters that reversed during the fourth quarter of 1999. Gross sales increased to $228,453,285 in 1998 from $222,054,329 in 1997 representing an increase of 2.9% resulting from an increase in volume due to geographic expansion through new distribution agreements as well as a price increase instituted during the third quarter of 1998. In 1997, gross sales increased to $222,054,329 from $212,508,870 in 1996 representing an increase of 4.5% due to price increases in effect for the entire year.

Net sales were $150,661,637 in 1999 compared to $150,729,377 in 1998. Sales remained relatively flat because a decrease in promotional activity offset the decrease in gross sales in 1999. Net sales increased to $150,729,377 in 1998 from $149,291,974 in 1997 representing an increase of 1.0%. The percentage increase in net sales was lower than the percentage increase in gross sales due to heavy promotional activity to support market expansion efforts and to encourage acceptance of the price increase. In 1997, net sales increased to $149,291,974 from $146,718,391 in 1996 representing an increase of 1.8%.
Relative to gross sales, this increase was lower due to the effect of an increase in promotions and discounts.

Cost of sales as a percentage of gross sales was 42.3%, 40.8% and 40.9% in 1999, 1998 and 1997, respectively. The cost of sales percentage in 1999 increased as a result of some permanent and temporary selling price reductions, inefficiencies resulting from the adaptation to new production equipment, the sale of large cake at a lower profit margin than our core products, and the write off of certain obsolete packaging due to product changes. During 1999, the company also refined the way it allocated various building expenses resulting in a decrease in selling, general and administrative expenses and a corresponding increase in cost of sales. The slight improvement in cost of sales in 1998 compared to 1997 resulted from a decrease in ingredient costs from more in-house production at Tasty Baking Oxford, Inc. (Oxford) and the price increase instituted during the third quarter of 1998. Most of the improvements were offset by an increase in labor, packaging and utility costs. An improvement in gross margin in 1997 compared to 1996 was due to further improvements in manufacturing efficiencies, moderating commodity costs, reduced utility costs, and price increases in effect for the entire year.

Selling, general and administrative expenses in 1999 decreased $2,995,588 or 7.1% compared to 1998. Most of the decrease was in selling expense resulting from savings related to the route restructure. In addition, amounts spent on new package designs, consulting fees and handheld computer equipment repairs in 1999 decreased. Selling expense also benefited from the re-allocation of various building expenses to cost of sales. In 1998, selling, general and administrative expenses increased $2,091,570 or 5.2% over 1997. The increase came primarily from an increase in selling expenses associated with the expansion into new geographic regions, an increase in payroll taxes generated from the IRS ruling classifying certain owner/operators as statutory employees, and costs associated with the installation of a new computer system. Shipping costs also increased relative to the increase in sales but this increase was offset by a decrease in advertising. In 1997, selling, general and administrative expenses increased $1,576,509 or 4.1% over 1996. The principal reasons for the increase were higher advertising costs, an increase in selling expense, and the additional expenses incurred from operating the new Oxford facility. Oxford was acquired on July 1, 1996 and became operational during the second quarter of 1997. Advertising costs increased due to a television advertising campaign undertaken in the first half of 1997 and selling expense increased due to costs associated with regional route re-alignment and higher trade show exhibition costs. These increases were partially offset by a decrease in administrative costs.

Depreciation expense in 1999 increased $365,652 compared to 1998 due to the implementation of the bakery modernization project and new computer system. Depreciation expense in 1998 decreased $564,520 or 7.8% compared to 1997 due to major lines of production equipment becoming fully depreciated. Depreciation expense in 1997 remained relatively unchanged compared to 1996 as the effect of certain production equipment that became fully depreciated in 1996 was offset by additional depreciation expense on new equipment at the Oxford facility.

Other income, net decreased by $325,779 in 1999 compared to 1998 as a result of a decrease in interest income from owner/operators and other miscellaneous income. Other income, net remained relatively unchanged for 1998 versus 1997. In 1997, other income, net decreased compared to 1996 by $135,341 as a result of a decrease in rental income that was partially offset by an increase in interest income.

Interest expense in 1999 increased compared to 1998 principally due to higher average borrowing levels. Interest expense in 1998 increased compared to 1997 as a result of higher average borrowing levels. Interest expense in 1997 increased compared to 1996 as a result of higher average borrowing levels and higher average interest rates.

The effective tax rates were 34%, 34.1% and 37.7% in 1999, 1998 and 1997, respectively, which compare to a federal statutory rate of 34%. The 1999 and 1998 effective rates were essentially the same as the federal statutory rate as a result of state income taxes being offset by tax benefits arising from passive income and certain permanent differences. In 1997, the principal reason for the difference between the effective rate and statutory rate was the effect of state income taxes partially offset by benefits related to certain permanent differences.

Year 2000 Disclosure
The company has completed its assessment of potential consequences due to the change to the year 2000. The company has determined that this change did not appear to have an impact on operations and does not anticipate that this change will have any impact going forward. Immaterial amounts were spent on upgrading certain equipment to be compliant and those upgrades appear to have been successful. It was not necessary to utilize any contingency plans and the company does not anticipate the need for any contingency plans in the future.

Financial Condition
Historically, the company's ability to generate sufficient amounts of cash has primarily come from operations. Bank borrowings, under various lines of credit arrangements, are used to supplement cash flow from operations during periods of cyclical shortages.

Net cash from operating activities in 1999 increased by $7,065,851 to $15,498,932 from the 1998 amount of $8,433,081. A majority of the increase can be attributed to a decrease in accounts receivable during 1999 relative to an increase during 1998. The increase can also be attributed to payment of the IRS settlement in the first quarter of 1998, which was accrued for in 1997 and an increase in accrued income taxes. These favorable changes were slightly offset by the decrease in net income and the change in the deferred tax asset. Net cash from operating activities was used to fund dividend payments of $3,755,847 and the majority of the capital expenditures.

Capital expenditures totaled $14,037,837 in 1999. These expenditures were made primarily to upgrade the bakery's production equipment and for the new computer system. Bank borrowings and proceeds from the excess of owner/operator loan payments over new loans granted funded the balance of the capital expenditures not funded by operating cash.

Net cash from operating activities in 1998 decreased by $4,134,570 to $8,433,081 from the 1997 amount of $12,567,651. The decrease is primarily the result of payment of the IRS settlement accrued for in 1997, an unfavorable change in accounts receivable and inventories, and a decrease in net income. These changes were partially offset by favorable changes in accrued income taxes and accrued payroll relative to 1997. Net cash from operating activities was used to fund dividend payments of $3,748,758 and part of the capital expenditures.

Capital expenditures totaled $11,328,167 in 1998. These expenditures were made primarily to upgrade the bakery's production equipment and for the new computer system. Bank borrowings and proceeds from the excess of owner/operator loan payments over new loans granted funded the balance of the capital expenditures not funded by operating cash.

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

Capital expenditures totaled $10,528,359 in 1997 of which approximately $5,900,000 can be attributed to the new Oxford facility. The remaining capital expenditures continued the upgrade of the bakery's production equipment and began the upgrade of the computer system for the company and its subsidiaries. The balance of the capital expenditures, not funded by operating cash and the excess of owner/operator loan proceeds, came from bank borrowings.

The company anticipates that cash flow from operating activities will improve in 2000, and with the continued availability of bank lines of credit, the Revolving Credit Agreement and other long-term financing, sufficient cash will be available for planned capital expenditures and other operating and financial requirements.

Quarterly Summary (Unaudited)

Summarized quarterly financial data (in thousands of dollars except for per share amounts) for 1999 and 1998 is as follows:

                                             First          Second         Third          Fourth           Year
1999 (a)
------------------------------------------------------------------------------------------------------------------
Gross sales                                 $57,146        $56,769        $53,765        $58,670        $226,350
Net sales                                    37,853         38,504         35,634         38,671         150,662
Gross profit (after depreciation)            12,435         12,529         10,562         12,423          47,949
Net income                                      322          1,392            724          2,265           4,703
Per share of common stock:
         Net income:
                  Basic                         .04            .18            .09            .29             .60
                  Diluted                       .04            .18            .09            .29             .60
         Cash dividends                         .12            .12            .12            .12             .48
Market prices:
         High                                 15.38          13.13          12.75          13.38           15.38
         Low                                  11.50          11.13          10.31           8.44            8.44

1998
Gross sales                                 $57,161        $56,933        $57,265        $57,094        $228,453
Net sales                                    38,320         38,361         36,824         37,224         150,729
Gross profit (after depreciation)            12,744         12,465         12,377         13,259          50,845
Net income                                    1,641          1,014          1,333          1,741           5,729
Per share of common stock:
         Net income:
                  Basic                         .21            .13            .17            .22             .73
                  Diluted                       .21            .13            .17            .22             .72
         Cash dividends                         .12            .12            .12            .12             .48
Market prices:
         High                                 22.38          22.25          17.31          17.13           22.38
         Low                                  16.88          15.19          14.31          14.25           14.25

Each quarter consists of thirteen weeks. The market prices of the company's stock reflect the high and low price by quarter as traded on the New York Stock Exchange. The approximate number of holders of record of the company's common stock (par value $.50 per share) as of February 14, 2000 was 3,200.

(a) Includes an after tax charge to net income in the first quarter of $570,570 or $.07 per share resulting from a route restructuring. Also includes an after tax charge of $204,709 or $.03 per share related to an accounting change that required the write-off of start-up costs.

Five Year Selected Financial Data(a)

All amounts presented are in thousands except for per share amounts.
                                                 1999(b)       1998        1997(c)       1996       1995(d)(e)
---------------------------------------------------------------------------------------------------------------
Operating Results
         Gross Sales                            $226,350     $228,453     $222,054     $212,509     $205,180
         Net Sales                              $150,662     $150,729     $149,292     $146,718     $141,831
         Net Income                             $  4,703     $  5,729     $  6,048     $  6,322     $  5,689

---------------------------------------------------------------------------------------------------------------
Per Share Amounts
         Net Income:
                  Basic                         $    .60     $    .73     $    .78     $    .82     $    .74
                  Diluted                       $    .60     $    .72     $    .77     $    .82     $    .74
         Cash Dividends                         $    .48     $    .48     $   .456     $   .448     $   .448
         Shareholders' Equity                   $   5.81     $   5.67     $   5.37     $   5.06     $   4.68

---------------------------------------------------------------------------------------------------------------
Financial Position
         Working Capital                        $ 14,406     $ 15,830     $ 10,737     $ 10,432     $ 14,199
         Total Assets                           $111,753     $101,744     $ 94,572     $ 87,700     $ 85,558
         Long-term Obligations                  $ 21,060     $ 13,761     $  8,360     $  6,434     $  6,230
         Shareholders' Equity                   $ 45,422     $ 44,357     $ 41,848     $ 39,179     $ 36,193
         Shares of Common Stock Outstanding        7,823        7,822        7,791        7,742        7,731

---------------------------------------------------------------------------------------------------------------
Statistical Information
         Capital Expenditures, Net              $ 10,170     $ 10,155     $ 10,439     $ 12,479     $  3,685
         Depreciation                           $  7,016     $  6,650     $  7,215     $  7,268     $  7,463
         Average Common Shares Outstanding:
                  Basic                            7,824        7,808        7,770        7,734        7,690
                  Diluted                          7,865        7,953        7,896        7,734        7,701

(a)  Restated where appropriate to reflect a change from the last-in, first-out
     (LIFO) method to the first-in, first-out (FIFO) method of valuing packaging and sugar inventories (see note 2).
(b) Net income and per share amounts include an after-tax charge to net income of $570,570 or $.07 per share resulting from a route restructuring. Also included is an after tax charge of $204,709 or $.03 per share related to an accounting change that required the write-off of start-up costs. Long-term obligations reflect the renewal of a capital lease with the trustees of the company pension plan (see note 6).
(c) Net income and per share amounts include an after-tax charge of $1,171,170 or $.15 per share resulting from a settlement with the IRS concerning payroll taxes for the company's independent owner/operators for tax years 1990-1997 and related expenses.
(d) Amortization of the gain on sale of company routes resulted in increased net income of $1,752,000 or $.22 per share in 1995.
(e) Net income and per share amounts include after-tax charges of $550,000 or $.07 per share for severance costs and $551,000 or $.07 per share resulting from a remeasuring of the company's deferred tax assets and liabilities.

Consolidated Financial Statements
Tasty Baking Company and Subsidiaries

Consolidated Statements of Operations and Retained Earnings
                                                               52 Weeks Ended     52 Weeks Ended     52 Weeks Ended
                                                                Dec. 25, 1999      Dec. 26, 1998      Dec. 27, 1997
--------------------------------------------------------------------------------------------------------------------
Operations
-----------------------------------------------------------
Gross Sales                                                     $ 226,350,463      $ 228,453,285      $ 222,054,329
Less discounts and allowances                                     (75,688,826)       (77,723,908)       (72,762,355)
                                                                ---------------------------------------------------
Net sales                                                         150,661,637        150,729,377        149,291,974
                                                                ---------------------------------------------------

Costs and expenses:
-----------------------------------------------------------
Cost of sales                                                      95,696,570         93,233,974         90,786,406
Depreciation                                                        7,016,129          6,650,477          7,214,997
Selling, general and administrative                                39,294,631         42,290,219         40,198,649
Route restructure and payroll tax settlement charges                  950,000                 --          1,950,000
Interest expense                                                    1,124,469            745,281            536,820
Provision for doubtful accounts                                       428,864            716,000            499,787
Other income, net                                                  (1,281,041)        (1,606,820)        (1,607,522)
                                                                ---------------------------------------------------
                                                                  143,229,622        142,029,131        139,579,137
                                                                ---------------------------------------------------
Income before provision for income taxes                            7,432,015          8,700,246          9,712,837
                                                                ---------------------------------------------------

Provision for income taxes:
-----------------------------------------------------------
Federal                                                             3,113,669          2,229,187          3,174,111
State                                                                 319,140            240,716            878,690
Deferred                                                             (908,325)           501,111           (388,204)
                                                                ---------------------------------------------------
                                                                    2,524,484          2,971,014          3,664,597
                                                                ---------------------------------------------------
Income before cumulative effect of a change
         in accounting principle                                    4,907,531          5,729,232          6,048,240
Cumulative effect of a change in accounting principle
         for start-up costs                                          (204,709)                --                 --
                                                                ---------------------------------------------------

Net income                                                          4,702,822          5,729,232          6,048,240
-----------------------------------------------------------
Retained Earnings
-----------------------------------------------------------
Balance, beginning of year                                         27,021,836         25,041,362         22,537,243
Cash dividends paid on common shares
  ($.48 per share in 1999 and 1998, $.456 per share in 1997)       (3,755,847)        (3,748,758)        (3,544,121)
                                                                ---------------------------------------------------
Balance, end of year                                            $  27,968,811      $  27,021,836      $  25,041,362
                                                                ===================================================
Per share of common stock:
Income before cumulative effect of a change
 in accounting principle:
                  Basic                                         $         .63      $         .73      $         .78
                  Diluted                                       $         .62      $         .72      $         .77
Cumulative effect of a change in accounting
 principle for start-up costs:
                  Basic and Diluted $                                    (.03)                --                 --
                                                                ---------------------------------------------------
Net income:
                  Basic                                         $         .60      $         .73      $         .78
                                                                ---------------------------------------------------
                  Diluted                                       $         .60      $         .72      $         .77
                                                                ===================================================

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

Consolidated Statements of Cash Flows

                                                                          52 Weeks Ended    52 Weeks Ended    52 Weeks Ended
                                                                           Dec. 25, 1999     Dec. 26, 1998     Dec. 27, 1997
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from (used for) operating activities
--------------------------------------------------------------------
Net income                                                                 $  4,702,822      $  5,729,232      $  6,048,240
Adjustments to reconcile net income to net cash
         provided by operating activities:
         Depreciation                                                         7,016,129         6,650,477         7,214,997
         Provision for doubtful accounts                                        428,864           716,000           499,787
         Cumulative effect of a change in accounting principle                  204,709                --                --
         Deferred taxes                                                        (908,325)          501,111          (388,204)
         Other                                                                1,286,084         1,227,116           864,332
Changes in assets and liabilities:
         Decrease (increase) in receivables                                   1,102,979        (3,269,165)       (2,198,607)
         Decrease (increase) in inventories                                     201,501          (975,626)         (409,160)
         Decrease (increase) in prepayments and other                           209,213           (94,620)           48,591
         Increase (decrease) in accrued payroll, accrued income taxes,
                  accounts payable and other current liabilities              1,254,956        (2,051,444)          887,675
                                                                           ------------------------------------------------
         Net cash from operating activities                                  15,498,932         8,433,081        12,567,651
                                                                           ------------------------------------------------
Cash flows from (used for) investing activities
--------------------------------------------------------------------
Proceeds from owner/operator loan repayments                                  4,021,428         3,229,272         3,368,285
Purchase of property, plant and equipment                                   (14,037,837)      (11,328,167)      (10,528,359)
Loans to owner/operators                                                     (3,856,500)       (2,853,097)       (4,320,365)
Other                                                                            49,988            43,589            55,947
                                                                           ------------------------------------------------
         Net cash used for investing activities                             (13,822,921)      (10,908,403)      (11,424,492)
                                                                           ------------------------------------------------
Cash flows from (used for) financing activities
--------------------------------------------------------------------
Dividends paid                                                               (3,755,847)       (3,748,758)       (3,544,121)
Payment of long-term debt                                                    (3,153,651)       (1,573,316)       (1,645,685)
Net increase (decrease) in short-term debt                                     (450,000)          300,000           900,000
Additional long-term debt                                                     6,000,000         7,000,000         3,500,000
Other                                                                            16,110           122,150           161,398
                                                                           ------------------------------------------------
         Net cash from (used for) financing activities                       (1,343,388)        2,100,076          (628,408)
                                                                           ------------------------------------------------
         Net increase (decrease) in cash                                        332,623          (375,246)          514,751
Cash, beginning of year                                                         372,871           748,117           233,366
                                                                           ------------------------------------------------
Cash, end of year                                                          $    705,494      $    372,871      $    748,117
                                                                           ================================================
Supplemental cash flow information
Cash paid during the year for:
--------------------------------------------------------------------
Interest                                                                   $  1,125,763      $    866,619      $    591,090
                                                                           ================================================
Income taxes                                                               $  1,714,027      $  2,067,760      $  5,947,420
                                                                           ================================================
Noncash investing and financing activity:
--------------------------------------------------------------------
Capital lease renewal                                                      $  4,049,406                --                --
                                                                           ================================================

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

Consolidated Balance Sheets

                                                                           Dec. 25, 1999    Dec. 26, 1998
---------------------------------------------------------------------------------------------------------
Assets
-----------------------------------------------
Current Assets:
-----------------------------------------------
Cash                                                                       $    705,494     $    372,871
Receivables, less allowance of $2,874,088
   and $2,849,538, respectively                                              19,682,733       21,214,576
Inventories                                                                   4,505,779        4,707,280
Deferred income taxes                                                         2,418,107        2,021,509
Prepayments and other                                                            87,105          296,318
                                                                           -----------------------------
Total current assets                                                         27,399,218       28,612,554
                                                                           -----------------------------

Property, plant and equipment:
-----------------------------------------------
Land                                                                          1,097,987        1,097,987
Buildings and improvements                                                   32,695,695       30,066,377
Machinery and equipment                                                     136,600,926      128,198,745
                                                                           -----------------------------
                                                                            170,394,608      159,363,109
Less accumulated depreciation and amortization                              110,936,937      110,971,965
                                                                           -----------------------------
                                                                             59,457,671       48,391,144
                                                                           -----------------------------

Other assets:
-----------------------------------------------
Long-term receivables                                                        10,681,972       10,851,320
Deferred income taxes                                                        10,909,070       10,452,681
Spare parts inventory                                                         2,930,346        2,665,399
Miscellaneous                                                                   374,664          771,082
                                                                           -----------------------------
                                                                             24,896,052       24,740,482
                                                                           -----------------------------
                                                                           $111,752,941     $101,744,180
                                                                           =============================

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

                                                                                Dec. 25, 1999    Dec. 26, 1998
---------------------------------------------------------------------------------------------------------------
Liabilities
----------------------------------------------------------------------------
Current Liabilities:
----------------------------------------------------------------------------
Current portion of long-term debt                                               $         --     $    273,053
Current obligations under capital leases                                             196,240          325,873
Notes payable, banks                                                                 750,000        1,200,000
Accounts payable                                                                   4,120,600        4,204,211
Accrued payroll and employee benefits                                              5,881,791        6,687,408
Accrued income taxes                                                               1,723,385               --
Other                                                                                320,929           91,600
                                                                                -----------------------------
         Total current liabilities                                                12,992,945       12,782,145
                                                                                -----------------------------
Long-term debt, less current portion                                              17,000,000       13,500,000
                                                                                -----------------------------
Long-term obligations under capital leases, less current portion                   4,059,724          261,283
                                                                                -----------------------------
Accrued pensions and other liabilities                                            13,950,361       12,683,231
                                                                                -----------------------------
Post-retirement benefits other than pensions                                      18,328,367       18,160,785
                                                                                -----------------------------

Shareholders' Equity
----------------------------------------------------------------------------
Common stock, par value $.50 per share, and entitled to one vote per share:
         Authorized 15,000,000 shares, issued 9,116,483 shares                     4,558,243        4,558,243
Capital in excess of par value of stock                                           29,778,768       29,762,210
Retained earnings                                                                 27,968,811       27,021,836
                                                                                -----------------------------
                                                                                  62,305,822       61,342,289
Less:
----------------------------------------------------------------------------
Treasury stock, at cost:
         1,293,135 shares and 1,294,026 shares, respectively                      16,408,808       16,372,219
Management Stock Purchase Plan receivables and deferrals                             475,470          613,334
                                                                                -----------------------------
                                                                                  45,421,544       44,356,736
                                                                                -----------------------------
                                                                                $111,752,941     $101,744,180
                                                                                =============================

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

Consolidated Statements of Changes in Capital Accounts

                                         Dec. 25, 1999                 Dec. 26, 1998                  Dec. 27, 1997
--------------------------------------------------------------------------------------------------------------------
                                 Shares         Amount          Shares        Amount          Shares         Amount
--------------------------------------------------------------------------------------------------------------------
Common Stock:
Balance, beginning of year      9,116,483     $4,588,243      9,116,483     $4,558,243      9,111,358     $4,555,680
Issuances:
  Stock Option Plan                    --             --             --             --          5,125          2,563
                               -------------------------------------------------------------------------------------
Balance, end of year            9,116,483     $4,588,243      9,116,483     $4,558,243      9,116,483     $4,558,243
                               =====================================================================================

Capital in Excess of
  Par Value of Stock:
Balance, beginning of year                   $29,762,210                   $29,337,938                   $28,831,377
Issuances:
  Management Stock
     Purchase Plan                                 1,308                       116,975                        20,988
  Stock Option Plan                                9,221                         5,031                       466,192
Tax benefits related to
  Management Stock
  Purchase Plan and
  Stock Option Plan                                6,029                       302,266                        19,381
                               -------------------------------------------------------------------------------------
Balance, end of year                         $29,778,768                   $29,762,210                   $29,337,938
                               =====================================================================================

Treasury Stock:
Balance, beginning of year      1,294,026    $16,372,219      1,325,721    $16,738,364      1,369,317    $16,329,055
Management Stock
  Purchase Plan:
     Reissued                      (4,640)       (58,167)       (23,815)      (288,607)        (4,919)       (30,658)
     Reacquired                     7,180        101,645          3,245         39,580          1,847         14,743
Net shares reacquired
  (reissued) in
   connection with:
     Stock Option Plan             (3,431)        (6,889)       (11,125)      (117,118)       (41,608)       405,441
     5 for 4 Stock split in
       1997 - fractional shares        --             --             --             --          1,084         19,783
                               -------------------------------------------------------------------------------------
Balance, end of year            1,293,135    $16,408,808      1,294,026    $16,372,219      1,325,721    $16,738,364
                               =====================================================================================

Management Stock Purchase
   Plan Receivables and Deferrals:
Balance, beginning of year                      $613,334                      $351,250                      $416,368
Common stock issued                               59,475                       405,581                        51,647
Common stock repurchased                         (97,046)                      (43,370)                      (16,489)
Note payments and
amortization of
deferred compensation                           (100,293)                     (100,127)                     (100,276)
                               -------------------------------------------------------------------------------------
Balance, end of year                            $475,470                      $613,334                      $351,250
                               =====================================================================================

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Route Restructure and Payroll Tax Settlement Charges:

During the first quarter of 1999, the company discontinued forty-three route territories in certain areas not achieving appropriate levels of profitability, assigning most of those territories to certain other independent regional distributorships. As a result, the company incurred a charge of $950,000 resulting in a reduction in net income of $570,570 or $.07 per share, primarily relating to costs associated with the repurchase of some owner/operator territories as well as severance payments and other related costs. All the costs accrued under this charge have been satisfied.

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

2. Inventories:

Classification
Inventories are classified as follows:
                                      Dec. 25, 1999       Dec. 26, 1998
----------------------------------------------------------------------
Finished goods                          $744,336            $1,412,720
Work in progress                         568,416               621,459
Raw materials and supplies             3,193,027             2,673,101
                                      --------------------------------
                                      $4,505,779            $4,707,280
                                      ================================

Change in Accounting Method
During the third quarter of 1999, the company changed its method of determining the cost of its sugar and packaging supply inventories from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method. The change was made because the majority of the company's peer group uses the FIFO method, and the LIFO method had been adopted when the company conducted business in two different segments and had significant levels of volatile inventories related to the other segment. Recently, LIFO inventories have remained relatively stable or have been decreasing and the calculation of LIFO versus FIFO did not materially impact the financial statements. All previously reported results have been restated to reflect the retroactive application of this accounting change as required by generally accepted accounting principles. The aggregate effect of this restatement was an increase in beginning retained earnings as of December 28, 1996 of $272,000. The effect of this change was to increase net income in 1998 by $2,000 and decrease net income in 1997 by $19,000. There was no effect on net income during 1999.

3. Long-Term Receivables and Distribution Routes:
The majority of the company's sales distribution routes are owned by independent owner/operators who purchase the exclusive right to sell and distribute Tastykake products in defined geographical territories. The company maintains a wholly-owned subsidiary to assist in financing route purchase activities if requested by new owner/operators. Most route purchase activities involve transactions between existing and new independent owner/operators. At December 25, 1999 and December 26, 1998, notes receivable of $12,115,000 and $12,669,000, respectively, are included in current and long-term receivables in the accompanying consolidated balance sheets.

4. Notes Payable, Banks:
The company has credit arrangements with various banks under which it may borrow up to $41,000,000 primarily at or below the prime rate of interest. Of the $41,000,000, $11,000,000 is designated for short-term borrowings, while $30,000,000 is for use under a Revolving Credit Agreement (see Note 5). The company has agreed informally with the banks to provide compensating balances, or fees in lieu thereof; however, withdrawal of funds is not restricted.

Notes payable of $750,000 were outstanding at December 25, 1999 at an interest rate of 6.05%. Notes payable of $1,200,000 were outstanding at December 26, 1998 at an interest rate of 5.15%. The average outstanding borrowing during 1999 was $2,014,000 ($1,987,000 in 1998) and the average interest rate was 5.42% (5.85%
in 1998), calculated on the basis of the average daily balance. The maximum short-term borrowings by the company at any period end during 1999 aggregated $4,300,000 ($2,700,000 in 1998).

5.       Long-Term Debt:
Long-term debt consists of the following:

                                                                                    Dec. 25, 1999          Dec. 26, 1998
Revolving Credit Agreement, with interest at or below
the prime rate (6.92% at December 25, 1999)                                          $17,000,000            $13,500,000
Term Loan with interest at 8%, $4,374 principal and interest payments due
monthly. A final payment of $253,834 was made August 18, 1999.                                --                273,053
                                                                                    -----------------------------------
                                                                                      17,000,000             13,773,053
Less current portion                                                                          --                273,053
                                                                                    -----------------------------------
                                                                                     $17,000,000            $13,500,000
                                                                                    ===================================

In 1989, the company entered into a Revolving Credit Agreement (Agreement). On April 30, 1999, the Agreement was amended to permit a $10,000,000 increase in borrowings from $20,000,000 to $30,000,000. Borrowings under the Agreement bear interest at an annual rate equal to the prime rate, a CD rate, a LIBOR rate or a money market rate at the company's option. Under the Agreement, the company may borrow up to $30,000,000 until September 2002. However, the Agreement contains provisions which effectively allow the revolving credit period and maturity to be extended indefinitely upon approval of the bank. The Agreement, as amended, contains restrictive covenants which include provisions for maintenance of minimum earnings to funded debt, fixed charge coverage, current ratio and tangible net worth, and restrictions on total liabilities, guarantees, loans, investments and subsidiary debt.

The following schedule of future long-term debt principal payments as of December 25, 1999 is based on the stated maturity dates of the various long-term borrowings and does not reflect future extensions or refinancings.

                             2002            $17,000,000
                                             -----------
         Total principal payments            $17,000,000
                                             ===========

6. Obligations Under Capital Leases:

Obligations under capital leases consist of the following:
                                                                                         Dec. 25, 1999          Dec. 26, 1998
Capital lease obligation, with interest at 11%, payable in monthly installments
of $46,000 through June 2015                                                               $3,994,681              $254,771

Industrial development mortgage, with interest at 81/2%, payable in
monthly installments of $8,052 through February 2003.                                         261,283               332,385
                                                                                          ---------------------------------
                                                                                            4,255,964               587,156
Less current portion                                                                          196,240               325,873
                                                                                          ---------------------------------
                                                                                           $4,059,724              $261,283
                                                                                          =================================

On July 1, 1999, the company exercised its option to renew its lease for the 2801 Hunting Park Avenue building with the Tasty Baking Company Pension Plan for an additional 15 years. This building contains the company's principal production facilities. The initial lease term expired on June 30, 1999. The terms and conditions of the original lease will continue during the renewal period. In accordance with generally accepted accounting principles, the company remeasured its asset and related obligation based on the present value of the future minimum lease payments during the renewal period. This remeasurement is reflected in the company's financial statements at December 25, 1999 and resulted in an increase of $4,049,406 to both the fixed asset and the corresponding obligation at July 1, 1999.

7. Commitments and Contingencies:
The company leases certain plant and distribution facilities, machinery and automotive equipment under noncancelable lease agreements. The company expects that in the normal course of business, leases that expire will be renewed or replaced by other leases. Included therein is a lease with the Trustees of the Tasty Baking Company Pension Plan for property contributed to the plan. The net annual rental is subject to adjustment every three years to provide fair market rental to the Pension Plan and, accordingly, the net annual rental was adjusted effective July 1, 1999. The lease was renewed on July 1, 1999 for five additional three year periods. In addition, the company has an option to purchase the property at any time at its then fair market value. Property, plant and equipment relating to capital leases was $6,549,000 at December 25, 1999 and $5,801,000 at December 26, 1998 with accumulated amortization of $1,944,000 and $4,956,000, respectively. Depreciation and amortization of assets recorded under capital leases was $289,000 in 1999 and $267,000 in 1998 and 1997.

The following is a schedule of future minimum lease payments as of December 25, 1999:

                                                                              Noncancelable
                                                          Capital Leases    Operating Leases
-----------------------------------------------------------------------------------------
2000                                                           $648,627        $1,170,102
2001                                                            648,627           823,554
2002                                                            648,627           435,793
2003                                                            560,053           324,482
2004                                                            552,000           128,327
Later years                                                   5,244,000            31,407
                                                            -----------------------------
Total minimum lease payments                                 $8,301,934        $2,913,665
                                                                             ------------
Less interest portion of payments                             4,045,970
                                                            -----------
Present value of future minimum lease payments               $4,255,964
                                                            ===========

Rental expense was approximately $2,000,000 in 1999, $1,826,000 in 1998 and $1,396,000 in 1997.

In connection with a workers compensation insurance policy, the company has obtained a Standby Letter of Credit in the amount of $1,900,000 which is required by the insurance company in order to guarantee future payment of premiums.

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

8. Pension Costs:
The company participates in a funded noncontributory pension plan providing retirement benefits for substantially all employees. Benefits under this plan generally are based on the employees' years of service and compensation during the years preceding retirement. Net pension gains and losses in excess of 10% of the greater of the projected benefit obligation or the market value of the plan assets ("the corridor") are recognized in income in the year of occurrence.

The components of pension cost are summarized as follows:
                                                             1999                    1998                     1997
--------------------------------------------------------------------------------------------------------------------
Service cost-benefits earned during the year              $1,646,000              $1,439,000              $1,292,000
Interest cost on projected benefit obligation              5,114,000               4,913,000               4,910,000
Expected return on plan assets                            (6,077,000)             (5,946,000)             (5,469,000)
Prior service cost amortization                              (30,000)                (30,000)                (30,000)
Transition amount amortization                              (339,000)               (339,000)               (339,000)
                                                          ----------------------------------------------------------
Net amount charged to income                                $314,000                 $37,000                $364,000
                                                          ==========================================================


The following table sets forth the change in projected benefit obligation, change in plan assets, funded status of the pension plan and net liability recognized in the company's balance sheet at December 25, 1999 and December 26, 1998:

                                                                       1999                     1998
--------------------------------------------------------------------------------------------------------
Change in Projected Benefit Obligation
-------------------------------------------------
Projected benefit obligation, beginning of year                    $75,139,000              $72,376,000
Service cost                                                         1,646,000                1,439,000
Interest cost                                                        5,114,000                4,913,000
Actuarial (gain)loss                                                (5,796,000)                 785,000
Benefits paid                                                       (4,459,000)              (4,374,000)
                                                                 ---------------------------------------
Projected benefit obligation, end of year                          $71,644,000              $75,139,000
                                                                 =======================================

Change in Plan Assets
-------------------------------------------------
Fair value of plan assets, beginning of year                       $69,889,000              $67,806,000
Actual return on plan assets                                         5,049,000                6,457,000
Benefits paid                                                       (4,459,000)              (4,374,000)
                                                                 ---------------------------------------
Fair value of plan assets, end of year                             $70,479,000              $69,889,000
                                                                 =======================================

Net Liability Recognized in Balance Sheet
-------------------------------------------------
Funded status of plan, end of year                                 $(1,165,000)             $(5,250,000)
Unrecognized actuarial gain                                         (7,398,000)              (2,631,000)
Unrecognized prior service income                                     (104,000)                (134,000)
Unrecognized net transition asset                                     (678,000)              (1,016,000)
                                                                 ---------------------------------------
Net liability recognized in balance sheet, end of year             $(9,345,000)             $(9,031,000)
                                                                 =======================================

The actuarial present value of benefits and projected benefit obligations was determined using a discount rate of 7.50% for fiscal year 1999, 6.75% for fiscal year 1998 and 7.0% for fiscal year 1997. The expected long-term rate of return on assets was 9% and the rate of compensation increase used to measure the projected benefit obligation was 6% for fiscal years 1999, 1998 and 1997. Plan assets are invested in a diverse portfolio that primarily consists of equity and debt securities as well as certain real property with subsequent improvements and additions thereto.

9. Postretirement Benefits Other than Pensions:
In addition to providing pension benefits, the company also provides certain unfunded health care and life insurance programs for substantially all retired employees. These benefits are provided through contracts with insurance companies and health service providers. Effective January 1, 1996, the company amended its plan to provide health care benefits to retired employees' spouses. As a result, the unrecognized prior service cost amounted to $1,559,217 which is being amortized over a five year period using the straight line method. The net periodic postretirement benefit cost included the following components:

                                              1999                   1998                    1997
----------------------------------------------------------------------------------------------------
Service cost                                $314,000               $321,000                $303,000
Interest cost                                973,000                924,000                 901,000
Net amortization and deferral                 91,000                (58,000)               (220,000)
                                         ----------------------------------------------------------
Net amount charged to income              $1,378,000             $1,187,000                $984,000
                                         ==========================================================

The following table sets forth the change in projected benefit obligation, funded status of the postretirement benefit plan and the net liability recognized in the company's balance sheet at December 25, 1999 and December 26, 1998:

                                                                       1999                     1998
--------------------------------------------------------------------------------------------------------
Change in Projected Benefit Obligation
----------------------------------------------------
Projected benefit obligation, beginning of year                    $14,180,000              $13,210,000
Service cost                                                           314,000                  321,000
Interest cost                                                          973,000                  924,000
Actuarial (gain) loss                                                 (590,000)                 881,000
                                                                 ---------------------------------------
Benefits paid                                                       (1,210,000)              (1,156,000)
                                                                 =======================================

Projected benefit obligation, end of year                          $13,667,000              $14,180,000

Net Liability Recognized in Balance Sheet
----------------------------------------------------
Funded status of plan, end of year                                $(13,667,000)            $(14,180,000)
Unrecognized net gain                                               (4,997,000)              (4,623,000)
Unrecognized prior service cost                                        336,000                  642,000
                                                                 ---------------------------------------
Net liability recognized in balance sheet, end of year            $(18,328,000)            $(18,161,000)
                                                                 =======================================

The accumulated postretirement benefit obligation was determined using a weighted average discount rate of 7.5% in 1999, 6.75% in 1998 and 7.00% in 1997, and an assumed compensation increase rate of 6% was used for fiscal years ended 1999, 1998 and 1997. For 1999, the health care cost trend rates are anticipated to be 6.79% and 6.34% for indemnified health plans and HMO-type health plans, respectively, gradually declining to 5% in five years and remaining at that level thereafter. The health care cost trend rate assumptions have a significant effect on the amounts reported. For example, a 1% increase in the health care trend rate would increase the accumulated postretirement benefit obligation by $426,000 and $410,000 in 1999 and 1998, respectively and the net periodic cost by $56,000, $53,000 and $52,000 in 1999, 1998 and 1997, respectively. A 1%
decrease in the healthcare trend rate would decrease the accumulated postretirement benefit obligation by $376,000 and $373,000 in 1999 and 1998, respectively and the net periodic cost by $52,000 and $47,000 in 1999 and 1998, respectively.

10. Thrift Plan:
The Tasty Baking Company Thrift Plan (the Plan) permits participants to make contributions to the Plan on a pre-tax salary reduction basis in accordance with the provision of Section 401(k) of the Internal Revenue Code. The company contributes $1.00 for each $1.00 contributed by a participant up to a specified limit. Company contributions charged against income totaled $340,313 in 1999, $356,525 in 1998 and $355,077 in 1997. The Plan is administered under a Section 401(k) prototype plan sponsored by the Dreyfus Corporation. Under the Plan, the company's contributions are invested in Tasty Baking Company common stock, and participants may choose from a selection of mutual fund options offered by the Dreyfus Corporation for investment of their contributions. The company had 188,527 shares of its common stock reserved for possible issuance under the Plan at December 25, 1999.

11. Management Stock Purchase Plan:
The Management Stock Purchase Plan provides that common shares may be sold to management employees from time to time at prices designated by the Board of Directors (not less than 50% of the fair market value at date of grant) and under certain restrictions and obligations to resell to the company. During 1999 and 1998, a total of 4,640 and 23,815 shares of common stock was sold at 50% of fair market value at date of grant. The aggregate sales price of these shares was $29,616 and $203,013, respectively, for which collateral judgment notes were obtained to be paid in equal quarterly installments (not to exceed 40) with interest on the unpaid balance at 3.875% and 4% in 1999, and 4.25% in 1998. At December 25, 1999, a total of 931,567 common shares was authorized under the Plan, of which 213,323 shares remain available for issuance.

For accounting purposes, the difference between the fair market value of the stock at the date of grant and the purchase price, $29,859 in 1999 and $202,567 in 1998, represents compensation. The compensation is deferred and, together with the notes receivable, is shown as a deduction from shareholders' equity. The deferred compensation is amortized over a ten year period or the period the employees perform services, whichever is less. Amortization charged to income amounted to $54,711, $45,919 and $41,526, in 1999, 1998 and 1997, respectively.
In accordance with an Internal Revenue Service regulation, the company includes both the dividends paid on shares restricted under the Plan, and the difference between the purchase price of the stock at the date of the grant and the fair market value at the date the Plan restrictions lapse as employee compensation for federal income tax purposes. The tax benefits relating to the difference between the amounts deductible for federal income taxes over the amounts charged to income for book purposes have been credited to capital in excess of par value of stock.

12. Stock Option Plans:
Under the terms of the 1997 Long Term Incentive Plan, options to purchase a total of 375,000 common shares may be granted to key executives of the company. Options become exercisable in five equal installments beginning on the date of grant until fully exercisable after four years. The option price is determined by the Board and, in the case of incentive stock options, will be no less than the fair market value of the shares on the date of grant. Options lapse at the earlier of the expiration of the option term specified by the Board (not more than ten years in the case of incentive stock options) or three months following the date on which employment with the company terminates. The company also has options outstanding under the 1994 Long Term Incentive Plan, the 1991 Long Term Incentive Plan and the 1985 Stock Option Plan, the terms and conditions of which are similar to the 1997 Long Term Incentive Plan.

Transactions involving the Plans are summarized as follows:

                                               1999                     1998                      1997
                                                 Weighted-Average          Weighted-Average          Weighted-Average
                                        Shares    Exercise Price  Shares    Exercise Price   Shares   Exercise Price
Options outstanding at
  beginning of year                     488,750        $13.31     499,875        $13.26     508,750        $10.95
    Less: Exercises                     (15,625)        13.94     (11,125)        10.98    (165,375)        10.93
          Forfeitures                   (24,625)        13.39          --            --          --            --
                                  --------------------------------------------------------------------------------
                                        448,500                   488,750                   343,375
Granted                                 136,500         11.50          --            --     156,500         18.31
                                  --------------------------------------------------------------------------------
Outstanding at end of year              585,000        $12.86     488,750        $13.31     499,875        $13.26
                                  ================================================================================
Options exercisable at year-end         402,600                   327,350                   229,925

Range of exercise prices           $10.40 to $18.31          $10.40 to $18.31           $10.40 to $18.31
Weighted-average fair value of
  options granted during the year         $2.57                        --                     $3.56
Weighted-average remaining
  contractual life                     7.1 years                 7.4 years                  8.3 years

A summary of the status of options granted to the Directors by the company for the fiscal years 1999, 1998 and 1997 is presented below:

                                                 1999                   1998                       1997
                                                  Weighted-Average          Weighted-Average          Weighted-Average
                                         Shares    Exercise Price  Shares    Exercise Price   Shares   Exercise Price
Options outstanding at
  beginning of year                      96,342        $11.35      96,342        $11.35      96,342        $11.35
Granted                                  45,000         11.50          --            --          --            --
                                   ------------------------------------------------------------------------------
Outstanding at end of year              141,342        $11.40      96,342        $11.35      96,342        $11.35
                                   ==============================================================================
Options exercisable at year-end          94,092                    73,842                    62,592
Range of exercise prices           $11.00 to $11.60          $11.00 to $11.60           $11.00 to $11.60
Weighted-average fair value of
  options granted during the year         $2.57                        --                        --


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and certain weighted-average assumptions. The following assumptions were used for the 1999 employee grant: dividend yield of 3.34%, expected volatility of 26.18%, expected life of 5 years and risk-free interest rate of 5.11%. The following assumptions were used for the 1997 employee grant: dividend yield of 4.02%, expected volatility of 23.02%, expected life of 5 years and risk-free interest rate of 5.75%.

The company applies APB Opinion No. 25 and related interpretations in accounting for its plans and, accordingly, no compensation cost has been recognized for the stock option plans. Under Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" pro forma disclosures are required if no compensation cost is recognized. The calculated difference between the reported and pro forma net income amounts is $.02 per share for 1999, 1998 and 1997.

In addition, effective December 17, 1999, the Board of Directors approved a resolution to distribute 79,304 shares to executives and managers of the company as a conditional stock grant which expires December 17, 2002. The shares will be distributed to the executives and managers in one-third increments upon reaching the targeted stock prices of $12, $14 and $16. The stock must remain at each targeted level for a minimum of five consecutive days. Compensation expense is required to be recognized for the number of shares granted at the time the targeted stock price levels are reached.

13. Capitalization of Interest Costs:

The company capitalizes interest as a component of the cost of significant construction projects. The following table sets forth data relative to capitalized interest:

                                 1999            1998           1997
----------------------------------------------------------------------
Total interest                $1,307,147       $926,544       $593,906
Less capitalized interest        182,678        181,263         57,086
                             -----------------------------------------
Interest expense              $1,124,469       $745,281       $536,820
                             =========================================

14. Other Income, Net:
Other income, net consists of the following:
                          1999              1998              1997
----------------------------------------------------------------------
Interest income        $1,074,411        $1,193,699        $1,223,126
Rental income                  --                --           231,826
Other, net                206,630           413,121           152,570
                      -----------------------------------------------
                       $1,281,041        $1,606,820        $1,607,522
                      ===============================================

15. Provision for Income Taxes:
The provision for income taxes, at an effective rate of 34% in 1999, 34.1% in 1998, and 37.7% in 1997, differs from the amounts derived from applying the statutory U.S. federal income tax rate of 34% to income before provision for income taxes as follows:

                                        1999                1998                1997
----------------------------------------------------------------------------------------
Statutory tax provision              $2,526,884          $2,958,084          $3,302,365
State income taxes, net of
  federal income tax benefit            (20,087)             (7,119)            432,473
Other, net                               17,687              20,049             (70,241)
                                    ---------------------------------------------------
Provision for income taxes           $2,524,484          $2,971,014          $3,664,597
                                    ===================================================

Deferred income taxes represent the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end. Significant components of the company's deferred income tax assets (liabilities) are as follows:

                                                          1999                 1998
--------------------------------------------------------------------------------------
Postretirement benefits other than pensions            $7,672,822           $7,571,662
Pension and employee benefit costs                      5,353,511            5,054,697
Depreciation and amortization                          (2,654,302)          (2,601,863)
Vacation pay                                              929,157              940,148
Provision for doubtful accounts                         1,203,182            1,188,040
Other                                                     822,807              321,506
                                                     ---------------------------------
                                                       13,327,177           12,474,190
Less current portion                                    2,418,107            2,021,509
                                                     ---------------------------------
                                                      $10,909,070          $10,452,681
                                                     =================================

16. Net Income per Common Share:
The following is a reconciliation of the basic and diluted net income per common share computations:

                                                 1999              1998              1997
Net income per common share - Basic:
   Net income                                 $4,702,822        $5,729,232        $6,048,240
                                              ----------------------------------------------
   Weighted average shares outstanding         7,824,308         7,807,507         7,770,119
                                              ----------------------------------------------
   Basic per share amount                     $      .60        $      .73        $      .78
                                              ==============================================
Net income per common share - Diluted:
   Net income                                 $4,702,822        $5,729,232        $6,048,240
                                              ----------------------------------------------
   Weighted average shares outstanding         7,824,308         7,807,507         7,770,119
   Dilutive options                               40,517           145,367           125,803
                                              ----------------------------------------------
   Total diluted shares                        7,864,825         7,952,874         7,895,922
                                              ----------------------------------------------
   Diluted per share amount                   $      .60        $      .72        $      .77
                                              ==============================================

Options to purchase a total of 146,500 shares of common stock at a price of $18.3125 were outstanding in 1999. Options to purchase a total of 156,500 shares of common stock at a price of $18.3125 were outstanding in 1998 and 1997. None of these shares were included in the computation of the diluted per share amounts because the options' exercise prices were greater than the average market prices of the common shares.

17. Concentrations of Credit:
The company encounters, in the normal course of business, exposure to concentrations of credit risk with respect to trade receivables. This risk is limited due to the large number of customers comprising the company's customer base. Ongoing credit evaluations of customers' financial condition are performed and, generally, no collateral is required. The company maintains reserves for potential credit losses and such losses have not exceeded management's expectations.

Report of Independent Accountants

To the Shareholders and the
Board of Directors
Tasty Baking Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and retained earnings, changes in capital accounts and cash flows (page 12 and pages 18-30) present fairly, in all material respects, the financial position of Tasty Baking Company and subsidiaries as of December 25, 1999 and December 26, 1998, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 25, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 2 to the consolidated financial statements, the Company has restated prior year financial statements to give retroactive effect to the change in accounting for its sugar and packaging supply inventories from the LIFO method to the FIFO method.


/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 8, 2000

Directors and Officers

Directors                                       Officers
Philip J. Baur, Jr.                             Carl S. Watts
Retired Chairman of the Board                   Chairman, President and
                                                Chief Executive Officer
Carl S. Watts
Chairman, President and                         John M. Pettine
Chief Executive Officer                         Executive Vice President and
                                                Chief Financial Officer
Nelson G. Harris
Chairman of the Executive Committee             Daniel J. Decina
                                                Vice President, Finance
Fred C. Aldridge, Jr., Esq.
Attorney-at-law                                 Gary G. Kyle
                                                Vice President, Marketing and
G. Fred DiBona, Jr.                             National Sales
President and CEO,
Independence Blue Cross                         William E. Mahoney
                                                Vice President, Human Resources
James L. Everett, III
Retired Chairman of the Board,                  W. Dan Nagle
Philadelphia Electric Company                   Vice President, Route and
                                                Food Service Operations
John M. Pettine
Executive Vice President and                    Paul M. Woite
Chief Financial Officer                         Vice President, Manufacturing

Judith M. von Seldeneck                         Thomas M. Lubiski
Chief Executive Officer,                        Controller
Diversified Search Companies
                                                Eugene P. Malinowski
Committees of the Board                         Treasurer

Audit Committee                                 Ronald O. Whitford, Jr.
James L. Everett, III                           Secretary
         Chairman
                                                Edward J. Delahunty
Fred C. Aldridge, Jr.                           Assistant Controller
Philip J. Baur, Jr.
G. Fred DiBona, Jr.

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

Nominating Committee
Carl S. Watts
         Chairman
Philip J. Baur, Jr.
Nelson G. Harris

Transfer Agent
American Stock Transfer
& Trust Company
40 Wall Street 46th Floor
New York,  NY 10005

Stock Listing
New York Stock Exchange
Ticker symbol: TBC

Tasty Baking Company
2801 Hunting Park Avenue
Philadelphia, PA 19129
(215) 221-8500

TastyKare Department
1-800-33-TASTY

Tastykake On-Line
www.tastykake.com

All paper used in this annual
report meets or exceeds EPA
guidelines for paper containing
recovered materials.

Tasty Baking Company
2801 Hunting Park Avenue
Philadelphia, PA 19129
(215) 221-8500