Form 10-K, Exhibit 13
period 2000-12-30
TASTY BAKING CO
filed 2001-03-30
CIK 96412

Tasty Baking Company
                               2000 Annual Report




















                                       Solid strategies.
                                Solid results.

Contents
1
Financial Highlights

2
Letter to Shareholders

4
Operations Review

11
Financial Information

32
Directors and Officers


About Tasty

Tasty Baking Company, one of the nation's oldest and largest independent baking companies, is a leading producer of sweet baked goods. A baker of individual snack cakes and pies since 1914, Tasty has now entered the multi-serve market with the Classic Baked Goods line, including donuts, Danish pastry and large cakes and pies. Tasty has annual sales of $250 million and sells its products through supermarkets, convenience stores and mass merchandisers. Independent owner/operators distribute Tasty's products in the Mid-Atlantic core markets, accounting for 75% of revenues. An aggressive national distribution program is establishing Tasty brands outside the core market throughout the United States, Puerto Rico and Canada. Tasty operates three regional bakeries and markets its products under the Tastykake, Classic Baked Goods, Dutch Mill, Mrs. Bauer's Bakery, Aunt Sweetie's Bakery and Snak n' Fresh brands. Tasty Baking Company is listed on the New York Stock Exchange under the symbol TBC.


[GRAPHICS OMITTED]

Financial Highlights


For the Year                         2000                      1999(a)
-------------------------------------------------------------------------
Gross Sales                      $249,690,639              $226,350,463
Net Sales                        $164,283,260              $150,661,637
Net Income                       $  8,143,540              $  4,702,822
Average Number of
    Common Shares Outstanding:
         Basic                      7,836,591                 7,824,308
         Diluted                    7,861,069                 7,864,825
Per Share of Common Stock:
    Net Income:
             Basic               $       1.04              $        .60
             Diluted             $       1.04              $        .60
    Cash Dividend                $        .48              $        .48

At the Year End                      2000                      1999
-------------------------------------------------------------------------
Total Assets                     $112,192,217              $111,752,941
Working Capital                  $ 15,474,123              $ 14,406,273
Current Ratio                      2.03 to 1                 2.11 to 1
Shareholders' Equity:
    Amount                       $ 50,173,678              $ 45,421,544
    Per Share of Common Stock    $       6.40              $       5.81



(a) During the first quarter of 1999, the company incurred a $950,000 route restructuring charge related to its decision to discontinue route territories in certain areas that were not achieving appropriate levels of profitability. The after-tax effect of this charge was $570,570 or $.07 per share. Also during the first quarter of 1999, the company incurred an after-tax charge of $204,709 or $.03 per share related to an accounting change that required the write-off of start-up costs.




                                     Tasty Banking Company 2000 Annual Report 1

[GRAPHIC OMITTED]
(photo caption)
Carl S. Watts
Chairman, President and
Chief Executive Officer


To Our Shareholders

I'm pleased to report that fiscal year 2000 was an excellent year for our Company as a combination of inter-related strategies began to produce solid results. In 2000, we attained the levels of growth and profitability our shareholders expect and deserve, and we're confident that this performance will continue.

Today the market for sweet baked goods is changing rapidly, and remains extremely competitive. Supermarkets, convenience stores and mass merchandisers are consolidating. Distribution patterns are shifting. Consumer tastes are evolving to conform to hectic lives and busy schedules.

At a time when it's difficult to predict the future with precision, Tasty's strategies are designed to give us flexibility to respond to change and seize opportunities.

Several important factors contributed to significant increases in revenue and income during 2000.

o In 1999, we improved our owner/operator route system by eliminating unprofitable route territories. As a result, sales and profitability in our Mid-Atlantic core market increased in 2000.

o Our investments in production capacity, bakery modernization and information technology began to pay off in increased efficiency and productivity.

o Drawing on the experience gained in successful relationships with several large customers, our national sales are gaining momentum. New products, innovative packaging and a range of distribution options give Tasty the ability to custom-design marketing programs that meet the individual requirements of our national customers. Our ability to create distribution and merchandising solutions contributed to a 20% increase in national account sales.

In addition, we began important initiatives in 2000 that are expected to contribute to continued growth in 2001 and beyond.

o In January 2001, we re-launched and expanded the Classic Baked Goods line. With more products, we can now support separate display space in many stores and compete head-to-head in the multi-serve category. This is a major additional market for Tasty and an outstanding opportunity for our owner/operators.

o In September 2000, our first Tastykake Thrift Outlet opened in Northeast Philadelphia, followed by openings in Cinnaminson, Vineland, and Egg Harbor, New Jersey. Sixteen additional thrift stores are set to open throughout the Mid-Atlantic region by the end of 2001. The outlets offer value-conscious consumers an opportunity to purchase quality thrift products at substantial discounts. By allowing us to recoup part of the cost of these products, the thrift outlets support the expansion of the Classic Baked Goods line and reduce the risks associated with new product development.

o The modernization of our Hunting Park bakery continues, and we're adding a new fryer line at our Oxford facility to keep pace with increasing demand. This strategy of continuous improvement in our manufacturing capabilities, combined with the management information provided by our new information technology system, gives us the flexibility to adjust capacity as the needs of our customers change and sales continue to grow.

These strategies provide the foundation required for strong and consistent financial performance.

Financial Highlights

o Gross sales increased 10.3% to $249,691,000, up from $226,350,000 last year.

o    Net sales were $164,283,000, which compares to $150,662,000 in 1999.

o Net income rose to $8,144,000 or $1.04 per share, compared with $4,703,000 or $.60 per share last year.

o At year-end 2000, our total assets were $112,192,000, which compares to $111,753,000 in 1999.

o    Total debt fell to $19,260,000 from $22,006,000 last year.

o    Shareholders' equity was $50,174,000, compared to $45,422,000 at year-end
     1999.

Transitions
Our company also benefits in many ways from the broad experience and wise counsel of an outstanding Board of Directors. In a key transition, Lee Everett retired in December following 30 years of exceptional service. Ronald J. Kozich, retired Managing Partner of Ernst & Young LLP, Philadelphia, was elected to succeed Lee on the Board. In addition, Nelson Harris will retire from the Board following the April 2001 shareholders' meeting. As many of you know, Nelson's service to Tasty spans 31 years as a Board member and as a key player on our senior management team. We thank both Lee and Nelson for their hard work in helping to build the successful company we know today.

Outlook

As Tasty enters 2001, we remain focused on the need for solid, predictable and sustainable growth in sales and profits. We feel very good about our prospects.

First, we produce cakes, pies and other baked goods that people want to buy because they taste great and they're readily available, especially in our core markets. There's just no substitute for the quality represented by the Tasty brands!

Second, we've dramatically increased our growth potential in our core markets with the expansion of the Classic Baked Goods line. While we know the competition will be intense, our people - especially our owner/operators - are prepared for the challenge.

Third, we expect continued rapid growth in national account sales. Consolidation among mass merchandisers, supermarkets and convenience stores means fewer wholesale customers, each with far greater potential. Our ability to customize marketing programs to address individual needs helps build long-term relationships and minimize downside risks.

Finally, we've developed a set of strategies that share a common characteristic in that they provide the tools required to transform change into opportunity ... and opportunity into profit. Our success depends not on the vagaries of a turbulent marketplace, but on the talent, energy and enthusiasm of our employees, our owner/operators and our management team.

We look forward to 2001 with quiet confidence and anticipation of another successful year.


/s/ Carl S. Watts
Carl S. Watts
Chairman, President and
Chief Executive Officer


                                     Tasty Banking Company 2000 Annual Report 3

Operations Review

Direct Store Delivery Markets

In our core route markets in the Mid-Atlantic states, independent owner/operators deliver Tasty products directly to our customers and maintain our displays on the store shelves.

[GRAPHIC OMITTED]
(photo captions)
Tastykake products earned their place in the consumer's shopping cart as the result of high quality, broad selection, carefully targeted promotion and competitive pricing.

Product categories include:
o Single-serve snack products, Tasty's traditional product category, including cakes, pies, donuts, snack bars and cookies.

o Classic Baked Goods, Tasty's newly repositioned line of multi-serve products.

In addition, in 2000 we began introducing a network of Tastykake Thrift Outlets throughout the Mid-Atlantic region.

In 2000, Tasty achieved an 8% increase in net sales in our Direct Store Delivery markets and a significant contribution to profit.

Single-Serve Snack Products
The local market knowledge of our owner/ operators was supported by aggressive trade promotion and creative pricing strategies. This effort resulted in an increase in unit sales in 2000, a significant achievement in markets where we already command high market share. Ongoing face-to-face contact with our customers creates strong, trusting relationships - a key competitive advantage as we begin new marketing initiatives.

In addition, in 2000 we reaped the benefits of our decision the previous year to restructure our route system - discontinuing and consolidating 43 marginally profitable territories. While initially disruptive, these changes established a foundation for renewed growth in our core markets.

Our challenge in 2001 lies in developing new ways to maintain significant sales growth in markets where Tasty already commands a prominent position. Our solution is a newly repositioned product line that supplements our leadership in snack cakes and allows us to enter what is essentially a new business.

Classic Baked Goods
In April 1999, we introduced the Classic Baked Goods line with our first multi-serve products - scaled-up versions of Tastykake favorites like Butterscotch Krimpets, Chocolate Cupcakes, and Coconut Juniors. In September 1999, we added large, family-size versions of our popular snack pies.

Feedback from the marketplace was clear. People liked the products. Stores liked the products. Unfortunately, the line wasn't broad enough to justify a separate display area. As a result, the new products tended to consume precious display space on the snack cake shelves, where they were difficult to display.

In addition, our research revealed strong consumer demand and enormous growth potential, allowing us to leverage both the broad appeal of the Tastykake brand and the sales and marketing know-how of our owner/operators.

As a result, in January 2001, we re-launched and expanded the Classic Baked Goods line so it could stand on its own, command its own display, and compete effectively in the multi-serve product category. The re-launch included an in-depth analysis comparing every product to competing products to meet the competition at popular price points.



                                     Tasty Banking Company 2000 Annual Report 5

For the first time, Tasty has established a strong presence in the multi-serve category - with products suitable for breakfast, lunch, dinner and special occasions.

Classic Baked Goods now includes 28 products, including multi-serve cakes and pies, donuts and donut holes, loaf cakes, cookies, Danish pastry and apple strudel. In addition, 19 seasonal and specialty products are rotated in and out of the line to maintain variety.

In supermarkets where separate display space is available, Tasty now competes directly with the previously unchallenged market leader. In smaller outlets, products in the Classic Baked Goods line can be integrated with our snack cakes, guided by the experience and judgment of our owner/operators.

Clearly, "We're not just snack cakes anymore!"


[GRAPHICS OMITTED]

[GRAPHICS OMITTED]
(photo caption)
The re-launch of Classic Baked Goods marks Tasty's entry into a new product category full of growth potential.

Products include cakes and pies, donuts and donut holes, loaf cakes, cookies, Danish pastry and apple strudel.





                                     Tasty Banking Company 2000 Annual Report 7

[GRAPHICS OMITTED]
(photo caption)
Kirbee the Krimpet was a star attraction at the grand opening of the Tastykake Thrift Outlet in Cinnaminson, New Jersey.




Tastykake Thrift Outlets
On September 23, 2000, a grand opening celebration heralded our first Tastykake Thrift Outlet in Northeast Philadelphia. This new sales channel provides an opportunity for value-conscious consumers to purchase quality thrift products at 40% to 75% of the regular retail price.

In 2000, we opened additional thrift outlets in Cinnaminson, Vineland, and Egg Harbor, New Jersey. In fiscal 2001, we will expand the network to include outlets in Trenton, New Jersey; Wilmington, Delaware; and Allentown, Philadelphia (Progress Plaza), Delaware County, Reading, Dickson City, Lancaster and Wilkes Barre, Pennsylvania. We expect to have 20 outlets up and running throughout the Direct Store Delivery market area by the end of the first half of 2001.

The thrift outlets are an integral part of our Classic Baked Goods strategy, where the product volume required to maintain a broad selection in stores often results in increased stale volume for certain products. The outlets allow us to recoup a portion of the cost of these products which were previously discarded. Initial results show that the thrift outlets are popular with consumers.

Tasty Baking Company
National Sales

[Bar chart omitted]
                         1996             1997             1998             1999             2000
Frozen                   $7.4             $9.6            $12.7            $16.1            $29.4
Vending                 $17.2            $18.3            $18.1            $16.7            $16.0
Distributors             $9.1            $12.1            $13.8            $16.4            $14.1


National Sales
Sales outside our core markets remain an important growth opportunity as we continue to develop our brand nationally.

Market forces are tending to work in our favor as a national market evolves in which awareness of our company and the quality of our products is widespread. At the same time, rapid changes in the supermarket, convenience store and mass merchandise industries require us to proceed with caution.

The supermarket industry continues to consolidate. In fact, the top five U.S. retail chains now account for approximately 40% of total U.S. food dollars. Increasingly, national and regional food retailers are adopting a business model emphasizing low cost and high consumer value. At the same time, mass merchandisers and limited assortment retailers are commanding a greater share of food sales.

A turbulent marketplace requires flexible strategies and a range of product, packaging, distribution and merchandising options. One advantage of consolidation is our ability to sell directly to the major supermarket chains. Our products are shipped frozen and warehoused by the customer until needed, at which time they are priced and date coded for freshness. Products are delivered directly to the stores on the customer's own trucks. Our challenge is to adapt our sales, marketing and merchandising systems to fit each customer's unique distribution system.

We will continue to concentrate on individual customer needs rather than a one-size-fits-all strategy. Growth is essential, but equally important are stable, long-term customer relationships.

[GRAPHIC OMITTED]
(photo caption)
Pallets of Honey Buns are shipped frozen to a national customer. The customer thaws the products as needed for delivery to local stores.

                                     Tasty Banking Company 2000 Annual Report 9

Capitalizing on Knowledge
Growth in a changing marketplace requires a unique combination of facilities, equipment and talented employees - allowing us to remain flexible in meeting the needs of a diverse customer base.

Our bakery modernization program began in 1999 with the installation of four state-of-the-art production lines on the sixth floor of our Hunting Park bakery. That effort has evolved into a strategy of continuous improvement. In 2000, we successfully converted two of four production lines on the third floor of the Hunting Park bakery. This modernization program will continue.

Our new Oxford bakery adds enormous flexibility to our manufacturing operations. In 2001, we're adding a third production line - a second fryer line to keep pace with increased sales of donuts and honeybuns, key products in national account sales.

The improvement and expansion of our manufacturing capabilities, coupled with the benefits of our new information technology system, allow us to manage our operations with far greater flexibility and efficiency.

Likewise, Tasty's success depends on the teamwork of more than 965 dedicated employees, representing many disciplines in all our departments - Finance, Human Resources, Information Technology, Laboratory, Legal, Manufacturing, Marketing, Purchasing and Sales. Their talents are vital for Tasty's continued growth and represent a decisive competitive advantage.


[GRAPHIC OMITTED]
(photo caption)
The wrapping unit is an important part of the state-of-the-art production line at Tasty's Hunting Park facility. The line produces 258 packages per minute... in just 30 minutes from batter to box.

Financial Information

Management's Review
12
Summary of Significant Accounting Policies

13
Management's Analysis

16
Quarterly Summary

17
Five Year Selected Financial Data

Consolidated Financial Statements
18
Operations and Retained Earnings

19
Cash Flows

20
Balance Sheets

22
Changes in Capital Accounts

23
Notes to Consolidated Financial Statements

31
Report of Independent Accountants






                                     Tasty Banking Company 2000 Annual Report 11

Management's Review

Summary of Significant Accounting Policies
Fiscal Year
The company and its subsidiaries operate under a 52-53 week fiscal year, ending on the last Saturday of December.

Basis of Consolidation
The consolidated financial statements include the accounts of the company and its subsidiaries. Intercompany transactions are eliminated.

Use of Estimates
Certain amounts included in the accompanying consolidated financial statements and related foot- notes reflect the use of estimates based on assumptions made by management. These estimates are made using all information available to management, and management believes that these estimates are as accurate as possible as of the dates and for the periods that the financial statements are presented. Actual amounts could differ from these estimates.

Revenue Recognition
Revenue is recognized when title and risk of loss pass, which is upon receipt of goods by the customer.

Shipping and Handling Costs
The company does not bill customers for shipping and handling of product. These costs are included as a part of selling, general and administrative expense.

Inventory Valuation
Inventories are stated at the lower of cost or market, cost being determined using the first-in, first-out (FIFO) method.

Property and Depreciation
Property, plant and equipment are carried at cost. Costs of major additions, replacements and better-ments are capitalized and maintenance and repairs which do not improve or extend the life of the respective assets are charged to income as incurred. When property is retired or otherwise disposed of, the cost of the property and the related accumulated depreciation are removed from the accounts and any resulting gains or losses are reflected in income for the period. Depreciation is computed by the straight-line method over the estimated useful lives of the assets. For income tax purposes, accel-erated depreciation methods are used.

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

Net Income Per Common Share
Net income per common share is presented as basic and diluted earnings per share. Net income per common share - Basic is based on the weighted average number of common shares outstanding dur-ing the year. Net income per common share - Diluted is based on the weighted average number of common shares and dilutive potential common shares outstanding during the year.

Management's Analysis
Results of Operations
Net income for the fiscal year ended December 30, 2000 was $8,143,540 or $1.04 per share. Net income for the fiscal year ended December 25, 1999 was $4,702,822 or $.60 per share. Included in net income for 1999 were two non-recurring charges. During the first quarter of 1999, the company discontinued forty-three route territories in certain areas not achieving appropriate levels of profitability, assigning most of those territories to certain other independent regional distributorships. This decision resulted in an after-tax charge of $570,570 or $.07 per share, primarily related to costs associated with the repurchase of some owner/operator territories as well as employee severance payments and other related costs. Also during the first quarter of 1999, the company adopted a new accounting regulation, which required the write-off of the remaining start-up costs pertaining to the company's Oxford facility. This charge was reflected as a cumulative effect of a change in accounting principle which resulted in an after-tax charge to net income in the amount of $204,709 or $.03 per share. After eliminating the effect of these two non-recurring charges, the comparable 1999 results were $5,478,101 or $.70 per share. Net income for the fiscal year ended December 26, 1998 was $5,729,232 or $.72 per share.

Gross sales increased in 2000 to $249,690,639 from $226,350,463 in 1999, representing an increase of 10.3%. The increase can be attributed to our national sales expansion efforts, more aggressive promotions, and a full year of restored production capabilities after the completion in 1999 of the first phase of the bakery modernization project. Also, price increases implemented during the fourth quarter of 2000 had a minor effect on the increase in gross sales relative to 1999. Gross sales decreased in 1999 to $226,350,463 compared to $228,453,285 in 1998, representing a decrease of .9%. Diminished production capabilities during the implementation of the first phase of the bakery modernization project, reduced promotions, and competitive pressures caused a negative sales trend in the first three quarters that reversed during the fourth quarter of 1999.

Net sales were $164,283,260 in 2000 compared to $150,661,637 in 1999, representing an increase of 9.0%. The percentage increase was slightly lower than the percentage increase in gross sales mostly due to increased promotions. Net sales were $150,661,637 in 1999 compared to $150,729,377 in 1998. Sales remained relatively flat because a decrease in promotional activity offset the decrease in gross sales in 1999.

Cost of sales as a percentage of gross sales was 42.2%, 42.3% and 40.8% in 2000, 1999 and 1998, respectively. The slight decrease in 2000 compared to 1999 can be attributed to a price increase instituted in the 4th quarter of 2000 and plant efficiencies, partially offset by increased energy costs. The cost of sales percentage in 1999 increased compared to 1998, as a result of some permanent and temporary selling price reductions, inefficiencies resulting from the adaptation to new production equipment, the sale of large cake at a lower profit margin than our core products, and the write-off of certain obsolete packaging due to product changes. During 1999, the company also refined the way it allocated various building expenses resulting in a decrease in selling, general and administrative expenses and a corresponding increase in cost of sales.


                                     Tasty Banking Company 2000 Annual Report 13

Selling, general and administrative expenses in 2000 decreased $2,187,721 or 5.6% compared to 1999 mostly due to a decrease in advertising expense. Selling, general and administrative expenses in 1999 decreased $2,995,588 or 7.1% compared to 1998. Most of the decrease was in selling expense resulting from savings related to the route restructure. In addition, amounts spent on new package designs, consulting fees and handheld computer equipment repairs decreased in 1999. Selling expense also benefited from the re-allocation of various building expenses to cost of sales.

Shipping and handling costs are a component of selling, general and administrative expense and were approximately $7,000,000, $6,800,000 and $6,900,000 for the years 2000, 1999 and 1998, respectively.

Depreciation expense in 2000 increased $743,216 or 10.6% compared to 1999 due to the recognition of a full year of depreciation relative to the bakery modernization project and the new computer system. Depreciation expense in 1999 increased $365,652 or 5.5% compared to 1998 due to the implementation of the bakery modernization project and new computer system.

Other income, net increased by $139,516 in 2000 compared to 1999 as a result of an increase in interest income from owner/operators and a gain on the sale of equipment. Other income, net decreased by $325,779 in 1999 compared to 1998 as a result of a decrease in interest income from owner/operators and other miscellaneous income.

Interest expense in 2000 increased compared to 1999 due to higher average interest rates partially offset by lower average borrowing levels. Interest expense in 1999 increased compared to 1998 principally due to higher average borrowing levels.

The effective tax rates were 36.1%, 34% and 34.1% in 2000, 1999 and 1998, respectively, which compare to a federal statutory rate of 34%. The difference between the effective rate and the statutory rate for 2000 was principally due to the effect of state income taxes. The 1999 and 1998 effective rates were essentially the same as the federal statutory rate as a result of state income taxes being offset by tax benefits arising from passive income and certain permanent differences.

During 2000, the company evaluated SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". Based on this evaluation, the company does not expect an impact on its consolidated results of operations, financial position, cash flows or disclosure requirements.

Financial Condition
Historically, the company's ability to generate sufficient amounts of cash has primarily come from operations. Bank borrowings, under various lines of credit arrangements, are used to supplement cash flow from operations during periods of cyclical shortages.

Net cash from operating activities in 2000 decreased by $2,300,357 to $13,198,575 from $15,498,932 in 1999. The decrease principally resulted from an increase in accounts receivable, inventories and prepayments offset by an increase in deferred taxes and bad debts. A decrease in accrued pensions also contributed to the reduction of net cash from operating activities for 2000.

Capital expenditures totaled $8,116,213 in 2000. These expenditures were made primarily for the continued upgrade of the bakery's production equipment and for the computer system, and were funded totally from operating activities. The excess cash from operating activities and proceeds from the excess of owner/operator loan payments over new loans were used to fund dividend payments of $3,760,457 and reduce net bank borrowings.

Net cash from operating activities in 1999 increased by $7,065,851 to $15,498,932 from the 1998 amount of $8,433,081. A majority of the increase can be attributed to a decrease in accounts receivable during 1999 relative to an increase during 1998. The increase can also be attributed to payment of the IRS settlement in the first quarter of 1998, which was accrued for in 1997, and an increase in accrued income taxes. These favorable changes were slightly offset by the decrease in net income and the change in the deferred tax asset. Net cash from operating activities was used to fund dividend payments of $3,755,847 and the majority of the capital expenditures.

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

The company anticipates that cash flow from operating activities will improve in 2001, and with the continued availability of bank lines of credit, the Revolving Credit Agreement and other long-term financing, sufficient cash will be available for planned capital expenditures and other operating and financial requirements.



                                     Tasty Banking Company 2000 Annual Report 15

Quarterly Summary (Unaudited)

Summarized quarterly financial data (in thousands of dollars except for per share amounts) for 2000 and 1999 is as follows:

                                            First         Second              Third              Fourth                Year
-------------------------------------------------------------------------------------------------------------------------------
2000
Gross sales                            $   61,148      $   62,899          $   60,572         $   65,072          $   249,691
Net sales                                  40,343          41,718              39,856             42,366              164,283
Gross profit (after depreciation)          12,484          13,519              11,801             13,426               51,230
Net income                                  2,023           2,224               1,391              2,506                8,144
Per share of common stock:
         Net income:
                  Basic                       .26             .28                 .18                .32                 1.04
                  Diluted                     .26             .28                 .18                .32                 1.04
         Cash dividends                       .12             .12                 .12                .12                  .48
Market prices:
         High                               11.19           12.27               13.43              14.61                14.61
         Low                                 7.92            9.20               10.43              10.43                 7.92
1999(a)
Gross sales                            $   57,146      $   56,769          $   53,765         $   58,670          $   226,350
Net sales                                  37,853          38,504              35,634             38,671              150,662
Gross profit (after depreciation)          12,435          12,529              10,562             12,423               47,949
Net income                                    322           1,392                 724              2,265                4,703
Per share of common stock:
         Net income:
                  Basic                       .04             .18                 .09                .29                  .60
                  Diluted                     .04             .18                 .09                .29                  .60
         Cash dividends                       .12             .12                 .12                .12                  .48
Market prices:
         High                               15.38           13.13               12.75              13.38                15.38
         Low                                11.50           11.13               10.31               8.44                 8.44


Each quarter consists of thirteen weeks except for the fourth quarter of 2000 which consists of fourteen weeks. The market prices of the company's stock reflect the high and low price by quarter as traded on the New York Stock Exchange. The approximate number of holders of record of the company's common stock (par value $.50 per share) as of February 12, 2001 was 2,800.

(a) Includes after-tax charges to net income in the first quarter of $570,570 or $.07 per share resulting from a route restructuring and $204,709 or $.03 per share related to an accounting change that required the write-off of start-up costs.

Five Year Selected Financial Data

All amounts presented are in thousands except for per share amounts.

                                                2000            1999(a)             1998            1997(b)             1996
-------------------------------------------------------------------------------------------------------------------------------
Operating Results
         Gross Sales                        $249,691          $226,350          $228,453          $222,054          $212,509
         Net Sales                          $164,283          $150,662          $150,729          $149,292          $146,718
         Net Income                         $  8,144          $  4,703          $  5,729          $  6,048          $  6,322

Per Share Amounts
         Net Income:
                  Basic                     $   1.04          $    .60          $    .73          $    .78          $    .82
                  Diluted                   $   1.04          $    .60          $    .72          $    .77          $    .82
         Cash Dividends                     $    .48          $    .48          $    .48          $   .456          $   .448
         Shareholders' Equity               $   6.40          $   5.81          $   5.67          $   5.37          $   5.06
-------------------------------------------------------------------------------------------------------------------------------

Financial Position
         Working Capital                    $ 15,474          $ 14,406          $ 15,830          $ 10,737          $ 10,432
         Total Assets                       $112,192          $111,753          $101,744          $ 94,572          $ 87,700
         Long-term Obligations              $ 16,843          $ 21,060          $ 13,761          $  8,360          $  6,434
         Shareholders' Equity               $ 50,174          $ 45,422          $ 44,357          $ 41,848          $ 39,179
         Shares of Common Stock
                  Outstanding                  7,845             7,823             7,822             7,791             7,742
-------------------------------------------------------------------------------------------------------------------------------

Statistical Information
         Capital Expenditures, Net          $  7,907          $ 10,170          $ 10,155          $ 10,439          $ 12,479
         Depreciation                       $  7,759          $  7,016          $  6,650          $  7,215          $  7,268
         Average Common Shares
                  Outstanding:
                           Basic               7,837             7,824             7,808             7,770             7,734
                           Diluted             7,861             7,865             7,953             7,896             7,734
-------------------------------------------------------------------------------------------------------------------------------

(a) Net income and per share amounts include an after-tax charge to net income of $570,570 or $.07 per share resulting from a route restructuring. Also included is an after-tax charge of $204,709 or $.03 per share related to an accounting change that required the write-off of start-up costs. Long-term obligations reflect the renewal of a capital lease with the trustees of the company pension plan (see note 6).

(b) Net income and per share amounts include an after-tax charge of $1,171,170 or $.15 per share resulting from a settlement with the IRS concerning payroll taxes for the company's independent owner/operators for tax years 1990-1997 and related expenses.

                                     Tasty Banking Company 2000 Annual Report 17

Consolidated Financial Statements
Tasty Baking Company and Subsidiaries

Consolidated Statements of Operations and Retained Earnings
                                                          53 Weeks Ended       52 Weeks Ended     52 Weeks Ended
                                                           Dec. 30, 2000        Dec. 25, 1999      Dec. 26, 1998
----------------------------------------------------------------------------------------------------------------
Operations
-----------------------------------------------------
Gross Sales                                                $ 249,690,639       $ 226,350,463       $ 228,453,285
Less discounts and allowances                                (85,407,379)        (75,688,826)        (77,723,908)
                                                        --------------------------------------------------------
Net sales                                                    164,283,260         150,661,637         150,729,377
                                                        --------------------------------------------------------
Costs and expenses:
-----------------------------------------------------
Cost of sales                                                105,294,026          95,696,570          93,233,974
Depreciation                                                   7,759,345           7,016,129           6,650,477
Selling, general and administrative                           37,106,910          39,294,631          42,290,219
Restructure charge                                                    --             950,000                  --
Interest expense                                               1,540,242           1,124,469             745,281
Provision for doubtful accounts                                1,250,385             428,864             716,000
Other income, net                                             (1,420,557)         (1,281,041)         (1,606,820)
                                                        --------------------------------------------------------
                                                             151,530,351         143,229,622         142,029,131
                                                        --------------------------------------------------------
Income before provision for income taxes                      12,752,909           7,432,015           8,700,246
                                                        --------------------------------------------------------
Provision for income taxes:
-----------------------------------------------------
Federal                                                        2,562,171           3,113,669           2,229,187
State                                                           (269,625)            319,140             240,716
Deferred                                                       2,316,823            (908,325)            501,111
                                                        --------------------------------------------------------
                                                               4,609,369           2,524,484           2,971,014
                                                        --------------------------------------------------------
Income before cumulative effect of a change
         in accounting principle                               8,143,540           4,907,531           5,729,232
Cumulative effect of a change in accounting principle
         for start-up costs                                           --            (204,709)                 --
                                                        --------------------------------------------------------
Net income                                                     8,143,540           4,702,822           5,729,232
-----------------------------------------------------
Retained Earnings
-----------------------------------------------------
Balance, beginning of year                                    27,968,811          27,021,836          25,041,362
Cash dividends paid on common shares
         ($.48 per share in 2000, 1999 and 1998)              (3,760,457)         (3,755,847)         (3,748,758)
                                                        --------------------------------------------------------
Balance, end of year                                       $  32,351,894       $  27,968,811       $  27,021,836
                                                        ========================================================
Per share of common stock:
Income before cumulative effect of a change
         in accounting principle:
         Basic                                             $        1.04       $         .63       $         .73
         Diluted                                           $        1.04       $         .62       $         .72
Cumulative effect of a change in accounting
         principle for start-up costs:
         Basic and Diluted                                            --       $        (.03)                 --
                                                        --------------------------------------------------------
Net income:
         Basic                                             $        1.04       $         .60       $         .73
                                                        ========================================================
         Diluted                                           $        1.04       $         .60       $         .72
                                                        ========================================================


See accompanying summary of significant accounting policies and notes to consolidated financial statements.

Consolidated Statements of Cash Flows

                                                                           53 Weeks Ended    52 Weeks Ended   52 Weeks Ended
                                                                           Dec. 30, 2000     Dec. 25, 1999    Dec. 26, 1998
------------------------------------------------------------------------------------------------------------------------------
Cash flows from (used for) operating activities
---------------------------------------------------------------------
Net income                                                                 $  8,143,540      $  4,702,822      $  5,729,232
Adjustments to reconcile net income to net cash
         provided by operating activities:
         Depreciation                                                         7,759,345         7,016,129         6,650,477
         Provision for doubtful accounts                                      1,250,385           428,864           716,000
         Cumulative effect of a change in accounting principle                       --           204,709                --
         Deferred taxes                                                       2,316,823          (908,325)          501,111
         Other                                                               (2,153,667)        1,286,084         1,227,116
Changes in assets and liabilities:
         Decrease (increase) in receivables                                  (2,339,505)        1,102,979        (3,269,165)
         Decrease (increase) in inventories                                  (1,424,770)          201,501          (975,626)
         Decrease (increase) in prepayments and other                          (948,500)          209,213           (94,620)
         Increase (decrease) in accrued payroll, accrued income taxes,
                  accounts payable and other current liabilities                594,924         1,254,956        (2,051,444)
                                                                         --------------------------------------------------
         Net cash from operating activities                                  13,198,575        15,498,932         8,433,081
                                                                         --------------------------------------------------

Cash flows from (used for) investing activities
---------------------------------------------------------------------
Proceeds from owner/operator loan repayments                                  4,065,144         4,021,428         3,229,272
Purchase of property, plant and equipment                                    (8,116,213)      (14,037,837)      (11,328,167)
Loans to owner/operators                                                     (3,038,759)       (3,856,500)       (2,853,097)
Other                                                                            40,402            49,988            43,589
                                                                         --------------------------------------------------
         Net cash used for investing activities                              (7,049,426)      (13,822,921)      (10,908,403)
                                                                         --------------------------------------------------

Cash flows from (used for) financing activities
---------------------------------------------------------------------
Dividends paid                                                               (3,760,457)       (3,755,847)       (3,748,758)
Payment of long-term debt                                                   (10,196,240)       (3,153,651)       (1,573,316)
Net increase (decrease) in short-term debt                                    1,450,000          (450,000)          300,000
Additional long-term debt                                                     6,000,000         6,000,000         7,000,000
Other                                                                           (36,704)           16,110           122,150
                                                                         --------------------------------------------------
         Net cash from (used for) financing activities                       (6,543,401)       (1,343,388)        2,100,076
                                                                         --------------------------------------------------
         Net increase (decrease) in cash                                       (394,252)          332,623          (375,246)
Cash, beginning of year                                                         705,494           372,871           748,117
                                                                         --------------------------------------------------
Cash, end of year $                                                             311,242      $    705,494      $    372,871
                                                                         ==================================================
Supplemental cash flow information

Cash paid during the year for:
---------------------------------------------------------------------
Interest                                                                   $  1,750,990      $  1,125,763      $    866,619
                                                                         ==================================================
Income taxes                                                               $  4,819,057      $  1,714,027      $  2,067,760
                                                                         ==================================================

Noncash investing and financing activities:
---------------------------------------------------------------------
Issuance of common stock for services                                      $    319,016                --                --
                                                                         ==================================================
Capital lease renewal                                                                --      $  4,049,406                --
                                                                         ==================================================


See accompanying summary of significant accounting policies and notes to consolidated financial statements.

                                     Tasty Banking Company 2000 Annual Report 19

Consolidated Balance Sheets
                                                                                Dec. 30, 2000         Dec. 25, 1999
---------------------------------------------------------------------------------------------------------------------
Assets
------------------------------------------------------------------------
Current Assets:
------------------------------------------------------------------------
Cash                                                                            $    311,242          $    705,494
Receivables, less allowance of $3,329,344 and $2,874,088, respectively            20,771,853            19,682,733
Inventories                                                                        5,930,549             4,505,779
Deferred income taxes                                                              2,483,323             2,418,107
Prepayments and other                                                              1,035,605                87,105
                                                                              ------------------------------------
Total current assets                                                              30,532,572            27,399,218
                                                                              ------------------------------------

Property, plant and equipment:
------------------------------------------------------------------------
Land                                                                               1,097,987             1,097,987
Buildings and improvements                                                        34,053,518            32,695,695
Machinery and equipment                                                          143,150,543           136,600,926
                                                                              ------------------------------------
                                                                                 178,302,048           170,394,608
Less accumulated depreciation and amortization                                   118,487,509           110,936,937
                                                                              ------------------------------------
                                                                                  59,814,539            59,457,671
                                                                              ------------------------------------
Other assets:
------------------------------------------------------------------------
Long-term receivables                                                              9,652,433            10,681,972
Deferred income taxes                                                              8,533,257            10,909,070
Spare parts inventory                                                              3,406,483             2,930,346
Miscellaneous                                                                        252,933               374,664
                                                                              ------------------------------------
                                                                                  21,845,106            24,896,052
                                                                              ------------------------------------
                                                                                $112,192,217          $111,752,941
                                                                              ====================================

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

                                                                                     Dec. 30, 2000        Dec. 25, 1999
------------------------------------------------------------------------------------------------------------------------
Liabilities
-----------------------------------------------------------------------------
Current Liabilities:
-----------------------------------------------------------------------------
Current obligations under capital leases                                             $    216,820          $    196,240
Notes payable, banks                                                                    2,200,000               750,000
Accounts payable                                                                        5,385,864             4,120,600
Accrued payroll and employee benefits                                                   6,887,625             5,881,791
Accrued income taxes                                                                           --             1,723,385
Other                                                                                     368,140               320,929
                                                                                  -------------------------------------
         Total current liabilities                                                     15,058,449            12,992,945
                                                                                  -------------------------------------
Long-term debt                                                                         13,000,000            17,000,000
                                                                                  -------------------------------------
Long-term obligations under capital leases, less current portion                        3,842,904             4,059,724
                                                                                  -------------------------------------
Accrued pensions and other  liabilities                                                11,728,847            13,950,361
                                                                                  -------------------------------------
Post-retirement benefits other than pensions                                           18,388,339            18,328,367
                                                                                  -------------------------------------

Shareholders' Equity
-----------------------------------------------------------------------------
Common stock, par value $.50 per share, and entitled to one vote per share:
  Authorized 15,000,000 shares, issued 9,116,483 shares                                 4,558,243             4,558,243
Capital in excess of par value of stock                                                29,742,434            29,778,768
Retained earnings                                                                      32,351,894            27,968,811
                                                                                  -------------------------------------
                                                                                       66,652,571            62,305,822
Less:
-----------------------------------------------------------------------------
Treasury stock, at cost:
         1,271,171 shares and 1,293,135 shares, respectively                           16,106,361            16,408,808
Management Stock Purchase Plan receivables and deferrals                                  372,532               475,470
                                                                                  -------------------------------------
                                                                                       50,173,678            45,421,544
                                                                                  -------------------------------------
                                                                                     $112,192,217          $111,752,941
                                                                                  =====================================

See accompanying summary of significant accounting policies and notes to consolidated financial statements.


                                     Tasty Banking Company 2000 Annual Report 21

Consolidated Statements of Changes in Capital Accounts

                                                 Dec. 30, 2000                  Dec. 25, 1999                  Dec. 26, 1998
                                       Shares           Amount        Shares           Amount       Shares            Amount
                                 --------------------------------------------------------------------------------------------
Common Stock:
Balance, beginning of year          9,116,483      $ 4,588,243     9,116,483      $ 4,588,243      9,116,483      $ 4,558,243
                                 --------------------------------------------------------------------------------------------
Balance, end of year                9,116,483      $ 4,588,243     9,116,483      $ 4,588,243      9,116,483      $ 4,558,243
                                 ============================================================================================
Capital in Excess of
  Par Value of Stock:
Balance, beginning of year                         $29,778,768                    $29,762,210                     $29,337,938
Issuances:
  Management Stock
    Purchase Plan                                       (4,211)                         1,308                         116,975
  Stock Option Plan                                         --                          9,221                           5,031
  Conditional Stock Grant                              (35,573)                            --                              --
Tax benefits related to
  Management Stock
  Purchase Plan and
  Stock Option Plan                                      3,449                          6,029                         302,266
                                 --------------------------------------------------------------------------------------------
Balance, end of year                               $29,742,434                    $29,778,768                     $29,762,210
                                 --------------------------------------------------------------------------------------------
Treasury Stock:
Balance, beginning of year          1,293,135      $16,408,808     1,294,026      $16,372,219      1,325,721      $16,738,364
Management Stock
  Purchase Plan:
    Reissued                           (1,400)         (20,048)       (4,640)         (58,167)       (23,815)        (288,607)
    Reacquired                          2,365           35,487         7,180          101,645          3,245           39,580
Net shares reacquired (reissued)
 in connection with:
    Stock Option Plan                      --               --        (3,431)          (6,889)       (11,125)        (117,118)
    Conditional Stock Grant           (22,929)        (317,887)           --               --             --               --
                                 --------------------------------------------------------------------------------------------
Balance, end of year                1,271,171      $16,106,361     1,293,135      $16,408,808      1,294,026      $16,372,219
                                 ============================================================================================
Management Stock Purchase
    Plan Receivables and Deferrals:
Balance, beginning of year                         $   475,470                    $   613,334                     $   351,250
Common stock issued                                     15,838                         59,475                         405,581
Common stock repurchased                               (29,904)                       (97,046)                        (43,370)
Note payments and
    amortization of
    deferred compensation                              (88,871)                      (100,293)                       (100,127)
                                 --------------------------------------------------------------------------------------------
Balance, end of year                               $   372,532                    $   475,470                     $   613,334
                                 ============================================================================================


See accompanying summary of significant accounting policies and notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Restructure Charge:
-------------------------------------------------------------------------------
During the first quarter of 1999, the company discontinued forty-three route territories in certain areas not achieving appropriate levels of profitability, assigning most of those territories to certain other independent regional distributorships. As a result, the company incurred a charge of $950,000 resulting in a reduction in net income of $570,570 or $.07 per share, primarily relating to costs associated with the repurchase of some owner/operator territories as well as severance payments and other related costs. All the costs accrued under this charge have been satisfied.

2. Inventories:
-------------------------------------------------------------------------------
Classification
Inventories are classified as follows:
                                                Dec. 30, 2000     Dec. 25, 1999
-------------------------------------------------------------------------------
Finished goods                                   $  1,791,570      $   744,336
Work in progress                                      705,380          568,416
Raw materials and supplies                          3,433,599        3,193,027
                                                ------------------------------
                                                 $  5,930,549      $ 4,505,779
                                                ==============================

3. Long-Term Receivables and Distribution Routes:
-------------------------------------------------------------------------------
The majority of the company's sales distribution routes are owned by independent owner/operators who purchase the exclusive right to sell and distribute Tastykake products in defined geographical territories. The company maintains a wholly-owned subsidiary to assist in financing route purchase activities if requested by new owner/operators. Most route purchase activities involve transactions between existing and new independent owner/operators. At December 30, 2000 and December 25, 1999, interest-bearing notes receivable of $11,213,000 and $12,115,000, respectively, are included in current and long-term receivables in the accompanying consolidated balance sheets.


4. Notes Payable, Banks:
-------------------------------------------------------------------------------
The company has credit arrangements with various banks under which it may borrow up to $41,000,000 primarily at or below the prime rate of interest. Of the $41,000,000, $11,000,000 is designated for short-term borrowings, while $30,000,000 is for use under a Revolving Credit Agreement (see Note 5). The company has agreed informally with the banks to provide compensating balances, or fees in lieu thereof; however, withdrawal of funds is not restricted.

Notes payable of $2,200,000 were outstanding at December 30, 2000 at an interest rate of 7.14%. Notes payable of $750,000 were outstanding at December 25, 1999 at an interest rate of 6.05%. The average outstanding borrowing during 2000 was $2,003,000 ($2,014,000 in 1999) and the average interest rate was 6.39% (5.42%
in 1999), calculated on the basis of the average daily balance. The maximum short-term borrowing by the company at any period end during 2000 was $3,100,000 ($4,300,000 in 1999).



                                     Tasty Banking Company 2000 Annual Report 23

5. Long-Term Debt:
-------------------------------------------------------------------------------

Long-term debt consists of the following:
                                                          Dec. 30, 2000     Dec. 25, 1999
------------------------------------------------------------------------------------------
Revolving Credit Agreement, with interest at or below
  the prime rate (7.15% at December 30, 2000)             $ 13,000,000      $ 17,000,000
------------------------------------------------------------------------------------------

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

The following schedule of future long-term debt principal payments as of December 30, 2000 is based on the stated maturity dates of the revolving credit agreement and does not reflect future extensions or refinancings.

                                                 2002             $ 13,000,000
                                                                --------------
                             Total principal payments             $ 13,000,000
                                                                ==============

6. Obligations Under Capital Leases:
-------------------------------------------------------------------------------
Obligations under capital leases consist of the following:

                                                                               Dec. 30, 2000     Dec. 25, 1999
--------------------------------------------------------------------------------------------------------------
Capital lease obligation, with interest at 11%, payable in monthly installments
         of $46,000 through June 2015                                           $ 3,875,828        $ 3,994,681
Industrial development mortgage, with interest at 8 1/2%, payable in
         monthly installments of $8,052 through February 2003                       183,896            261,283
                                                                              --------------------------------
                                                                                  4,059,724          4,255,964
Less current portion                                                                216,820            196,240
                                                                              --------------------------------
                                                                                $ 3,842,904        $ 4,059,724
                                                                              ================================

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

7. Commitments and Contingencies:
-------------------------------------------------------------------------------
The company leases certain plant and distribution facilities, machinery and automotive equipment under noncancelable lease agreements. The company expects that in the normal course of business, leases that expire will be renewed or replaced by other leases. Included therein is a lease with the Trustees of the Tasty Baking Company Pension Plan for property contributed to the plan. The net annual rental is subject to adjustment every three years to provide fair market rental to the Pension Plan and, accordingly, the net annual rental was adjusted effective July 1, 1999. The lease was renewed on July 1, 1999 for five additional three year periods. In addition, the company has an option to purchase the property at any time at its then fair market value. Property, plant and equipment relating to capital leases was $6,549,000 at December 30, 2000 and December 25, 1999 with accumulated amortization of $2,154,000 and $1,944,000, respectively. Depreciation and amortization of assets recorded under capital leases was $210,000 in 2000, $289,000 in 1999 and $267,000 in 1998.

The following is a schedule of future minimum lease payments as of December 30, 2000:

                                                                        Noncancelable
                                                    Capital Leases   Operating Leases
-------------------------------------------------------------------------------------
2001                                                  $  648,627          $   755,818
2002                                                     648,627              732,207
2003                                                     560,053              625,239
2004                                                     552,000              277,310
2005                                                     552,000              124,469
Later years                                            4,692,000               11,842
                                                   ----------------------------------
Total minimum lease payments                         $ 7,653,307          $ 2,526,885
                                                                       --------------
Less interest portion of payments                      3,593,583
                                                   -------------
Present value of future minimum lease payments       $ 4,059,724
                                                   =============

Rental expense was approximately $1,812,000 in 2000, $2,000,000 in 1999 and $1,826,000 in 1998.

In connection with a workers compensation insurance policy, the company has obtained a Standby Letter of Credit in the amount of $2,500,000 which is required by the insurance company in order to guarantee future payment of premiums.

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



                                     Tasty Banking Company 2000 Annual Report 25

8. Pension Costs:
-------------------------------------------------------------------------------
The company maintains a funded noncontributory pension plan providing retirement benefits for substantially all employees. Benefits under this plan generally are based on the employees' years of service and compensation during the years preceding retirement. Net pension gains and losses in excess of 10% of the greater of the projected benefit obligation or the market value of the plan assets ("the corridor") are recognized in income in the year of occurrence.

The components of pension cost are summarized as follows:

                                                     2000             1999           1998
----------------------------------------------------------------------------------------------
Service cost-benefits earned during the year     $ 1,201,000     $ 1,646,000     $ 1,439,000
Interest cost on projected benefit obligation      5,027,000       5,114,000       4,913,000
Expected return on plan assets                    (6,248,000)     (6,077,000)     (5,946,000)
Prior service cost amortization                      (30,000)        (30,000)        (30,000)
Transition amount amortization                      (339,000)       (339,000)       (339,000)
Actuarial gain recognition - corridor excess      (1,776,000)             --              --
                                                ----------------------------------------------
Net amount charged (credited) to income          $(2,165,000)    $   314,000     $    37,000
                                                ==============================================

The following table sets forth the change in projected benefit obligation, change in plan assets, funded status of the pension plan and net liability recognized in the company's balance sheet at December 30, 2000 and December 25, 1999:

                                                                     2000                   1999
----------------------------------------------------------------------------------------------------
Change in Projected Benefit Obligation
--------------------------------------------------------
Projected benefit obligation, beginning of year                 $ 71,644,000           $ 75,139,000
Service cost                                                       1,201,000              1,646,000
Interest cost                                                      5,027,000              5,114,000
Actuarial gain                                                    (3,603,000)            (5,796,000)
Benefits paid                                                     (4,576,000)            (4,459,000)
                                                              --------------------------------------
Projected benefit obligation, end of year                       $ 69,693,000           $ 71,644,000
                                                              ======================================
Change in Plan Assets
--------------------------------------------------------
Fair value of plan assets, beginning of year                    $ 70,479,000           $ 69,889,000
Actual return on plan assets                                       4,014,000              5,049,000
Benefits paid                                                     (4,576,000)            (4,459,000)
                                                              --------------------------------------
Fair value of plan assets, end of year                          $ 69,917,000           $ 70,479,000
                                                              ======================================
Net Liability Recognized in Balance Sheet
--------------------------------------------------------
Funded status of plan, end of year                              $    224,000           $ (1,165,000)
Unrecognized actuarial gain                                       (6,992,000)            (7,398,000)
Unrecognized prior service income                                    (74,000)              (104,000)
Unrecognized net transition asset                                   (339,000)              (678,000)
                                                              --------------------------------------
Net liability recognized in balance sheet, end of year          $ (7,181,000)          $ (9,345,000)
                                                              ======================================

The actuarial present value of benefits and projected benefit obligations were determined using a discount rate of 7.5% for fiscal years 2000 and 1999 and 6.75% for fiscal year 1998. The expected long-term rate of return on assets was 9% for fiscal years 2000, 1999 and 1998. The rate of compensation increase used to measure the projected benefit obligation was 4.5% for fiscal year 2000 and 6% for fiscal years 1999 and 1998. Plan assets are invested in a diverse portfolio that primarily consists of equity and debt securities as well as certain real property with subsequent improvements and additions thereto.

9. Postretirement Benefits Other than Pensions:
-------------------------------------------------------------------------------
In addition to providing pension benefits, the company also provides certain unfunded health care and life insurance programs for substantially all retired employees. These benefits are provided through contracts with insurance companies and health service providers. Effective January 1, 1996, the company amended its plan to provide health care benefits to retired employees' spouses. As a result, the unrecognized prior service cost amounted to $1,559,217 which is being amortized over a five year period using the straight line method.

The net periodic postretirement benefit cost included the following components:

                                             2000                1999                1998
-----------------------------------------------------------------------------------------------
Service cost                           $   252,000           $   314,000          $   321,000
Interest cost                              967,000               973,000              924,000
Net amortization and deferral              (96,000)               91,000              (58,000)
                                     ----------------------------------------------------------
Net amount charged to income           $ 1,123,000           $ 1,378,000          $ 1,187,000
                                     ==========================================================

The following table sets forth the change in projected benefit obligation, funded status of the postretirement benefit plan and the net liability recognized in the company's balance sheet at December 30, 2000 and December 25, 1999:

                                                              2000                   1999
-----------------------------------------------------------------------------------------------
Change in Projected Benefit Obligation
--------------------------------------------------
Projected benefit obligation, beginning of year          $ 13,667,000           $ 14,180,000
Service cost                                                  252,000                314,000
Interest cost                                                 967,000                973,000
Actuarial gain                                               (240,000)              (590,000)
Benefits paid                                              (1,063,000)            (1,210,000)
                                                        -------------------------------------
Projected benefit obligation, end of year                $ 13,583,000           $ 13,667,000
                                                        =====================================

Net Liability Recognized in Balance Sheet
--------------------------------------------------
Funded status of plan, end of year                       $(13,583,000)          $(13,667,000)
Unrecognized net gain                                      (4,836,000)            (4,997,000)
Unrecognized prior service cost                                31,000                336,000
                                                        -------------------------------------
Net liability recognized in balance sheet, end of year   $(18,388,000)          $(18,328,000)
                                                        =====================================

The accumulated postretirement benefit obligation was determined using a weighted average discount rate of 7.5% in 2000 and 1999 and 6.75% in 1998, and an assumed compensation increase rate of 4.5% in 2000 and 6% in 1999 and 1998. For 2000, the health care cost trend rates are anticipated to be 6.34% and 6.07% for indemnified health plans and HMO-type health plans, respectively, gradually declining to 5% in five years and remaining at that level thereafter. The health care cost trend rate assumptions have a significant effect on the amounts reported. For example, a 1% increase in the health care trend rate would increase the accumulated postretirement benefit obligation by $339,000 and $426,000 in 2000 and 1999, respectively and the net periodic cost by $46,000, $56,000 and $53,000 in 2000, 1999 and 1998, respectively. A 1% decrease in the healthcare trend rate would decrease the accumulated postretirement benefit obligation by $314,000 and $376,000 in 2000 and 1999, respectively and the net periodic cost by $41,000, $52,000 and $47,000 in 2000, 1999 and 1998, respectively.

10. Thrift Plan:
-------------------------------------------------------------------------------
The Tasty Baking Company Thrift Plan (the Plan) permits participants to make contributions to the Plan on a pre-tax salary reduction basis in accordance with the provision of Section 401(k) of the Internal Revenue Code. The company contributes $1.00 for each $1.00 contributed by a participant up to a specified limit. Company contributions charged against income totaled $398,567 in 2000, $340,313 in 1999 and $356,525 in 1998.

The Plan is administered under a Section 401(k) prototype plan sponsored by the Dreyfus Corporation. Under the Plan, the company's contributions are invested in Tasty Baking Company common stock, and participants may choose from a selection of mutual fund options offered by the Dreyfus Corporation for investment of their contributions.

The company had 188,527 shares of its common stock reserved for possible issuance under the Plan at December 30, 2000.

                                     Tasty Banking Company 2000 Annual Report 27

11. Management Stock Purchase Plan:
-------------------------------------------------------------------------------
The Management Stock Purchase Plan provides that common shares may be sold to management employees from time to time at prices designated by the Board of Directors (not less than 50% of the fair market value at date of grant) and under certain restrictions and obligations to resell to the company. During 2000 and 1999, a total of 1,400 and 4,640 shares of common stock was sold at 50% of fair market value at date of grant. The aggregate sales price of these shares was $7,919 and $29,616, respectively, for which collateral judgment notes were obtained to be paid in equal quarterly installments (not to exceed 40) with interest on the unpaid balance at 4.25% and 4.75% in 2000, and 3.875% and 4% in 1999. At December 30, 2000, a total of 931,567 common shares was authorized under the Plan, of which 214,288 shares remain available for issuance.

For accounting purposes, the difference between the fair market value of the stock at the date of grant and the purchase price, $7,919 in 2000 and $29,859 in 1999, represents compensation. The compensation is deferred and, together with the notes receivable, is shown as a deduction from shareholders' equity. The deferred compensation is amortized over a ten year period or the period the employees perform services, whichever is less. Amortization charged to income amounted to $46,041, $54,711 and $45,919, in 2000, 1999 and 1998, respectively.

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

12. Stock Option Plans:
-------------------------------------------------------------------------------
Under the terms of the 1997 Long Term Incentive Plan, options to purchase a total of 375,000 common shares may be granted to key executives of the company. Options become exercisable in five equal installments beginning on the date of grant until fully exercisable after four years. The option price is determined by the Board and, in the case of incentive stock options, will be no less than the fair market value of the shares on the date of grant. Options lapse at the earlier of the expiration of the option term specified by the Board (not more than ten years in the case of incentive stock options) or three months following the date on which employment with the company terminates. The company also has options outstanding under the 1994 Long Term Incentive Plan, the 1991 Long Term Incentive Plan and the 1985 Stock Option Plan, the terms and conditions of which are similar to the 1997 Long Term Incentive Plan. Transactions involving the Plans are summarized as follows:

                                             2000                       1999                        1998
-----------------------------------------------------------------------------------------------------------------------
                                             Weighted-Average              Weighted-Average             Weighted-Average
                                      Shares  Exercise Price      Shares    Exercise Price      Shares   Exercise Price
-----------------------------------------------------------------------------------------------------------------------
Options outstanding at
   beginning of year                 585,000     $  12.86         488,750      $  13.31         499,875      $   13.26
     Less: Exercises                      --           --         (15,625)        13.94         (11,125)         10.98
           Forfeitures                    --           --         (24,625)        13.39              --             --
                                   ------------------------------------------------------------------------------------
                                     585,000                      448,500                       488,750
Granted                                   --           --         136,500         11.50              --             --
                                   ------------------------------------------------------------------------------------
Outstanding at end of year           585,000     $  12.86         585,000      $  12.86         488,750      $   13.31
                                   ====================================================================================
Options exercisable at year-end      477,400                      402,600                       327,350
Weighted-average fair value
   of options granted during
   the year                               --                     $   2.57                            --

The following table provides certain information with respect to stock options outstanding and exercisable at December 30, 2000:

                               Outstanding Options                            Exercisable Options
                  --------------------------------------------------    --------------------------------
                                Weighted-Average
Range of                          Remaining        Weighted-Average                     Weighted-Average
Exercise Prices       Shares   Contractual Life     Exercise Price          Shares      Exercise Price
---------------   --------------------------------------------------    --------------------------------
$10.40 - $13.38      443,000           6.0             $11.11              363,800        $11.02
$18.31               142,000           7.0             $18.31              113,600        $18.31
---------------   --------------------------------------------------    --------------------------------
Total                585,000                                               477,400
===============   ==================================================    ================================

-------------------------------------------------------------------------------
A summary of the status of options granted to the Directors by the company for the fiscal years 2000, 1999 and 1998 is presented below:

                                             2000                       1999                        1998
-----------------------------------------------------------------------------------------------------------------------
                                             Weighted-Average              Weighted-Average             Weighted-Average
                                      Shares  Exercise Price      Shares    Exercise Price      Shares   Exercise Price
-----------------------------------------------------------------------------------------------------------------------
Options outstanding at
  beginning of year                  141,342        $11.40        96,342        $11.35          96,342       $11.35
Granted                                   --            --        45,000         11.50              --           --
                                   ------------------------------------------------------------------------------------
Outstanding at end of year           141,342        $11.40       141,342        $11.40          96,342       $11.35
                                   ====================================================================================
Options exercisable at year-end      114,342                      94,092                        73,842
Range of exercise prices        $11.00 to $11.60              $11.00 to $11.60             $11.00 to $11.60
Weighted-average fair
  value of options granted
  during the year                         --                       $2.57                            --


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and certain weighted-average assumptions. The following assumptions were used for the 1999 employee grant: dividend yield of 3.34%, expected volatility of 26.18%, expected life of 5 years and risk-free interest rate of 5.11%.

The company applies APB Opinion No. 25 and related interpretations in accounting for its plans and, accordingly, no compensation cost has been recognized for the stock option plans. Under Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" pro forma disclosures are required if no compensation cost is recognized. The calculated difference between the reported and pro forma net income amounts is $.03 per share for 2000 and $.02 per share for 1999 and 1998.


In addition, effective December 17, 1999, the Board of Directors approved a resolution to distribute 79,304 shares to executives and managers of the company as a conditional stock grant which expires December 17, 2002. The shares will be distributed to the executives and managers in one-third increments upon reaching the targeted stock prices of $12, $14 and $16. The stock must remain at each targeted level for a minimum of five consecutive days. Compensation expense is required to be recognized for the number of shares granted at the time the targeted stock price levels are reached. Compensation expense was recognized for 2000 in the amount of $319,017 related to the release of 25,910 shares upon reaching the targeted stock price of $12. In the first quarter of 2001 the final two targets of $14 and $16 were reached which will result in compensation expense of $804,776 for the first quarter of 2001. All shares related to the plan will have been distributed by the end of the first quarter of 2001.

13. Capitalization of Interest Costs:
-------------------------------------------------------------------------------
The company capitalizes interest as a component of the cost of significant construction projects. The following table sets forth data relative to capitalized interest:

                                                            2000                1999                1998
---------------------------------------------------------------------------------------------------------
Total interest                                        $1,755,261          $1,307,147          $  926,544
Less capitalized interest                                215,019             182,678             181,263
                                                  -------------------------------------------------------
Interest expense                                      $1,540,242          $1,124,469          $  745,281
                                                  =======================================================


14. Other Income, Net:
-------------------------------------------------------------------------------

Other income, net consists of the following:
                                                            2000                1999                1998
---------------------------------------------------------------------------------------------------------
Interest income                                       $1,116,989          $1,074,411          $1,193,699
Other, net                                               303,568             206,630             413,121
                                                  -------------------------------------------------------
                                                      $1,420,557          $1,281,041          $1,606,820
                                                  =======================================================


                                     Tasty Banking Company 2000 Annual Report 29

15. Provision for Income Taxes:
-------------------------------------------------------------------------------
The provision for income taxes, at an effective rate of 36.1% in 2000, 34% in 1999, and 34.1% in 1998, differs from the amounts derived from applying the statutory U.S. federal income tax rate of 34% to income before provision for income taxes as follows:

                                                 2000                 1999                   1998
------------------------------------------------------------------------------------------------------
Statutory tax provision                      $ 4,336,178          $ 2,526,884           $ 2,958,084
State income taxes, net of
         federal income tax benefit              264,117              (20,087)               (7,119)
Other, net                                         9,074               17,687                20,049
                                           -----------------------------------------------------------
Provision for income taxes                   $ 4,609,369          $ 2,524,484           $ 2,971,014
                                           -----------------------------------------------------------

Deferred income taxes represent the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end. Significant components of the company's deferred income tax assets (liabilities) are as follows:

                                                             2000                  1999
--------------------------------------------------------------------------------------------
Postretirement benefits other than pensions            $  7,507,422           $  7,672,822
Pension and employee benefit costs                        4,353,814              5,353,511
Depreciation and amortization                            (3,896,545)            (2,654,302)
Vacation pay                                                923,680                929,157
Provision for doubtful accounts                           1,359,274              1,203,182
Other                                                       768,935                822,807
                                                    ----------------------------------------
                                                         11,016,580             13,327,177
Less current portion                                      2,483,323              2,418,107
                                                    ----------------------------------------
                                                       $  8,533,257           $ 10,909,070
                                                    ========================================

16. Net Income per Common Share:
-------------------------------------------------------------------------------
The following is a reconciliation of the basic and diluted net income per common share computations:

                                                    2000                 1999                1998
----------------------------------------------------------------------------------------------------
Net income per common share - Basic:
   Net income                                    $8,143,540          $4,702,822          $5,729,232
                                              ------------------------------------------------------
   Weighted average shares outstanding            7,836,591           7,824,308           7,807,507
                                              ------------------------------------------------------
   Basic per share amount                        $     1.04          $      .60          $      .73
                                              ======================================================
Net income per common share - Diluted:
    Net income                                   $8,143,540          $4,702,822          $5,729,232
                                              ------------------------------------------------------
    Weighted average shares outstanding           7,836,591           7,824,308           7,807,507
    Dilutive options                                 24,478              40,517             145,367
                                              ------------------------------------------------------
    Total diluted shares                          7,861,069           7,864,825           7,952,874
                                              ------------------------------------------------------
    Diluted per share amount                     $     1.04          $      .60          $      .72
                                              ======================================================

Options to purchase a total of 142,000 shares of common stock at a price of $18.3125 were outstanding in 2000 and 1999. Options to purchase a total of 156,500 shares of common stock at a price of $18.3125 were outstanding in 1998. None of these shares were included in the computation of the diluted per share amounts because the options' exercise prices were greater than the average market prices of the common shares.

17. Concentrations of Credit:
-------------------------------------------------------------------------------
The company encounters, in the normal course of business, exposure to concentrations of credit risk with respect to trade receivables. This risk is limited due to the large number of customers comprising the company's customer base. Ongoing credit evaluations of customers' financial condition are performed and, generally, no collateral is required. The company maintains reserves for potential credit losses and such losses have not exceeded management's expectations.

Report of Independent Accountants

To the Shareholders and the
Board of Directors
Tasty Baking Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and retained earnings, changes in capital accounts and cash flows (page 12 and pages 18-30) present fairly, in all material respects, the financial position of Tasty Baking Company and subsidiaries as of December 30, 2000 and December 25, 1999, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 30, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 13, 2001



                                     Tasty Banking Company 2000 Annual Report 30

[GRAPHICS OMITTED]
(photo captions)
Philip J. Baur, Jr.
Carl S. Watts
Nelson G. Harris
Fred C. Aldridge, Jr., Esq.
G. Fred DiBona, Jr.
Ronald J. Kozich
John M. Pettine
Judith M. von Seldeneck




Directors and Officers

Directors
Philip J. Baur, Jr.
Retired Chairman of the Board

Carl S. Watts
Chairman, President and
Chief Executive Officer

Nelson G. Harris
Chairman of the Executive Committee

Fred C. Aldridge, Jr., Esq.
Attorney-at-law

G. Fred DiBona, Jr.
President and CEO,
Independence Blue Cross

Ronald J. Kozich
Retired Managing Partner,
Ernst & Young LLP, Philadelphia

John M. Pettine
Executive Vice President and
Chief Financial Officer

Judith M. von Seldeneck
Chief Executive Officer,
Diversified Search Companies

Committees of the Board
Audit Committee
Ronald J. Kozich, Chairman
Fred C. Aldridge, Jr.
Philip J. Baur, Jr.
G. Fred DiBona, Jr.

Compensation Committee
Judith M. von Seldeneck, Chairperson
Nelson G. Harris
G. Fred DiBona, Jr.

Executive Committee
Nelson G. Harris, Chairman
Fred C. Aldridge, Jr.
Judith M. von Seldeneck
Carl S. Watts

Nominating Committee
Carl S. Watts, Chairman
Philip J. Baur, Jr.
Fred C. Aldridge, Jr.

Officers
Carl S. Watts
Chairman, President and
Chief Executive Officer

John M. Pettine
Executive Vice President and
Chief Financial Officer

Daniel J. Decina
Vice President, Finance

Mark M. Johnson
Vice President, Human Resources

Gary G. Kyle
Vice President, Marketing and
National Sales

W. Dan Nagle
Vice President, Route and
Food Service Operations

Paul M. Woite
Vice President, Manufacturing

Thomas M. Lubiski
Controller

Eugene P. Malinowski
Treasurer

Ronald O. Whitford, Jr.
Secretary

Transfer Agent

American Stock Transfer
& Trust Company
59 Maiden Lane New York, NY 10007

Stock Listing
New York Stock Exchange
Ticker symbol: TBC

Tasty Baking Company
2801 Hunting Park Avenue
Philadelphia, PA 19129
(215) 221-8500

TastyKare Department
1-800-33-TASTY

Tastykake On-Line
www.tastykake.com

All paper used in this annual
report meets or exceeds EPA
guidelines for paper containing
recovered materials.

[LOGO]
Tasty Baking Company
2801 Hunting Park Avenue
Philadelphia, PA 19129
(215) 221-8500