Form 10-K, Exhibit 13
period 2001-12-31
TASTY BAKING CO
filed 2002-03-28
CIK 96412

Tasty Baking Company
                               2001 Annual Report




















        New ideas.


                               [GRAPHIC OMITTED]



                                              New opportunities.

Contents

1
Financial Highlights

2
Letter to Shareholders

4
Operations Review

11
Financial Information

32
Directors and Officers

About Tasty
Tasty Baking Company, one of the nation's oldest and largest independent baking companies, is a leading producer of sweet baked goods. A baker of individual snack cakes and pies since 1914, Tasty has now entered the multi-serve market with the Classic Baked Goods line, including donuts, Danish pastry and large cakes and pies. Tasty has annual sales of $255 million and sells its products through supermarkets, convenience stores and mass merchandisers. Independent owner/operators distribute Tasty's products in the Mid-Atlantic core markets, accounting for 74% of revenues. An aggressive national distribution program is establishing Tasty brands outside the core market throughout the United States, Puerto Rico and Canada. Tasty operates two regional bakeries and markets its products under the Tastykake, Classic Baked Goods, Dutch Mill, Aunt Sweetie's Bakery, Mrs. Bauer's Bakery and Snak n' Fresh brands. Tasty Baking Company common stock is listed on the New York Stock Exchange under the symbol TBC.

Financial Highlights
For the Year                                       2001(a)                 2000
--------------------------------------------------------------------------------
Gross Sales                                  $255,335,587          $249,690,639
Net Sales                                    $164,607,854          $164,283,260
Net Income                                   $  6,320,202          $  8,143,540
Average Number of
         Common Shares Outstanding:
                  Basic                         7,998,222             7,836,591
                  Diluted                       8,139,765             7,861,069
Per Share of Common Stock:
         Net Income:
                  Basic                      $        .79          $       1.04
                  Diluted                    $        .78          $       1.04
         Cash Dividend                       $        .48          $        .48

At the Year End                                      2001                  2000
--------------------------------------------------------------------------------
Total Assets                                 $116,136,819          $112,192,217
Working Capital                              $ 18,283,853          $ 15,474,123
Current Ratio                                   2.08 to 1             2.03 to 1
Shareholders' Equity:
         Amount                              $ 55,064,502          $ 50,173,678
         Per Share of Common Stock           $       6.84          $       6.40

(a) During the fourth quarter of 2001, the company incurred a $1,728,000 restructure charge related to its decision to close its Dutch Mill plant in Wyckoff, New Jersey and two company thrift stores. The after-tax effect of this charge was $1,038,000 or $.13 per share.


                                     Tasty Banking Company 2001 Annual Report 1

[GRAPHIC OMITTED]
(photo caption)
Carl S. Watts
Chairman, President and
Chief Executive Officer


To Our Shareholders

I'm pleased to report that Tasty Baking Company achieved the second best year in the Company's history in fiscal 2001. More important, we completed major initiatives that expanded our markets and increased our growth potential, both regionally and nationally.

We've built an aggressive, highly creative company that's committed to capturing for our shareholders the full value of our knowledge, our expertise, and our ability to produce sweet baked goods better than anyone else.

We've successfully cultivated the know-how to transform new ideas into new opportunities.

A year of challenge
Yet 2001 was not without its disappointments. It was a challenging year for our nation, for the national economy and for our industry. Tasty was not immune. We missed our goals for the third and fourth quarters, as our results reflected recession and uncertainty in the U.S. economy.

The September 11 tragedies in New York and Washington, D.C. - in effect, the northern and southern boundaries of our core direct store delivery markets - disrupted our customers' buying habits to an extent that's difficult to measure.

However, it's important to recognize that the effects of recession and uncertainty are temporary and Tasty's key strategies remain on track.

2001 Accomplishments
Important initiatives were completed in 2001 that position Tasty for growth in the years ahead by opening new markets, forging new alliances, and attracting new customers.

o In our direct store delivery markets we introduced new products and promotions, and established our Classic Baked Goods line in the multi-serve market. Classic Baked Goods allows us to compete in a new product category and expand our presence in supermarkets throughout the Mid-Atlantic region.

o In 2001, we re-designed our entire line of Family Packs - supporting an intense branding campaign for our most popular product lines: Iced Cupcakes, Krimpets and Kandy Kakes.

o National sales increased 14% and now account for 26% of our total revenues. We've established Tasty as a key player in the national marketplace on the strength of our sales to mass merchandisers and large supermarket chains.

o To keep pace with increasing national sales, we decided to close our Dutch Mill plant and transfer production to our Hunting Park and Oxford bakeries. While the resulting charge reduced fourth quarter earnings, this action was necessary to increase efficiency. Continuing to expand our capacity, we added a new fryer line in Oxford, bringing the total number of lines in Oxford to four.

Financial Highlights
o    Gross sales increased 2.3% to $255,336,000, up from $249,691,000 last year.

o    Net sales were $164,608,000, which compares to $164,283,000 in 2000.

o Net income was $6,320,000 or $ .78 per share, compared with $8,144,000 or $1.04 per share last year. However, 2001's results were negatively impacted by the restructure charge related to the closure of our Dutch Mill plant and two thrift stores, amounting to $ .13 per share.

o    Results on an operating basis were $7,358,000, or $ .90 per share.

o At year-end 2001, our total assets were $116,137,000, which compares to $112,192,000 in 2000.

o    Total debt fell to $18,743,000 from $19,260,000 last year.

o    Shareholders' equity was $55,065,000, compared to $50,174,000 at year-end
     2000.

2002 Outlook
Though economic conditions remain difficult and uncertain, we look to the future with confidence because we've increased the range of opportunities to create value for our investors.

We'll carefully manage our pricing and promotional policies in the direct store delivery markets to increase profitability.

Now that our Classic Baked Goods line and thrift stores are established, our goal is to manage these new businesses for increased revenues and profits. Both represent a significant expansion of our core direct store delivery business, and provide opportunities to increase revenues and profits, despite our high market share in the Mid-Atlantic region.

We'll continue to grow our national sales through all distribution channels, using the expertise gained in the mass merchandise market to enter the in-store bakery market, where we've identified an outstanding opportunity that requires only a modest investment of resources.

By developing new ideas and pursuing new opportunities, Tasty has diversified the traditional snack cake business so that revenues and profits are now derived from multiple sources - increasing our potential to achieve positive results.

Our success comes from exploiting the full potential of every innovation. For this we rely on the expertise, the energy and the commitment of our employees, our owner/operators, and our management team. Together, we look to the future with confidence in our strength and our ability to achieve outstanding results.


/s/ Carl S. Watts

Carl S. Watts
Chairman, President and Chief Executive Officer

New ideas

New Energy in Direct Store Delivery Markets
In our core route markets in the Mid-Atlantic states, independent owner/operators deliver Tasty products directly to our customers and maintain our displays on the store shelves. Products include Tasty's traditional single-serve cakes, pies, donuts, snack bars and cookies; Family Packs, and Classic Baked Goods multi-serve products. Sales in 2001 were flat in the face of recession and reduced consumer demand.

A range of actions is underway to enhance the profitability of Tasty's traditional snack cake business in our direct store delivery (DSD) markets. Price increases in early 2002 are expected to boost margins, accompanied by careful and judicious use of promotions so that "sale" prices do not undermine profitability. In addition, new cost analyses made possible by enhanced computer systems will be used to better manage the DSD line - further enhancing profitability by avoiding short and costly production runs.

In 2001, Tasty broadened its franchise in the DSD markets by re-launching and expanding the Classic Baked Goods line, originally introduced in 1999. Classic Baked Goods includes donuts and donut holes, cookies, Danish pastries, and scaled-up versions of Tasty's popular snack cakes and pies.

Classic Baked Goods represents Tasty's entry into the multi-serve market, with its emphasis on breakfast foods and desserts served throughout the day - augmenting the Tasty snack line with products for breakfast, lunch and dinner. While Tasty's high market share in the Mid-Atlantic region tends to limit possibilities for dramatic growth in snack cakes and pies, the multi-serve segment offers significant opportunities for Tasty and its owner/operators.

Classic Baked Goods allows Tasty to expand its "footprint" in supermarkets throughout the Mid-Atlantic region. Now, instead of donuts and Danish wedged alongside Family Packs and single-serve cakes and pies in a single display, Classic Baked Goods frequently commands its own "island" display, competing directly with national multi-serve competitors.

[GRAPHIC OMITTED]
(photo caption)
The Classic Baked Goods line commands its own "island" display space in many supermarkets - establishing Tasty as a significant contender in the multi-serve market and significantly increasing the total shelf space devoted to Tastykake products.


New opportunities

New ideas


[GRAPHIC OMITTED]
(photo caption)
Eighteen Tastykake thrift stores located throughout the direct store delivery market provide a new way for consumers to purchase our snack and Classic Baked Goods products.


New Thrift Store Network
Supporting the DSD market is a network of 18 thrift stores throughout the Mid-Atlantic region. For many years our competition has used thrift stores to manage stale returns and to promote their brands. While Tasty has generally experienced relatively low stale returns on its established products, the thrift stores provide an outlet for these stale products as well as an important way for Tasty to recoup part of the cost of introducing new products, which initially have higher stale returns. The thrift stores not only facilitate new product development, but also raise consumer awareness and acceptance of Tasty's products in the Mid-Atlantic region.

New Packaging for Family Packs
In 2001, Tasty re-designed the packaging for Family Packs - our top-selling products, sold in both the DSD and national sales markets. Updated packaging now emphasizes the branding of product names - such as "Iced Cupcakes," "Krimpets," and "Kandy Kakes" - which differentiate Tasty's products from those of competitors. The new look is part of a continuing effort to communicate the value of our products to consumers.

New Markets for National Sales
Tasty's national sales markets include supermarkets, mass merchandisers, wholesale clubs, convenience stores, limited assortment stores, and vending machine operators. National sales markets are an important growth opportunity, as Tasty becomes a strong national brand. National sales increased by 14% in 2001 and represent 26% of Tasty's revenues.


[GRAPHIC OMITTED]
(photo caption)
New packaging communicates distinctive product character-istics to consumers and distinguishes Tastykake products from competitors - especially important in national sales markets where Tasty's growth potential is greatest.

Tasty's growth in national sales markets continued in 2001 as customers consolidated and the need to develop product offerings for multiple distribution channels became more pronounced.

While only five companies now dominate the grocery industry in the United States, increasingly they compete with mass merchandisers, warehouse clubs, dollar stores, drug stores and other retail channels that also sell food. Competition is intense, as the low cost/high value business model has won widespread acceptance among consumers.

A volatile marketplace creates both opportunities and challenges for Tasty. Supermarket consolidation makes it possible to reach many individual stores with a single sales effort, and new retail channels offer significant growth potential. At the same time, however, uncertainty in the marketplace makes stable and predictable business relationships more important than ever.

In 2001, sales through the mass merchandiser channel continued to increase, and we added a fryer line at our Oxford bakery to keep pace with demand. We increased our market share in southern California by more than 40%, and entered the New England market for the first time with sales to Stop & Shop, Shaw's and DeMoula's. Sales to A&P's Food Basics stores mark our entry to the limited assortment store market.

Our experience in the mass merchandiser market, with its emphasis on low price, narrow margins and high volume, has proven extremely valuable, because it requires a highly disciplined approach to product development and sales. This translates into a decided advantage as we pursue new opportunities in multiple channels, since price points and profitability thresholds are well established.

[GRAPHIC OMITTED]
(photo caption)
Today many retailers sell snack foods as part of a diverse product mix that includes a wide range of non-food merchandise. As retail channels grow more diverse and target specific market segments, Tasty offers products to meet a wide range of consumer wants and needs.


Tasty Baking Company
National Sales
[Bar chart omitted]



                                                            New opportunities

New ideas

New In-Store Bakery Line
In 2002, Tasty will enter the supermarket in-store bakery arena - both regionally and nationally - with a line of freeze-thaw-ready products. This new product line draws on our experience in developing Classic Baked Goods for the DSD market, as well as other products designed for mass merchandisers.

In-store bakeries have a total market potential estimated at over $16 billion, with more than 31,000 outlets nationwide. Supermarkets initiated the in-store bakery concept during the 1990s with the expectation of producing baked goods on site, but profit performance has been generally poor due to the increased labor requirements. Freeze-thaw-ready products are a more cost effective alternative, and Tasty is able to provide a complete array of sweet baked goods. The Tasty line, which may feature the supermarket's private label, includes donuts, mini donuts, donut holes, breakfast and dessert cakes, Danish pastry, and cookies.

[GRAPHIC OMITTED]
(photo caption)
Private-label products for in-store supermarket bakeries capitalize on innovations developed for Classic Baked Goods and the mass merchandiser markets.

New Classic Baked Goods
Tasty continues to refine and expand the Classic Baked Goods line of multi-serve products. New products introduced in 2001 include Cheese Danish, Cinnamon Buns and Cheese Cinnamon Buns. The core Classic Baked Goods line of classic favorites remains constant throughout the year, with seasonal products rotated in and out to maintain variety.

Consistent and standardized packaging makes new product development extremely easy and cost effective. New items can now be test-marketed in the actual retail sales environment to determine consumer acceptance.

New Product Challenges
Tasty's entry into national sales markets created special challenges for all those responsible for developing and pricing new products. With huge sales volumes and fixed price points, there's no room for error. Just a few cents can make the difference between profit and loss. Some would see this as a risk. For Tasty, it's a true opportunity - and one that's produced positive results.


[GRAPHIC OMITTED]
(photo caption)
The Classic Baked Goods line remains new and exciting as new products like Cheese Danish are added and seasonal items like Cherry Crumb Pie are rotated in and out throughout the year.



                                                         New opportunities

[GRAPHIC OMITTED]
(photo caption)
Specialists from many disciplines come together as a team to bring new products to market. Above (from left), discussing Tasty's diverse product line, are John Sawicki (Research & Development), Adriane Posner (Purchasing), George Latella (Marketing & National Sales), Don Whitelock (Engineering) and Tom Gatter (Finance).


New Investment in Growth
Ongoing capital investment in facilities, manufacturing equipment and technology continue to have a positive effect on efficiency. Both the Hunting Park and Oxford plants posted excellent results in 2001.

Ultimately, Tasty's success is founded on our investment in our people - talented individuals who know our business and who bring creativity, precision and determination to their work. It's a team effort involving all our departments. Each offers creative ideas that continually refine and improve our ability to meet the requirements of our retail customers and maintain our reputation for great taste and outstanding value.

Financial Information

Management's Review
12

Management's Analysis
14

Quarterly Summary
15
Five Year Selected Financial Data



Consolidated Financial Statements

16
Operations and Retained Earnings

17
Cash Flows

18
Balance Sheets

20
Changes in Capital Accounts

21
Notes to Consolidated Financial Statements

31
Report of Independent Accountants


                                    Tasty Banking Company 2001 Annual Report 11

Management's Review

Management's Analysis
Results of Operations
Net income for the fiscal year ended December 29, 2001 was $6,320,202 or $.78 per share. Included in net income for 2001 was a restructuring charge, which consisted of costs associated with the closing of the company's Dutch Mill plant in Wyckoff, New Jersey, and the closing of two company thrift stores that were under performing. The after-tax impact of this charge was $1,038,000 or $.13 per share, primarily related to costs associated with existing leases and contracts, write-off of certain equipment, employee severance payments and other related costs. After eliminating the effect of this charge, the comparable 2001 results were $7,358,202 or $.90 per share.

Net income for the fiscal year ended December 30, 2000 was $8,143,540 or $1.04 per share. Net income for the fiscal year ended December 25, 1999 was $4,702,822 or $.60 per share. Included in net income for 1999 were two non-recurring charges. During the first quarter of 1999, the company discontinued forty-three route territories in certain areas not achieving appropriate levels of profitability, assigning most of those territories to certain other independent regional distributorships. This decision resulted in an after-tax charge of $570,570 or $.07 per share, primarily related to costs associated with the repurchase of some owner/operator territories as well as employee severance payments and other related costs. Also during the first quarter of 1999, the company adopted a new accounting regulation, which required the write-off of the remaining start-up costs pertaining to the company's Oxford plant. This charge was reflected as a cumulative effect of a change in accounting principle which resulted in an after-tax charge to net income in the amount of $204,709 or $.03 per share. After eliminating the effect of these two non-recurring charges, the comparable 1999 results were $5,478,101 or $.70 per share.

Gross sales increased in 2001 to $255,335,587 from $249,690,639 in 2000, representing an increase of 2.3%. The increase resulted from price increases instituted at the end of 2000 and during 2001. Gross sales increased in 2000 to $249,690,639 from $226,350,463 in 1999, representing an increase of 10.3%. This increase can be attributed to the company's national sales expansion efforts, more aggressive promotions, and a full year of restored production capabilities after the completion in 1999 of the first phase of the bakery modernization project. Also, price increases implemented during the fourth quarter of 2000 had a minor effect on the increase in gross sales relative to 1999.

Net sales were $164,607,854 in 2001 compared to $164,283,260 in 2000, remaining relatively flat as the increase in gross sales was offset principally by an increase in returns. Net sales were $164,283,260 in 2000 compared to $150,661,637 in 1999, representing an increase of 9.0%. The percentage increase was slightly lower than the percentage increase in gross sales mostly due to increased promotions.

Cost of sales, as a percentage of gross sales, was 41.1%, 42.2% and 42.3% in 2001, 2000 and 1999, respectively. The decrease in 2001 can be attributed to the price increases instituted in 2000 and 2001. The slight decrease in 2000 compared to 1999 can be attributed to the price increase instituted in the fourth quarter of 2000 and plant efficiencies, partially offset by increased energy costs.

Selling, general and administrative expenses in 2001 increased $2,723,272 or 7.3% compared to 2000 primarily due to compensation expense from a conditional stock grant during 2001, an increase in pension expense compared to 2000 and an increase in shipping costs. Selling, general and administrative expenses in 2000 decreased $2,187,721 or 5.6% compared to 1999 mostly due to a decrease in advertising expense.

Depreciation expense in 2001 decreased $555,657 or 7.2% compared to 2000. The majority of the decrease was the result of an evaluation in the second quarter of 2001 of the utilization of certain fixed assets and a determination that their useful lives should be extended to seven years from five years. Depreciation expense in 2000 increased $743,216 or 10.6% compared to 1999 due to the recognition of a full year of depreciation relative to the bakery modernization project and the new computer system.

Other income, net decreased by $230,951 in 2001 compared to 2000 as a result of a decrease in interest income from owner/operators and a decrease in gains on the sale of equipment. Other income, net increased by $139,516 in 2000 compared to 1999 as a result of an increase in interest income from owner/operators and the gain on the sale of equipment.

Interest expense in 2001 decreased compared to 2000 due to lower average interest rates. Interest expense in 2000 increased compared to 1999 due to higher average interest rates partially offset by lower average borrowing levels.

The effective tax rates were 37.4%, 36.1% and 34% in 2001, 2000 and 1999, respectively, which compare to a federal statutory rate of 34%. The difference between the effective rate and the statutory rate for 2001 and 2000 was principally due to the effect of state income taxes. The 1999 effective rate was essentially the same as the federal statutory rate as a result of state income taxes being offset by tax benefits arising from passive income and certain permanent differences.

Financial Condition
Historically, the company's ability to generate sufficient amounts of cash has primarily come from operations. Bank borrowings are used to supplement cash flow from operations during periods of cyclical shortages. The company's debt structure is relatively straightforward. Short- and long-term credit lines are maintained with two banks and certain capital and operating leases are utilized. Contractual obligations arising under these arrangements and related commitment expirations are detailed in Notes 6 to 8.

Net cash from operating activities in 2001 decreased by $2,293,961 to $10,904,614 from $13,198,575 in 2000. The decrease principally resulted from a decrease in net income, an increase in inventories and a decrease in accrued liabilities, offset by positive non-cash adjustments to net income.

Capital expenditures totaled $7,313,982 in 2001. These expenditures were made primarily for the continued upgrade of the bakery's production equipment and were funded totally from operating activities. The excess cash from operating activities after funding the net increase in loans to owner/operators was used to partially fund dividend payments of $3,833,460. Proceeds from the exercise of stock options were used to fund the balance of the dividends and reduce net bank borrowings.

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

Capital expenditures totaled $14,037,837 in 1999. These expenditures were made primarily to upgrade the bakery's production equipment and for the new computer system. Bank borrowings and proceeds from the excess of owner/operator loan payments over new loans funded the balance of the capital expenditures not funded by operating cash.

The company anticipates that cash flow from operating activities will improve in 2002, and with the continued availability of bank lines of credit, the new Credit Facility (see Note 6) and other long-term financing, sufficient cash will be available for planned capital expenditures and other operating and financial requirements.


                                     Tasty Banking Company 2001 Annual Report 13

Quarterly Summary (Unaudited)

Summarized quarterly financial data (in thousands of dollars except for per share amounts) for 2001 and 2000 is as follows:

                                             First           Second           Third            Fourth            Year
2001(a)
Gross sales                                $65,656          $66,520          $62,532          $60,628          $255,336
Net sales                                   42,394           43,024           40,341           38,849           164,608
Gross profit (after depreciation)           14,131           14,225           11,699           12,283            52,338
Net income                                   2,119            2,499            1,050              652             6,320
Per share of common stock:
         Net income:
                  Basic                        .27              .31              .13              .08               .79
                  Diluted                      .26              .31              .13              .08               .78
         Cash dividends                        .12              .12              .12              .12               .48
Market prices:
         High                                16.35            17.99            19.87            18.35             19.87
         Low                                 12.66            14.35            16.43            15.74             12.66
                                                                                                                   2000
Gross sales                                $61,148          $62,899          $60,572          $65,072          $249,691
Net sales                                   40,343           41,718           39,856           42,366           164,283
Gross profit (after depreciation)           12,484           13,519           11,801           13,426            51,230
Net income                                   2,023            2,224            1,391            2,506             8,144
Per share of common stock:
         Net income:
                  Basic                        .26              .28              .18              .32              1.04
                  Diluted                      .26              .28              .18              .32              1.04
         Cash dividends                        .12              .12              .12              .12               .48
Market prices:
         High                                11.19            12.27            13.43            14.61             14.61
         Low                                  7.92             9.20            10.43            10.43              7.92

Each quarter consists of thirteen weeks except for the fourth quarter of 2000 which consists of fourteen weeks. The market prices of the company's stock reflect the high and low price by quarter as traded on the New York Stock Exchange. The approximate number of holders of record of the company's common stock (par value $.50 per share) as of February 11, 2002 was 2,650.

(a) During the fourth quarter of 2001, the company incurred a $1,728,000 restructure charge related to its decision to close its Dutch Mill plant in Wyckoff, New Jersey and two company thrift stores. The after-tax effect of this charge was $1,038,000 or $.13 per share.

Five Year Selected Financial Data

All amounts presented are in thousands except for per share amounts.

                                          2001(a)         2000          1999(b)         1998           1997(c)
--------------------------------------------------------------------------------------------------------------
Operating Results
         Gross Sales                     $255,336       $249,691       $226,350       $228,453       $222,054
         Net Sales                       $164,608       $164,283       $150,662       $150,729       $149,292
         Net Income                      $  6,320       $  8,144       $  4,703       $  5,729       $  6,048
--------------------------------------------------------------------------------------------------------------

Per Share Amounts
         Net Income:
                  Basic                  $    .79       $   1.04       $    .60       $    .73       $    .78
                  Diluted                $    .78       $   1.04       $    .60       $    .72       $    .77
         Cash Dividends                  $    .48       $    .48       $    .48       $    .48       $   .456
         Shareholders' Equity            $   6.84       $   6.40       $   5.81       $   5.67       $   5.37
--------------------------------------------------------------------------------------------------------------

Financial Position
         Working Capital                 $ 18,284       $ 15,474       $ 14,406       $ 15,830       $ 10,737
         Total Assets                    $116,137       $112,192       $111,753       $101,744       $ 94,572
         Long-term Obligations           $ 14,603       $ 16,843       $ 21,060       $ 13,761       $  8,360
         Shareholders' Equity            $ 55,065       $ 50,174       $ 45,422       $ 44,357       $ 41,848
         Shares of Common Stock
                  Outstanding               8,052          7,845          7,823          7,822          7,791
--------------------------------------------------------------------------------------------------------------

Statistical Information
         Capital Expenditures            $  7,314       $  8,116       $ 14,038       $ 11,328       $ 10,528
         Depreciation                    $  7,204       $  7,759       $  7,016       $  6,650       $  7,215
         Average Common Shares
                  Outstanding:
                           Basic            7,998          7,837          7,824          7,808          7,770
                           Diluted          8,140          7,861          7,865          7,953          7,896
--------------------------------------------------------------------------------------------------------------

(a) During the fourth quarter of 2001, the company incurred a $1,728,000 restructure charge related to its decision to close its Dutch Mill plant in Wyckoff, New Jersey and two company thrift stores. The after-tax effect of this charge was $1,038,000 or $.13 per share.

(b) Net income and per share amounts include an after-tax charge to net income of $570,570 or $.07 per share resulting from a route restructuring. Also included is an after-tax charge of $204,709 or $.03 per share related to an accounting change that required the write-off of start-up costs. Long-term obligations reflect the renewal of a capital lease with the trustees of the company pension plan (see Note 7).

(c) Net income and per share amounts include an after-tax charge of $1,171,170 or $.15 per share resulting from a settlement with the IRS concerning payroll taxes for the company's independent owner/operators for tax years 1990-1997 and related expenses.


                                     Tasty Banking Company 2001 Annual Report 15

Consolidated Financial Statements
Tasty Baking Company and Subsidiaries

Consolidated Statements of Operations and Retained Earnings

                                                            52 Weeks Ended       53 Weeks Ended       52 Weeks Ended
                                                             Dec. 29, 2001       Dec. 30, 2000         Dec. 25, 1999
--------------------------------------------------------------------------------------------------------------------
Operations
------------------------------------------------------
Gross Sales                                                 $ 255,335,587        $ 249,690,639        $ 226,350,463
Less discounts and allowances                                 (90,727,733)         (85,407,379)         (75,688,826)
                                                         -----------------------------------------------------------
Net sales                                                     164,607,854          164,283,260          150,661,637
                                                         -----------------------------------------------------------
Costs and expenses:
------------------------------------------------------
Cost of sales                                                 105,065,849          105,294,026           95,696,570
Depreciation                                                    7,203,688            7,759,345            7,016,129
Selling, general and administrative                            39,830,182           37,106,910           39,294,631
Restructure charge                                              1,727,844                   --              950,000
Interest expense                                                1,102,777            1,540,242            1,124,469
Provision for doubtful accounts                                   772,372            1,250,385              428,864
Other income, net                                              (1,189,606)          (1,420,557)          (1,281,041)
                                                         -----------------------------------------------------------
                                                              154,513,106          151,530,351          143,229,622
                                                         -----------------------------------------------------------
Income before provision for income taxes                       10,094,748           12,752,909            7,432,015
                                                         -----------------------------------------------------------
Provision for income taxes:
------------------------------------------------------
Federal                                                         3,284,796            2,562,171            3,113,669
State                                                             (89,526)            (269,625)             319,140
Deferred                                                          579,276            2,316,823             (908,325)
                                                         -----------------------------------------------------------
                                                                3,774,546            4,609,369            2,524,484
                                                         -----------------------------------------------------------
Income before cumulative effect of a change
    in accounting principle                                     6,320,202            8,143,540            4,907,531
Cumulative effect of a change in accounting principle
    for start-up costs                                                 --                   --             (204,709)
                                                         -----------------------------------------------------------
Net income                                                      6,320,202            8,143,540            4,702,822
------------------------------------------------------
Retained Earnings
------------------------------------------------------
Balance, beginning of year                                     32,351,894           27,968,811           27,021,836
Cash dividends paid on common shares
    ($.48 per share in 2001, 2000 and 1999)                    (3,833,460)          (3,760,457)          (3,755,847)
                                                         -----------------------------------------------------------
Balance, end of year                                        $  34,838,636        $  32,351,894        $  27,968,811
                                                         ===========================================================
Per share of common stock:
Income before cumulative effect of a change
    in accounting principle:
    Basic                                                   $         .79        $        1.04        $         .63
    Diluted                                                 $         .78        $        1.04        $         .62
Cumulative effect of a change in accounting
    principle for start-up costs:
    Basic and Diluted                                                  --                   --        $        (.03)
                                                         -----------------------------------------------------------
Net income:
    Basic                                                   $         .79        $        1.04        $         .60
                                                         ===========================================================
    Diluted                                                 $         .78        $        1.04        $         .60
                                                         ===========================================================

See accompanying notes to consolidated financial statements.


Consolidated Statements of Cash Flows
                                                                            52 Weeks Ended      53 Weeks Ended      52 Weeks Ended
                                                                             Dec. 29, 2001       Dec. 30, 2000       Dec. 25, 1999
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from (used for) operating activities
------------------------------------------------------------------------
Net income                                                                   $  6,320,202        $  8,143,540        $  4,702,822
Adjustments to reconcile net income to net cash
         provided by operating activities:
         Depreciation                                                           7,203,688           7,759,345           7,016,129
         Restructure charge                                                     1,727,844                  --             950,000
         Provision for doubtful accounts                                          772,372           1,250,385             428,864
         Cumulative effect of a change in accounting principle                         --                  --             204,709
         Conditional stock grant                                                  804,759             319,016                  --
         Deferred taxes                                                           579,276           2,316,823            (908,325)
         Other                                                                   (637,047)         (2,472,683)          1,286,084
Changes in assets and liabilities:
         Decrease (increase) in receivables                                    (2,233,932)         (2,339,505)          1,102,979
         Decrease (increase) in inventories                                    (2,481,235)         (1,424,770)            201,501
         Decrease (increase) in prepayments and other                            (197,658)           (948,500)            209,213
         Increase (decrease) in accrued payroll, accrued income taxes,
                  accounts payable and other current liabilities                 (953,655)            594,924             304,956
                                                                            ------------------------------------------------------
         Net cash from operating activities                                    10,904,614          13,198,575          15,498,932
                                                                            ------------------------------------------------------

Cash flows from (used for) investing activities
------------------------------------------------------------------------
Proceeds from owner/operator loan repayments                                    3,494,763           4,065,144           4,021,428
Purchase of property, plant and equipment                                      (7,313,982)         (8,116,213)        (14,037,837)
Loans to owner/operators                                                       (4,043,379)         (3,038,759)         (3,856,500)
Other                                                                              46,131              40,402              49,988
                                                                            ------------------------------------------------------
         Net cash used for investing activities                                (7,816,467)         (7,049,426)        (13,822,921)
                                                                            ------------------------------------------------------

Cash flows from (used for) financing activities
------------------------------------------------------------------------
Dividends paid                                                                 (3,833,460)         (3,760,457)         (3,755,847)
Payment of long-term debt                                                      (3,216,821)        (10,196,240)         (3,153,651)
Net increase (decrease) in short-term debt                                      1,700,000           1,450,000            (450,000)
Additional long-term debt                                                       1,000,000           6,000,000           6,000,000
Net proceeds from sale of common stock                                          1,318,112             (36,704)             16,110
                                                                            ------------------------------------------------------
         Net cash used for financing activities                                (3,032,169)         (6,543,401)         (1,343,388)
                                                                            ------------------------------------------------------
         Net increase (decrease) in cash                                           55,978            (394,252)            332,623
Cash, beginning of year                                                           311,242             705,494             372,871
                                                                            ------------------------------------------------------
Cash, end of year                                                            $    367,220        $    311,242        $    705,494
                                                                            ======================================================

Supplemental cash flow information
Cash paid during the year for:
------------------------------------------------------------------------
Interest                                                                     $  1,228,287        $  1,750,990        $  1,125,763
                                                                            ======================================================
Income taxes                                                                 $  3,065,069        $  4,819,057        $  1,714,027
                                                                            ======================================================

Noncash investing and financing activities:
------------------------------------------------------------------------
Capital lease renewal                                                                  --                  --        $  4,049,406
                                                                            ======================================================

See accompanying notes to consolidated financial statements.

                                                                                     Tasty Banking Company 2001 Annual Report 17

Consolidated Balance Sheets
                                                                             Dec. 29, 2001      Dec. 30, 2000
--------------------------------------------------------------------------------------------------------------
Assets
------------------------------------------------------------------------
Current Assets:
------------------------------------------------------------------------
Cash                                                                         $    367,220       $    311,242
Receivables, less allowance of $3,751,854 and $3,329,344, respectively         22,233,413         20,771,853
Inventories                                                                     8,411,784          5,930,549
Deferred income taxes                                                           3,055,410          2,483,323
Prepayments and other                                                           1,101,345          1,035,605
                                                                            --------------------------------
Total current assets                                                           35,169,172         30,532,572
                                                                            --------------------------------

Property, plant and equipment:
------------------------------------------------------------------------
Land                                                                            1,097,987          1,097,987
Buildings and improvements                                                     37,103,226         34,053,518
Machinery and equipment                                                       146,023,373        143,150,543
                                                                            --------------------------------
                                                                              184,224,586        178,302,048
Less accumulated depreciation and amortization                                124,522,610        118,487,509
                                                                            --------------------------------
                                                                               59,701,976         59,814,539
                                                                            --------------------------------

Other assets:
------------------------------------------------------------------------
Long-term receivables                                                          10,201,049          9,652,433
Deferred income taxes                                                           7,381,934          8,533,257
Spare parts inventory                                                           3,632,687          3,406,483
Miscellaneous                                                                      50,001            252,933
                                                                            --------------------------------
                                                                               21,265,671         21,845,106
                                                                            --------------------------------
                                                                             $116,136,819       $112,192,217
                                                                            ================================

See accompanying notes to consolidated financial statements.

                                                                                  Dec. 29, 2001      Dec. 30, 2000
------------------------------------------------------------------------------------------------------------------
Liabilities
----------------------------------------------------------------------------
Current Liabilities:
----------------------------------------------------------------------------
Current obligations under capital leases                                          $    239,593       $    216,820
Notes payable, banks                                                                 3,900,000          2,200,000
Accounts payable                                                                     5,306,976          5,385,864
Accrued payroll and employee benefits                                                6,208,889          6,887,625
Reserve for restructure                                                                850,879                 --
Other                                                                                  378,982            368,140
                                                                                ----------------------------------
         Total current liabilities                                                  16,885,319         15,058,449
                                                                                ----------------------------------
Long-term debt                                                                      11,000,000         13,000,000
                                                                                ----------------------------------
Long-term obligations under capital leases, less current portion                     3,603,310          3,842,904
                                                                                ----------------------------------
Accrued pensions and other liabilities                                              11,506,969         11,728,847
                                                                                ----------------------------------
Postretirement benefits other than pensions                                         18,076,719         18,388,339
                                                                                ----------------------------------

Shareholders' Equity
----------------------------------------------------------------------------
Common stock, par value $.50 per share, and entitled to one vote per share:
         Authorized 15,000,000 shares, issued 9,116,483 shares                       4,558,243          4,558,243
Capital in excess of par value of stock                                             29,388,567         29,742,434
Retained earnings                                                                   34,838,636         32,351,894
                                                                                ----------------------------------
                                                                                    68,785,446         66,652,571
Less:
----------------------------------------------------------------------------
Treasury stock, at cost:
         1,271,171 shares and 1,293,135 shares, respectively                        13,167,082         16,106,361
Management Stock Purchase Plan receivables and deferrals                               553,862            372,532
                                                                                ----------------------------------
                                                                                    55,064,502         50,173,678
                                                                                ----------------------------------
                                                                                  $116,136,819       $112,192,217
                                                                                ==================================

See accompanying notes to consolidated financial statements.

                                                                                     Tasty Banking Company 2001 Annual Report 19

Consolidated Statements of Changes in Capital Accounts

                                               Dec. 29, 2001                     Dec. 30, 2000                     Dec. 25, 1999
--------------------------------------------------------------------------------------------------------------------------------
                                     Shares           Amount           Shares           Amount           Shares           Amount
--------------------------------------------------------------------------------------------------------------------------------
Common Stock:
Balance, beginning of year        9,116,483       $4,558,243        9,116,483       $4,558,243        9,116,483       $4,558,243
                                ------------------------------------------------------------------------------------------------
Balance, end of year              9,116,483       $4,558,243        9,116,483       $4,558,243        9,116,483       $4,558,243
                                ================================================================================================
Capital in Excess of
    Par Value of Stock:
Balance, beginning of year                       $29,742,434                       $29,778,768                       $29,762,210
Issuances:
    Management Stock
      Purchase Plan                                   53,766                            (4,211)                            1,308
    Stock Option Plan                               (599,642)                               --                             9,221
    Conditional Stock Grant                          (11,535)                          (35,573)                               --
Tax benefits related to
    Management Stock
    Purchase Plan and
    Stock Option Plan                                203,544                             3,449                             6,029
                                ------------------------------------------------------------------------------------------------
Balance, end of year                             $29,388,567                       $29,742,434                       $29,778,768
                                ------------------------------------------------------------------------------------------------

Treasury Stock:
Balance, beginning of year        1,271,171      $16,106,361        1,293,135      $16,408,808        1,294,026      $16,372,219
Management Stock
    Purchase Plan:
      Reissued                      (20,345)        (270,021)          (1,400)         (20,048)          (4,640)         (58,167)
      Reacquired                      5,775           64,790            2,365           35,487            7,180          101,645
Net shares reissued
 in connection with:
    Stock Option Plan              (155,820)      (2,141,247)              --               --           (3,431)          (6,889)
    Conditional Stock Grant         (36,242)        (592,801)         (22,929)        (317,887)              --               --
                                ------------------------------------------------------------------------------------------------
Balance, end of year              1,064,539      $13,167,082        1,271,171      $16,106,361        1,293,135      $16,408,808
                                ================================================================================================

Management Stock Purchase
    Plan Receivables and Deferrals:
Balance, beginning of year                         $ 372,532                         $ 475,470                         $ 613,334
Common stock issued                                  323,787                            15,838                            59,475
Common stock repurchased                             (60,083)                          (29,904)                          (97,046)
Note payments and
    amortization of
    deferred compensation                            (82,374)                          (88,871)                         (100,293)
                                ------------------------------------------------------------------------------------------------
Balance, end of year                               $ 553,862                         $ 372,532                         $ 475,470
                                ================================================================================================


See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies:
--------------------------------------------------------------------------------
Fiscal Year
The company and its subsidiaries operate on a 52-53 week fiscal year, ending on the last Saturday of December.

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

Concentrations of Credit
The company encounters, in the normal course of business, exposure to concentrations of credit risk with respect to trade receivables. This risk is limited due to the large number of customers comprising the company's customer base. Ongoing credit evaluations of customers' financial condition are performed and, generally, no collateral is required. The company maintains reserves for potential credit losses and such losses have not exceeded management's expectations.

Revenue Recognition
Revenue is recognized when title and risk of loss pass, which is generally upon receipt of goods by the customer.

Shipping and Handling Costs
The company does not bill customers for shipping and handling of product. These costs are included as a part of selling, general and administrative expense and were approximately $7,400,000, $7,000,000 and $6,800,000 for the years 2001,
2000 and 1999, respectively.

Inventory Valuation
Inventories are stated at the lower of cost or market, cost being determined using the first-in, first-out (FIFO) method.

Property and Depreciation
Property, plant and equipment are carried at cost. Costs of major additions, replacements and betterments are capitalized and maintenance and repairs which do not improve or extend the life of the respective assets are charged to income as incurred. When property is retired or otherwise disposed of, the cost of the property and the related accumulated depreciation are removed from the accounts and any resulting gains or losses are reflected in income for the period. Depreciation is computed by the straight-line method over the estimated useful lives of the assets. Amortization of asset values under capital leases is provided in accordance with SFAS No. 13, "Accounting for Leases", as amended. The principal manufacturing plant related to the long-term lease with the company's pension plan is amortized over twenty years. Buildings and improvements are depreciated over thirty-nine years. Other leasehold improvements are generally depreciated over five years, and machinery and equipment are depreciated over a range of seven to fifteen years. For income tax purposes, accelerated depreciation methods are used.

During the year, the company evaluated the utilization of certain fixed assets and determined that their useful lives should be extended to seven years from five years which resulted in a decrease of depreciation expense by $558,000 for the year 2001.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Treasury Stock
Treasury stock is stated at cost. Cost is determined by the first-in, first-out method.

Pension Plan
The company's general funding policy for the pension plan is to contribute amounts deductible for federal income tax purposes plus such additional amounts, if any, as the company's actuarial consultants advise to be appropriate. Contributions are intended to provide for benefits attributed to service to date and for those expected to be earned in the future.

Net Income Per Common Share
Net income per common share is presented as basic and diluted earnings per share. Net income per common share - Basic is based on the weighted average number of common shares outstanding during the year. Net income per common share
- Diluted is based on the weighted average number of common shares and dilutive potential common shares outstanding during the year. Dilution is the result of outstanding stock options.


                                     Tasty Banking Company 2001 Annual Report 21

2. Restructure Charge:
--------------------------------------------------------------------------------
During the fourth quarter of 2001, the company closed its Dutch Mill plant in Wyckoff, New Jersey moving production of Dutch Mill products to the Hunting Park and Oxford plants. The company also closed two thrift stores that were under performing. Costs related to these events were included in a restructure charge of $1,728,000. The after-tax effect of this charge was $1,038,000 or $.13 per share. During the fourth quarter, $877,000 was expended relative to this charge leaving a remaining balance of $851,000 to be paid.

3. Inventories:
--------------------------------------------------------------------------------
Inventories are classified as follows:

                                  Dec. 29, 2001        Dec. 30, 2000
--------------------------------------------------------------------------------
Finished goods                      $3,696,045          $1,791,570
Work in progress                       720,511             705,380
Raw materials and supplies           3,995,228           3,433,599
                                   -------------------------------
                                    $8,411,784          $5,930,549
                                   ===============================

4. Long-Term Receivables and Distribution Routes:
--------------------------------------------------------------------------------
The majority of the company's sales distribution routes are owned by independent owner/operators who purchased the exclusive right to sell and distribute Tastykake products in defined geographical territories. The company maintains a wholly-owned subsidiary to assist in financing route purchase activities if requested by new owner/operators using the route and certain associated assets as collateral. Most route purchase activities involve transactions between existing and new independent owner/operators. At December 29, 2001 and December 30, 2000, interest-bearing notes receivable (based on treasury yields plus a spread) of $11,685,189 and $11,213,000, respectively, are included in current and long-term receivables in the accompanying consolidated balance sheets.

5. Notes Payable, Banks:
--------------------------------------------------------------------------------
The company has credit arrangements with various banks under which it may borrow up to $41,000,000 primarily at or below the prime rate of interest. Of the $41,000,000, $11,000,000 is designated for short-term borrowings, while $30,000,000 is for use under a Revolving Credit Agreement. On January 31, 2002, a new Credit Facility was entered into which replaced all existing lines of credit (see Note 6).

Notes payable of $3,900,000 were outstanding at December 29, 2001 at an interest rate of 2.39%. Notes payable of $2,200,000 were outstanding at December 30, 2000 at an interest rate of 7.14%. The average outstanding borrowing during 2001 was $3,549,000 ($2,003,000 in 2000) and the average interest rate was 4.59% (6.39%
in 2000), calculated on the basis of the average daily balance. The maximum short-term borrowing by the company at any period end during 2001 was $4,600,000 ($3,100,000 in 2000).

6. Long-Term Debt:
--------------------------------------------------------------------------------
Long-term debt consists of the following:

                                                                               Dec. 29, 2001            Dec. 30, 2000
----------------------------------------------------------------------------------------------------------------------
Revolving Credit Agreement, with interest at or below the prime rate
         (2.39% at December 29, 2001 and 7.15% at December 30, 2000)            $11,000,000              $13,000,000
----------------------------------------------------------------------------------------------------------------------

In 1989, the company entered into a Revolving Credit Agreement (Agreement). On April 30, 1999, the Agreement was amended to permit a $10,000,000 increase in borrowings from $20,000,000 to $30,000,000. Borrowings under the Agreement bear interest at an annual rate equal to the prime rate, a CD rate, a LIBOR rate or a money market rate at the company's option. Under the Agreement, the company may borrow up to $30,000,000 until September 2002. However, the Agreement contains provisions which effectively allow the revolving credit period and maturity to be extended indefinitely upon approval of the bank. The Agreement, as amended, contains restrictive covenants which include provisions for maintenance of minimum earnings to funded debt, fixed charge coverage, current ratio and tangible net worth, and restrictions on total liabilities, guarantees, loans, investments and subsidiary debt. The company was in compliance with all the covenants in 2001 and 2000.

On January 31, 2002, the company entered into a new Credit Facility (Facility) for $40,000,000 with two banks. This Facility replaces all existing short-term lines of credit and the Agreement. Under the Facility, $15,000,000 is available on a 364 day basis and $25,000,000 is available on a three-year revolving term, both of which are renewable annually for an extension of one year upon approval of the banks. The Facility bears interest at an indexed LIBOR rate or the prime rate, and it contains restrictive covenants which include provisions for the maintenance of tangible net worth, coverage of fixed charges, and restrictions on total indebtedness, guarantees and investments. The 364 day portion of the Facility contains a sub-limit of $6,000,000 for overnight "Swing Line" borrowings. The revolving portion allows for Standby Letters of Credit to be issued.

The following schedule of future long-term debt principal payments as of December 29, 2001 is based on the stated maturity dates under the Facility, as a result of the refinancing on January 31, 2002, and does not reflect future extensions or refinancings.

                                                 2005     $  11,000,000
                                                         --------------
                             Total principal payments     $  11,000,000
                                                         ==============

7. Obligations Under Capital Leases:
--------------------------------------------------------------------------------
Obligations under capital leases consist of the following:

                                                                                       Dec. 29, 2001       Dec. 30, 2000
------------------------------------------------------------------------------------------------------------------------
Capital lease obligation, with interest at 11%, payable in monthly installments
         of $46,000 through June 2015                                                    $3,743,235          $3,875,828
Industrial development mortgage, with interest at 8.5%, payable in
         monthly installments of $8,052 through February 2003                                99,668             183,896
                                                                                        --------------------------------
                                                                                          3,842,903           4,059,724
Less current portion                                                                        239,593             216,820
                                                                                        --------------------------------
                                                                                         $3,603,310          $3,842,904
                                                                                        ================================

The initial term of the company's lease with the Tasty Baking Company Pension Plan for the 2801 Hunting Park Avenue building expired on June 30, 1999. On July 1, 1999, the company exercised its option to renew its lease for an additional five three-year terms. This building contains the company's principal production facilities. The terms and conditions of the original lease will continue during the renewal period. In accordance with generally accepted accounting principles, the company remeasured its asset and related obligation based on the present value of the future minimum lease payments during the renewal period. This remeasurement is reflected in the company's financial statements at December 25, 1999 and resulted in an increase of $4,049,406 to both the fixed asset and the corresponding obligation at July 1, 1999.



                                     Tasty Banking Company 2001 Annual Report 23

8. Commitments and Contingencies:
--------------------------------------------------------------------------------
The company leases certain plant and distribution facilities, retail facilities for thrift stores, machinery and automotive equipment under noncancelable lease agreements. The company expects that in the normal course of business, leases that expire will be renewed or replaced by other leases. Included therein is a lease with the Trustees of the Tasty Baking Company Pension Plan for property contributed to the plan. The net annual rental is subject to adjustment every three years to provide fair market rental to the Pension Plan and, accordingly, the net annual rental was adjusted effective July 1, 1999. The lease was renewed on July 1, 1999 for five additional three year periods. In addition, the company has an option to purchase the property at any time at its then fair market value. Property, plant and equipment relating to capital leases was $6,549,000 at December 29, 2001 and December 30, 2000 with accumulated amortization of $2,397,000 and $2,154,000, respectively. Depreciation and amortization of assets recorded under capital leases was $244,000 in 2001, $210,000 in 2000 and $289,000 in 1999.

The following is a schedule of future minimum lease payments as of December 29, 2001:

                                                                  Noncancelable
                                               Capital Leases   Operating Leases
--------------------------------------------------------------------------------
2002                                             $   648,627      $ 1,619,589
2003                                                 560,053        1,528,160
2004                                                 552,000          993,913
2005                                                 552,000          695,950
2006                                                 552,000          393,304
Later years                                        4,140,000           84,516
                                                -----------------------------
Total minimum lease payments                     $ 7,004,680      $ 5,315,433
                                                                 ------------
Less interest portion of payments                  3,161,777
                                                ------------
Present value of future minimum lease payments   $ 3,842,903
                                                ============

Rental expense was approximately $2,411,000 in 2001, $1,812,000 in 2000 and $2,000,000 in 1999. The increase in 2001 rental expense was principally related to the new company thrift stores, the majority of which opened during 2001.

In connection with a workers compensation insurance policy, the company has obtained Standby Letters of Credit in the amount of $3,286,000 which are required by its insurance company in order to guarantee future payment of premiums.

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

9. Pension Costs:
--------------------------------------------------------------------------------
The company maintains a funded noncontributory pension plan providing retirement benefits for substantially all employees. Benefits under this plan generally are based on the employees' years of service and compensation during the years preceding retirement. Net pension gains and losses in excess of 10% of the greater of the projected benefit obligation or the market value of the plan assets ("the corridor") are recognized in income in the year of occurrence.

The components of pension cost are summarized as follows:

                                                         2001               2000               1999
-------------------------------------------------------------------------------------------------------
Service cost-benefits earned during the year        $ 1,222,000        $ 1,201,000        $ 1,646,000
Interest cost on projected benefit obligation         5,065,000          5,027,000          5,114,000
Expected return on plan assets                       (6,135,000)        (6,248,000)        (6,077,000)
Prior service cost amortization                         (30,000)           (30,000)           (30,000)
Transition amount amortization                         (339,000)          (339,000)          (339,000)
Actuarial gain recognition - corridor excess               --           (1,776,000)              --
                                                   ---------------------------------------------------
Net amount charged (credited) to income             $  (217,000)       $(2,165,000)       $   314,000
                                                   ===================================================


The following table sets forth the change in projected benefit obligation, change in plan assets, funded status of the pension plan and net liability recognized in the company's balance sheet at December 29, 2001 and December 30, 2000:

                                                                  2001                2000
----------------------------------------------------------------------------------------------
Change in Projected Benefit Obligation
-------------------------------------------------------
Projected benefit obligation, beginning of year              $ 69,693,000        $ 71,644,000
Service cost                                                    1,222,000           1,201,000
Interest cost                                                   5,065,000           5,027,000
Actuarial loss (gain)                                             974,000          (3,603,000)
Benefits paid                                                  (4,616,000)         (4,576,000)
                                                            ---------------------------------
Projected benefit obligation, end of year                    $ 72,338,000        $ 69,693,000
                                                            =================================

Change in Plan Assets
-------------------------------------------------------
Fair value of plan assets, beginning of year                 $ 69,917,000        $ 70,479,000
Actual return on plan assets                                     (457,000)          4,014,000
Benefits paid                                                  (4,616,000)         (4,576,000)
                                                            ---------------------------------
Fair value of plan assets, end of year                       $ 64,844,000        $ 69,917,000
                                                            =================================

Net Liability Recognized in Balance Sheet
-------------------------------------------------------
Funded status of plan, end of year                           $ (7,494,000)       $    224,000
Unrecognized actuarial loss (gain)                                575,000          (6,992,000)
Unrecognized prior service income                                 (45,000)            (74,000)
Unrecognized net transition asset                                    --              (339,000)
                                                            ---------------------------------
Net liability recognized in balance sheet, end of year       $ (6,964,000)       $ (7,181,000)
                                                            =================================

The actuarial present value of benefits and projected benefit obligations were determined using a discount rate of 7.25% for fiscal year 2001 and 7.5% for fiscal years 2000 and 1999. The expected long-term rate of return on assets was 9% for fiscal years 2001, 2000 and 1999. The rate of compensation increase used to measure the projected benefit obligation was 4.5% for fiscal years 2001 and 2000 and 6% for fiscal year 1999. Plan assets are invested in a diverse portfolio that primarily consists of equity and debt securities as well as certain real property with subsequent improvements and additions thereto.


                                     Tasty Banking Company 2001 Annual Report 25

10. Postretirement Benefits Other than Pensions:
--------------------------------------------------------------------------------
In addition to providing pension benefits, the company also provides certain unfunded health care and life insurance programs for substantially all retired employees. These benefits are provided through contracts with insurance companies and health service providers.

The net periodic postretirement benefit cost included the following components:

                                         2001               2000               1999
-------------------------------------------------------------------------------------
Service cost                        $   236,000        $   252,000        $   314,000
Interest cost                           923,000            967,000            973,000
Net amortization and deferral          (403,000)           (96,000)            91,000
                                  ---------------------------------------------------
Net amount charged to income        $   756,000        $ 1,123,000        $ 1,378,000
                                  ===================================================

The following table sets forth the change in projected benefit obligation, funded status of the postretirement benefit plan and the net liability recognized in the company's balance sheet at December 29, 2001 and December 30, 2000:

                                                                   2001               2000
----------------------------------------------------------------------------------------------
Change in Projected Benefit Obligation
------------------------------------------------------
Projected benefit obligation, beginning of year              $ 13,583,000        $ 13,667,000
Service cost                                                      236,000             252,000
Interest cost                                                     923,000             967,000
Actuarial gain                                                    (12,000)           (240,000)
Benefits paid                                                  (1,068,000)         (1,063,000)
                                                            ----------------------------------
Projected benefit obligation, end of year                    $ 13,662,000        $ 13,583,000
                                                            ==================================

Net Liability Recognized in Balance Sheet
------------------------------------------------------
Funded status of plan, end of year                           $(13,662,000)       $(13,583,000)
Unrecognized net gain                                          (4,415,000)         (4,836,000)
Unrecognized prior service cost                                      --                31,000
                                                            ----------------------------------
Net liability recognized in balance sheet, end of year       $(18,077,000)       $(18,388,000)
                                                            ==================================

The accumulated postretirement benefit obligation was determined using a weighted average discount rate of 7.25% in 2001 and 7.5% in 2000 and 1999, and an assumed compensation increase rate of 4.5% in 2001 and 2000 and 6% in 1999. For 2001, the health care cost trend rates are anticipated to be 11.0% for HMO-type health plans, gradually declining to 5.5% in eight years and remaining at that level thereafter. The health care cost trend rate assumptions have a significant effect on the amounts reported. For example, a 1% increase in the health care trend rate would increase the accumulated postretirement benefit obligation by $328,000 and $339,000 in 2001 and 2000, respectively and the net periodic cost by $43,000, $46,000 and $56,000 in 2001, 2000 and 1999, respectively. A 1% decrease in the healthcare trend rate would decrease the accumulated postretirement benefit obligation by $307,000 and $314,000 in 2001 and 2000, respectively and the net periodic cost by $39,000, $41,000 and $52,000 in 2001, 2000 and 1999, respectively.

11. Thrift Plan:
--------------------------------------------------------------------------------
The Tasty Baking Company Thrift Plan permits participants to make contributions to the plan on a pre-tax salary reduction basis in accordance with the provision of Section 401(k) of the Internal Revenue Code. The company contributes $1.00 for each $1.00 contributed by a participant up to a specified limit. Company contributions charged against income totaled $498,337 in 2001, $398,567 in 2000 and $340,313 in 1999.

The plan is administered under a Section 401(k) prototype plan sponsored by Mellon Employee Benefit Solutions. Under the plan, the company's contributions are invested in Tasty Baking Company common stock, and participants may choose from a selection of mutual fund options offered by Mellon Employee Benefit Solutions for investment of their contributions.

The company had 188,527 shares of its common stock reserved for possible issuance under the plan at December 29, 2001.

12. Management Stock Purchase Plan:
--------------------------------------------------------------------------------
The Management Stock Purchase Plan provides that common shares may be sold to management employees from time to time at prices designated by the Board of Directors (not less than 50% of the fair market value at date of grant) and under certain restrictions and obligations to resell to the company. During 2001 and 2000, 20,345 and 1,400 shares of common stock, respectively, were sold at 50% of fair market value at date of grant. The aggregate sales price of these shares was $161,956 and $7,919, respectively, for which collateral judgment notes were obtained to be paid in equal quarterly installments (not to exceed
40) with interest on the unpaid balance at 4.50% and 3.38% in 2001, and 4.25% and 4.75% in 2000. At December 29, 2001, a total of 931,567 common shares was authorized under the plan, of which 199,718 shares remain available for issuance.

For accounting purposes, the difference between the fair market value of the stock at the date of grant and the purchase price, $161,830 in 2001 and $7,919 in 2000, represents compensation. The compensation is deferred and, together with the notes receivable, is shown as a deduction from shareholders' equity. The deferred compensation is amortized over a ten year period or the period the employees perform services, whichever is less. Amortization charged to income amounted to $45,385, $46,041 and $54,711, in 2001, 2000 and 1999, respectively.

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



                                     Tasty Banking Company 2001 Annual Report 27

13. Stock Option Plans:
--------------------------------------------------------------------------------
Under the terms of the 1997 Long Term Incentive Plan, options to purchase a total of 375,000 common shares may be granted to key executives of the company. Options become exercisable in five equal installments beginning on the date of grant until fully exercisable after four years. The option price is determined by the Board and, in the case of incentive stock options, will be no less than the fair market value of the shares on the date of grant. Options lapse at the earlier of the expiration of the option term specified by the Board (not more than ten years in the case of incentive stock options) or three months following the date on which employment with the company terminates. The company also has options outstanding under the 1994 Long Term Incentive Plan, the 1991 Long Term Incentive Plan and the 1985 Stock Option Plan, the terms and conditions of which are similar to the 1997 Long Term Incentive Plan.

Transactions involving the plans are summarized as follows:

                                              2001                            2000                             1999
-----------------------------------------------------------------------------------------------------------------------------------
                                                 Weighted-Average                Weighted-Average                 Weighted-Average
                                        Shares   Exercise Price          Shares   Exercise Price           Shares  Exercise Price
-----------------------------------------------------------------------------------------------------------------------------------
Options outstanding at
   beginning of year                   585,000        $12.86             585,000       $12.86             488,750       $13.31
      Less: Exercises                 (151,192)        11.08                  --           --             (15,625)       13.94
         Forfeitures                        --            --                  --           --             (24,625)       13.39
                                     ------------------------------------------------------------------------------------------
                                       433,808                           585,000                          448,500
Granted                                     --            --                  --           --             136,500        11.50
                                     ------------------------------------------------------------------------------------------
Outstanding at end of year             433,808        $13.48             585,000       $12.86             585,000       $12.86
                                     ==========================================================================================
Options exercisable at year-end        381,008                           477,400                          402,600
Weighted-average fair value
   of options granted during
   the year                                               --                               --                            $2.57

The following table provides certain information with respect to stock options outstanding and exercisable at December 29, 2001:

                            Outstanding Options                       Exercisable Options
                  ----------------------------------------------    --------------------------
                           Weighted-Average
Range of                          Remaining     Weighted-Average              Weighted-Average
Exercise Prices   Shares   Contractual Life       Exercise Price    Shares      Exercise Price
---------------   ----------------------------------------------    --------------------------
$10.40 - $13.38   291,808         4.9                 $11.13         239,008         $11.04
$18.31            142,000         6.0                 $18.31         142,000         $18.31
---------------   ----------------------------------------------    --------------------------
Total             433,808                                            381,008
===============   ==============================================    ==========================

A summary of the status of options granted to the Directors by the company for the fiscal years 2001, 2000 and 1999 is presented below:

                                              2001                            2000                             1999
-----------------------------------------------------------------------------------------------------------------------------------
                                                 Weighted-Average                Weighted-Average                 Weighted-Average
                                        Shares   Exercise Price          Shares   Exercise Price           Shares  Exercise Price
-----------------------------------------------------------------------------------------------------------------------------------
Options outstanding at
   beginning of year                   141,342        $11.40             141,342       $11.40              96,342       $11.35
      Less: Exercises                  (36,921)        11.25                  --           --                  --           --
                                       104,421                           141,342                           96,342
Granted                                     --            --                  --           --              45,000        11.50
                                     ------------------------------------------------------------------------------------------
Outstanding at end of year             104,421        $11.45             141,342       $11.40             141,342       $11.40
                                     ==========================================================================================
Options exercisable at year-end         89,421                           114,342                           94,092
Range of exercise prices           $11.00 to $11.60                  $11.00 to $11.60                 $11.00 to $11.60
Weighted-average fair
   value of options granted
   during the year                                        --                               --                            $2.57

--------------------------------------------------------------------------------
The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and certain weighted-average assumptions. The following assumptions were used for the 1999 employee grant: dividend yield of 3.34%, expected volatility of 26.18%, expected life of 5 years and risk-free interest rate of 5.11%.

The company applies APB Opinion No. 25 and related interpretations in accounting for its plans and, accordingly, no compensation cost has been recognized for the stock option plans. Under Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation", pro forma disclosures are required if no compensation cost is recognized. The calculated difference between the reported and pro forma net income amounts is $.02 per share for 2001, $.03 per share for 2000, and $.02 per share for 1999.

In addition, effective December 17, 1999, the Board of Directors approved a resolution to distribute 79,304 shares to executives and managers of the company as a conditional stock grant expiring December 17, 2002. The shares were to be distributed to the executives and managers in one-third increments upon reaching the targeted stock prices of $12, $14 and $16. Compensation expense was required to be recognized for the number of shares granted at the time the targeted stock price levels were reached. Compensation expense was recognized for 2000 in the amount of $319,016 upon reaching the targeted stock price of $12. In the first quarter of 2001 the final two targets of $14 and $16 were reached which resulted in compensation expense of $804,759 in the first quarter of 2001. All shares related to the plan were distributed by the end of the first quarter of 2001.

On December 21, 2000, the Board of Directors adopted the Tasty Baking Company Restricted Stock Incentive Plan (Restricted Stock Plan), which was approved by shareholders at the 2001 Annual Meeting. Under the terms of the Restricted Stock Plan, 200,000 common shares were authorized and 109,500 of those shares were granted to executives of the company. The target for these awards is the achievement of a compound annualized increase in earnings per share of 10% per year for fiscal years 2001 through 2003 (Measurement Period) over earnings per share for fiscal year 2000. The number of shares awarded is subject to adjustment on a roughly pro rata basis in the event the actual compound annualized rate of increase in the company's cumulative earnings per share for the Measurement Period is 50% to 125% of the target. Based on the earnings per share for 2001, the company made the decision to accrue compensation expense at the rate of 50% of the total award, allocated over the vesting period. Compensation expense recognized for the Restricted Stock Plan for 2001 was $239,664.

14. Capitalization of Interest Costs:
------------------------------------------------------------------------------------------------
The company capitalizes interest as a component of the cost of significant construction projects. The following table sets forth data relative to capitalized interest:

                                                      2001              2000            1999
------------------------------------------------------------------------------------------------
Total interest                                     $1,265,408       $1,755,261       $1,307,147
Less capitalized interest                             162,631          215,019          182,678
                                                  ---------------------------------------------
Interest expense                                   $1,102,777       $1,540,242       $1,124,469
                                                  =============================================

15. Other Income, Net:
------------------------------------------------------------------------------------------------
Other income, net consists of the following:
                                                      2001              2000            1999
------------------------------------------------------------------------------------------------
Interest income                                      $996,044       $1,116,989       $1,074,411
Other, net                                            193,562          303,568          206,630
                                                  ---------------------------------------------
                                                   $1,189,606       $1,420,557       $1,281,041
                                                  =============================================



                                     Tasty Banking Company 2001 Annual Report 29

16. Provision for Income Taxes:
--------------------------------------------------------------------------------
The provision for income taxes, at an effective rate of 37.4% in 2001, 36.1% in 2000, and 34% in 1999, differs from the amounts derived from applying the statutory U.S. federal income tax rate of 34% to income before provision for income taxes as follows:

                                               2001              2000              1999
------------------------------------------------------------------------------------------
Statutory tax provision                    $3,432,214        $4,336,178        $2,526,884
State income taxes, net of
         federal income tax benefit           112,246           264,117           (20,087)
Non-deductible expenses and other             230,086             9,074            17,687
                                          ------------------------------------------------
Provision for income taxes                 $3,774,546        $4,609,369        $2,524,484
                                          ================================================

Deferred income taxes represent the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end. Significant components of the company's deferred income tax assets (liabilities) are as follows:

                                                   2001                2000
-----------------------------------------------------------------------------
Postretirement benefits other than pensions    $7,340,606          $7,507,422
Pension and employee benefit costs              4,351,955           4,353,814
Depreciation and amortization                  (4,836,840)         (3,896,545)
Vacation pay                                      980,563             923,680
Provision for doubtful accounts                 1,523,555           1,359,274
Reserve for obsolescence                          416,460             388,653
Restructure charge                                341,001                  --
Other                                             320,043             768,935
                                              --------------------------------
                                               10,437,343          11,016,580
Less current portion                            3,055,410           2,483,323
                                              --------------------------------
                                               $7,381,933          $8,533,257
                                              ================================

17. Net Income per Common Share:
--------------------------------------------------------------------------------
The following is a reconciliation of the basic and diluted net income per common share computations:

                                                       2001             2000             1999
Net income per common share - Basic:
         Net income                                $6,320,202       $8,143,540       $4,702,822
                                                 ----------------------------------------------
         Weighted average shares outstanding        7,998,222        7,836,591        7,824,308
                                                 ----------------------------------------------
         Basic per share amount                          $.79            $1.04             $.60
                                                 ==============================================
Net income per common share - Diluted:
         Net income                                $6,320,202       $8,143,540       $4,702,822
                                                 ----------------------------------------------
         Weighted average shares outstanding        7,998,222        7,836,591        7,824,308
         Dilutive options                             141,543           24,478           40,517
                                                 ----------------------------------------------
         Total diluted shares                       8,139,765        7,861,069        7,864,825
                                                 ----------------------------------------------
         Diluted per share amount                        $.78            $1.04             $.60
                                                 ==============================================

Potentially dilutive options to purchase a total of 142,000 shares of common stock at a price of $18.3125 were outstanding in 2001, 2000 and 1999. These shares were not included in the computation of the diluted per share amounts because the exercise price of the options was greater than the average market prices of the common shares.

Report of Independent Accountants

To the Shareholders and the
Board of Directors
Tasty Baking Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and retained earnings, changes in capital accounts and cash flows present fairly, in all material respects, the financial position of Tasty Baking Company and subsidiaries as of December 29, 2001 and December 30, 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 29, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 12, 2002



                                     Tasty Banking Company 2001 Annual Report 31

[GRAPHICS OMITTED]
(photo captions)
Philip J. Baur, Jr.
Carl S. Watts
Fred C. Aldridge, Jr., Esq.
G. Fred DiBona, Jr.
Ronald J. Kozich
John M. Pettine
Judith M. von Seldeneck

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

John M. Pettine
Executive Vice President and
Chief Financial Officer

Judith M. von Seldeneck
Chief Executive Officer,
Diversified Search Companies

Committees of the Board

Audit Committee
Ronald J. Kozich, Chairman
Fred C. Aldridge, Jr.
Philip J. Baur, Jr.
G. Fred DiBona, Jr.

Compensation Committee
Judith M. von Seldeneck, Chairperson
G. Fred DiBona, Jr.
Ronald J. Kozich

Executive Committee
Fred C. Aldridge, Jr., Chairman
Philip J. Baur, Jr.
Judith M. von Seldeneck
Carl S. Watts

Nominating Committee
Carl S. Watts, Chairman
Fred C. Aldridge, Jr.
Philip J. Baur

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

Daniel J. Decina
Vice President, Finance
Mark M. Johnson
Vice President, Human Resources

Gary G. Kyle
Vice President, Marketing and
National Sales

W. Dan Nagle
Vice President, Route and
Food Service Operations

Paul M. Woite
Vice President, Manufacturing

Thomas M. Lubiski
Controller

Eugene P. Malinowski
Treasurer

Ronald O. Whitford, Jr.
Secretary

Dana E. Bell
Assistant Controller

Joseph A. Gaudiosi
Assistant Treasurer and
Assistant Secretary

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