Form 10-K, Exhibit 13
period 2002-12-28
TASTY BAKING CO
filed 2003-03-28
CIK 96412

TASTY BAKING COMPANY AND SUBSIDIARIES





         The Annual Report to Shareholders for the fiscal year ended December 28, 2002 will be mailed to all shareholders on or before March 31, 2003.



















                                   EXHIBIT 13

--------------------------------------------------------------------------------

                                [TASTYKAKE LOGO]

--------------------------------------------------------------------------------


                     Tasty Baking Company 2002 Annual Report

Contents

1        Financial Highlights

2        Letter to Shareholders

14       Management's Review

14       Management's Discussion and Analysis
20              Quarterly Summary
21              Five Year Selected Financial Data

22       Consolidated Financial Statements
22              Operations and Retained Earnings
23              Cash Flows
24              Balance Sheets
26              Changes in Capital Accounts
27              Notes to Consolidated Financial Statements
39              Report of Independent Accountants

40       Directors and Officers



Tasty Baking Company (TBC: NYSE), founded in 1914 and headquartered in Philadelphia, Pennsylvania, is one of the country's leading bakers of snack cakes, pies, cookies, and donuts with manufacturing facilities in Philadelphia and Oxford, PA. The company distributes its popular Tastykake brand in markets throughout the United States and Puerto Rico. With annual sales of $255 million, Tasty Baking Company offers more than 150 products under the Tastykake brand name, as well as the Aunt Sweeties and Snak N' Fresh labels. For more information on Tasty Baking visit www.tastykake.com. In addition, consumers can send Tastykake products throughout the United States through the Tastykare department. Tastykare gift boxes can be ordered online or by calling 1-800-33-TASTY.

Financial Highlights

--------------------------------------------------------------------------------
For the Year                             2002(a)                2001(b)
--------------------------------------------------------------------------------
Gross Sales                         $ 255,503,818           $ 255,335,587
Net Sales                           $ 162,263,206           $ 166,244,980
Net Income (Loss)                   $  (4,340,729)          $   6,320,202
Average Number of
Common Shares Outstanding:
Basic                                   8,074,902               7,998,222
Diluted                                 8,159,150               8,139,765
Per Share of Common Stock:
Net Income:
Basic                               $        (.54)          $         .79
Diluted                             $        (.54)          $         .78
Cash Dividend                       $         .48           $         .48

--------------------------------------------------------------------------------
At the Year-End                          2002                    2001
--------------------------------------------------------------------------------
Total Assets                        $ 116,560,030           $ 116,136,819
Working Capital                     $  16,787,949           $  18,283,853
Current Ratio                           1.87 to 1               2.08 to 1
Shareholders' Equity:
Amount                              $  47,525,236           $  55,064,502
Per Share of Common Stock           $        5.86           $        6.84


(a) During the second quarter of 2002, the company incurred a $1,405,000 restructure charge related to its decision to close six thrift stores and to eliminate certain manufacturing and administrative positions.

During the fourth quarter of 2002, the company incurred a $4,936,000 restructure charge related to the closing of the remaining twelve thrift stores and the specific arrangements made with senior executives who departed the company in the fourth quarter of 2002.

During the fourth quarter of 2002, the company recorded additional pension expense in the amount of $4,656,000 in connection with the company's method of immediately recognizing gains and losses that fall outside the pension corridor.

(b) During the fourth quarter of 2001, the company incurred a $1,728,000 restructure charge related to its decision to close its Dutch Mill Baking Company production facility and two company thrift stores.

Net sales have been reclassified in 2001 to reflect changes in accounting for thrift stores and cooperative advertising. The change increased net sales by $1,637,126, but did not have an impact on net income.


                                Tasty Baking Company Annual Report 2002      1

[Graphic Omitted]

To Our Shareholders

As you will see from this year's Annual Report, it is our belief that the real opportunity for Tasty Baking Company resides with its extraordinary people. The images of the people that are captured on the following pages begin to tell both their individual stories and our collective resolve to set us on a course of prosperity. This family includes our bakery employees, our professional support staff, our owner/operators, and our Board of Directors, all of whom have a passion for driving value for our investors.

During the last quarter of 2002, I have been fortunate to spend a significant amount of time with these people, and they have taught me a great deal about this company's potential. We have a tremendous opportunity. With our new team, we will rebuild our business, leverage a tremendous brand name, and remake Tasty Baking so that it returns to its rightful place as an icon in the snack food industry. However, prior to talking about our opportunities, I want to explain how our past decisions have impacted our 2002 performance. I then want to point out some of the actions that I have taken since I joined the company in October of 2002. Finally, I want to share with you the vision for our future together.

Our 2002 Financial Results
There is no single event or action that produced our disappointing results in 2002; rather, there are a series of factors over the recent past that led to our performance. Even as our unit volume increased in 2002, our gross sales were flat. Unfavorable customer and product mix, combined with ineffective price promotion and price reductions, negatively impacted our gross margin. Although providing competitive price promotion is essential, it should be balanced with product innovation and building brand equity. That did not occur in 2002. The combination of flat sales and depressed gross margins put downward pressure on our overall profitability.

For the year ended December 28, 2002, gross sales were $255 million, equal to the prior year, but an increase in discounts and allowances resulted in net sales of $162 million, a net reduction of $4 million from 2001. During 2002, we took several actions that generated significant charges to our income statement, including: closing the remaining eighteen thrift stores, eliminating certain administrative and production positions, and making specific arrangements with departing senior executives, together resulting in $6.3 million of restructure charges. In addition, the company recorded an additional pension expense in the amount of $4.7 million because of our accounting policies. This resulted in a reported net loss of $4.3 million in 2002, which compares to net income of $6.3 million in 2001.

Actions That We Have Taken
When I joined the company in October, I spent a significant portion of my time speaking with our customers, owner/operators, employees, and investors to better understand our future. I had one purpose in mind for these conversations, to ask, "What do you think about our business?" As a result of these conversations we instituted a 100-day plan with identifiable goals and initiatives which will position the company for long-term profitable growth.

With the 100-day plan in place, we have moved with a sense of urgency to transform the business into a more entrepreneurial organization that will be more responsive to the marketplace. Some of the initial actions we took in the fourth quarter include:

     o We began communicating frequently, openly, and directly with all of our employees to build the foundation for two-way communication necessary to improve the business.


2    Tasty Baking Company Annual Report 2002

     o We refocused on the core route market as the primary driver of opportunity because it comprises 70% of our revenue. As a result, I requested all levels of management and our Board of Directors to spend time riding a route with our owner/operators to better understand that our direct store delivery system is the cornerstone of our business.

     o We initiated a program to bring our owner/operators into the bakery on a weekly basis. This further reinforces a team approach to identifying barriers and opportunities and has already resulted in several new product and process initiatives.

     o We identified that our thrift stores and certain product lines were no longer profitable and took decisive action to eliminate them.

     o    We  flattened  the   organization   and  assembled  a  dynamic  senior
          leadership   team.  These  team  leaders  come  with  proven  industry
          experience that will further enhance our competitive position.

     o We realigned our dividend so that we could more effectively fund our growth initiatives including: reinvestment in our brand, product, people, and infrastructure.

     o We started to develop a strategic plan to focus our efforts and resources on the opportunities that will produce long-term value for our shareholders. We also prepared a budget that calls for funding our strategic initiatives.

Overall, the first 100 days have been focused on the priorities that are critical to positioning the company for sustainable profitable growth.

2003 And Beyond
As a team, we have high expectations of our company, our co-workers, and ourselves. Our goal is to reestablish Tasty Baking as a premier consumer products company. In order to achieve our goal, we need to focus on two primary areas; putting strategic rigor and discipline into our business practices, and bringing a level of excitement back to our brand and our products.

In order to reach our goal, we will develop and leverage our single most powerful asset, our people. They have taken ownership of the process of redefining the company, and we have identified the fundamental steps that we shall execute during this important transformation period. By unlocking our peoples' abilities to succeed, we will once again reestablish the values of our founders, and bring innovative and quality products to our customers. We will build upon our existing consumers' loyalty while appealing to a new generation of consumers. We will drive a new level of service to our customers through additional support and development of our route operations. We will align our sales and marketing efforts with our major customers to grow existing business and tap into new opportunities. By being responsive to the marketplace, we will develop new channels of distribution for our premium quality products.

This is the new course that together we have charted for our company. Through these and other initiatives, we expect to bring a renewed sense of optimism to you, our shareholders. We will commit to you just as we have committed to the Tasty Baking family by communicating openly and directly, and by taking the necessary steps to create more predictability and long-term sustainable profitability for our company.


/s/ Charles P. Pizzi
Charles P. Pizzi
President and Chief Executive Officer

                                   Tasty Baking Company Annual Report 2002    3

                       Nobody bakes a cake as tasty as...



 4     Tasty Baking Company Annual Report 2002

                               [GRAPHIC OMITTED]

....LORNA
Lorna Gilliam joined the Tasty Baking Company over 17 years ago, after working in an Atlantic City casino. Tired of the instability of casino employment, Lorna decided she wanted a job where she could settle in for the long-term. "Working as a donut packer at Tastykake has allowed my family and I to maintain a lifestyle that we enjoy," says Lorna. "The people here are great and the benefits are good. I really like that the company offers an annual scholarship to employees' dependents. My son, James, graduated from Bloomsburg University, and that money helped out a lot."

Lorna also likes that working for Tasty Baking Company brings her closer to family and friends. "I have family and friends in Georgia and Ohio, and they're always asking me to send Tastykakes. I put a few into packages I'm sending, or, if they come here, I make sure I have plenty on hand for them to take home." Lorna also likes the holiday bonus employees receive each year, and the safety lunches the company provides when a department maintains an accident/injury free record over a specified period of time.

Lorna says that she and her co-workers are looking forward to seeing what happens with the company over the next few years, "People at Tastykake like their jobs, but they're looking for change that will help the company grow. We know that in the long run, we'll all benefit from that." Adds Lorna, "I think the changes we hear corporate talking about are good, but I'm going to wait and see."

Lorna plans to work for Tasty Baking Company until she retires in eight years. She knows that the company will have changed in that time and says, "When I retire, I think things will be better all around. I'll miss my friends here, but I'll be spending more time with my husband James, my son James (28), my daughter Margo (25), and my grandson Naseer (4). I'm looking forward to that."


  6  Tasty Baking Company Annual Report 2002

                               [GRAPHIC OMITTED]

....GLORIA
Raised on Crease Street in Philadelphia's Fishtown section, Gloria Camarote began working at Tasty Baking Company 14 years ago after having worked at paper box factories for most of her life. Says Gloria, who works on the donut line, "I like working here because of the family atmosphere. We work hard but we have fun, too. We also know that life is not fun and games all the time," adds Gloria. "When things get tough in someone's life, when one of us is sick or has a death in the family, we all come together to support that person. We might take up a collection, or just be there to listen, but we always try to help, and everyone will help you. That's the way it is here."

Gloria's thoughts about the recent changes being made to the company are retrospective and philosophical at the same time. "I've seen a lot of changes over the years," says Gloria. "When I started here, we packed all the boxes by hand. There were a lot more people on the line, and we didn't get as much done as we do with the machines. Tastykake is changing more now than ever," she adds, "but I think it's for the better. In the last few months, management has made the lighting better on the fire tower in our area, which makes it a lot easier for us to see, and I've heard that they're looking at all the areas in the company to see how they can improve the working environment. I think that's really good."

Gloria plans to retire from the Tasty Baking Company in three years. "I've enjoyed my years here at Tastykake, but I'm really going to enjoy spending more time with my daughter Kim (36) and my son Vincent (32), and taking my grandchildren, Alexandria (10), Zachary (6), Amelia (3), and Vincent II (2), on lots of day trips."


8  Tasty Baking Company Annual Report 2002

                               [GRAPHIC OMITTED]

....DONTE
At the age of 30, Donte Blakeney has already spent 12 years working at the Tasty Baking Company. That kind of commitment is a family tradition for Donte, whose grandmother recently retired from the company after 27 years of service, and whose aunt works in the pie department where she's worked for 15 years. Says Donte, "In the Philadelphia area, working at Tastykake is something to be proud about. People know that the company has been around for 89 years, and almost everybody loves one kind of Tastykake or another. When you tell friends and family you work for Tastykake, their eyes light up."

Donte started as a part-time summer employee working in the cookie department in 1991. A couple of years later, as a full-time employee, he moved to the pie department, where he worked side-by-side with his aunt. He was happy when he got the position in shipping, though, because he says, "the money is good and the hours and benefits are great. I also like the people I work with. When one of us has more orders to load than the others, we all pitch in to help. We work as a team and get the job done."

Donte has seen a few changes during his tenure at Tasty Baking Company, but the latest changes are the most positive, he says. According to Donte, the company's new leaders are going a long way to communicate with people in the shipping and baking departments, "We feel like management is really trying to keep us informed. They're asking us about what we think needs to happen to improve productivity. That's a good thing because it's the people doing the work that know what's needed and what needs to change."

Undaunted by the idea of changes taking place at Tasty Baking Company, Donte seems confident about the future, "I plan to be here a long time," he says, "and I think the future looks bright."

 10 Tasty Baking Company Annual Report 2002

                               [GRAPHIC OMITTED]

....PAUL
A little more than three years ago, Paul Donao traded in his bread truck to become an owner/operator with Tasty Baking Company. Paul, 33, says that he wanted to work for the best fleet around, "All the owner/operators in the Philadelphia area know that Tasty Baking Company is the creme de la creme when it comes to owner/operator opportunities," says Paul. "When I found out that there was an owner/operator route becoming available in South Philly, I called the guy who owned the route. We got to talking about the mom-and-pop shops he delivered to, and about the people we knew in common, and pretty soon we figured out that we knew each other from the old neighborhood." Paul, who was raised in South Philly and who is raising his children, Anthony (12), Melissa (10), and Paul (9) there, adds, "It's great delivering here, a lot of my customers have known my family and me for years."

Because he is essentially running his own business, Paul doesn't have the luxury of sick days, vacation time, or the holidays that many of us take for granted. But, says Paul, "You know when you buy the route that you're in charge of its success. We're more than drivers. We're sales people who have to go out there and sell the product. Tastykake is an easy product to sell because it's a Philadelphia tradition," adds Paul, "stores know that the product is going to move, and that they're going to make money selling it."

As for the changes being considered at Tasty Baking Company Paul says, "I like the new open door policy undertaken by corporate. People can go right to the top with questions or problems, without being afraid that they're going to get into trouble. We have a fleet that's 400+ strong. It's important to us that we be heard, and I think we will be."


 12  Tasty Baking Company Annual Report 2002

                               [GRAPHIC OMITTED]

Management's Review

Management's Discussion and Analysis
Introduction and Certain Cautionary Statements
The discussion set forth below, as well as other portions of the Annual Report, contains statements concerning potential future events. Such forward-looking statements are based upon assumptions by management, as of the date of this Annual Report, including assumptions about risks and uncertainties faced by the company. These forward-looking statements can be identified by their use of such words as expects, anticipates, believes and other similar terms. If any of our assumptions prove incorrect or should unanticipated circumstances arise, our actual results could differ materially from those anticipated by such forward-looking statements. The differences could be caused by a number of factors or combination of factors, including, but not limited to, those factors described below as "Risk Factors." Readers are strongly encouraged to consider those factors when evaluating any such forward-looking statement.

Critical Accounting Policies
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States which require that management make numerous estimates and assumptions. Actual results could differ from those estimates and assumptions, impacting Tasty Baking Company's reported results of operations and financial position. Tasty's significant accounting policies are more fully described in Note 1 to the company's audited consolidated financial statements. Certain accounting policies, however, are considered to be critical in that (i) they are most important to the depiction of the financial condition and results of operations of Tasty and (ii) their application requires management's most subjective judgment in making estimates about the effect of matters that are inherently uncertain.

Reserves and Allowances Related to Customer Sales, Promotions and Collections Trade and consumer promotion expenses:
The company offers various sales incentive programs to customers and consumers, such as cooperative advertising programs, price discounts, in-store display incentives and coupons. The recognition of expense for these programs involves the use of judgment related to performance and redemption estimates. Estimates are based on historical experience and other factors.

Collections:
The company performs ongoing credit evaluations of customers' financial condition, and makes quarterly estimates of the collectability of its accounts receivable balances. Management specifically analyzes accounts receivable trends and historical bad debts, customer concentrations, customer credit worthiness, levels of customer deductions, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. If the financial condition of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required.

Pension and Postretirement Plans
Accounting for pensions and postretirement benefit plans requires the use of estimates and assumptions regarding numerous factors, including discount rate, rate of return on plan assets, compensation increases, health care cost increases, mortality and employee turnover. Licensed independent actuaries perform these required calculations to determine liability and expense in accordance with the accounting principles generally accepted in the United States. In addition, the company may experience significant changes in its pension expense from year to year because of its election to immediately recognize all pension gains and losses in excess of its pension corridor in the year that they occur. For comparative purposes, this is relevant because most other public companies use an amortization method that allows the recognition of their pension gains and losses over longer periods of time, up to 15 years. The current combination of low interest rates and low or negative rates of return on plan assets could cause higher levels of pension expense; conversely, high interest rates and high rates of return on assets could result in higher levels of pension income. Market conditions where interest rates and asset returns move inversely relative to each other, in most instances, could cause the company to have pension expense or income within its allowable corridor. Actual results may differ from the company's assumptions and may impact the reported liability and expense amounts reported for pension and postretirement benefits.

Workers' Compensation Expense
Accounting for workers' compensation expense requires the use of estimates and assumptions regarding numerous factors, including the ultimate severity of injuries, the timeliness of reporting injuries, and health care cost increases. Actual results may differ from Tasty's assumptions, which may have an impact on the reported expense or liability for workers' compensation.

  14   Tasty Baking Company Annual Report 2002

Results of Operations
Net loss for the fiscal year ended December 28, 2002 was $4,340,729 or $.54 per share. Net income for the fiscal year ended December 29, 2001 was $6,320,202 or $.78 per share. Net income for the fiscal year ended December 30, 2000 was $8,143,540 or $1.04 per share.

On December 21, 2000, the Board of Directors adopted the Tasty Baking Company Restricted Stock Incentive Plan (Restricted Stock Plan), which was approved by the shareholders at the 2001 Annual Meeting. Under the terms of the Restricted Stock Plan, 200,000 common shares were authorized and 109,500 common shares were granted to executives of the company. The target for these awards was to be the achievement of a compound annualized increase in earnings per share of 10% per year for fiscal years 2001 through 2003 (the Measurement Period) over earnings per share for fiscal year 2000. Since the target for 2001 had not been achieved, and based on the first quarter 2002 results, the company was satisfied that the overall target would not be achieved. Therefore, in the first quarter of 2002 the balance of the accrual of $239,664 was reversed.

During the second quarter of 2002, the company incurred a $1,405,000 restructure charge related to its decision to close six thrift stores and to eliminate certain manufacturing and administrative positions. During the fourth quarter of 2002, the company incurred a $4,936,000 restructure charge related to the closing of the remaining twelve thrift stores and the specific arrangements made with senior executives who departed the company in the fourth quarter of 2002. Also, during the fourth quarter of 2002, the company recorded additional pension expense in the amount of $4,656,000 in connection with the company's method of immediately recognizing gains and losses that fall outside the pension corridor.

Included in net income for 2001 was a $1,728,000 restructure charge which consisted of costs associated with the closing of the company's Dutch Mill Baking Company production facility and the closing of two company thrift stores. The charge was related to costs associated with existing leases and contracts, the write-off of certain equipment, employee severance payments and other related costs.

Gross sales remained level in 2002 at $255,503,818 compared to $255,335,587 in 2001 even though unit sales over the prior year increased 5.6%. Gross sales did not increase relative to the unit increase primarily due to reduced price realization in both route and national distribution channels. Gross sales increased 2.3% in 2001 to $255,335,587 from $249,690,639 in 2000 due to increased national sales business and higher prices.

Net sales declined 2.4% in 2002 to $162,263,206 compared to $166,244,980 in 2001. The 2002 decrease resulted primarily from flat gross sales, which were reduced by increased commissions and discounts and higher levels of cooperative advertising. Net sales were $166,244,980 in 2001 compared to $162,877,413 in 2000, representing an increase of 2.1%, which followed the increase in gross sales.

Net sales, cost of sales, selling, general and administrative expenses, and discounts and allowances have been reclassified for comparative purposes to reflect the change in accounting for cooperative advertising expense (which was reclassified from selling, general and administrative expenses to discounts and allowances), and thrift store sales and expenses (which are now presented "gross" as net sales with expenses included in cost of sales and selling, general and administrative expense). Net sales increased by $1,637,126 and decreased by $1,405,847 for 2001 and 2000 respectively. Cost of sales decreased by $1,768,809 and $257,945 for 2001 and 2000 respectively. Selling, general and administrative expense increased by $ 3,405,935 and decreased by $1,147,902 for 2001 and 2000 respectively. Discounts and allowances decreased by $1,637,126 and increased $1,405,847 for 2001 and 2000, respectively.

Cost of sales, as a percentage of gross sales, was 43.5%, 40.5% and 42.1% in 2002, 2001 and 2000, respectively. Cost of sales increased in 2002 over 2001 due to reduced price realization in the form of selected price reductions described above, as well as changes in our product and customer mix. The decrease in 2001 relative to 2000 resulted primarily from price increases in route markets that yielded higher margins.

Selling, general and administrative expenses in 2002 increased $1,746,088 or 4.0% compared to 2001 primarily due to increased salaries and sales incentives. Selling, general and administrative expenses in 2001 increased $7,277,109 or 20.2% compared to 2000 due to the expenses associated with running the company thrift stores and due to compensation expense from a conditional stock grant incurred in 2001.

                                   Tasty Baking Company Annual Report 2002  15

Depreciation expense in 2002 decreased $396,319 or 5.5% compared to 2001; 2001 depreciation expense decreased $555,657 or 7.2% compared to 2000. The two-year decline reflects the change in depreciable lives of certain assets from five to seven years starting in the second half of 2001, which resulted in a decrease in depreciation expense of $744,000 and $558,000 in 2002 and 2001 respectively.

Other income, net, decreased by $24,058 in 2002 compared to 2001 due to decreased interest income from owner/operator loans. Other income, net, decreased by $230,951 in 2001 compared to 2000 as a result of a decrease in interest income from owner/operator loans and a decrease in gains on the sale of equipment.

Interest expense in 2002 decreased compared to 2001 to $1,066,250 from $1,102,777 due to lower average interest rates and decreased average borrowing. Interest expense in 2001 decreased compared to 2000 to $1,102,777 from $1,540,242 due to lower average interest rates. The company is exposed to market risk relative to its interest expense as its Notes Payable and Long-Term Debt have floating interest rates that vary with the conditions in the credit markets. It is expected that a 1% increase in interest rates would not have a material adverse effect on the results of operations of the company.

The effective tax rates were a benefit of 45.2% in 2002, and a provision of 37.4% and 36.1% in 2001 and 2000, respectively. These rates compare to a federal statutory rate of 34%. The difference between the effective rates and the statutory rate is principally due to the effect of state income taxes, and in the case of 2002, the reversal of $250,000 of prior year tax reserves.

Liquidity and Capital Resources
Cash and Cash Equivalents
Historically, the company has been able to generate sufficient amounts of cash from operations. Bank borrowings are used to supplement cash flow from operations during periods of cyclical shortages. A Credit Facility is maintained with two banks and certain capital and operating leases are utilized. Contractual obligations arising under these arrangements and related commitment expirations are detailed in Notes 5 to 8.

The company was in violation of certain of its bank covenants in the Credit Facility at December 28, 2002, principally due to the charges recognized in the fourth quarter for the additional pension expense, the specific arrangements with its executives and the thrift store closures. The company has amended the terms of the Credit Facility to bring it into compliance and cure the default. As a result of the amendment, interest rates will increase between .20% and .95% relative to the future performance of the company.

Net cash from operating activities in 2002 decreased by $790,015 to $10,114,599 from $10,904,614 in 2001. The decrease principally resulted from the decrease in net income, and an increase in prepaid assets, offset by an increase in accrued liabilities, and a decrease in inventories and accounts receivable.

Capital expenditures totaled $5,359,051 in 2002. These expenditures were made primarily for the continued upgrade of the bakery's production equipment and were funded totally from operating activities. The excess cash from operating activities after funding the net increase in loans to owner/operators was used to fund dividend payments of $3,875,855.

Net cash from operating activities in 2001 decreased by $2,293,961 to $10,904,614 from $13,198,575 in 2000. The decrease principally resulted from the decrease in net income and accrued liabilities, and an increase in inventories and accounts receivable.

Capital expenditures totaled $7,313,982 in 2001. These expenditures were made primarily for the continued upgrade of the bakery's production equipment and were funded totally from operating activities. The excess cash from operating activities, after funding the net increase in loans to owner/operators, was used to partially fund dividend payments of $3,833,460. Proceeds from the exercise of stock options were used to fund the balance of the dividend payments and reduce net bank borrowings.

Net cash from operating activities in 2000 decreased by $2,300,357 to $13,198,575 from $15,498,932 in 1999. The decrease principally resulted from an increase in accounts receivable, inventories and prepayments, and a decrease in
accrued   pensions.

 16   Tasty Baking Company Annual Report 2002

Capital expenditures totaled $8,116,213 in 2000. These expenditures were made primarily for the continued upgrade of the bakery's production equipment and for the computer system, and were funded totally from operating activities. The excess cash from operating activities and proceeds from the excess of owner/operator loan payments over new loans were used to fund dividend payments of $3,760,457 and to reduce net bank borrowings.

The company anticipates that cash flow from operating activities along with the continued availability of the Credit Facility and other long-term financing will provide sufficient cash for planned capital expenditures and other operating and financial requirements. In addition, the reduction of the dividend, announced on January 29, 2003, will help fund the strategic growth initiatives that the company is undertaking, commencing in 2003.

Certain Financing Activity
Future payments due under debt and lease obligations as of December 28, 2002 are reflected in the following table:



         Capital lease obligations (at 11%)   Noncancelable           Notes           Long-term
              and Industrial development     operating leases         payable            debt
Fiscal Year       mortgage (at 8.5%)                                                                     Total
--------------------------------------------------------------------------------------------------------------------
2003                $   569,053              $ 1,246,444          $ 4,500,000                   _        $ 6,315,497
2004                    561,000                  664,933                   _                    _          1,225,933
2005                    561,000                  330,084                   _           $ 9,000,000         9,891,084
2006                    561,000                  216,833                   _                    _            777,833
2007                    561,000                   41,844                   _                    _            602,844
thereafter            3,646,500                   42,672                   _                    _          3,689,172
====================================================================================================================
Total               $ 6,459,553              $ 2,542,810          $ 4,500,000          $ 9,000,000       $22,502,363
====================================================================================================================



Recent Accounting Statements
In June 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations" (FAS 143), which amends FAS 19. This pronouncement is effective for entities with financial statements issued for fiscal years beginning after June 15, 2002, with earlier adoption recommended. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. While FAS 143 will affect how future asset retirement obligations are accounted for and disclosed in the financial statements, the issuance of the new guidance had no effect on the company's results of operations, financial position or liquidity during 2002.

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (FAS 146). The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Statement established accounting guidelines for the recognition and measurement of a liability for the cost associated with an exit or disposal activity. The liability for a cost associated with an exit or disposal activity is measured at its fair value in the period the liability is incurred rather than at the commitment date. This Statement did not impact the company's provision for restructure charges in the fourth quarter of 2002, but may impact the timing of amounts of any future restructures.

In December of 2002, the FASB issued Statement No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123" (FAS 148). The provisions of this Statement are effective for fiscal years beginning after December 15, 2003. This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This Statement improves the prominence and clarity of the pro-forma disclosures required by Statement 123 by prescribing a specific tabular format and by requiring disclosure in the "Summary of Significant Accounting Policies" or its equivalent. In addition, this Statement improves the timeliness of those disclosures by requiring their inclusion in financial reports for interim periods. The company is currently assessing the impact of FAS 148 on its financial statements.

                                   Tasty Baking Company Annual Report 2002  17

Risk Factors
Competition
The company is engaged in a highly competitive business. The number of choices facing the consumer on how to spend the snack food dollar, particularly with the introduction of more convenient packaging of traditional products, both sweet and salty, has increased significantly over the last several years. Although the number of competitors varies among marketing areas, certain competitors are national companies with multiple production facilities, national distribution systems, nationally recognized brands and large advertising and promotion budgets. Given this competition, the company continues to be successful in maintaining a strong competitive position in its core market area through the quality of its products and brand name recognition.

Concentration of Customers
The company's top twenty customers represent 74.1% of its 2002 net sales. This relationship has been relatively consistent over the two prior years. Of those customers, the company's two largest customers represent 13.7% and 11.6% of its 2002 net sales, respectively, which is relatively consistent with 2001 and 2000. If any of these customers changed their buying habits, the company's ability to maintain current sales levels could be adversely affected.

Long-term Receivables from Owner/Operators
The company's long-term receivables represent loans issued to its owner/operators for the purchase of route territories and delivery vehicles. These loans are issued through a wholly-owned subsidiary, TBC Financial Services, Inc. Current lending guidelines require significant collateral to minimize the company's risk in the event of default by an owner/operator; and the company's loss history has been minimal. However, the collectibility of the entire loan portfolio is directly related to the company's current route distribution system and the individual owner/operator's ability to repay the loan, which is directly related to the economic success of the route. In addition, any external event or circumstance that impacts the owner/operator distribution method may also affect the long-term receivables.

Core vs. Expanded Market
Historically, owner/operators have accounted for the largest part of the company's revenues. In the last few years, as the company has expanded outside of its core Mid-Atlantic route market, the percentage of volume has begun to shift towards more national accounts business, causing some erosion of its margins. As part of the new management team's initiatives for the coming year, the company is refocusing its efforts in its core owner/operator business, while at the same time, carefully evaluating existing and new business possibilities outside the core market.

Commodity Prices
The company's product lines are very dependent on sugar, flour and cocoa. The company's commodity procurement and pricing practices are intended to reduce the risk of increased prices in its core ingredients. The price of sugar has been higher but stable over the past year. This past year's drought conditions in the Midwest could cause wheat supplies to be limited, leaving the company vulnerable to price increases. Recently, there has been political unrest on the Ivory Coast in West Africa, which is a key supplier of cocoa to the world market. As a result, there is a greater likelihood of increases in the world price for cocoa. In addition, the company has historically purchased pressed cake cocoa and processed it at its plant. Supplies of pressed cake cocoa are getting more difficult to find. As a result the company may have to switch to powdered cocoa, which will increase the cost of products using pressed cake cocoa.

Production and Inventory Management
The company's products have limited shelf life. Production planning and monitoring of demand is essential to operating cost effectively, both to fulfill customer demand and to mitigate the level of stale returns. Delays in getting the product to market such as transportation or bad weather may cause loss of sales.

Production Facilities
The company has two production facilities in Philadelphia and Oxford, PA. The Philadelphia facility is a multi-storied manufacturing facility where the company's signature products are exclusively manufactured. The loss of either production facility due to casualty could adversely impact the company's results of operations. The company maintains business interruption insurance should a casualty temporarily prevent it from manufacturing its products. The company's pension plan is also the owner of its Philadelphia production facility, which it leases back to the company under a long-term capital lease. An impairment of this asset may impact the company's pension expense and the cash contributions that it is required to make to the pension plan.

     18 Tasty Baking Company Annual Report 2002

Litigation
The company is involved in legal proceedings, most of which are routine and have arisen in the ordinary course of business. The company is unable to predict the outcome of the litigation but it does not believe that the ultimate resolution of any matter will have a material adverse effect on the financial position or results of operations of the company. However, if one or more of such matters were determined adversely, the ultimate liability arising therefrom could be material to its results of operations in the quarter or annual period it is determined.

Availability of Capital
The company has historically been successful in generating the funds necessary for capital improvements through internally generated sources and limited borrowings. Future capital programs and the expansion of the company's markets may be affected by the availability and cost of capital in the equity and debt markets. In January 2003, the company reduced its dividend payment from $.12 per share per quarter to $.05 per share per quarter in order to preserve capital for reinvestment in the business.

Interest Rates
Fluctuation in interest rates will impact the company's recognition of interest expense related to its short and long-term debt, and the interest income it realizes on its long-term receivables.

Pension Expense
Accounting for pension expense requires the use of estimates and assumptions including discount rate, rate of return on plan assets, compensation increases, mortality and employee turnover, all of which affect the amount of expense recognized by the company. In addition, the rate of return on plan assets is directly related to changes in the equity and credit markets, which can be very volatile. The use of the above assumptions, market volatility and the company's election to recognize all pension gains and losses in excess of its pension corridor in the current year may cause the company to experience significant changes in its pension expense from year to year. The company's pension plan is also the owner of its Philadelphia production facility, which it leases back to the company under a long-term capital lease. An impairment of this asset may impact the company's pension expense and the cash contributions that it is required to make to the pension plan.

Economic Conditions
The company's business may be adversely affected by changes in economic and business conditions nationally and particularly within its core Mid-Atlantic market. In addition, the business strategies implemented by management to meet these business conditions and other market challenges may impact significantly upon the company's future results of operations.


                                   Tasty Baking Company Annual Report 2002  19

Quarterly Summary (Unaudited)

Summarized quarterly financial data (in thousands of dollars except for per share amounts) for 2002 and 2001 is as follows:

-----------------------------------------------------------------------------------------------------------
2002(a)                              First       Second           Third      Fourth           Year
-----------------------------------------------------------------------------------------------------------
 Gross sales                       $   64,039  $   65,617     $   63,652      $   62,196   $   255,504
 Net sales                             40,659      42,087         39,982          39,535       162,263
 Gross profit
 (after depreciation)                  12,895      13,399          9,861           8,113        44,268
 Net income (loss)                      1,205         879           (431)         (5,993)       (4,341)
  Per share of common stock:
    Net income:
       Basic                              .15         .11           (.05)           (.74)         (.54)
       Diluted                            .15         .11           (.05)           (.74)         (.54)
    Cash dividends                        .12         .12            .12             .12           .48
 Market prices:
    High                                18.83       18.08          16.27           12.79         18.83
    Low                                 16.02       12.64          12.10            8.46          8.46

-----------------------------------------------------------------------------------------------------------
2001(b)                              First       Second           Third      Fourth           Year
-----------------------------------------------------------------------------------------------------------

 Gross sales                       $   65,656  $   66,520     $   62,532      $   60,628   $   255,336
 Net sales                             42,292      43,379         40,980          39,594       166,245
 Gross profit
 (after depreciation)                  14,217      14,933         12,960          13,634        55,744
 Net income                             2,119       2,499          1,050             652         6,320
 Per share of common stock:
    Net income:
       Basic                              .27         .31            .13             .08           .79
       Diluted                            .26         .31            .13             .08           .78
    Cash dividends                        .12         .12            .12             .12           .48
 Market prices:
    High                                16.35       17.99          19.87           18.35         19.87
    Low                                 12.66       14.35          16.43           15.74         12.66



Each quarter consists of thirteen weeks. The market prices of the company's stock reflect the high and low price by quarter as traded on the New York Stock Exchange. The approximate number of holders of record of the company's common stock (par value $.50 per share) as of February 11, 2003 was 2,583.

(a) During the second quarter of 2002, the company incurred a $1,405 restructure charge related to its decision to close six thrift stores and to eliminate certain manufacturing and administrative positions.

During the fourth quarter of 2002, the company incurred a $4,936 restructure charge related to the closing of the remaining twelve thrift stores and the specific arrangements made with senior executives who departed the company in the fourth quarter of 2002.

Also, during the fourth quarter of 2002, the company recorded additional pension expense in the amount of $4,656 in connection with the company's method of immediately recognizing gains and losses that fall outside the pension corridor.

Gross profit for 2002 previously reported in the company's 10Q's for the first, second and third quarter was reclassified to reflect the correction of certain expenses recorded in cost of sales and selling, general and administrative expense. Cost of sales increased and selling, general and administrative expense and gross profit decreased by $74, $141 and $169 for the three quarters respectively. There was no effect on net income as previously reported.

(b) During the fourth quarter of 2001, the company incurred a $1,728 restructure charge related to its decision to close its Dutch Mill Baking Company production facility and two company thrift stores.

Net sales and  gross  profit  have been  reclassified  for 2001 to  reflect  the changes in accounting for thrift stores and cooperative advertising. The reclassified amounts previously reported in the company's 10Q's for the first, second and third quarter of 2002, and in the company's earnings release for the fourth quarter of 2002 were increased in the above schedule by $49, $182, $166 and $274 for net sales and for gross profit for the four quarters respectively. Including these changes, the annual increase in 2001 net sales and gross profit was $1,637. These changes had no effect on net income as previously reported.

 20  Tasty Baking Company Annual Report 2002

Five Year Selected Financial Data

All amounts presented are in thousands except for per share amounts.


--------------------------------------------------------------------------------------
                              2002(a)      2001(b)      2000       1999(c)     1998
--------------------------------------------------------------------------------------
Operating Results
   Gross sales              $ $255,504   $ 255,336   $ 249,691   $ 226,350   $ 228,453
   Net sales (d)               162,263     166,245     162,877     148,830     149,054
   Net income (loss)           (4,341)       6,320       8,144       4,703       5,729
--------------------------------------------------------------------------------------
Per Share Amounts
   Net income:
      Basic                 $    (.54)   $     .79   $    1.04   $     .60   $     .73
      Diluted                    (.54)         .78        1.04         .60         .72
   Cash dividends                 .48          .48         .48         .48         .48
   Shareholders' equity          5.86         6.84        6.40        5.81        5.67
--------------------------------------------------------------------------------------
Financial Position
   Working capital          $  16,788    $  18,284   $  15,474   $  14,406   $  15,830
   Total assets               116,560      116,137     112,192     111,753     101,744
   Long-term obligations       12,486       14,603      16,843      21,060      13,761
   Shareholders' equity        47,525       55,065      50,174      45,422      44,357
   Shares of common stock
      Outstanding               8,104        8,052       7,845       7,823       7,822
--------------------------------------------------------------------------------------
Statistical Information
   Capital expenditures     $   5,359    $   7,314   $   8,116   $  14,038   $  11,328
   Depreciation                 6,807        7,204       7,759       7,016       6,650
   Average common shares
      Outstanding:
         Basic                  8,075        7,998       7,837       7,824       7,808
         Diluted                8,159        8,140       7,861       7,865       7,953
--------------------------------------------------------------------------------------




(a) During the second quarter of 2002, the company incurred a $1,405 restructure charge related to its decision to close six thrift stores and to eliminate certain manufacturing and administrative positions.

During the fourth quarter of 2002, the company incurred a $4,936 restructure charge related to the closing of the remaining twelve thrift stores and the specific arrangements made with senior executives who departed the company in the fourth quarter of 2002.

Also, during the fourth quarter of 2002, the company recorded additional pension expense in the amount of $4,656 in connection with the company's method of immediately recognizing gains and losses that fall outside the pension corridor.

(b) During the fourth quarter of 2001, the company incurred a $1,728 restructure charge related to its decision to close its Dutch Mill Baking Company production facility and two company thrift stores.

(c) During 1999 the company incurred a route restructure charge of $950. Also included is an after-tax charge of $205 that is the cumulative effect of an accounting change that required the write-off of start-up costs. Long-term obligations reflect the renewal of a capital lease with the trustees of the company pension plan.

(d) For comparative purposes net sales for 2001, 2000, 1999 and 1998 have been reclassified to reflect changes in accounting for thrift stores and cooperative advertising. The change was an increase of $1,637 for 2001 and a decrease of $1,406, $1,832 and $1,675, for 2000, 1999 and 1998 respectively.

                                   Tasty Baking Company Annual Report 2002   21

Consolidated Financial Statements
Tasty Baking Company and Subsidiaries

Consolidated Statements of Operations and Retained Earnings



                                                 52 Weeks Ended    52 Weeks Ended      53 Weeks Ended
                                                 Dec. 28, 2002     Dec. 29, 2001(a)    Dec. 30, 2000(a)
-------------------------------------------------------------------------------------------------------
 Operations
 Gross sales                                    $ 255,503,818      $ 255,335,587      $ 249,690,639
 Less discounts and
 allowances                                       (93,240,612)       (89,090,607)       (86,813,226)
                                                  -----------------------------------------------------
 Net sales                                        162,263,206        166,244,980        162,877,413
                                                  -----------------------------------------------------
 Costs and expenses:
 Cost of sales                                    111,187,357        103,297,040        105,036,081
 Depreciation                                       6,807,369          7,203,688          7,759,345
 Selling, general
 and administrative                                44,982,205         43,236,117         35,959,008
 Restructure charges                                6,340,810          1,727,844                 --
 Interest expense                                   1,066,250          1,102,777          1,540,242
 Provision for
 doubtful accounts                                    958,365            772,372          1,250,385
 Other income, net                                 (1,165,548)        (1,189,606)        (1,420,557)
                                                  -----------------------------------------------------
                                                  170,176,808        156,150,232        150,124,504
                                                  -----------------------------------------------------
 Income (loss) before
 provision for income taxes                        (7,913,602)        10,094,748         12,752,909
                                                  -----------------------------------------------------
 Provision for (benefit from) income taxes:

 Federal                                              (11,432)         3,284,796          2,562,171
 State                                               (315,262)           (89,526)          (269,625)
 Deferred                                          (3,246,179)           579,276          2,316,823
                                                  -----------------------------------------------------
                                                   (3,572,873)         3,774,546          4,609,369
                                                  -----------------------------------------------------
 Net income (loss)                                 (4,340,729)         6,320,202          8,143,540

 Retained Earnings
 Balance, beginning of year                        34,838,636         32,351,894         27,968,811
 Cash dividends
 paid on common shares
 ($.48 per share in 2002,                          (3,875,855)        (3,833,460)        (3,760,457)
 2001 and 2000)
                                                  -----------------------------------------------------
 Balance, end of year                           $  26,622,052      $  34,838,636      $  32,351,894
                                                  =====================================================

 Per share of common stock:
    Net income:
       Basic                                    $        (.54)     $         .79      $        1.04
       Diluted                                  $        (.54)     $         .78      $        1.04


(a) 2001 and 2000 have been reclassified for comparative purposes to reflect the changes in accounting for thrift stores and cooperative advertising.

See accompanying notes to consolidated financial statements.

 22  Tasty Baking Company Annual Report 2002

Consolidated Statements of Cash Flows

                                                 52 Weeks Ended      52 Weeks Ended    53 Weeks Ended
                                                  Dec. 28, 2002       Dec. 29, 2001     Dec. 30, 2000
-----------------------------------------------------------------------------------------------------
Cash flows from (used for) operating activities
Net income (loss) $                                    (4,340,729)     $  6,320,202      $  8,143,540
Adjustments to reconcile net income to net cash
      provided by operating activities:
   Depreciation                                         6,807,369         7,203,688         7,759,345
   Restructure charges, net of cash expenditures        5,133,794           850,879                --
   Conditional stock grant                                     --           804,759           319,016
   Provision for doubtful accounts                        958,365           772,372         1,250,385
   Pension expense                                      5,456,000          (216,770)       (2,318,000)
   Deferred taxes                                      (3,246,179)          579,276         2,316,823
   Other                                                 (547,841)         (420,277)         (154,683)
Changes in assets and liabilities:
   Decrease (increase) in receivables                     393,451        (2,233,932)       (2,339,505)
   Decrease (increase) in inventories                   1,634,632        (2,481,235)       (1,424,770)
   Increase in prepayments and other                   (1,839,688)         (197,658)         (948,500)
   Increase (decrease) in accrued payroll,
    accrued income
      taxes, accounts payable and
   other current liabilities                             (294,575)          (76,690)          594,924
                                                     ------------------------------------------------
   Net cash from operating activities                  10,114,599        10,904,614        13,198,575
                                                     ------------------------------------------------

Cash flows from (used for) investing activities
Proceeds from owner/operator loan repayments            3,987,420         3,494,763         4,065,144
Purchase of property, plant and equipment              (5,359,051)       (7,313,982)       (8,116,213)
Loans to owner/operators                               (3,881,472)       (4,043,379)       (3,038,759)
Other                                                     (46,359)           46,131            40,402
                                                     ------------------------------------------------
   Net cash used for investing activities              (5,299,462)       (7,816,467)       (7,049,426)
                                                     ------------------------------------------------
Cash flows from (used for) financing activities
Dividends paid                                         (3,875,855)       (3,833,460)       (3,760,457)
Payment of long-term debt                              (2,117,092)       (3,216,821)      (10,196,240)
Net increase in short-term debt                           600,000         1,700,000         1,450,000
Additional long-term debt                                       _         1,000,000         6,000,000
Net proceeds from sale of common stock                    492,275         1,318,112           (36,704)
                                                     ------------------------------------------------
   Net cash used for financing activities              (4,900,672)       (3,032,169)       (6,543,401)
                                                     ------------------------------------------------

   Net increase (decrease) in cash                        (85,535)           55,978          (394,252)
Cash, beginning of year                                   367,220           311,242           705,494
                                                     ------------------------------------------------
Cash, end of year $                                       281,685      $    367,220      $    311,242
                                                     =================================================

Supplemental cash flow information
Cash paid during the year for:
Interest                                             $  1,084,322      $  1,231,521      $  1,750,990
                                                     ------------------------------------------------
Income taxes                                         $  1,011,650      $  3,065,069      $  4,819,057
                                                     =================================================

See accompanying notes to consolidated financial statements.

                                Tasty Baking Company Annual Report 2002  23


Consolidated Balance Sheets

                                                                         Dec. 28, 2002       Dec. 29, 2001
----------------------------------------------------------------------------------------------------------
 Assets
 Current Assets:
 Cash                                                                       $    281,685     $    367,220
 Receivables, less allowance of $3,606,117 and $3,751,854, respectively       20,881,597       22,233,413
 Inventories                                                                   6,777,152        8,411,784
 Deferred income taxes                                                         5,213,847        3,055,410
 Prepayments and other                                                         2,941,033        1,101,345
                                                                          -------------------------------
 Total current assets                                                         36,095,314       35,169,172
                                                                          -------------------------------

 Property, plant and equipment:
 Land                                                                          1,097,987        1,097,987
 Buildings and improvements                                                   37,831,789       37,103,226
 Machinery and equipment                                                     148,990,425      146,023,373
                                                                          --------------------------------
                                                                             187,920,021      184,224,586
 Less accumulated depreciation and amortization                              129,528,979      124,522,610
                                                                          --------------------------------
                                                                              58,391,222       59,701,976
                                                                          --------------------------------

 Other assets:
 Long-term receivables from owner/operators                                   10,095,101       10,201,049
 Deferred income taxes                                                         8,229,612        7,381,934
 Spare parts inventory                                                         3,698,780        3,632,687
 Miscellaneous                                                                    50,001           50,001
                                                                          --------------------------------
                                                                              22,073,494       21,265,671
                                                                          --------------------------------
                                                                            $116,560,030     $116,136,819
                                                                          ===============================

See accompanying notes to consolidated financial statements.

24    Tasty Baking Company Annual Report 2002


                                                                   Dec. 28, 2002    Dec. 29, 2001
----------------------------------------------------------------------------------------------------
Liabilities
Current Liabilities:
Current obligations under capital leases                             $   175,715     $   239,593
Notes payable, banks                                                   4,500,000       3,900,000
Accounts payable                                                       6,074,193       5,306,976
Accrued payroll and employee benefits                                  5,158,820       6,208,889
Reserve for restructures                                               2,417,178         850,879
Other                                                                    981,459         378,982
                                                                      ---------------------------
Total current liabilities                                             19,307,365      16,885,319
                                                                      ---------------------------
Long-term debt                                                         9,000,000      11,000,000
Long-term obligations under capital leases, less current portion       3,486,218       3,603,310
Reserve for restructures-less current portion                          3,567,495              --
Accrued pensions and other liabilities                                15,923,020      11,506,969
Postretirement benefits other than pensions                           17,750,696      18,076,719
                                                                      ---------------------------
Total liabilities                                                     69,034,794      61,072,317
                                                                      ---------------------------

Shareholders' Equity
Common stock, par value $.50 per share, and
entitled to one vote per share:
      Authorized 15,000,000 shares, issued 9,116,483 shares            4,558,243        4,558,243
Capital in excess of par value of stock                               29,432,917       29,388,567
Retained earnings                                                     26,622,052       34,838,636
                                                                      ----------------------------
                                                                      60,613,212       68,785,446
                                                                      ----------------------------
Less:
Treasury stock, at cost:
      1,012,798 shares and 1,064,539 shares, respectively             12,538,632       13,167,082
Management Stock Purchase Plan receivables and deferrals                 549,344          553,862
                                                                      ---------------------------
                                                                      47,525,236       55,064,502
                                                                      ---------------------------
                                                                    $116,560,030     $116,136,819
                                                                    =============================

See accompanying notes to consolidated financial statements.

                                   Tasty Baking Company Annual Report 2002  25


Consolidated Statements of Changes in Capital Accounts

                                                     Dec. 28, 2002                  Dec. 29, 2001                Dec. 30, 2000
------------------------------------------------------------------------------------------------------------------------------------
                                                 Shares         Amount           Shares       Amount          Shares     Amount
------------------------------------------------------------------------------------------------------------------------------------

Common Stock:
Balance, beginning of year                     9,116,483    $  4,558,243       9,116,483    $  4,558,243    9,116,483  $  4,558,243
                                            ----------------------------------------------------------------------------------------
Balance, end of year                           9,116,483    $  4,558,243       9,116,483    $  4,558,243    9,116,483  $  4,558,243
                                            ========================================================================================
Capital in Excess of
  Par Value of Stock:
Balance, beginning of year                                  $ 29,388,567                    $ 29,742,434               $ 29,778,768
Issuances:
   Management Stock Purchase Plan                                 16,975                          53,766                     (4,211)
   Stock Option Plan                                             (24,777)                       (599,642)                        --
   Conditional Stock Grant                                            --                         (11,535)                   (35,573)
Tax benefits related to Management Stock
      Purchase Plan and Stock Option Plan                         52,152                         203,544                      3,450
                                            ----------------------------------------------------------------------------------------
Balance, end of year                                        $ 29,432,917                    $ 29,388,567               $ 29,742,434
                                            ========================================================================================

Treasury Stock:
Balance, beginning of year                     1,064,539    $ 13,167,082       1,271,171    $ 16,106,361    1,293,135  $ 16,408,808
Management Stock
   Purchase Plan:
      Reissued                                   (11,900)       (159,117)        (20,345)       (270,021)      (1,400)      (20,048)
      Reacquired                                   7,634         128,490           5,775          64,790        2,365        35,488
Net shares reissued in connection with:
       Stock Option Plan                         (47,475)       (597,823)       (155,820)     (2,141,247)          --            --
       Conditional Stock Grant                        --              --         (36,242)       (592,801)     (22,929)     (317,887)
                                            ----------------------------------------------------------------------------------------
Balance, end of year                           1,012,798    $ 12,538,632       1,064,539    $ 13,167,082    1,271,171  $ 16,106,361
                                            ========================================================================================

Management Stock Purchase
  Plan Receivables and Deferrals:
Balance, beginning of year                                  $    553,862                    $    372,532               $    475,470
Common stock issued                                              176,092                         323,787                     15,837
Common stock repurchased                                         (98,861)                        (60,083)                   (29,904)
Note payments and amortization
of deferred compensation                                         (81,749)                        (82,374)                   (88,871)

                                            ----------------------------------------------------------------------------------------
Balance, end of year                                        $    549,344                    $    553,862               $    372,532
                                            ========================================================================================


See accompanying notes to consolidated financial statements.


   26  Tasty Baking Company Annual Report 2002

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies
--------------------------------------------------------------------------------

Nature of the Business
Tasty Baking Company is a leading producer of sweet baked goods and one of the nation's oldest and largest independent baking companies, in operation since 1914. It has two manufacturing facilities, one at Hunting Park Avenue in Philadelphia, PA and a second facility at Oxford, PA.

Fiscal Year
The company and its subsidiaries operate on a 52-53 week fiscal year, ending on the last Saturday of December.

Basis of Consolidation
The consolidated financial statements include the accounts of the company and its subsidiaries. Inter-company transactions are eliminated.

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

Concentration of Credit
The company encounters, in the normal course of business, exposure to concentrations of credit risk with respect to trade receivables. Ongoing credit evaluations of customers' financial condition are performed and, generally, no collateral is required. The company maintains reserves for potential credit losses and such losses have not exceeded management's expectations. The company's top twenty customers represent 74.1% of its 2002 net sales. This relationship has been relatively consistent over the two prior years. Of those customers, the company's two largest customers represent 13.7% and 11.6% of its 2002 net sales, respectively, which is relatively consistent with 2001 and 2000. If any of these customers changed their buying habits, the company's ability to maintain current sales levels could be adversely affected.

Revenue Recognition
Revenue is recognized when title and risk of loss pass, which is generally upon receipt of goods by the customer. Provisions for estimated discounts, product returns and other adjustments are provided in the same period that the related sales are recorded.

Cash and Cash Equivalents
The company considers all investments with an original maturity of three months or less on their acquisition date to be cash equivalents.

Inventory Valuation
Inventories are stated at the lower of cost or market, cost being determined using the first-in, first-out (FIFO) method.

Property and Depreciation
Property, plant and equipment are carried at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets. Buildings and improvements are depreciated over thirty-nine years. The principal manufacturing plant is leased from the company's pension plan and is amortized over twenty years. Leasehold improvements are generally depreciated over five years. Machinery and equipment are depreciated over a range of seven to fifteen years.

Costs of major additions, replacements and betterments are capitalized, while maintenance and repairs, which do not improve or extend the life of the respective assets are charged to income as incurred.

The company capitalizes interest costs associated with the construction and installation of plant and equipment.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If this review indicates that the expected future undiscounted net cash flows of the related asset is less than the asset's carrying value, an impairment loss is recognized.

Shipping and Handling Costs
Shipping and handling costs are included as a part of selling, general and administrative expense.

Pension Plan
The company's funding policy for the pension plan is to contribute amounts deductible for federal income tax purposes plus such additional amounts, if any, as the company's actuarial consultants advise to be appropriate. The company has elected to immediately recognize all gains and losses in excess of the pension corridor.

                                   Tasty Baking Company Annual Report 2002  27

Stock-Based Compensation
The company measures stock-based compensation in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" and has disclosed the pro-forma impact of the fair-value method in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation". The calculated difference between the reported and pro-forma net income amounts is $.01 per share for 2002, $.02 per share for 2001 and $.03 per share for 2000.

Treasury Stock
Treasury stock is stated at cost. Cost is determined by the first-in, first-out method.

Accounting for Income Taxes
The company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates in effect when the differences are expected to be recovered or settled.

Net Income Per Common Share
Net income per common share is presented as basic and diluted earnings per share. Net income per common share - Basic is based on the weightedaverage number of common shares outstanding during the year. Net income per common share
- Diluted is based on the weighted average number of common shares and dilutive potential common shares outstanding during the year. Dilution is the result of outstanding stock options.

Recent Accounting Statements
In June 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations" (FAS 143), which amends FAS 19. This pronouncement is effective for entities with financial statements issued for fiscal years beginning after June 15, 2002, with earlier adoption recommended. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. While FAS 143 will affect how future asset retirement obligations are accounted for and disclosed in the financial statements, the issuance of the new guidance had no effect on the company's results of operations, financial position or liquidity during 2002.

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (FAS 146). The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Statement established accounting guidelines for the recognition and measurement of a liability for the cost associated with an exit or disposal activity. The liability for a cost associated with an exit or disposal activity is measured at its fair value in the period the liability is incurred rather than at the commitment date. This Statement did not impact the company's provision for restructure charges in the fourth quarter of 2002, but may impact the timing of amounts of any future restructures.

In December of 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123" (FAS 148). The provisions of this Statement are effective for fiscal years beginning after December 15, 2003. This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This Statement improves the prominence and clarity of the pro-forma disclosures required by Statement 123 by prescribing a specific tabular format and by requiring disclosure in the "Summary of Significant Accounting Policies" or its equivalent. In addition, this Statement improves the timeliness of those disclosures by requiring their inclusion in financial reports for interim periods. The company is currently assessing the impact of FAS 148 on its financial statements.

Reclassifications
For comparative purposes 2001 and 2000 net sales, cost of sales, selling, general and administrative expenses, and discounts and allowances have been reclassified to reflect the change in accounting for cooperative advertising expense (which was reclassified from selling, general and administrative expense to discounts and allowances), and thrift store sales (which now are presented "gross" as net sales with expenses included in cost of sales and selling, general and administrative expense). Net sales increased by $1,637,126 and decreased by $1,405,847 for 2001 and 2000 respectively. Cost of sales decreased by $1,768,809 and $257,945 for 2001 and 2000 respectively. Selling, general and administrative expense increased by $ 3,405,935 and decreased by $1,147,902 for 2001 and 2000 respectively. Discounts and allowances decreased by $1,637,126 and increased $1,405,847 for 2001 and 2000, respectively.

28   Tasty Baking Company Annual Report 2002

2. Restructure Charges
--------------------------------------------------------------------------------
During the second quarter of 2002, the company closed six thrift stores and eliminated certain manufacturing and administrative positions. There were 67 employees terminated as a result of this restructure, of which 42 were temporary employees, 13 were thrift store employees and 12 were corporate and administrative employees. Costs related to these events were included in a restructure charge of $1,405,000. Expenditures relative to this charge during 2002 were $524,000, leaving a remaining balance of $881,000 at December 28, 2002, which is expected to be paid out by the end of 2006.

During the fourth quarter of 2002, the company incurred a $4,936,000 restructure charge related to the closing of the remaining twelve thrift stores and the specific arrangements made with senior executives who departed the company in the fourth quarter of 2002. There were 29 employees terminated as a result of this restructure, of which 25 were thrift store employees and 4 were corporate executives. There were no expenditures made during 2002 relative to this charge. The balance at December 28, 2002 is expected to be paid out by the end of 2006.

During the fourth quarter of 2001, the company closed it's Dutch Mill Baking Company production facility. There were 19 manufacturing and 4 administrative positions eliminated as a result. In addition, the company closed two thrift stores. The closing affected 6 thrift store employees. Costs related to these events were included in a restructure charge of $1,728,000. Expenditures relative to this charge were $877,000 during 2001 and $683,000 during 2002 leaving a remaining balance of $168,000 at December 28, 2002, which is expected to be paid out by the end of 2006.


RESTRUCTURE RESERVE ACTIVITY



                            2001                2001          Balance           2002               2002           Balance
                         Restructure       Expenditures    Dec. 29, 2001     Restructures      Expenditures     Dec. 28,2002
-----------------------------------------------------------------------------------------------------------------------------
 Lease obligations       $  604,117        $  175,664     $  428,453        $2,015,080        $  365,715        $2,077,818
 Severance                  367,862           160,129        207,733         3,735,546           540,332         3,402,947
 Fixed assets               351,433           293,525         57,908           411,912           143,399           326,421
 Other                      404,431           247,646        156,785           178,272           157,570           177,487
------------------------------------------------------------------------------------------------------------------------------
 Total                   $1,727,843        $  876,964     $  850,879        $6,340,810        $1,207,016        $5,984,673
==============================================================================================================================


3. Inventories
--------------------------------------------------------------------------------

Inventories are classified as follows:
                             Dec. 28, 2002  Dec. 29, 2001
                             ----------------------------
Finished goods                 $2,731,651     $3,696,045
Work in progress                  861,685        720,511
Raw materials and supplies      3,183,816      3,995,228
                             ----------------------------
                               $6,777,152     $8,411,784
                             ============================


4. Long-Term Receivables from Owner/Operators
--------------------------------------------------------------------------------
The majority of the company's sales distribution routes are owned by independent owner/operators who purchased the exclusive right to sell and distribute Tastykake products in defined geographical territories. The company maintains a wholly-owned subsidiary to assist in financing route purchase activities if requested by new owner/operators, using the route and certain associated assets as collateral. Most route purchase activities involve transactions between existing and new independent owner/operators. At December 28, 2002 and December 29, 2001, interest-bearing notes receivable (based on treasury yields plus a spread) of $11,930,000 and $11,685,000, respectively, are included in current and long-term receivables in the accompanying consolidated balance sheets.

                                 Tasty Baking Company Annual Report 2002     29

5. Notes Payable, Banks
--------------------------------------------------------------------------------
On January 31, 2002, a new Credit Facility (Facility) was entered into which replaced all existing lines of credit (see Note 6). Under the Facility the company may borrow up to $40,000,000 primarily at or below the prime rate of interest. Of the $40,000,000, $15,000,000 is designated for short-term borrowings, while $25,000,000 is for long-term borrowings.

Notes payable of $4,500,000 were outstanding at December 28, 2002 at an interest rate of 2.72%. Notes payable of $3,900,000 were outstanding at December 29, 2001 at an interest rate of 2.39%. The average outstanding borrowing during 2002 was $3,934,000 and $3,549,000 in 2001. The average interest rate in 2002 was 2.78%
and 4.59% in 2001, calculated on the basis of the average daily balance. The maximum short-term borrowing by the company at any period end was $5,800,000 and $4,600,000 during 2002 and 2001, respectively.

In 2001, the company had credit arrangements with various banks under which it could borrow up to $41,000,000 primarily at or below the prime rate of interest. Of the $41,000,000, $11,000,000 was designated for short-term borrowings, while $30,000,000 was for use under a Revolving Credit Agreement.


6. Long-Term Debt
--------------------------------------------------------------------------------------------------------------------
Long-term debt consists of the following:
                                                                             Dec. 28, 2002             Dec. 29, 2001
--------------------------------------------------------------------------------------------------------------------
Credit Facility, with interest at or below the prime rate
   (2.72% at December 28, 2002 and 2.39% at December 29, 2001)               $   9,000,000              $11,000,000
--------------------------------------------------------------------------------------------------------------------


On January 31, 2002, the company entered into a new Credit Facility (Facility) for $40,000,000 with two banks. This Facility replaces all existing short-term lines of credit and the Revolving Credit Agreement. Under the Facility, $15,000,000 is available on a 364-day basis and $25,000,000 is available on a three-year revolving term, both of which are renewable annually for an extension of one year upon approval of the banks. The Facility bears interest at an indexed LIBOR rate or the prime rate, and it contains restrictive covenants, which include provisions for the maintenance of tangible net worth, coverage of fixed charges, and restrictions on total indebtedness, guarantees and investments. The 364-day portion of the Facility contains a sub-limit of $6,000,000 for overnight "Swing Line" borrowings. The revolving portion allows for Standby Letters of Credit to be issued.

During the fourth quarter of 2002, the company violated certain of its restrictive covenants under the Credit Facility due to the restructure and pension corridor charges that it recognized. The company has obtained an amendment to the Credit Facility, which cures the covenant violations and extends the term of the 364-day line of credit for an additional year. The terms of the amendment include the payment of a fee for the amendment, and an increase in future interest rates and commitment fees. As a result of the amendment, interest rates will increase between .20% and .95% relative to the furture performance of the company.

Prior to 2002 the company had a Revolving Credit Agreement (Agreement) for borrowings up to $30,000,000. Borrowings under the Agreement bore interest at an annual rate equal to the prime rate, a CD rate, a LIBOR rate or a money market rate at the company's option. Under the Agreement, the company could have borrowed up to $30,000,000 until September 2002.

  30   Tasty Baking Company Annual Report 2002


7. Obligations Under Capital Leases
--------------------------------------------------------------------------------------------------------------------------
Obligations under capital leases consist of the following:
                                                                                             Dec. 28, 2002    Dec. 29, 2001
--------------------------------------------------------------------------------------------------------------------------
Capital lease obligation, with interest at 11%, payable in monthly installments
   of $46,750 through June 2014                                                                $3,653,932       $3,743,235
Industrial development mortgage, with interest at 8.5%, payable in
   monthly installments of $8,001 through January 2003                                              8,001           99,668
                                                                                               ---------------------------
                                                                                                3,661,933        3,842,903
Less current portion                                                                              175,715          239,593
                                                                                               ---------------------------
                                                                                               $3,486,218       $3,603,310
                                                                                               ===========================

8. Commitments and Contingencies
--------------------------------------------------------------------------------
The company leases certain plant and distribution facilities, machinery and automotive equipment under noncancelable lease agreements. The company expects that in the normal course of business, leases that expire will be renewed or replaced by other leases. Included therein is a lease with the Trustees of the Tasty Baking Company Pension Plan for property contributed to the plan. The net annual rental is subject to adjustment every three years to provide fair market rental to the Pension Plan and, accordingly, the net annual rental was adjusted effective July 1, 2002. The lease was renewed on July 1, 2002 for four additional three-year periods. In addition, the company has an option to purchase the property at any time at its then fair market value. Property, plant and equipment relating to capital leases was $6,231,000 at December 28, 2002 and $6,549,000 at December 29, 2001 with accumulated amortization of $2,042,000 and $2,397,000, respectively. Depreciation and amortization of assets recorded under capital leases was $244,000 in 2002 and 2001 and $210,000 in 2000.

The following is a schedule of future minimum lease payments as of December 28, 2002:
                                                                  Noncancelable
                                              Capital Leases   Operating Leases
--------------------------------------------------------------------------------
2003                                             $  569,053     $1,246,444
2004                                                561,000        664,933
2005                                                561,000        330,084
2006                                                561,000        216.833
2007                                                561,000         41,844
Later years                                       3,646,500         42,672
                                                  ------------------------------
Total minimum lease payments                      6,459,553     $2,542,810
                                                                ----------------
 Less interest payments                           2,797,620
                                                 ----------
 Present value minimum lease payments            $3,661,933
                                                 ==========

Rental expense was approximately $2,513,000 in 2002, $2,411,000 in 2001 and $1,812,000 in 2000.

In connection with a workers' compensation insurance policy, the company has obtained Standby Letters of Credit in the amount of $3,900,000, which are required by its insurance company in order to guarantee future payment of premiums.

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

                                   Tasty Baking Company Annual Report 2002   31

9. Pension Costs
--------------------------------------------------------------------------------
The company maintains a funded noncontributory pension plan providing retirement benefits for substantially all employees. Benefits under this plan generally are based on the employees' years of service and compensation during the years preceding retirement. Net pension gains and losses in excess of 10% of the greater of the projected benefit obligation or the market value of the plan assets ("the corridor") are recognized in the year of occurrence. In 2002, the estimated unrecognized loss for the pension plan at year-end exceeded the "10% corridor" by $4,656,000. Thus, the total net periodic pension cost for fiscal year 2002 for the pension plan has been increased by this amount, resulting in a final 2002 cost of $5,456,000.

The components of pension cost are summarized as follows:


                                                          2002            2001             2000
-------------------------------------------------------------------------------------------------------

Service cost-benefits earned during the year         $ 1,356,000      $ 1,222,000      $ 1,201,000
Interest cost on projected benefit obligation          5,108,000        5,065,000        5,027,000
Expected return on plan assets                        (5,665,000)      (6,135,000)      (6,248,000)
Prior service cost amortization                            1,000          (30,000)         (30,000)
Transition amount amortization                                --         (339,000)        (339,000)
Actuarial (gain) loss recognition                      4,656,000               --       (1,776,000)
                                                    ---------------------------------------------------
Net corridor amount charged (credited) to income     $ 5,456,000      $  (217,000)     $(2,165,000)
                                                    ===================================================

The following table sets forth the change in projected benefit obligation, change in plan assets, funded status of the pension plan and net liability recognized in the company's balance sheet at December 28, 2002 and December 29, 2001:

                                                                2002               2001
-----------------------------------------------------------------------------------------
Change in Projected Benefit Obligation
Projected benefit obligation, beginning of year            $ 72,338,000$       69,693,000
Service cost                                                  1,356,000         1,222,000
Interest cost                                                 5,108,000         5,065,000
Plan amendments                                                 354,000                --
Actuarial loss                                                2,183,000           974,000
Benefits paid                                                (4,720,000)       (4,616,000)
                                                           -------------------------------
Projected benefit obligation, end of year                  $ 76,619,000      $ 72,338,000
                                                           ===============================
Change in Plan Assets
Fair value of plan assets, beginning of year               $ 64,844,000      $ 69,917,000
Actual return on plan assets                                 (3,895,000)         (457,000)
Company contribution                                          1,000,000                --
Benefits paid                                                (4,720,000)       (4,616,000)
                                                           -------------------------------
Fair value of plan assets, end of year                     $ 57,229,000      $ 64,844,000
                                                           ===============================

Net Liability Recognized in Balance Sheet
Funded status of plan, end of year                         $(19,390,000)     $ (7,494,000)
Unrecognized actuarial loss                                   7,662,000           575,000
Unrecognized prior service cost (income)                        308,000           (45,000)
                                                           -------------------------------
Net liability recognized in balance sheet, end of year     $(11,420,000)     $ (6,964,000)
                                                           ===============================



The actuarial present value of benefits and projected benefit obligations were determined using a discount rate of 6.75% for fiscal year 2002, 7.25% for fiscal year 2001 and 7.5% for fiscal year 2000. The expected long-term rate of return on assets was 8.75% for fiscal year 2002 and 9.0% for fiscal years 2001 and 2000. The rate of compensation increase used to measure the projected benefit obligation was 4.0% for fiscal year 2002 and 4.5% for fiscal years 2001 and 2000. Plan assets are invested in a diverse portfolio that primarily consists of equity and debt securities as well as the company's Philadelphia production facility with subsequent improvements and additions thereto.

   32   Tasty Baking Company Annual Report 2002

10. Postretirement Benefits Other than Pensions
--------------------------------------------------------------------------------
In addition to providing pension benefits, the company also provides certain unfunded health care and life insurance programs for substantially all retired employees. These benefits are provided through contracts with insurance companies and health service providers.

The net periodic postretirement benefit cost included the following components:



                                         2002              2001             2000
---------------------------------------------------------------------------------
Service cost                        $   364,000      $   236,000      $   252,000
Interest cost                           996,000          923,000          967,000
Net amortization and deferral          (263,000)        (403,000)         (96,000)
                                    ---------------------------------------------
Net amount charged to income        $ 1,097,000      $   756,000      $ 1,123,000
                                    =============================================


The following table sets forth the change in projected benefit obligation, funded status of the postretirement benefit plan and the net liability recognized in the company's balance sheet at December 28, 2002 and December 29, 2001:



                                                                 2002              2001
------------------------------------------------------------------------------------------
Change in Projected Benefit Obligation

Projected benefit obligation, beginning of year            $ 13,662,000      $ 13,583,000
Service cost                                                    364,000           236,000
Interest cost                                                   996,000           923,000
Actuarial (gain) loss                                         1,302,000           (12,000)
Benefits paid                                                (1,423,000)       (1,068,000)
                                                           -------------------------------
Projected benefit obligation, end of year                  $ 14,901,000      $ 13,662,000
                                                           ===============================
Net Liability Recognized in Balance Sheet
------------------------------------------------------------------------------------------
Funded status of plan, end of year                         $(14,901,000)     $(13,662,000)
Unrecognized net gain                                        (2,850,000)       (4,415,000)
                                                           -------------------------------
Net liability recognized in balance sheet,
end of year                                                $(17,751,000)     $(18,077,000)
                                                           ===============================


The accumulated postretirement benefit obligation was determined using a weighted average discount rate of 6.75% in 2002, 7.25% in 2001 and 7.5% in 2000, and an assumed compensation increase rate of 4.5% in 2002, 2001 and 2000. For 2002, the health care cost trend rates are anticipated to be 10.2% for HMO-type health plans, gradually declining to 5.5% in seven years and remaining at that level thereafter. The health care cost trend rate assumptions have a significant effect on the amounts reported. For example, a 1% increase in the health care trend rate would increase the accumulated postretirement benefit obligation by $389,000 in 2002 and $328,000 in 2001 and 2000, respectively, and the net periodic cost by $55,000, $43,000 and $46,000 in 2002, 2001 and 2000, respectively. A 1% decrease in the healthcare trend rate would decrease the accumulated postretirement benefit obligation by $361,000 and $307,000 in 2002 and 2001, respectively and the net periodic cost by $50,000, $39,000 and $41,000 in 2002, 2001 and 2000, respectively.

Tasty Baking Company Annual Report 2002   33

11. Thrift Plan
--------------------------------------------------------------------------------
The Tasty Baking Company Thrift Plan permits participant's to make contributions to the plan on a pre-tax salary reduction basis in accordance with the provision of Section 401(k) of the Internal Revenue Code. After six months of employment, the company matches 100% of participants' contributions up to a specified limit. Company contributions charged against income totaled $483,928 in 2002, $498,337 in 2001 and $398,567 in 2000.

The plan is administered under a Section 401(k) prototype plan sponsored by Mellon HR Solutions. Under the plan, the company's contributions are invested in Tasty Baking Company common stock, and participants may choose from a selection of guaranteed and mutual fund options offered by Mellon HR Solutions for investment of their contributions.

The company had 188,527 shares of its common stock reserved for possible issuance under the plan at December 28, 2002.


12. Management Stock Purchase Plan
--------------------------------------------------------------------------------
The Management Stock Purchase Plan provides that common shares may be sold to management employees from time to time at prices designated by the Board of Directors (not less than 50% of the fair market value at date of grant) and under certain restrictions and obligations to resell to the company. During 2002 and 2001, 11,900 and 20,345 shares of common stock, respectively, were sold at 50% of fair market value at date of grant. The aggregate sales price of these shares was $100,534 and $161,956, respectively, for which collateral judgment notes were obtained to be paid in equal quarterly installments (not to exceed
40) with interest on the unpaid balance at 2.38% in 2002, and 4.50% and 3.38% in 2001. At December 28, 2002, a total of 931,567 common shares were authorized under the plan, of which 183,765 shares remain available for issuance.

For accounting purposes, the difference between the fair market value of the stock at the date of grant and the purchase price, $75,558 in 2002 and $161,830 in 2001, represents compensation. The compensation is deferred and, together with the notes receivable, is shown as a deduction from shareholders' equity. The deferred compensation is amortized over a ten-year period or the period the employees perform services, whichever is less. Amortization charged to income amounted to $41,686, $45,385 and $46,041 in 2002, 2001 and 2000, respectively.

In accordance with an Internal Revenue Service regulation, the company includes both the dividends paid on shares restricted under the plan, and the difference between the purchase price of the stock at the date of the grant and the fair market value at the date the plan restrictions lapse, as employeecompensation for federal income tax purposes. The tax benefits relating to the difference between the amounts deductible for federal income taxes over the amounts charged to income for book purposes have been credited to capital in excess of par value of stock.

   34   Tasty Baking Company Annual Report 2002

13. Stock Option Plans
--------------------------------------------------------------------------------
Under the terms of the 1997 Long Term Incentive Plan, options to purchase a total of 375,000 common shares may be granted to key executives of the company. Options become exercisable in five equal installments beginning on the date of grant until fully exercisable after four years. The option price is determined by the Board and, in the case of incentive stock options, will be no less than the fair market value of the shares on the date of grant. Options lapse at the earlier of the expiration of the option term specified by the Long-Term Incentive Plan Committee of the Board (not more than ten years in the case of incentive stock options) or three months following the date on which employment with the company terminates. The company also has options outstanding under the 1994 Long Term Incentive Plan, the terms and conditions of which are similar to the 1997 Long Term Incentive Plan.

Transactions involving the plans are summarized as follows:

                                                        2002                      2001                       2000
------------------------------------------------------------------------------------------------------------------------------------
                                                  Weighted-Average          Weighted-Average          Weighted-Average
                                               Shares   Exercise Price    Shares  Exercise Price    Shares   Exercise Price
------------------------------------------------------------------------------------------------------------------------------------

Options outstanding at beginning of year      433,808    $    13.48      585,000   $     12.86      585,000      $    12.86
Less: Exercises                               (26,600)        11.18     (151,192)        11.08           --              --
Forfeitures                                   (30,750)        15.64           --            --           --              --
                                              --------------------------------------------------------------------------------------
                                              376,458            --      433,808                    585,000
Granted                                        85,000          9.46           --            --           --              --
                                              --------------------------------------------------------------------------------------
Outstanding at end of year                    461,458    $    12.73      433,808   $     13.48      585,000      $    12.86
                                              ======================================================================================
Options exercisable at year-end               371,758                    381,008                    477,400
Weighted-average fair value
of options granted during the year                       $     1.87                         --                           --


The following table provides certain information with respect to stock options outstanding and exercisable at December 28, 2002:

                          Outstanding Options               Exercisable Options
----------------------------------------------------------------------------------------
                          Weighted-Average
Range of                       Remaining      Weighted-Average           Weighted-Average
Exercise Prices   Shares   Contractual Life    Exercise Price    Shares   Exercise Price
----------------------------------------------------------------------------------------
$8.60 - $11.60   338,458          4.7              $  10.70     248,758     $ 10.70
$18.31           123,000          4.0              $  18.31     123,000     $ 18.31
                 -----------------------------------------------------------------------
                 461,458                                        371,758
                 =======================================================================


A summary of the status of options granted to the Directors by the company for the fiscal years 2002, 2001 and 2000 is presented below:



                                                       2002                     2001                          2000
                                            ----------------------------------------------------------------------------------------
                                                        Weighted-Average          Weighted-Average           Weighted-Average
                                                Shares   Exercise Price    Shares  Exercise Price    Shares   Exercise Price
                                            ----------------------------------------------------------------------------------------
Options outstanding at beginning of year      104,421      $ 11.45     141,342     $  11.40          141,342     $ 11.40
Less: Exercises                               (16,875)       11.56     (36,921)       11.25               --          --
                                            ----------------------------------------------------------------------------------------
Outstanding at end of year                     87,546      $ 11.43     104,421     $  11.45          141,342     $ 11.40
                                            ========================================================================================
Options exercisable at year-end                81,921                   89,421                       114,342
                                            ----------------------------------------------------------------------------------------
Range of exercise prices                    $11.00 to $11.6           $11.00 to $11               $11.00 to $11.60



                                   Tasty Baking Company Annual Report 2002  35

--------------------------------------------------------------------------------
The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and certain weighted-average assumptions. The following assumptions were used for the 2002 employee grant: dividend yield of 3.51%, expected volatility of 28.28%, expected life of 5 years and risk-free interest rate of 2.84%.

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

On December 21, 2000, the Board of Directors adopted the Tasty Baking Company Restricted Stock Incentive Plan (Restricted Stock Plan), which was approved by shareholders at the 2001 Annual Meeting. Under the terms of the Restricted Stock Plan, 200,000 common shares were authorized and 109,500 of those shares were granted to executives of the company. The target for these awards was the achievement of a compound annualized increase in earnings per share of 10% per year for fiscal years 2001 through 2003 (Measurement Period) over earnings per share for fiscal year 2000. The number of shares awarded was subject to adjustment on a roughly pro rata basis in the event the actual compound annualized rate of increase in the company's cumulative earnings per share for the Measurement Period is 50% to 125% of the target. Based on the earnings per share for 2001, the company made the decision to accrue compensation at the rate of 50% of the total award, allocated over the vesting period. Compensation expense recognized for the Restricted Stock Plan for 2001 was $239,664. Based on the first quarter 2002 results, the company revised its estimate that the overall target would be achieved and reversed the accrual above. The company is no longer accruing stock compensation expense for the Restricted Stock Plan.


14. Capitalization of Interest Costs
--------------------------------------------------------------------------------
The company capitalizes interest as a component of the cost of significant construction projects. The following table sets forth data relative to capitalized interest:



                                                          2002           2001             2000
---------------------------------------------------------------------------------------------------
Total interest                                         $1,095,927     $1,265,408     $1,755,261
Less capitalized interest                                  29,677        162,631        215,019
                                                       --------------------------------------------
Interest expense                                       $1,066,250     $1,102,777     $1,540,242
                                                       ============================================


15. Other Income, Net
--------------------------------------------------------------------------------
Other income, net consists of the following:

                                                          2002           2001             2000
--------------------------------------------------------------------------------------------------

Interest income                                        $  957,065     $  996,044     $1,116,989
Other, net                                                208,483        193,562        303,568
                                                       -------------------------------------------
                                                       $1,165,548     $1,189,606     $1,420,557
                                                       ===========================================
Tasty Baking Company Annual Report 2002  36


16. Income Taxes
--------------------------------------------------------------------------------
The effective tax rates were a benefit of 45.2% in 2002, and a provision of 37.4%, and 36.1% in 2001 and 2000, respectively. The rates differ from the amounts derived from applying the statutory U.S. federal income tax rate of 34% to income before provision (benefit) for income taxes as follows:



                                                     2002              2001             2000
---------------------------------------------------------------------------------------------------
Statutory tax provision (benefit)                 $(2,690,625)     $ 3,432,214     $ 4,336,178
State income taxes, net of
federal income tax benefit                           (884,967)         112,246         264,117
Release of prior year tax reserves                   (250,000)              --              --
Non-deductible expenses and other                     252,719          230,086           9,074
                                                  -------------------------------------------------
Provision (benefit) for income taxes              $(3,572,873)     $ 3,774,546     $ 4,609,369
                                                  =================================================


Deferred income taxes represent the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. Significant components of the company's deferred income tax assets (liabilities) are as follows:
--------------------------------------------------------------------------------
                                                     2002              2001
Postretirement benefits other than pensions     $  7,117,788      $  7,340,606
Pension and employee benefit costs                 6,151,195         4,351,955
Depreciation and amortization                     (5,724,875)       (4,836,840)
Vacation pay                                         938,352           980,563
Provision for doubtful accounts                    1,446,004         1,523,555
Reserve for obsolescence                             362,100           416,460
Restructure charges                                2,417,773           341,001
Net operating loss carryovers                        322,326                --
Other                                                412,796           320,043
                                                ------------------------------
                                                  13,443,459        10,437,343
Less current portion                               5,213,847         3,055,410
                                                ------------------------------
                                                $  8,229,612      $  7,381,933
                                                ==============================

                                   Tasty Baking Company Annual Report 2002  37

17. Net Income (Loss) per Common Share
--------------------------------------------------------------------------------
The following is a reconciliation of the basic and diluted net income (loss) per common share computations:


                                                     2002              2001             2000
---------------------------------------------------------------------------------------------
Net income (loss) per common share - Basic
Net income (loss)                                $(4,340,729)     $ 6,320,202     $ 8,143,540
                                                 --------------------------------------------
Weighted average shares outstanding                8,074,902        7,998,222       7,836,591
                                                 --------------------------------------------
Basic per share amount                           $      (.54)     $       .79     $      1.04
                                                 ============================================
Net income (loss) per common share - Diluted
Net income (loss)                                $(4,340,729)     $ 6,320,202     $ 8,143,540
                                                 --------------------------------------------
Weighted average shares outstanding                8,074,902        7,998,222       7,836,591
Dilutive options                                      84,248          141,543          24,478
                                                 --------------------------------------------
Total diluted shares                               8,159,150        8,139,765       7,861,069
                                                 --------------------------------------------
Diluted per share amount                         $      (.54)     $       .78     $      1.04
                                                 ============================================



Potentially dilutive options to purchase 84,248 shares were not included in the computation of the diluted per share amounts in 2002 because they would have an anti-dilutive effect due to the current year net loss. Potentially dilutive options to purchase a total of 141,543, and 24,478 shares of common stock at a price of $18.3125, which were outstanding in 2001 and 2000 respectively, were not included in the computation of diluted per share amounts because they would have an anti-dilutive effect due to the option's exercise prices being greater than the average market prices of the common shares.

38  Tasty Baking Company Annual Report 2002

Report of Independent Accountants

To the Shareholders and the Board of Directors Tasty Baking Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and retained earnings, of changes in capital accounts and of cash flows present fairly, in all material respects, the financial position of Tasty Baking Company and subsidiaries as of December 28, 2002 and December 29, 2001, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 28, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
March 19, 2003

                              Tasty Baking Company Annual Report 2002    39

Directors and Officers

Directors                               Officers
Philip J. Baur, Jr.                     Charles P. Pizzi
Retired Chairman of the Board           President and
                                        Chief Executive Officer
Fred C. Aldridge, Jr., Esq.
Attorney-at-law                         John M. Pettine
                                        Executive Vice President
G. Fred DiBona, Jr.
President and CEO,                      David S. Marberger
Independence Blue Cross                 Senior Vice President and
                                        Chief Financial Officer
Ronald J. Kozich
Retired Managing Partner,               Vincent A. Melchiorre
Ernst & Young LLP, Philadelphia         Senior Vice President and
                                        Chief Marketing Officer
John M. Pettine
Executive Vice President                Joseph H. Bauer
                                        Vice President, Manufacturing
Charles P. Pizzi
President and                           David P. Kavanaugh
Chief Executive Officer                 Vice President, Strategic Planning and
                                        Corporate Development
Judith M. von Seldeneck
Chief Executive Officer,                Nancy K. O'Toole
Diversified Search Companies            Vice President, Human Resources

                                        Eugene P. Malinowski
                                        Treasurer

Audit Committee                         Ronald O. Whitford, Jr.
Ronald J. Kozich, Chairman              Secretary
Fred C. Aldridge, Jr.
Philip J. Baur, Jr.                     Joseph A. Gaudiosi
G. Fred DiBona, Jr.                     Assistant Treasurer and
                                        Assistant Secretary

Compensation Committee
Judith M. von Seldeneck, Chairperson
G. Fred DiBona, Jr.
Ronald J. Kozich

Executive Committee
Fred C. Aldridge, Jr., Chairman
Philip J. Baur, Jr.
Judith M. von Seldeneck
Charles P. Pizzi

Nominating Committee
Fred C. Aldridge, Jr.
Philip J. Baur, Jr.

40   Tasty Baking Company Annual Report 2002

Transfer Agent
American Stock Transfer
& Trust Company
59 Maiden Lane
New York, NY  10007

Independent Accountants
PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, PA  19103

Stock Listing
New York Stock Exchange
Ticker symbol: TBC

Tasty Baking Company
2801 Hunting Park Avenue
Philadelphia, PA  19129
215-221-8500

Tastykare Department
1-800-33-TASTY

Tastykake On-Line
www.tastykake.com



Design: 20nine design studios, LLC, Philadelphia   Photography: Jeff Sacks
Productions, Sellersville






Tasty  Baking  Company
 o 2801  Hunting  Park Avenue
 o Philadelphia,  PA 19129
 o 215-221-8500