Form 10-K, Exhibit 13
period 2003-12-31
TASTY BAKING CO
filed 2004-03-11
CIK 96412

TASTY BAKING COMPANY AND SUBSIDIARIES




     Attached are excerpts of the Annual Report to Shareholders for the fiscal year ended December 27, 2003, portions of which are incorporated by reference in the company's Annual Report on Form 10-K for the fiscal year ended December 27, 2003.

Contents

Financial Highlights

Letter to Shareholders

Management's Review

            Management's Discussion and Analysis

                        Quarterly Summary (Unaudited)

                        Five Year Selected Financial Data

Consolidated Financial Statements

            Operations and Retained Earnings

            Cash Flows

            Balance Sheets

            Changes in Capital Accounts

            Notes to Consolidated Financial Statements

            Report of Independent Auditors

Directors and Officers



Financial Highlights
(000's, except per share amounts)

For the Year                                                2003(a)                       2002(b)
-------------------------------------------------------------------------------------------------
Gross sales                                            $    250,648                  $    255,504
Net sales                                              $    159,129                  $    162,263
Net loss                                               $     (2,362)                 $     (4,341)
Average number of common
      shares outstanding:
            Basic                                             8,098                         8,075
            Diluted                                           8,104                         8,159
Per share of common stock:
      Net loss:
            Basic and diluted                          $      (.29)                  $      (.54)
            Cash dividend                              $       .20                   $       .48

At the Year-End                                                2003                          2002
-------------------------------------------------------------------------------------------------

Total assets                                           $    117,243                  $    116,560
Working capital                                        $      8,020                  $     15,467
Current ratio                                             1.33 to 1                     1.75 to 1
Shareholders' equity:
      Amount                                           $     42,419                  $     47,525
      Per share of common stock                        $      5.24                   $       5.86




              All disclosures are pre-tax, unless otherwise noted.

(a) During the fourth quarter of 2003, the company realized a $1,077 gain from the sale of eleven routes to independent sales distributors in Maryland.

          During 2003 there was a net restructure reversal of $71. Included in this net reversal was a restructure charge of $429 incurred during the fourth quarter of 2003 for costs related to specific arrangements made with senior executives who departed the company. This was offset by restructure charge reversals totaling $500, resulting from the favorable settlement of thrift store leases reserved in the 2002 restructuring.

(b) During 2002, the company incurred a $6,341 restructure charge related to its decision to close company owned thrift stores and to eliminate certain manufacturing, administrative and senior executive positions.

          During the fourth quarter of 2002, the company recorded additional pension expense in the amount of $4,656, in connection with the company's method of immediately recognizing gains and losses that fall outside the pension corridor.

Management's Review

Management's Discussion and Analysis
(000's, except per share amounts)

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

Critical Accounting Policies

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which require that management make numerous estimates and assumptions. Actual results could differ from those estimates and assumptions, impacting the company's reported results of operations and financial position. The company's significant accounting policies are more fully described in Note 1 to the company's audited consolidated financial statements. Certain accounting policies, however, are considered to be critical in that (i) they are most important to the depiction of the financial condition and results of operations of the company and (ii) their application requires management's most subjective judgment in making estimates about the effect of matters that are inherently uncertain.

Reserves and allowances related to customer sales, promotions and collections

The company offers various sales incentive programs to customers and consumers, such as cooperative advertising programs, price discounts, in-store display incentives and coupons. These expenses are accounted for as a reduction of sales. The recognition of expense for these programs involves the use of judgment related to performance and redemption estimates. Estimates are based on historical experience and other factors.

Collections

The company performs ongoing credit evaluations of customers' financial conditions and makes quarterly estimates of the collectability of its accounts receivable balances. Management specifically analyzes accounts receivable trends and historical bad debts, customer concentrations, customer credit worthiness, levels of customer deductions, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. If the financial condition of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required.

Long-lived asset impairment

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If this review indicates that the expected future undiscounted net cash flows of the related asset is less than the asset's carrying value, an impairment loss is recognized.

Pension and postretirement plans

Accounting for pensions and postretirement benefit plans requires the use of estimates and assumptions regarding numerous factors, including discount rate, rate of return on plan assets, compensation increases, health care cost increases, mortality and employee turnover. A sensitivity analysis for pensions is included in Note 8 and a sensitivity analysis for post retirement benefits other than pensions is included in Note 9. Licensed independent actuaries perform these required calculations to determine liability and expense in accordance with the accounting principles generally accepted in the United States. In addition, the company may experience significant changes in its pension expense from year to year because of its election in 1987 to immediately recognize all pension gains and losses in excess of its pension corridor in the year that they occur. For comparative purposes, this is relevant because most other public companies use an amortization method that allows the recognition of their pension gains and losses over longer periods of time, up to 15 years. The combination of low interest rates and low or negative rates of return on plan assets can cause higher levels of pension expense; conversely, high interest rates and high rates of return on assets could result in higher levels of pension income. Market conditions where interest rates and asset returns move inversely relative to each other, in most instances, cause the company to have pension expense or income within its allowable pension corridor. Actual results may differ from the company's assumptions and may impact the reported liability and expense amounts reported for pensions and postretirement benefits.

Workers' compensation expense

Accounting for workers' compensation expense requires the use of estimates and assumptions regarding numerous factors, including the ultimate severity of injuries, the timeliness of reporting injuries, and health care cost increases. Actual results may differ from the company's assumptions, which may have an impact on the reported expense or liability for workers' compensation.

Income tax valuation

The company has recorded a deferred income tax asset for the benefit of federal and state income tax loss carryforwards. These carryforwards expire in varying amounts between 2004 and 2023. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes that it is more likely than not that the deferred tax assets will be realized. However, the amount realizable could be reduced if estimates of future taxable income during the carryforward period are reduced.

     The company has recorded a deferred income tax asset benefit for unused federal AMT credits, which do not expire, and for unused state credits, which expire in varying amounts between 2004 and 2008. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforward. A valuation allowance in the amount of $286 has been established as management believes that a portion of the state credits will not be realized.

Results of Operations
All disclosures are pre-tax, unless otherwise noted.

The following table sets forth the percentage relationships to gross sales of certain items in the company's consolidated statements of operations:



                                                               52 Weeks Ended       52 Weeks Ended         52 Weeks Ended
                                                               Dec. 27, 2003         Dec. 28, 2002          Dec. 29, 2001
-------------------------------------------------------------------------------------------------------------------------

Gross sales                                                           100.0%                 100.0%               100.0%
Discounts and allowances                                              36.5                   36.5                 34.9
Net sales                                                             63.5                   63.5                 65.1
Costs, expenses and other
            Cost of sales                                             43.3                   43.5                 40.5
            Depreciation                                               2.9                    2.7                  2.8
            Selling, general & administrative expenses                19.3                   18.0                 17.2
            Restructure charge net of reversals                        0.0                    2.5                  0.7
            Interest expense                                           0.4                    0.4                  0.4
            Gain on sale of routes                                    (0.4)                   -                      -
            Other income, net                                         (0.3)                  (0.5)                (0.5)
Income (loss) before provision for income taxes                       (1.5)                  (3.1)                 4.0
Provision for (benefit from) income taxes                             (0.6)                  (1.4)                 1.5
Net income (loss)                                                     (0.9)                  (1.7)                 2.5



Net loss for the fiscal year ended December 27, 2003, was $2,362 or $.29 per share. Net loss for the fiscal year ended December 28, 2002, was $4,341 or $.54 per share. Net income for the fiscal year ended December 29, 2001, was $6,320 or $.78 per share.

Gross  sales  declined  1.9% in 2003  compared  to  2002.  Gross  sales  through independent sales distributors in the Mid-Atlantic region (core routes) increased by 3.7% driven by the increased number of new routes in Maryland and the expansion into Pittsburgh and Cleveland. Other factors contributing to the change in core route sales during 2003 included price increases instituted on certain product lines and new product introductions, which were offset by the effect of decreases in promotional activity and the discontinuation of certain low profit items. Gross sales outside the core route region (non-route) declined by 14.8%. The decline was primarily attributable to the company's exit from business on the West Coast. Gross sales remained level in 2002 compared to 2001 even though unit sales over the prior year increased 5.6%.

Net sales declined 1.9% in 2003 compared to 2002, which is consistent with the decline in gross sales. A reduction in discounts and promotions for 2003 was offset by the unfavorable impact of increased product returns over 2002 and the existence of thrift stores sales in 2002. Net sales declined 2.4% in 2002 compared to 2001. The 2002 decrease resulted primarily from flat gross sales, which were reduced by increased commissions and discounts and higher levels of cooperative advertising.

During 2002, the company recorded additional pension expense in the amount of $4,656, in connection with the company's method of immediately recognizing gains and losses that fall outside the pension corridor. Of this expense, $3,259 was included in cost of sales and $1,397 was included in selling, general and administrative expenses.

Cost of sales, as a percentage of gross sales, was 43.3%, 43.5% and 40.5% in 2003, 2002 and 2001, respectively. Cost of sales remained constant from 2003 to 2002. Favorability from price increases instituted in 2003 and reduced pension expense was offset by increased cost of labor and certain ingredients and increased inventory write-offs. Cost of sales increased in 2002 over 2001 due to increased pension expense and reduced price realization in the form of selected price reductions as well as changes in product and customer mix.

Gross margin after depreciation, as a percentage of net sales, was 27.4%, 27.3% and 30.6% in 2003, 2002 and 2001, respectively. Gross margin remained constant from 2003 compared to 2002 due to price increases and reduced pension expense offset by the increased cost of labor, certain ingredients and inventory write-offs. Gross margin in 2002 decreased compared to 2001, due to increased pension expense and reduced price realization in the form of selected price reductions as well as changes in product and customer mix.

Selling, general and administrative expenses in 2003 increased 5.3% compared to 2002 primarily due to increased marketing spending as well as selling and promotional expenses for the expansion of the core route region into the Cleveland and Pittsburgh markets. This increase was partially offset by reduced pension expense and reduced selling, general and administrative expenses resulting from the thrift store closings in December 2002. Selling, general and administrative expenses in 2002 increased 4.0% compared to 2001 primarily due to increased salaries and sales incentives and pension expense.

Depreciation expense in 2003 increased 5.0% compared to 2002. Depreciation expense in 2002 decreased 5.5% compared to 2001. The 2003 increase reflects the increased capital expenditures made for the bakeries' production equipment, upgraded office facilities, technology and investment in trucks purchased for the route expansion. The 2002 decline reflects the effect of lower levels of capital expenditures in 2002, and the change in depreciable lives of certain assets from five to seven years starting in the second half of 2001, which resulted in a decrease in depreciation expense of $744 and $558 in 2002 and 2001, respectively.

Other income, net, decreased by $292 in 2003 compared to 2002 due to a loss on disposal of certain assets and decreased interest income from independent sales distributor loans caused by interest rate decreases. Other income, net, decreased by $24 in 2002 compared to 2001 due to decreased interest income from independent sales distributor loans.

Interest expense in 2003 decreased by $157 compared to 2002 due to decreased average borrowing levels partially offset by increased average interest rates. Interest expense in 2002 decreased by $37 compared to 2001 due to lower average interest rates and decreased average borrowing levels. The company is exposed to market risk relative to its interest expense as its notes payable and long-term debt have floating interest rates that vary with the conditions in the credit markets. It is expected that a one percentage point increase in interest rates would result in additional annual expense of approximately $110.

The effective tax rates were a benefit of 36.9% and 45.2% in 2003 and 2002, respectively, and a provision of 37.4% in 2001. These rates compare to a federal statutory rate of 34%. The difference between the effective rates and the statutory rate is principally due to the effect of state income taxes and the establishment of a valuation allowance for neighborhood assistance credits in 2003 related to years 2000 through 2002 which are not assured of recovery. In the case of 2002, the difference between the effective rate and the statutory rate is the reversal of taxes accrued for prior year amounts that are no longer likely of assertion.

During the fourth quarter of 2003, the company realized a gain of $1,077 from the sale of eleven routes to independent sales distributors in Maryland. For 2003, there was a net restructure charge reversal of $71. Included in this net reversal was a restructure charge of $429 incurred during the fourth quarter of 2003 for costs related to specific arrangements made with senior executives who departed the company. Also included during 2003 were restructure charge reversals totaling $500, resulting from the favorable settlement of thrift store leases reserved in the 2002 restructuring. See Note 2.

During 2002, the company incurred a $6,341 restructure charge related to its decision to close company owned thrift stores and to eliminate certain manufacturing and administrative positions. See Note 2.

Included in net income for 2001 was a $1,728 restructure charge which consisted of costs associated with the closing of the company's Dutch Mill Baking Company production facility and the closing of two company thrift stores. The charge was related to costs associated with existing leases and contracts, the write-off of certain equipment, employee severance payments and other related costs. See Note 2.


Liquidity and Capital Resources

Current assets at December 27, 2003, were $32,439 compared to $36,095 at December 28, 2002, and current liabilities at December 27, 2003, were $24,419 compared to $20,628 at December 28, 2002. The decrease in current assets is primarily related to a decrease in accounts receivable and inventories due to a continuing emphasis on cash collections as well as inventory reduction. Deferred taxes also decreased in 2003 as compared to 2002 primarily due to the payments against the restructure reserves. The increase in current liabilities was principally related to an increase in accounts payable and accrued liabilities for ongoing business expenses.

Cash and Cash Equivalents Historically, the company has been able to generate sufficient amounts of cash from operations. Bank borrowings are used to supplement cash flow from operations during periods of cyclical shortages. A Credit Facility (Facility) is maintained with two banks and certain capital and operating leases are utilized. Contractual obligations arising under these arrangements and related commitment expirations are detailed in Notes 5 to 7 to the company's audited consolidated financial statements.

During the third and fourth quarters of 2003, the company violated the Facility restrictive covenant on total indebtedness to EBITDA. The company obtained a waiver for the third quarter violation. On January 23, 2004, the company amended the Facility, which cured the fourth quarter violation by amending the covenant requirement levels. This Amended Credit Facility (Amended Facility) is for $30 million and replaces the $40 million Facility. The Amended Facility provides for $10 million on a 364-day basis and $20 million available on a three-year revolving term. The terms of the Amended Facility require the same type of covenants as those in the Facility, and provide the bank group with a security interest in all unencumbered assets of the company, limits capital expenditures to $9 million dollars in 2004 and a mutually agreed amount thereafter. It requires the payment of a fee and may increase interest rates (by .25% to 1.25%) and commitment fees (by .1% to .15%) based on the future performance of the company. The company expects to be in compliance with the Amended Facility covenants over the next year.

In December 2002, the company obtained a waiver due to a violation of certain restrictive covenants under the Facility resulting from the restructure and pension corridor charges that it recognized. The company obtained an amendment to the Facility, which cured the covenant violations and extended the term for an additional year. The terms of the amendment included the payment of a fee for the amendment, and an increase in future interest rates and commitment fees.

Net cash from operating activities in 2003 decreased by $711 compared to 2002. Focus on managing working capital resulted in a $3.3 million dollar increase in cash from the changes in assets and liabilities. This favorable change was more than offset by the increase in cash operating losses over 2002.

Net cash from operating activities in 2002 decreased by $726 compared to 2001. The 2002 decrease principally resulted from the decrease in net income and an increase in prepaid assets, offset by an increase in accrued liabilities, and a decrease in inventories and accounts receivable.

Net cash used for investing activities in 2003 increased by $1,732 compared to 2002, principally due to an increase in capital expenditures and an increase in loans to independent sales distributors which exceeded repayments in 2003. Capital expenditures totaled $6,676 in 2003. These expenditures were made primarily for upgrade of the office facilities, the bakeries' production equipment, technology and investment in trucks to be sold to independent sales distributors in route expansion territories.

Net cash used for investing activities in 2002 decreased by $2,517 compared to 2001. Capital expenditures totaled $5,359 in 2002, a decrease of $1,955 from 2001. These expenditures were made primarily for the continued upgrade of the bakeries' production equipment.

Net cash used for financing activities in 2003 decreased by $2,280 compared to 2002, principally due to a reduction of dividends paid. The company reduced its quarterly dividend to $.05 in 2003. The quarterly dividend had been $.12 per share since 1997.

Net cash used for financing activities in 2002 increased by $1,869, compared to 2001, due to increased repayments of debt. In addition, there were proceeds from the exercise of stock options in 2001 that exceeded proceeds in 2002.

The company anticipates that for the foreseeable future cash flow from operating activities along with the continued availability of the Amended Facility and other long-term financing will provide sufficient cash for planned capital expenditures and other operating and financing requirements.

Certain Financing Activity

Future payments due under debt and lease obligations as of December 27, 2003 are reflected in the following table:



------------------- ---------------------------------- --------------------------- -------------------- ---------------- -----------
  Fiscal Year       Capital lease obligations          Noncancelable operating      Notes Payable (a)   Long-term Debt        Total
                    (at 11% and 5.9%)                  leases                                                 (b)              (c)
------------------- --------------------------- --------------------------- -------------------- ---------------- -----------------
      2004                             $ 1,102                     $ 1,307              $     -             $  -            $2,409
------------------- --------------------------- --------------------------- -------------------- ---------------- -----------------
      2005                               1,102                         996                4,900                -             6,998
------------------- --------------------------- --------------------------- -------------------- ---------------- -----------------
      2006                               1,102                         753                    -                -             1,855
------------------- --------------------------- --------------------------- -------------------- ---------------- -----------------
      2007                                 847                         508                    -          $ 8,000             9,355
------------------- --------------------------- --------------------------- -------------------- ---------------- -----------------
      2008                                 561                         411                    -                -               972
------------------- --------------------------- --------------------------- -------------------- ---------------- -----------------
   thereafter                            3,085                         151                    -                -             3,236
------------------- --------------------------- --------------------------- -------------------- ---------------- -----------------
     Total                             $ 7,799                     $ 4,126              $ 4,900          $ 8,000          $ 24,825
------------------- --------------------------- --------------------------- -------------------- ---------------- -----------------



(a) On January 23, 2004, the company extended its Facility with two banks so that the 364-day line of credit becomes due on January 21, 2005. On the consolidated balance sheet, the line of credit is reflected as a current liability as the balance fluctuates daily based on working capital requirements.

(b) On January 23, 2004, the company extended its revolving Credit Facility with two banks through the Amended Facility which becomes due on January 22, 2007.

(c) In addition to the obligations listed in this chart, the company has purchase commitments primarily related to the purchase of ingredients and packaging utilized in the ordinary course of business, which historically approximate $63 million annually. These items are obtained by purchase orders on an as needed basis. As of December 27, 2003, the company does not have any purchase commitments that extend beyond a twelve month period.

Recent Accounting Statements

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities, and an interpretation of ARB 51. The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (variable interest entities) and how to determine when and which business enterprise should consolidate the variable interest entity (the primary beneficiary) . This new model for consolidation applies to an entity which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a variable interest entity make additional disclosures. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. The remaining provisions of FIN 46 were effective immediately for all variable interests in entities created after January 31, 2003. For all variable interests in entities created before February 1, 2003, FIN 46 is effective in the first reporting period ending after December 15, 2003, as deferred by FASB Staff Position (FSP) 46-e, Effective Date of Interpretation 46, for Certain Interests Held by a Public Entity . The Company is currently evaluating the impact of the adoption of the deferred provisions of FIN 46, but does not expect a material impact.

In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 affects the following three types of freestanding financial instruments that should now be classified as liabilities: (i) mandatorily redeemable shares which are required to be redeemed at a specified or determinable date or upon an event certain to occur; (ii) put options and forward purchase contracts, which involves financial instruments embodying an obligation that the issuer must or could choose to settle by issuing a variable number of its shares or other equity instruments based solely on something other than the issuer's own equity shares; and (iii) certain obligations that can be settled with shares, the monetary value of which is fixed, or tied to a variable (such as a market index) or varies inversely with the value of the issuers shares. SFAS 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities whose shares are mandatorily redeemable. SFAS 150 was effective for all financial instruments entered into or modified after May 31, 2003 and otherwise was to be effective at the beginning of the first interim period beginning after June 15, 2003. However, the FASB issued a staff position that delayed the effective date for certain provisions of paragraphs nine and ten as they apply to mandatorily redeemable noncontrolling interests (the Deferred Provisions) to the first fiscal period beginning after December 15, 2003. The company is currently evaluating the impact of the adoption of the Deferred Provisions, but does not expect a material impact.


Risk Factors

Competition

The company is engaged in a highly competitive business. The number of choices facing the consumer on how to spend snack food dollars, particularly with the introduction of more convenient packaging of traditional products, both sweet and salty, has increased significantly over the last several years. Although the number of competitors varies among marketing areas, certain competitors are national companies with multiple production facilities, national distribution systems, and nationally recognized brands and large advertising and promotion budgets.

Concentration of Customers

The company's top twenty customers represent 57.9% of its 2003 net sales dollars, relatively consistent with 2002 and 2001. Of these customers, the company's largest customer, Wal-Mart, represents 15.2% of the net sales in 2003. The company's largest customer, Wal-Mart, represented 13.3% of the 2002 net sales, relatively consistent with 2001. If any of the top twenty customers change their buying habits, the company's ability to maintain current sales levels could be adversely affected.

Long-term Receivables

The company's long-term receivables represent loans issued to its independent sales distributors for the purchase of route territories and delivery vehicles. These loans are issued through a wholly-owned subsidiary, TBC Financial Services, Inc. Current lending guidelines require significant collateral to minimize the company's risk in the event of default by a independent sales distributor; and the company's loss history has been minimal. However, the collectibility of the entire loan portfolio is directly related to the company's current route distribution system and the individual independent sales distributor's ability to repay the loan, which is directly related to the economic success of the route. In addition, any external event or circumstance that impacts the independent sales distributors may also affect the long-term receivables.

Core vs. Expanded Market

Historically, independent sales distributors have accounted for the largest part of the company's revenues. In the last few years as the company expanded outside of its core Mid-Atlantic route market the percentage of volume began to shift toward more non-route accounts business, causing some erosion of the company's gross margins. As part of the new management team's initiatives for 2003, the company refocused its efforts on its core independent sales distributor business, while at the same time, carefully evaluating existing and new business possibilities outside the core market. As a result, the decisions were made in 2003 to pull out of the West Coast markets and add 36 new routes to the core region. The company will need to develop brand recognition in the new core markets.

Commodity Prices

The company is dependent upon sugar, eggs, oils, flour and cocoa to manufacture its products. The price of sugar was stable during 2003, and the USDA statistics project a reduction in demand for sugar in 2004, which may result in lower sugar prices. Egg prices increased dramatically in 2003 for the following reasons: hen disease, the laying hen population has decreased by four million, increased egg consumption due to the high protein-low carb diets, and new animal welfare guidelines cutting the number of layers per cage from six to five. This cut will also affect 2004 supplies. Flour was adversely affected by drought conditions in the Midwest during 2003, which could expose the Company to price increases during 2004. In addition, the political unrest has stabilized in the Ivory Coast of West Africa which is a key supplier of cocoa to the world market. This stability should result in cocoa becoming more available and lower commodity prices for 2004, but may change in the future. Soybeans were affected by a poor growing season in 2003 in the United States, Asia and Europe, resulting in higher prices for soybean oil. Availability of soybeans for 2004 is at an all time low.

Production and Inventory Management

The company's products have limited shelf life. Production planning and monitoring of demand is essential to effective operations, both to fulfill customer demand and to minimize the level of stale returns. Delays in getting the product to market such as transportation or bad weather may cause loss of sales.

Production Facilities

The company has two production facilities in Philadelphia and Oxford, PA. The Philadelphia facility is a multi-storied manufacturing facility where the company's signature products are exclusively manufactured. The Oxford facility is a single-story manufacturing facility with expansion possibilities. The loss of either production facility due to casualty could have an adverse impact on the company's results of operations. The company maintains business interruption insurance should a casualty temporarily prevent it from manufacturing its products. The company's pension plan is also the owner of its Philadelphia production facility, which it leases back to the company under a long-term capital lease.

Litigation

The company is involved in legal proceedings, most of which are routine and have arisen in the ordinary course of business. The company is unable to predict the outcome of litigation, but it does not believe that the ultimate resolution of any matter will have a material adverse effect on the financial position or results of operations of the company. However, if one or more of such matters were determined adversely, the ultimate liability arising therefrom could be material to results of operations in the quarter or annual period it is determined.

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

Interest Rates

Fluctuation in interest rates will affect the company's recognition of interest expense related to its short and long-term debt, and the interest income it realizes on its long-term receivables.

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

Economic Conditions

The company's business may be adversely affected by changes in economic and business conditions nationally and particularly within its core Mid-Atlantic market. In addition, the business strategies implemented by management to meet these business conditions and other market challenges may have a significant impact upon the company's future results of operations.



Quarterly Summary (Unaudited)
(000's, except per share amounts)
Summarized quarterly financial data for 2003 and 2002 is as follows:

                                            First          Second          Third          Fourth            Year
--------------------------------------------------------------------------------------------------------------------
2003(a)
Gross sales                             $   64,372     $   62,944     $   60,837      $   62,495   $      250,648
Net sales                                   40,984         40,191         38,948          39,006          159,129
Gross profit (after depreciation)           11,261         11,483         10,785          10,010           43,539
Net income (loss)                              482            390         (1,433)         (1,800)          (2,362)
Per share of common stock:
            Net income (loss):
                  Basic and diluted            .06            .05           (.18)           (.22)            (.29)
            Cash dividends                     .05            .05            .05             .05              .20
Market prices:
            High                              9.60           9.91          11.30           10.08            11.30
            Low                               7.20           7.86           9.20            7.50             7.20


2002(b)
Gross sales                             $   64,039     $   65,617     $   63,652   $      62,196  $       255,504
Net sales                                   40,659         42,087         39,982          39,535          162,263
Gross profit (after depreciation)           12,895         13,399          9,861           8,113           44,268
Net income (loss)                            1,205            879           (431)         (5,993)          (4,341)
Per share of common stock:
            Net income (loss):
                  Basic and diluted            .15            .11           (.05)           (.74)            (.54)
            Cash dividends                     .12            .12            .12             .12              .48
Market prices:
            High                             18.83          18.08          16.27           12.79            18.83
            Low                              16.02          12.64          12.10            8.46             8.46




Each quarter consists of thirteen weeks. The market prices of the company's stock reflect the high and low price by quarter as traded on the New York Stock Exchange. The approximate number of holders of record of the company's common stock (par value $.50 per share) as of February 11, 2004 was 2,496.

              All disclosures are pre-tax, unless otherwise noted.

(a) During the fourth quarter of 2003, the company incurred a $429 restructure charge related to specific arrangements made with senior executives who departed the company in 2003. During 2003, there were restructure charge reversals of $220, $95, $129 and $56 during the first, second, third and fourth quarters, respectively, related to favorable settlement of thrift store leases reserved in the 2002 restructuring.

          During the fourth quarter of 2003, the company realized a $1,077 gain from the sale of eleven routes to independent sales distributors in Maryland.

(b) On December 21, 2000, the Board of Directors adopted the Tasty Baking Company Restricted Stock Incentive Plan. The target for an award of 110 common shares granted to executives of the company was to be the achievement of a compound annualized increase in earnings per share of 10% per year for fiscal years 2001 through 2003 (the Measurement Period) over earnings per share for fiscal year 2000. During the first quarter of 2002, the balance of the accrual of $240 was reversed since the target for 2001 had not been achieved, and based on the first quarter 2002 results, the company was satisfied that the overall target would not be achieved. On February 4, 2004, the Compensation Committee reviewed the company's performance during the Measurement Period and determined that the minimum earnings targets were not achieved and all restricted stock awards were forfeited.

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


Five Year Selected Financial Data
(000's, except per share amounts)
All amounts presented are in thousands except for per share amounts.

                                              2003(a)            2002(b)           2001(c)                 2000           1999(d)
-----------------------------------------------------------------------------------------------------------------------------------

Operating results
      Gross sales                       $     250,648      $     255,504       $   255,336        $     249,691   $     226,350
      Net sales (e)                     $     159,129      $     162,263       $   166,245        $     162,877   $     148,830
      Net income (loss)                 $      (2,362)     $      (4,341)      $     6,320        $       8,144   $       4,703
-----------------------------------------------------------------------------------------------------------------------------------
Per share amounts
      Net income:
            Basic                       $        (.29)     $        (.54)      $       .79        $        1.04   $         .60
            Diluted                     $        (.29)     $        (.54)      $       .78        $        1.04   $         .60
      Cash dividends                    $         .20      $         .48       $       .48        $         .48   $         .48
      Shareholders' equity              $        5.24      $        5.86       $      6.84        $        6.40   $        5.81
---------------------------------------------------------------------------------------------------------------------------------
Financial position
      Working capital                   $       8,020      $      15,467       $    18,284        $      15,474   $      14,406
      Total assets                      $     117,243      $     116,560       $   116,137        $     112,192   $     111,753
      Long-term obligations             $      12,705      $      12,486       $    14,603        $      16,843   $      21,060
      Shareholders' equity              $      42,419      $      47,525       $    55,065        $      50,174   $      45,422
      Shares of common stock
            outstanding                         8,097              8,104             8,052                7,845           7,823
---------------------------------------------------------------------------------------------------------------------------------
Statistical information
      Capital expenditures              $       6,676      $       5,359       $     7,314        $       8,116   $      14,038
      Depreciation                      $       7,148      $       6,807       $     7,204        $       7,759   $       7,016
      Average common shares
            outstanding:
            Basic                               8,098              8,075             7,998                7,837           7,824
            Diluted                             8,104              8,159             8,140                7,861           7,865
-----------------------------------------------------------------------------------------------------------------------------------

              All disclosures are pre-tax, unless otherwise noted.



(a) During the fourth quarter of 2003, the company realized a $1,077 gain from the sale of eleven routes to independent sales distributors in Maryland.

          During the fourth quarter of 2003, the company incurred a $429 restructure charge related to specific arrangements made with senior executives who departed the company in 2003. During 2003 the restructure charge was offset by $500 restructure charge reversals resulting from the favorable settlement of thrift store leases reserved in the 2002 restructuring, resulting in a 2003 net restructure charge reversal of $71.

(b) During the second quarter of 2002, the company incurred a $1,405 restructure charge related to its decision to close six thrift stores and to eliminate certain manufacturing and administrative positions.

          During  the  fourth  quarter of 2002,  the  company  incurred a $4,936 restructure  charge  related to the  closing of the  remaining  twelve thrift stores and the specific arrangements made with senior executives who departed the company in the fourth quarter of 2002.

          Also, during the fourth quarter of 2002, the company recorded additional pension expense in the amount of $4,656, in connection with the company's method of immediately recognizing gains and losses that fall outside the pension corridor.

(c) During the fourth quarter of 2001, the company incurred a $1,728 restructure charge related to its decision to close its Dutch Mill Baking Company production facility and two company thrift stores.

(d) During 1999 the company incurred a route restructure charge of $950. Also included is an after-tax charge of $205 that is the cumulative effect of an accounting change that required the write-off of start-up costs. Long-term obligations reflect the renewal of a capital lease with the trustees of the company pension plan.

(e) For comparative purposes net sales for 2001, 2000, and 1999 have been reclassified to reflect changes in accounting for thrift stores and cooperative advertising. The change was an increase of $1,637 for 2001 and a decrease of $1,406 and $1,832 for 2000 and 1999, respectively.



Consolidated Financial Statements
Tasty Baking Company and Subsidiaries

Consolidated Statements of Operations and Retained Earnings
(000's, except per share amounts)
                                             52 Weeks Ended     52 Weeks Ended   52 Weeks Ended
                                              Dec. 27, 2003      Dec. 28, 2002     Dec. 29, 2001
------------------------------------------------------------------------------------------------
Operations
--------------------------------------

Gross sales                                         $ 250,648      $ 255,504      $ 255,336
Less discounts and allowances                         (91,519)       (93,241)       (89,091)
                                                  ------------------------------------------
Net sales                                             159,129        162,263        166,245
                                                  ------------------------------------------


Costs and expenses:
--------------------------------------



Cost of sales                                         108,444        111,187        103,297
Depreciation                                            7,148          6,807          7,204
Selling, general and administrative                    48,394         45,941         44,008
Restructure charge net of reversals                       (71)         6,341          1,728
Interest expense                                          909          1,066          1,103
Gain on sale of routes                                 (1,077)          --             --
Other income, net                                        (873)        (1,165)        (1,190)
                                                  ------------------------------------------
                                                      162,874        170,177        156,150
                                                  ------------------------------------------
Income (loss) before provision for income taxes        (3,745)        (7,914)        10,095
                                                  ------------------------------------------


Provision for (benefit from) income taxes:
------------------------------------------



Federal                                                (3,089)           (11)         3,286
State                                                     709           (316)           (90)
Deferred                                                  997         (3,246)           579
                                                  ------------------------------------------
                                                       (1,383)        (3,573)         3,775
                                                  ------------------------------------------
Net income (loss)                                      (2,362)        (4,341)         6,320



--------------------------------------
Retained Earnings
--------------------------------------



Balance, beginning of year                             26,622         34,839         32,352
Cash dividends paid on common shares
      ($.20 per share in 2003 and $.48 per
        share in 2002, 2001)                           (1,619)        (3,876)        (3,833)
                                                  ------------------------------------------
Balance, end of year                                $  22,641      $  26,622      $  34,839
                                                  ------------------------------------------


Per share of common stock:

Net income (loss):
      Basic                                         $    (.29)     $    (.54)     $     .79

      Diluted                                       $    (.29)     $    (.54)     $     .78



See accompanying notes to consolidated financial statements.



Consolidated Statements of Cash Flows
(000's)
                                                                    52 Weeks Ended          52 Weeks Ended        52 Weeks Ended
                                                                     Dec. 27, 2003           Dec. 28, 2002         Dec. 29, 2001
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from (used for) operating activities

Net income (loss)                                                $      (2,362)           $      (4,341)          $      6,320
Adjustments to reconcile net income to net cash
      provided by operating activities:
      Depreciation                                                       7,148                    6,807                  7,204
      Gain on sale of routes                                            (1,077)                      -                      -
      Restructure charges net of reversals                                 (71)                   6,341                  1,728
      Conditional stock grant                                               -                        -                     805
      Pension expense                                                    1,700                    5,456                   (217)
      Pension contributions                                                 -                    (1,000)                    -
      Deferred taxes                                                       997                   (3,246)                   579
      Restructure payments                                              (3,209)                  (1,207)                  (877)
      Other                                                              1,222                     (455)                   352
Changes in assets and liabilities:
      Decrease (increase) in receivables                                   320                      393                 (2,234)
      Decrease (increase) in inventories                                 1,047                    1,635                 (2,481)
      Increase in prepayments and other                                   (331)                  (1,840)                  (198)
      Increase (decrease) in accounts payable, accrued
           payroll and other accrued liabilities                         4,019                    1,572                    (77)
                                                                 --------------------------------------------------------------
      Net cash from operating activities                                 9,403                   10,115                 10,904
                                                                 --------------------------------------------------------------


Cash flows from (used for) investing activities
-----------------------------------------------


Proceeds from independent sales distributor loan repayments              3,540                    3,987                  3,495
Proceeds from sale of property, plant and equipment                        147                       -                      -
Purchase of property, plant and equipment                               (6,676)                  (5,359)                (7,314)
Loans to independent sales distributors                                 (3,628)                  (3,881)                (4,043)
Other                                                                     (414)                     (46)                    46
                                                                 --------------------------------------------------------------
      Net cash used for investing activities                            (7,031)                  (5,299)                (7,816)
                                                                 --------------------------------------------------------------

Cash flows from (used for) financing activities
-----------------------------------------------


Dividends paid                                                          (1,619)                  (3,876)                (3,833)
Payment of long-term debt                                               (1,402)                  (2,117)                (3,217)
Net increase in short-term debt                                            400                      600                  1,700
Additional long-term debt                                                   -                        -                   1,000
Net proceeds from sale of common stock                                      -                       492                  1,318
                                                                 --------------------------------------------------------------
      Net cash used for financing activities                            (2,621)                  (4,901)                (3,032)
                                                                 --------------------------------------------------------------



      Net increase (decrease) in cash                                     (249)                     (85)                    56

Cash, beginning of year                                                    282                      367                    311

                                                                 --------------------------------------------------------------
Cash, end of year                                                $          33            $         282           $        367
                                                                 --------------------------------------------------------------



Supplemental cash flow information
Cash paid during the year for:
------------------------------------------


Interest                                                         $         841            $       1,084           $      1,232
                                                                 --------------------------------------------------------------
Income taxes                                                     $          98            $       1,012           $      3,065
                                                                 --------------------------------------------------------------



Noncash investing and financing activities
------------------------------------------

Capital leases                                                   $       2,079            $           -           $          -
Loans to independent sales distributors                          $      (1,076)           $           -           $          -
                                                                 --------------------------------------------------------------




          See accompanying notes to consolidated financial statements.





Consolidated Balance Sheets
(000's)
                                                                                      Dec. 27, 2003                 Dec. 28, 2002
---------------------------------------------------------------------------------------------------------------------------------
Assets
--------------------------------------------------------------
Current assets:
--------------------------------------------------------------


Cash                                                                              $             33              $            282
Receivables, less allowance of $3,648 and $3,606, respectively                              19,503                        20,881
Inventories                                                                                  5,730                         6,777
Deferred income taxes                                                                        3,902                         5,214
Prepayments and other                                                                        3,271                         2,941
                                                                                         ---------                      --------
Total current assets                                                                        32,439                        36,095
                                                                                         ---------                      --------




Property, plant and equipment:
--------------------------------------------------------------
Land                                                                                         1,098                         1,098
Buildings and improvements                                                                  40,288                        37,832
Machinery and equipment                                                                    158,286                       152,689
                                                                                         ---------                      --------

                                                                                           199,672                       191,619
Less accumulated depreciation and amortization                                             136,156                       129,529
                                                                                         ---------                      --------

                                                                                            63,516                        62,090
                                                                                         ---------                      --------

Other assets:
--------------------------------------------------------------
Long-term receivables from independent sales distributors                                   11,253                        10,095
Deferred income taxes                                                                        9,267                         8,230
Miscellaneous                                                                                  768                            50
                                                                                         ---------                      --------

                                                                                            21,288                        18,375
                                                                                         ---------                      --------

                                                                                  $        117,243              $        116,560
                                                                                         ---------                      --------



          See accompanying notes to consolidated financial statements.


                                       13






                                                                                         Dec. 27, 2003                Dec. 28, 2002
-----------------------------------------------------------------------------------------------------------------------------------
Liabilities
--------------------------------------------------------------
Current liabilities:
--------------------------------------------------------------
Current obligations under capital leases                                          $            634              $            176
Notes payable, banks                                                                         4,900                         4,500
Accounts payable                                                                             9,261                         6,074
Accrued payroll and employee benefits                                                        6,013                         6,480
Reserve for restructure                                                                      1,331                         2,417
Other accrued liabilities                                                                    2,280                           981
                                                                                  ----------------------------------------------
Total current liabilities                                                                   24,419                        20,628





Long-term debt                                                                               8,000                         9,000
Long-term obligations under capital leases, less current portion                             4,705                         3,486
Reserve for restructures, less current portion                                               1,044                         3,568
Accrued pensions and other liabilities                                                      19,938                        15,669
Postretirement benefits other than pensions                                                 16,718                        16,684
                                                                                  ----------------------------------------------
Total liabilities                                                                           74,824                        69,035
                                                                                  ----------------------------------------------



Shareholders' Equity
--------------------------------------------------------------


Common stock, par value $.50 per share, and entitled to one vote per share:
      Authorized 15,000 shares, issued 9,116 shares                                          4,558                         4,558
Capital in excess of par value of stock                                                     29,393                        29,433
Retained earnings                                                                           22,641                        26,622
                                                                                  ----------------------------------------------
                                                                                            56,592                        60,613
Less:
--------------------------------------------------------------
Accumulated other comprehensive loss                                                         1,236                            -
Treasury stock, at cost:
      1,020 shares and 1,013 shares, respectively                                           12,545                        12,539
Management Stock Purchase Plan receivables and deferrals                                       392                           549
                                                                                  ----------------------------------------------
                                                                                            42,419                        47,525
                                                                                  ----------------------------------------------
                                                                                  $        117,243              $        116,560
                                                                                  ----------------------------------------------




          See accompanying notes to consolidated financial statements.





Consolidated Statements of Changes in Capital Accounts
(000's)
                                                 Dec. 27, 2003                 Dec. 28, 2002                  Dec. 29, 2001
--------------------------------------------------------------------------------------------------------------------------------
                                            Shares           Amount       Shares           Amount       Shares            Amount
--------------------------------------------------------------------------------------------------------------------------------

Common Stock:
Balance, beginning of year                   9,116        $   4,558        9,116        $   4,558        9,116        $    4,558
                                             -----------------------------------------------------------------------------------
Balance, end of year                         9,116        $   4,558        9,116        $   4,558        9,116        $    4,558
                                             -----------------------------------------------------------------------------------

Capital in Excess of
      Par Value of Stock:
Balance, beginning of year                                $  29,433                     $  29,389                     $   29,742
Issuances (Terminations):
      Management Stock
            Purchase Plan                                       (42)                           17                             54
      Stock Option Plan                                          (7)                          (25)                          (600)
      Conditional Stock Grant                                     -                             -                            (11)
      Tax benefits related to
      Management Stock Purchase
      Plan and Stock Option Plan                                  9                            52                            204
                                             -----------------------------------------------------------------------------------
Balance, end of year                                      $  29,393                     $  29,433                     $   29,389
                                             -----------------------------------------------------------------------------------

Accumulated Other
      Comprehensive (loss):
Balance, beginning of year                                $       -                     $     -                       $        -

Minimum pension liability,
      net of taxes of  $723                                  (1,236)                          -                                -
                                             -----------------------------------------------------------------------------------
Balance, end of year                                      $  (1,236)                    $     -                       $        -
                                             -----------------------------------------------------------------------------------


Treasury Stock:
Balance, beginning of year                  (1,013)       $ (12,539)      (1,065)       $ (13,167)      (1,271)       $  (16,106)
Management Stock
      Purchase Plan:
            Reissued                             1               17           12              159           20               270
            Reacquired                          (8)             (75)          (7)            (129)          (6)              (65)
Net   shares reissued in connection with:
            Stock Option Plan                    -               52           47              598          156             2,141
            Conditional Stock Grant              -                -            -                -           36               593

                                             -----------------------------------------------------------------------------------
Balance, end of year                        (1,020)       $ (12,545)      (1,013)       $ (12,539)      (1,065)       $  (13,167)
                                             -----------------------------------------------------------------------------------


Management Stock Purchase
      Plan Receivables and Deferrals:
Balance, beginning of year                                $    (549)                    $    (554)                    $     (373)
Common stock issued                                             (13)                         (176)                          (323)
Common stock repurchased                                         93                            99                             60
Note payments and amortization
      of deferred compensation                                   77                            82                             82
                                             -----------------------------------------------------------------------------------
Balance, end of year                                      $    (392)                    $    (549)                    $     (554)
                                             -----------------------------------------------------------------------------------



          See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
(000's, except share and per share amounts)
All disclosures are pre-tax, unless otherwise noted.

1.    Summary of Significant Accounting Policies
--------------------------------------------------------------------------------

Nature of the Business

Tasty Baking Company is a leading producer of sweet baked goods and one of the nation's oldest and largest independent baking companies, in operation since 1914. It has two manufacturing facilities, one at Hunting Park Avenue in Philadelphia, PA, and a second facility at Oxford, PA.

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

Concentration of Credit

The company encounters, in the normal course of business, exposure to concentrations of credit risk with respect to trade receivables. Ongoing credit evaluations of customers' financial condition are performed and, generally, no collateral is required. The company maintains reserves for potential credit losses and such losses have not exceeded management's expectations. The company's top twenty customers represent 57.9% of its 2003 net sales dollars, relatively consistent with 2002 and 2001. Of these customers, the company's largest customer, Wal-Mart, represents 15.2% of the net sales in 2003. The company's largest customer, Wal-Mart, represented 13.3% of the 2002 net sales, relatively consistent with 2001.

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

Property and Depreciation

Property, plant and equipment are carried at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets. Buildings and improvements are depreciated over thirty-nine years. The principal manufacturing plant is leased from the company's pension plan and is amortized over twenty years. Leasehold improvements are generally depreciated over five years. Machinery and equipment are depreciated over a range of seven to fifteen years. Spare parts are capitalized as part of machinery and equipment and are expensed as utilized.

Costs of major additions, replacements and betterments are capitalized, while maintenance and repairs, which do not improve or extend the life of the respective assets are charged to income as incurred.

The  company   capitalizes   interest  and  labor  costs   associated  with  the
construction and installation of plant and equipment.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If this review indicates that the expected future undiscounted net cash flows of the related asset is less than the asset's carrying value, an impairment loss is recognized.

Marketing costs

The company expenses marketing costs, which include advertising and consumer promotions, as incurred. Marketing costs are included as a part of selling, general and administrative expense. Marketing expenses totaled $5,708, $2,105 and $1,640, for the years ended December 27, 2003, December 28, 2002, and December 29, 2001, respectively.

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

Stock-Based Compensation

In December of 2002, the FASB issued Statement No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123 (FAS 148)". The provisions of this statement are effective for fiscal years beginning after December 15, 2003. The company measures stock-based compensation and reports the calculated differences between the reported and pro-forma impact of the fair-value method on the interim and annual financial reports as required.


                                                                   2003                  2002                   2001
--------------------------------------------------------------------------------------------------------------------
Net income (loss) as reported                               $    (2,362)         $     (4,341)           $     6,320

Deduct: Total stock-based employee
Compensation expense determined under
fair value method, net of related tax effects                       302                    69                    128
                                                            --------------------------------------------------------
Pro forma net income (loss)                                 $    (2,664)         $     (4,410)           $     6,192
                                                            --------------------------------------------------------
Earnings per share:
Basic - as reported                                                (.29)                 (.54)                   .79
Diluted - as reported                                              (.29)                 (.54)                   .78
                                                            --------------------------------------------------------

Basic - pro forma                                                  (.33)                 (.55)                   .77
Diluted - pro forma                                                (.33)                 (.54)                   .76
                                                            --------------------------------------------------------



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

Prior Period Reclassifications

For 2002 and 2001, amounts have been reclassified in the company's consolidated statements of operations and retained earnings, cash flows and balance sheets for comparative purposes.

Recent Accounting Statements

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities, an interpretation of ARB 51. The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (variable interest entities) and how to determine when and which business enterprise should consolidate the variable interest entity (the primary beneficiary). This new model for consolidation applies to an entity which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a variable interest entity make additional disclosures. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. The remaining provisions of FIN 46 were effective immediately for all variable interests in entities created after January 31, 2003. For all variable interests in entities created before February 1, 2003, FIN 46 is effective in the first reporting period ending after December 15, 2003, as deferred by FASB Staff Position (FSP) 46-e, Effective Date of Interpretation 46, for Certain Interests Held by a Public Entity. The Company is currently evaluating the impact of the adoption of the deferred provisions of FIN 46, but does not expect a material impact.

In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 affects the following three types of freestanding financial instruments that should now be classified as liabilities: (i) mandatorily redeemable shares which are required to be redeemed at a specified or determinable date or upon an event certain to occur; (ii) put options and forward purchase contracts, which involves financial instruments embodying an obligation that the issuer must or could choose to settle by issuing a variable number of its shares or other equity instruments based solely on something other than the issuer's own equity shares; and (iii) certain obligations that can be settled with shares, the monetary value of which is fixed, or tied to a variable (such as a market index) or varies inversely with the value of the issuers shares. SFAS 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities whose shares are mandatorily redeemable. SFAS 150 was effective for all financial instruments entered into or modified after May 31, 2003 and otherwise was to be effective at the beginning of the first interim period beginning after June 15, 2003. However, the FASB issued a staff position that delayed the effective date for certain provisions of paragraphs nine and ten as they apply to mandatorily redeemable noncontrolling interests (the Deferred Provisions) to the first fiscal period beginning after December 15, 2003. The company is currently evaluating the impact of the adoption of the Deferred Provisions, but does not expect a material impact.

2.    Restructure Charges
--------------------------------------------------------------------------------

The company recognized net restructure charge reversals in 2003 of $500. These reversals resulted from favorable settlements of certain thrift store lease contracts reserved in the 2002 restructuring.

During the fourth quarter of 2003, the company incurred a $429 restructure charge related to specific arrangements made with senior executives who departed the company.

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

During the second quarter of 2002, the company closed six thrift stores and eliminated certain manufacturing and administrative positions. There were 67 employees terminated as a result of this restructure, of which 42 were temporary employees, 13 were thrift store employees and 12 were corporate and administrative employees. Costs related to these events were included in a restructure charge of $1,405.

During the fourth quarter of 2001, the company closed its Dutch Mill Baking Company production facility. There were 19 manufacturing and 4 administrative positions eliminated as a result. In addition, the company closed two thrift stores. The closing affected 6 thrift store employees. Costs related to these events were included in a restructure charge of $1,728.


                                                                 RESTRUCTURE RESERVE ACTIVITY

                                              Lease
                                           obligations      Severance   Fixed Assets      Other         Total
                                           -----------      ---------   ------------      -----         -----

    2001 Restructures Charges                 $ 604           $ 368     $    351         $ 405        $ 1,728
    2001 Reclass of PP&E                          -               -         (293)            -           (293)
    2001 Payments                              (176)           (160)           -          (248)          (584)
                                               -----           -----        -----         -----          -----
         Balance Dec. 29, 2001                  428             208           58           157            851

    2002 Restructures Charges                 2,015           3,736          412           178          6,341
    2002 Reclass of PP&E                          -               -         (144)           -            (144)
    2002 Payments                              (365)           (541)           -          (157)        (1,063)
                                               -----           -----       -----          -----        -------
         Balance Dec. 28, 2002                2,078           3,403          326           178          5,985

    2003 Restructures Charges                     -             429            -             -            429
    2003 Reclass of PP&E                          -               -         (326)            -           (326)
    2003 Reclass of SERP                          -            (683)           -             -           (683)
    2003 Reversal of Reserve                   (500)              -            -             -           (500)
    2003 Payments                              (765)         (1,664)           -          (101)        (2,530)
                                               -----         -------        ----         -----         -------
         Balance Dec. 27, 2003                $ 813          $1,485         $  -          $ 77          2,375




The balance of the severance charges is expected to be paid as of December 2005 and the balance of the lease obligations and other charges is expected to be paid as of November 2006.


3.    Inventories
--------------------------------------------------------------------------------
Inventories are classified as follows:
                                             Dec. 27, 2003        Dec. 28, 2002
--------------------------------------------------------------------------------


Finished goods                               $       2,397        $       2,731
Work in progress                                       740                  862
Raw materials and supplies                           2,593                3,184
                                             -----------------------------------
                                             $       5,730        $       6,777
                                             -----------------------------------



4.    Long-Term Receivables from Independent Sales Distributors
--------------------------------------------------------------------------------

The company's sales distribution routes are owned by independent sales distributors who purchased the exclusive right to sell and distribute Tastykake products in defined geographical territories. The company maintains a wholly-owned subsidiary to assist in financing route purchase activities if requested by new independent sales distributors, using the route and certain associated assets as collateral. Most route purchase activities involve transactions between existing and new independent sales distributors. At
December 27, 2003 and December 28, 2002, interest-bearing notes receivable (based on treasury yields plus a spread) of $13,115 and $11,930, respectively, are included in current and long-term receivables in the accompanying consolidated balance sheets. During 2003, the company sold eleven new routes to independent sales distributors. The gain of $1,077 on these sales was recognized in the current year and notes receivable in the amount of $1,076 were established.

5.    Notes Payable and Long-Term Debt
--------------------------------------------------------------------------------

On January 31, 2002, the company entered into a new Credit Facility (Facility) for $40 million with two banks. This Facility replaced all existing short-term lines of credit and the Revolving Credit Agreement. Under the Facility, $15 million was available on a 364-day basis and $25 million was available on a three-year revolving term, both of which were renewable annually for an extension of one year upon approval of the banks. The Facility interest rate indexed with the LIBOR rate or the prime rate, and it contained restrictive covenants, which included provisions for the maintenance of tangible net worth, coverage of fixed charges, and restrictions on total indebtedness to EBITDA. The 364-day portion of the Facility contained a sub-limit of $6 million for overnight "Swing Line" borrowings. The revolving portion allowed for Standby Letters of Credit to be issued, reducing the availability under the Facility.

In December 2002, the company obtained a waiver due to a violation of certain restrictive covenants under the Facility resulting from the restructure and pension corridor charges that it recognized. The company obtained an amendment to the Facility, which cured the covenant violations and extended the term for an additional year. The terms of the amendment included the payment of a fee for the amendment, and an increase in future interest rates and commitment fees.

During the third and fourth quarters of 2003, the company violated the Facility restrictive covenant on total indebtedness to EBITDA. The company obtained a waiver for the third quarter violation. On January 23, 2004, the company amended the Facility, which cured the fourth quarter violation by amending the covenant requirement levels. This Amended Credit Facility (Amended Facility) is for $30 million and replaces the $40 million Facility. The Amended Facility provides for $10 million on a 364-day basis and $20 million available on a three-year revolving term. The terms of the Amended Facility require the same type of covenants as those in the Facility, and provide the bank group with a security interest in all unencumbered assets of the company, limits capital expenditures to $9 million dollars in 2004 and a mutually agreed amount thereafter. It require the payment of a fee and may increase interest rates (by .25% to 1.25%) and commitment fees (by .1% to .15%) based on the future performance of the company. The company expects to be in compliance with the new covenants over the next year.

With the Amended Facility, the 364-day line of credit is renewable on January 21, 2005, and the revolver of $8 million is due on January 22, 2007. On the consolidated balance sheet as of December 27, 2003, the 364-day line of credit of $4,900 is at an interest rate of 4.14%, and is reflected as a current liability as the balance fluctuates daily based on working capital requirements. Outstanding notes payable of $4,500 were included in the Facility at December 28, 2002 at an interest rate of 2.72%. The average outstanding borrowing during 2003 was $3,730 and was $3,934 in 2002. The average interest rate in 2003 was 3.58% and 2.78% in 2002, calculated on the basis of the average daily balance. The maximum short-term borrowing by the company at any period end was $6,100 and $5,800 during 2003 and 2002, respectively.

Notes payable consists of the following:

                                                                                    Dec. 27, 2003                   Dec. 28, 2002
------------------------------------------------------------------------------------------------------------------------------------


Credit Facility, with interest at or below the prime rate
      (4.14% at December 27, 2003 and 2.72% at December 28, 2002)                     $       4,900               $         4,500
------------------------------------------------------------------------------------------------------------------------------------

Long-term debt consists of the following:


------------------------------------------------------------------------------------------------------------------------------------
Credit Facility, with interest at or below the prime rate
      (4.14% at December 27, 2003 and 2.72% at December 28, 2002)                     $       8,000               $         9,000
------------------------------------------------------------------------------------------------------------------------------------

6.    Obligations Under Capital Leases
------------------------------------------------------------------------------------------------------------------------------------

Obligations under capital leases consist of the following:
                                                                                    Dec. 27, 2003                   Dec. 28, 2002
------------------------------------------------------------------------------------------------------------------------------------


Capital lease obligation, with interest at 11%, payable in monthly installments
      of $47 through June 2014                                                        $       3,486               $         3,654
Capital lease obligation, with interest at 5.9%, payable in monthly installments
      of $45 through October 2007                                                             1,853                            -
Industrial development mortgage, with interest at 8.5%, payable in
      monthly installments of $8 through January 2003                                            -                              8
                                                                                ----------------------------------------------------

                                                                                              5,339                         3,662
Less current portion                                                                            634                           176
                                                                                ----------------------------------------------------

                                                                                      $       4,705               $         3,486
                                                                                ----------------------------------------------------



7.    Commitments and Contingencies
--------------------------------------------------------------------------------


The company leases certain plant and distribution facilities, machinery and automotive equipment under noncancelable lease agreements. The company expects that in the normal course of business, leases that expire will be renewed or replaced by other leases. Included therein is a lease with the Trustees of the Tasty Baking Company Pension Plan for property contributed to the plan on December 1, 1960. The net annual rental is subject to adjustment every three years to provide fair market rental to the Pension Plan and accordingly, the net annual rental was adjusted effective July 1, 2002. The lease was renewed on July 1, 2002, for four additional three-year periods. In addition, the company has an option to purchase the property at any time at its then fair market value. Property, plant and equipment relating to capital leases was $8,310 at December 27, 2003 and $6,231 at December 28, 2002 with accumulated amortization of $2,303 and $2,042, respectively. Depreciation and amortization of assets recorded under capital leases was $261 in 2003 and $244 in 2002 and 2001.



The following is a schedule of future minimum lease payments as of December 27,
2003:
                                                                                      Noncancelable
                                                               Capital Leases        Operating Leases
------------------------------------------------------------------------------------------------------

2004                                                      $      1,102              $      1,307
2005                                                             1,102                       996
2006                                                             1,102                       753
2007                                                               847                       508
2008                                                               561                       411
Later years                                                      3,085                       151
                                                          --------------------------------------
Total minimum lease payments                              $      7,799              $      4,126
                                                                                           ------
Less interest portion of payments                                2,460
                                                          --------------
Present value of future minimum lease payments            $      5,339
                                                          --------------




Rental expense was approximately $2,194 in 2003, $2,513 in 2002, and $2,411 in 2001.

In connection with a workers' compensation insurance policy, the company has obtained Standby Letters of Credit in the amount of $4,500 which are required by its insurance company in order to guarantee future payment of premiums.

The company and its subsidiaries are involved in certain legal and regulatory actions, all of which have arisen in the ordinary course of the company's business. The company is unable to predict the outcome of these matters, but does not believe that the ultimate resolution of such matters will have a material adverse effect on the consolidated financial position or results of operations of the company. However, if one or more of such matters were determined adversely to the company, the ultimate liability arising therefrom should not be material to the financial position of the company, but could be material to its results of operations in any quarter or annual period.

In November 1998, nine (9) independent sales distributors (Plaintiffs), on behalf of all present and former sales distributors, commenced suit against the company seeking recovery from the company of amounts (i) which the sales distributors paid in the past to the Internal Revenue Service on account of employment taxes, and (ii) collected by the company since January 1, 1998 as an administrative fee from all unincorporated sales distributors. The company removed the complaint to the United States District Court for the Eastern District of Pennsylvania and was successful in having the complaint dismissed with prejudice as to all federal causes of action.

Subsequently, Plaintiffs commenced a new suit in Common Pleas Court for Philadelphia County, Pennsylvania, asserting state law claims seeking damages for (1) the alleged erroneous treatment of the sales distributors as independent contractors by the company such that the sales distributors were required to pay self-employment, social security and federal unemployment taxes which they allege should have been paid by the company, and (2) for breach of contract relating to the collection of an administrative fee from all unincorporated sales distributors. The Court dismissed with prejudice the Plaintiffs first claim in March 2000. As to the second claim, in January 2002, the Court certified a class of approximately 200 sales distributors (representing approximately 40% of the company's current routes), consisting of unincorporated sales distributors who, since February 7, 1998, have paid or continue to pay the administrative fee to the company. The company believes the case to be without merit and is defending the matter vigorously. The company has not established any reserve in the event that the ultimate outcome of this litigation proves unfavorable to the company. If this matter is determined adversely to the company, the ultimate liability arising therefrom should not be material to the financial position of the company, but could be material to its results of operations in any quarter or annual period.


8.    Pension and Supplemental Retirement Costs
--------------------------------------------------------------------------------


The company maintains a partially funded noncontributory pension plan providing retirement benefits for substantially all employees. Benefits under this plan generally are based on the employees' years of service and compensation during the years preceding retirement. The company maintains an unfunded Supplemental Executive Retirement Plan (SERP)

--------------------------------------------------------------------------------

providing retirement benefits for key employees designated by the Board of Directors. Benefits under the plan generally are based on the key employees' years of service and compensation during the years preceding retirement. The company also maintains an unfunded Directors' Retirement Plan. The benefit amount is the annual retainer in the year of retirement.

Net pension gains and losses in excess of 10% of the greater of the projected benefit obligation or the market value of the plan assets (pension corridor) are recognized in the year of occurrence. In 2002, the estimated unrecognized loss for the pension plan at year-end exceeded the pension corridor by $4,656. Thus, the total net periodic pension cost for fiscal 2002 for the pension plan has been increased by this amount, resulting in a final 2002 cost of $5,456.



The components of pension cost are summarized as follows:
                                                                            2003                      2002                    2001
-----------------------------------------------------------------------------------------------------------------------------------

Service cost-benefits earned during the year                    $          1,366          $          1,356           $       1,222
Interest cost on projected benefit obligation                              5,104                     5,108                   5,065
Expected return on plan assets                                            (4,786)                   (5,665)                 (6,135)
Prior service cost amortization                                               16                         1                     (30)
Transition amount amortization                                                 -                         -                    (339)
Actuarial loss recognition                                                     -                     4,656                       -

                                                                -------------------------------------------------------------------
Net pension amount charged (credited) to income                 $          1,700          $          5,456           $        (217)
                                                                -------------------------------------------------------------------


The following table sets forth the change in projected benefit obligation, change in plan assets, funded status of the pension, SERP, and Directors' Retirement plans and net liability recognized in the company's balance sheet at December 27, 2003 and December 29, 2002:

                                                                            2003                      2002
------------------------------------------------------------------------------------------------------------


Change in Projected Benefit Obligation
------------------------------------------------

Projected benefit obligation, beginning of year                 $         81,524          $         77,067
Service cost                                                               1,486                     1,435
Interest cost                                                              5,441                     5,407
Plan amendments                                                                -                       105
Actuarial loss                                                             5,630                     1,889
Special termination benefits                                                   -                       608
Benefits paid - pension                                                   (4,960)                   (4,720)
Benefits paid - other                                                       (254)                     (267)
                                                                -------------------------------------------
Projected benefit obligation, end of year                       $         88,867          $         81,524
                                                                -------------------------------------------

Change in Accumulated Benefit Obligation
------------------------------------------------

Accumulated benefit obligation, beginning of year               $         73,873          $         68,273
Accumulated benefit obligation, end of year                     $         81,631          $         73,873

Change in Pension Plan Assets
------------------------------------------------

Fair value of plan assets, beginning of year                    $         57,229          $         64,844
Actual return on plan assets                                               9,546                    (3,895)
Company contribution                                                           -                     1,000
Benefits paid                                                             (4,960)                   (4,720)
                                                                -------------------------------------------
Fair value of plan assets, end of year                          $         61,815          $         57,229
                                                                -------------------------------------------


Net Liability Recognized in Balance Sheet
------------------------------------------------

Funded status of plan, end of year                              $        (27,052)         $        (24,295)
Unrecognized actuarial loss                                                9,238                     8,418
Unrecognized prior service cost                                              193                       192
                                                                -------------------------------------------
Net liability recognized in balance sheet, end of year          $        (17,621)         $        (15,685)
Less current portion                                                         308                       254
                                                                -------------------------------------------
                                                                $        (17,313)         $        (15,431)
                                                                -------------------------------------------



                                       21


8.    Pension and Supplemental Retirement Costs (continued)
--------------------------------------------------------------------------------

Amounts Recognized in the statement of financial
position consists of:
------------------------------------------------

Accrued benefit cost                                            $        (17,621)         $        (15,685)
Additional minimum liability                                              (2,251)                        -
Intangible asset                                                             292                         -
Deferred tax effect                                                          723                         -
Accumulated other comprehensive loss (income)                              1,236                         -
                                                                -------------------------------------------
Net amount recognized, end of year                              $        (17,621)         $        (15,685)
                                                                -------------------------------------------




The actuarial present value of benefits and projected benefit obligations were determined using a discount rate of 6.10% for fiscal year 2003, 6.75% for fiscal year 2002, and 7.25% for fiscal year 2001. The expected long-term rate of return on assets was 8.75% for fiscal years 2003 and 2002 and 9.0% for fiscal year 2001. The rate of compensation increase used to measure the projected benefit obligation was 4.0% for fiscal years 2003 and 2002 and 4.5% for fiscal year 2001. Plan assets are invested in a diverse portfolio that primarily consists of equity and debt securities as well as the company's Philadelphia production facility with subsequent improvements and additions thereto.

The return on assets assumption is conservatively based upon analysis of historical market returns, current market conditions, and the fund's past experience. One of the factors that contributed to this assumption was the historical return on plan assets which has been at or above 9%. This assumes no benefit from manager selection strategies.

The degree of sensitivity of the net cost to changes in the discount rate is dependent on the relationship of the unrecognized gain or loss to the pension corridor. The following reflects sensitivities of net cost and projected benefit obligations to 25-basis point changes based on a 6.1% discount rate and 8.75% expected return on assets:



                                                         Impact on Pension              Impact on Pension          Impact on
                                                          Expense without               Expense with Full       Projected Benefit
                                                        Corridor Recognition           Corridor Recognition        Obligation
------------------------------------------------------------------------------------------------------------------------------------

25 basis point decrease in discount rate                   $          23          $       2,295            $        2,525
25 basis point increase in discount rate                             (26)                (2,224)                   (2,442)
25 basis point decrease in return on assets assumption               149                    149                         -
25 basis point increase in return on assets assumption              (149)                  (149)                        -





Expected Cash Flows

Information about cash flows for the pension plans follows:

Employer Contributions
No contributions are required, however, the company will evaluate whether or not to make a contribution to the plan before September 15, 2004

Expected Benefit Payments From:                                               Plan Trust                      Company Assets
-----------------------------------------------------------------------------------------------------------------------------
2004                                                                           $ 5,064                             $ 308
2005                                                                             5,107                               328
2006                                                                             5,214                               327
2007                                                                             5,354                               322
2008                                                                             5,528                               321
2009-2013                                                                       30,465                             1,552




Investment Strategy

The financial strategy of the TBC pension plan is based on the Statement of Investment Policy, which was designed by the Company in corroboration with an outside investment consultant. The policy and the underlying asset allocation, was created by analyzing both the current and the long-term liability stream (payouts to plan participants) and modeling various asset allocation scenarios around the liability data. The asset-liability analysis was used to create an investment strategy which provides the highest likelihood of generating returns sufficient to meet the payout requirements, while preserving capital in down markets and minimizing downside return volatility.

--------------------------------------------------------------------------------

The asset allocation for Tasty Baking's pensions plan at the end of 2003 and 2002, and the target allocation for 2004 by asset category follows:


                                                                                           Percentage of Plan
                                                                    Target Allocation      Assets at Year End
Asset Category                                                          for 2004                 2003               2002
------------------------------------------------------------------------------------------------------------------------

Equity securities                                                         55 %                   49 %               50 %
Debt securities                                                           34 %                   35 %               40 %
Real estate                                                                6 %                    6 %                6 %
Other                                                                      5 %                   10 %                4 %
                                                                         -----------------------------------------------
Total                                                                    100 %                  100 %              100 %




Equity securities include Tasty Baking common stock in the amounts of $134 and $116 at the end of 2003 and 2002, respectively.


9.    Postretirement Benefits Other than Pensions
--------------------------------------------------------------------------------

In addition to providing  pension  benefits,  the company also provides  certain unfunded health care and life insurance  programs for  substantially all retired
employees.   These  benefits  are  provided  through  contracts  with  insurance companies and health service providers.

The net periodic postretirement benefit cost included the following components:

                                              2003                   2002                    2001
----------------------------------------------------------------------------------------------------

Service cost                        $          336           $        364            $        236
Interest cost                                  988                    996                     923
Net amortization and deferral                 (130)                  (263)                   (403)
                                    ----------------------------------------------------------------
Net amount charged to income        $        1,194           $      1,097            $        756
                                    ----------------------------------------------------------------



The following table sets forth the change in projected benefit obligation, funded status of the postretirement benefit plan and the net liability recognized in the company's balance sheet at December 27, 2003 and December 28, 2002:

                                                                      2003                   2002
-----------------------------------------------------------------------------------------------------
Change in Projected Benefit Obligation
--------------------------------------


Projected benefit obligation, beginning of year              $        14,901        $        13,662
Service cost                                                             336                    364
Interest cost                                                            988                    996
Actuarial (gain) loss                                                  1,813                  1,302
Benefits paid                                                         (1,067)                (1,423)
                                                                ------------------------------------
Projected benefit obligation, end of year                    $        16,971        $        14,901
                                                                ------------------------------------


Net Liability Recognized in Balance Sheet
-----------------------------------------


Funded status of plan, end of year                           $       (16,971)       $       (14,901)
Unrecognized net gain                                                   (906)                (2,850)
                                                                ------------------------------------

Net liability recognized in balance sheet, end of year       $       (17,877)       $       (17,751)
Less current portion                                                   1,159                  1,067
                                                                ------------------------------------
                                                             $       (16,718)       $       (16,684)
                                                                ------------------------------------


The accumulated postretirement benefit obligation was determined using a weighted average discount rate of 5.75% in 2003, 6.75% in 2002, and 7.25% in 2001, and an assumed compensation increase rate of 3.5% in 2003 and 4.5% in 2002 and 2001.



9.    Postretirement Benefits Other than Pensions (continued)
--------------------------------------------------------------------------------

For 2003, the health care cost trend rates are anticipated to be 12.0% for HMO-type health plans, gradually declining to 5.0% in seven years and remaining at that level thereafter. The health care cost trend rate assumptions have a significant effect on the amounts reported.

Effect of health care trend rate                                        2003                2002          2001
---------------------------------------------------------------------------------------------------------------

1% increase effect on accumulated benefit obligation           $         467       $         389    $      328
1% increase effect on periodic cost                                       53                  55            43
1% decrease effect on accumulated benefit obligation                     454                 361           307
1% decrease effect on periodic cost                                       48                  50            39




10.   Thrift Plan
--------------------------------------------------------------------------------

The Tasty Baking Company Thrift Plan permits participants to make contributions to the plan on a pre-tax salary reduction basis in accordance with the provision of Section 401(k) of the Internal Revenue Code. After six months of employment, the company matches 100% of participant's contributions up to a specified limit. Company contributions charged against income totaled $467 in 2003, $483 in 2002, and $498 in 2001.

The plan is administered under a Section 401(k) prototype plan sponsored by Mellon HR Solutions. Under the plan, the company's contributions are invested in Tasty Baking Company common stock, and participants may choose from a selection of guaranteed and mutual fund options offered by Mellon HR Solutions for investment of their contributions.

The company had 188,527 shares of its common stock reserved for possible issuance under the plan at December 27, 2003.


11.   Management Stock Purchase Plan
--------------------------------------------------------------------------------

In March of 2003, the Management Stock Purchase Plan was discontinued prospectively. The Management Stock Purchase Plan provided that common shares may be sold to management employees from time to time at prices designated by the Board of Directors (not less than 50% of the fair market value at date of grant) and under certain restrictions and obligations to resell to the company. During 2003 and 2002, 1,400 and 11,900 shares of common stock, respectively, were sold at 50% of fair market value at date of grant. The aggregate sales price of these shares was $7 and $101, respectively, for which collateral judgment notes were obtained to be paid in equal quarterly installments (not to exceed 40) with interest on the unpaid balance at 2.13% in 2003, and 2.38% in 2002. At December 27, 2003, a total of 931,567 common shares were authorized under the plan, of which 182,365 shares remained unissued.

For accounting purposes, the difference between the fair market value of the stock at the date of grant and the purchase price, $6 in 2003 and $76 in 2002, represents compensation. The compensation is deferred and, together with the notes receivable, is shown as a deduction from shareholders' equity. The deferred compensation is amortized over a ten-year period or the period the employees perform services, whichever is less. Amortization charged to income amounted to $38, $42, and $45 in 2003, 2002, and 2001, respectively.

In accordance with an Internal Revenue Service regulation, the company includes both the dividends paid on shares restricted under the plan, and the difference between the purchase price of the stock at the date of the grant and the fair market value at the date the plan restrictions lapse, as employee compensation for federal income tax purposes. The tax benefits relating to the difference between the amounts deductible for federal income taxes over the amounts charged to income for book purposes have been credited to capital in excess of par value of stock.


12.   Stock Option Plans
--------------------------------------------------------------------------------

On March 27, 2003, the Board of Directors adopted the Tasty Baking Company 2003 Long Term Incentive Plan (2003 Plan), which was approved by shareholders at the 2003 Annual Meeting. Under the terms of the 2003 Plan, 400,000 shares were authorized. On August 7, 2003, 312,056 of the authorized shares were granted as options to employees and directors of the company. In addition on August 7, 2003, 77,434 and 11,250 options were granted to employees under the 1997 Long Term Incentive Plan and the 1994 Long Term Incentive Plan, respectively. Under these grants, the options vest in three equal installments beginning on the first anniversary date with a five year retention period from the date of grant. The option price is determined by the Compensation Committee of the Board and, in the case of incentive stock options, will be no less than the fair market value of the shares on the date of grant. Options lapse at the earlier of the expiration of the option term specified by the Compensation Committee of the Board (not more that ten years in the case of incentive stock options) or three months following the date on which employment with the company terminates.



12.   Stock Option Plans (continued)
--------------------------------------------------------------------------------

Transactions involving the plans are summarized as follows:

                                              2003                          2002                                   2001
------------------------------------------------------------------------------------------------------------------------------------
                                       Weighted-Average                Weighted-Average                    Weighted-Average
                                   Shares    Exercise Price        Shares     Exercise Price           Shares       Exercise Price
------------------------------------------------------------------------------------------------------------------------------------


Options outstanding at
      beginning of year               461           12.73           434             $13.48               585              $12.86
            Less: Exercises             -               -           (27)             11.18              (151)              11.08
                     Forfeitures     (105)          11.78           (31)             15.64                  -                  -
                                    --------------------------------------------------------------------------------------------

                                      356                           376                                  434
Granted                               383           10.50            85               9.46                 -                   -
                                    --------------------------------------------------------------------------------------------

Outstanding at end of year            739         $ 11.50           461            $ 12.73               434             $ 13.48
                                    --------------------------------------------------------------------------------------------


Options exercisable at year-end       323                           372                                  381
Weighted-average fair value of
      options granted during
      the year                                     $ 2.19                            $1.87                                     -





The following table provides certain information with respect to stock options outstanding and exercisable at December 27, 2003:

                                             Outstanding Options                                Exercisable Options
----------------------------------------------------------------------------------------------------------------------------------
                                               Weighted-Average
Range of                                          Remaining            Weighted-Average                           Weighted-Average
Exercise Prices               Shares           Contractual Life          Exercise Price       Shares                Exercise Price

$8.60 - $11.60                   649                 7.4                  $10.55                233                    $10.78
$18.31                            90                 4.0                   18.31                 90                    $18.31
                                ----                                                            ----
                                 739                                                            323
------------------------   -----------------------------------------------------     ---------------------------------------------



A summary of the status of options granted to the Directors by the company for the fiscal years 2003, 2002, and 2001 is presented below:




                                                     2003                             2002                            2001
------------------------------------------------------------------------------------------------------------------------------------
                                              Weighted-Average                Weighted-Average                  Weighted-Average
                                         Shares        Exercise Price     Shares       Exercise Price       Shares   Exercise Price
------------------------------------------------------------------------------------------------------------------------------------
Options outstanding at
      beginning of year                      88            $ 11.43         104              $11.45          141           $11.40
            Less: Exercises                   -                            (16)              11.56          (37)           11.25
                                    --------------------------------------------------------------------------------------------

                                             88                             88                              104
Granted                                      51                              -                                -
                                    --------------------------------------------------------------------------------------------

Outstanding at end of year                  139              10.78          88              $11.43          104           $11.45
                                    --------------------------------------------------------------------------------------------

Options exercisable at year-end              88                             82                               89
Range of exercise prices              $11.00 to $11.60                 $11.00 to $11.60                  $11.00 to $11.60
Weighted-average fair value of
      options granted during the year                         2.19                               -                             -



The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and certain weighted-average assumptions. The following assumptions were used for the 2003 employee grants: dividend yield of 3.31%, expected volatility of 33.81%, expected life of 5 years and risk-free interest rate of 2.83%.

On December 21, 2000, the Board of Directors adopted the Tasty Baking Company Restricted Stock Incentive Plan (Restricted Stock Plan), which was approved by shareholders at the 2001 Annual Meeting. Under the terms of the Restricted Stock Plan, 200,000 common shares were authorized and 109,500 of those shares were granted to executives of the company. The target for these awards is the achievement of a compound annualized increase in earnings per share of 10% per year for fiscal years 2001 through 2003 (Measurement Period) over earnings per share for fiscal year 2000. The number of shares awarded is subject to adjustment on a roughly pro rata basis in the event the actual compound annualized rate of increase in the company's cumulative earnings per share for the Measurement Period is 50% to 125% of the target. During the first quarter of 2002, the balance of the accrual of $240 was reversed since the target for 2001 had not been achieved, and based

--------------------------------------------------------------------------------

on the first quarter 2002 results, the company was satisfied that the overall target would not be achieved. On February 4, 2004, the Compensation Committee reviewed the company's performance during the Measurement Period and determined that the minimum earnings targets were not achieved and all restricted stock awards were forfeited.

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

In addition, effective December 17, 1999, the Board of Directors approved a resolution to distribute 79,304 shares to executives and managers of the company as a conditional stock grant expiring December 17, 2002. The shares were to be distributed to the executives and managers in one-third increments upon reaching the targeted stock prices of $12, $14 and $16. Compensation expense was required to be recognized for the number of shares granted at the time the targeted stock price levels were reached. Compensation expense was recognized for 2000 in the amount of $319 upon reaching the targeted stock price of $12. In the first quarter of 2001 the final two targets of $14 and $16 were reached which resulted in compensation expense of $805 in the first quarter of 2001. All shares related to the plan were distributed by the end of the first quarter of 2001.


13.   Capitalization of Interest Costs
--------------------------------------------------------------------------------

The company capitalizes interest as a component of the cost of significant construction projects. The following table sets forth data relative to capitalized interest:

                                                                                          2003             2002            2001
--------------------------------------------------------------------------------------------------------------------------------

Total interest                                                                     $       911       $    1,096      $    1,265
Less capitalized interest                                                                    2               30             162
                                                                                   ---------------------------------------------

Interest expense                                                                   $       909       $    1,066      $    1,103
                                                                                   --------------------------------------------



14.   Other Income, Net

Other income, net consists of the following:
                                                                                          2003             2002            2001
--------------------------------------------------------------------------------------------------------------------------------


Interest income                                                                    $       817       $      957      $      996
Other, net                                                                                  56              208             194
                                                                                   --------------------------------------------
                                                                                   $       873       $    1,165      $    1,190
                                                                                   --------------------------------------------



15.   Income Taxes
--------------------------------------------------------------------------------


The effective tax rates were a benefit of 36.9% and 45.2% in 2003 and 2002, respectively, and a provision of 37.4% in 2001. The rates differ from the amounts derived from applying the statutory U.S. federal income tax rate of 34% to income before provision (benefit) for income taxes as follows:


                                                                                          2003            2002              2001
--------------------------------------------------------------------------------------------------------------------------------


Statutory tax provision                                                            $    (1,273)      $   (2,691)     $    3,433
State income taxes, net of
      federal income tax benefit                                                          (300)            (816)             70
Addition to (release of) tax reserves                                                     (163)            (128)            182
Valuation allowance                                                                        286                -               -
Non-deductible expenses and other                                                           67               62              90
                                                                                   --------------------------------------------
Provision (benefit) for income taxes                                               $    (1,383)      $   (3,573)     $    3,775
                                                                                   --------------------------------------------


In 2001, additional tax reserves were established for tax exposure that was determined to be unnecessary and released in 2002. During 2003, the company released $163 of its tax reserves due to enacted state tax law changes.



15.   Income Taxes (continued)

Deferred  income taxes  represent  the future tax  consequences  of  differences between the tax bases of assets and liabilities  and their  financial  reporting amounts at each  year-end.  Significant  components  of the  company's  deferred income tax assets (liabilities) are as follows:
                                                                          2003                2002
--------------------------------------------------------------------------------------------------

Postretirement benefits other than pensions                       $       7,253      $       7,118
Pension and employee benefit costs                                        7,719              6,151
Depreciation and amortization                                            (7,530)            (5,724)
Vacation pay                                                              1,029                938
Provision for doubtful accounts                                           1,137              1,446
Reserve for obsolescence                                                    140                362
Restructure charge                                                        1,209              2,418
Net operating loss carryforwards                                          1,416                322
Unused credits                                                              688                  -
Valuation allowance                                                        (286)                 -
Other                                                                       394                413
                                                                 ---------------------------------
Net deferred tax asset                                                   13,169             13,444
Less current portion                                                      3,902              5,214
                                                                 ---------------------------------
                                                                  $       9,267      $       8,230
                                                                 ---------------------------------




The company has recorded a deferred income tax asset of $1,416 for the benefit of federal income tax loss carryforwards in the amount of $628 and state income tax loss carryforwards in the amount of $788. These carryforwards expire in varying amounts between 2004 and 2023. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes that it is more likely than not that the deferred tax assets will be realized. However, the amount realizable could be reduced if taxable income in future is not sufficient to utilize all of the credits.

The company has recorded a deferred income tax asset for benefits in the amount of $688 for unused federal AMT credits and unused state credits. Federal AMT credits, in the amount of $143, do not expire. State tax credits total $545, most of which expire in varying amounts between 2004 and 2008. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforward. A valuation allowance in the amount of $286 has been established for some of the state credits that management believes will not be realized.


16.   Net Income (Loss) per Common Share
--------------------------------------------------------------------------------


(000's expect per share amounts)

The following is a reconciliation of the Basic and Diluted net income (loss) per common share computations:

Net income (loss) per common share - Basic:                          2003                 2002                     2001
--------------------------------------------                        -----                 -----                    -----

      Net income (loss)                                     $      (2,362)       $        (4,341)         $       6,320
                                                           ------------------------------------------------------------

      Weighted-average shares outstanding                           8,098                  8,075                  7,998
                                                           ------------------------------------------------------------

      Basic per share amount                                $        (.29)       $          (.54)         $         .79
                                                           ------------------------------------------------------------

Net income (loss) per common share - Diluted:
---------------------------------------------

      Net income (loss)                                     $      (2,362)       $        (4,341)         $       6,320
                                                           ------------------------------------------------------------
      Weighted-average shares outstanding                           8,098                  8,075                  7,998
      Dilutive options                                                  6                     84                    142
                                                           ------------------------------------------------------------
      Total Diluted shares                                          8,104                  8,159                  8,140
                                                           ------------------------------------------------------------
      Diluted per share amount                              $        (.29)       $          (.54)         $         .78
                                                           ------------------------------------------------------------




Potentially dilutive options to purchase 6 and 84 shares were not included in the computation of the diluted per share amounts in 2003 and 2002, respectively, because they would have an anti-dilutive effect due to the net loss. Potentially dilutive options to purchase a total of 142 shares of common stock at a price of $18.3125, which were outstanding in 2001, were not included in the computation of diluted per share amounts because they would have an anti-dilutive effect due to the option's exercise prices being greater than the average market prices of the common shares.

Report of Independent Auditors



To the Shareholders and the
 Board of Directors Tasty Baking Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and retained earnings, of changes in capital accounts and of cash flows present fairly, in all material respects, the financial position of Tasty Baking Company and subsidiaries as of December 27, 2003 and December 28, 2002, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 27, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for the opinion expressed above.









Philadelphia, Pennsylvania
March 10, 2004

Directors and Officers

Directors                                    Officers

James E. Ksansnak                            Charles P. Pizzi
Chairman of the Board                        President and Chief Executive
Tasty Baking Company                         Officer
Retired Vice Chairman,
Aramark Corporation                          David S. Marberger
                                             Senior Vice President and
                                             Chief Financial Officer
Fred C. Aldridge, Jr., Esq.
Attorney-at-law                              Vincent A. Melchiorre
                                             Senior Vice President and
Philip J. Baur, Jr.                          Chief Marketing Officer
Retired Chairman of the Board
Tasty Baking Company                         Blake W. Thompson
                                             Senior Vice President, Supply Chain
G. Fred DiBona, Jr.
President and Chief Executive Officer,       Nancy K. O'Toole
Independence Blue Cross                      Vice President, Human Resources

Ronald J. Kozich                             Robert V. Brown
Retired Managing Partner,                    Vice President, Sales
Ernst & Young LLP, Philadelphia
                                             Autumn R. Bayles
Charles P. Pizzi                             Chief Information Officer
President and
Chief Executive Officer                      Ronald O. Whitford, Jr.
Tasty Baking Company                         General Counsel and Secretary

Judith M. von Seldeneck                      Eugene P. Malinowski
Chairman,                                    Finance Director
Diversified Search Companies
                                             Dana E. Bell
David J. West                                Controller
Senior Vice President, Sales
Hershey Foods Corporation

Committees of the Board
Audit Committee
Ronald J. Kozich, Chairperson
Fred C. Aldridge, Jr., Esq.
Philip J. Baur, Jr.
James E. Ksansnak

Compensation Committee
Judith M. von Seldeneck, Chairperson
G. Fred DiBona, Jr.
Ronald J. Kozich
James E. Ksansnak

Nominating and Corporate Governance
Committee
G. Fred DiBona, Jr., Chairperson
Fred C. Aldridge, Jr., Esq.
Philip J. Baur, Jr.
James E. Ksansnak

                                               Transfer Agent
                                               American Stock Transfer
                                               & Trust Company
                                               59 Maiden Lane
                                               New York, NY  10007

                                               Independent Auditors
                                               PricewaterhouseCoopers LLP
                                               Two Commerce Square, Suite 1700
                                               2001 Market Street
                                               Philadelphia, PA 19103

                                               Stock Listing
                                               New York Stock Exchange
                                               Ticker symbol: TBC

                                               Tasty Baking Company
                                               2801 Hunting Park Avenue
                                               Philadelphia, PA 19129
                                               (215) 221-8500

                                               TastyShop Department
                                               1-800-33-TASTY

                                               Tastykake On-Line
                                               www.tastykake.com








                              All  paper  used in this  annual  report  meets or
                              exceeds  EPA  guidelines   for  paper   containing
                              recovered materials.